SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

OUR MISSION

We want to discover, develop and successfully market innovative products to prevent and cure diseases, to ease suffering and to enhance the quality of life.

We also want to provide a shareholder return that reflects outstanding performance and to adequately reward those who invest ideas and work in our company.

FOR INFORMATION ON PHOTOGRAPHS IN THIS ANNUAL REPORT, PLEASE REFER TO PAGES 252 TO 254

GROUP

Novartis provides healthcare solutions that address the evolving needs of patients and societies worldwide.

Now focused solely on growth areas in healthcare, Novartis offers a diversified portfolio to best meet these needs — innovative medicines, cost-saving generics, preventive vaccines and diagnostic tools, and consumer health products.

FINANCIAL HIGHLIGHTS

KEY FIGURES (In USD millions, unless indicated otherwise)	2007	2006
Total Group net sales	39 800	37 020
Continuing operations (1)
- Net sales	38 072	34 393
- Operating income excluding environmental and restructuring charges (2)	7 815	7 642
- Return on net sales (2) (%)	20.5	22.2
- Operating income	6 781	7 642
- Net income	6 540	6 825
Net income — Discontinued operations	5 428	377
Net income — Total Group	11 968	7 202
Basic earnings per share (3)
- Continuing operations (1)	2.81	2.90
- Total Group	5.15	3.06
R&D investments (1)	6 430	5 321
- As % of net sales (1)	16.9	15.5
Number of associates (FTE (1), (4))	98 200	94 241

SHARE INFORMATION	2007	2006
Return on average equity (%)	26.4	19.3
Free cash flow (1)	3 761	4 045
Operating cash flow per share (1), (3) (USD)	3.97	3.54
ADS price at year-end (USD)	54.31	57.44
Share price at year-end (CHF)	62.10	70.25
Dividend payment (5) (CHF)	1.60	1.35
Payout ratio of net income from continuing operations (%)	49	38

(1) Excluding Consumer Health discontinued operations

(2) Excluding in 2007 USD 590 million of Corporate environmental and USD 444 million of “Forward” initiative restructuring charges

(3) Average number of shares outstanding in 2007: 2 317.5 million (2006: 2 345.2 million)

(4) Full-time equivalent positions

(5) Dividend payment for 2007 proposed to shareholders

Business Review

Overview

NEWS IN 2007

GROUP

Record results in 2007 underscore benefits of strategic healthcare portfolio. Total Group net sales rise 8% (+3% in local currencies) to USD 39.8 billion. Net income reaches USD 12.0 billion. Results include contributions from Medical Nutrition and Gerber until divestment and an after-tax divestment gain of USD 5.2 billion in net income.

Strong contributions particularly from Sandoz and Vaccines and Diagnostics in continuing operations focused solely on healthcare. Net sales rise 11% (+6% lc) to USD 38.1 billion. Operating income decline reflects US pharmaceuticals slowdown and significant charges of about USD 1 billion for environmental provision as well as “Forward” initiative to improve competitiveness.

PHARMACEUTICALS

Europe, Latin America and key emerging markets generate double-digit growth and many products strengthen leading positions. Net sales grow 6% (+2% lc) to USD 24.0 billion. However, US impacted by generic competition and Zelnorm suspension. Operating income decline reflects lost US contributions and significant charges as well as major investments in new products and pipeline.

VACCINES AND DIAGNOSTICS

Net sales advance to USD 1.5 billion. Key growth drivers are vaccines for TBE (tick-borne encephalitis), pediatric immunization and seasonal influenza as well as NAT (nucleic acid testing) blood testing products. Meningitis vaccines in development progressing toward regulatory submissions.

SANDOZ

Dynamic performance with net sales up 20% (+13% lc) to USD 7.2 billion, providing an incremental increase of USD 1 billion thanks mainly to the US and Eastern Europe. “Difficult-to-make” generics provide competitive advantage. Operating income advances much faster than net sales, supported by productivity gains.

CONSUMER HEALTH	Solid expansion as OTC and Animal Health deliver double-digit growth from focus on strategic brands, new products and geographic expansion. CIBA Vision grows on improved product availability.

PIPELINE

15 major regulatory approvals in the US and Europe for new pharmaceutical products. Highly respected pipeline with 140 projects in clinical development. Many have potential best-in-class status that would advance or create new treatment standards.

RESEARCH

Novartis Biologics formed to accelerate R&D in biologic therapies, which represent 25% of the Novartis pre-clinical research pipeline. Many projects advancing rapidly at Novartis Institutes for BioMedical Research.

CORPORATE CITIZENSHIP	Novartis access-to-medicine programs for those in need reach 66 million patients in 2007 through contributions valued at USD 937 million.

DIVIDEND	Proposal for 19% increase in 2007 dividend to CHF 1.60 per share. Represents 49% payout ratio of net income from continuing operations.

Letter from Daniel Vasella

DEAR SHAREHOLDERS:

It gives me great pleasure in our twelfth business year, which has been the most exceptional in the history of Novartis, to report another set of record results despite a difficult environment for the Pharmaceuticals Division, which experienced disappointments as well as successes.

We took decisive steps in 2007 to focus Novartis solely on healthcare through the divestments of Medical Nutrition and Gerber, which led to net income advancing 66% to USD 12 billion. This includes the after-tax gain of USD 5.2 billion from the divestments.

The sale of these businesses, along with one-time charges of approximately USD 1 billion for environmental provisions and restructuring measures, makes it challenging to compare this performance with the previous year. Therefore I will focus on continuing operations:

•                  Net sales from continuing operations rose 11% (+6% in local currencies) to USD 38.1 billion

•                  Operating income from continuing operations rose 2% to USD 7.8 billion excluding these one-time factors

•                  Earnings per share (EPS) rose 68% to USD 5.15 for the Group, and were up 9% to USD 3.15 for continuing operations when also excluding these one-time factors

•                  Free cash flow from continuing operations reached USD 3.8 billion

All divisions contributed to another record level of net sales for the Group. However, the overall results were impacted by a weaker performance in the Pharmaceuticals Division, which stood in stark contrast to the dynamic growth of Vaccines and Diagnostics and Sandoz. Consumer Health also delivered substantially improved results.

While the Pharmaceuticals Division faced a challenging year, it is important to note the overall good results, even if these were less likely to make headlines than the setbacks. Europe, Latin America and the priority emerging growth markets all posted double-digit expansion in net sales, while the Oncology and Neuroscience franchises delivered strong double-digit growth. Many of the top ten selling medicines — above all Gleevec/Glivec for the treatment of chronic myeloid leukemia and the high blood pressure medicine Diovan — maintained leading positions in their therapeutic areas. In the US, by contrast, net sales declined sharply following the withdrawal of Zelnorm in March and the entry of generic competition, which to some extent was unforeseen, for Lotrel, Lamisil, Trileptal and Famvir. In 2006, these five products together generated annual net sales of approximately USD 3 billion in the US, so these setbacks represent a loss of more than 10% of global Pharmaceuticals Division net sales. Additional challenges included the ongoing delay in gaining US regulatory approval for the new diabetes medicine Galvus and a regulatory decision in the US not to approve Prexige.

At the same time, all of our other healthcare businesses delivered excellent results.

The Vaccines and Diagnostics Division enjoyed dynamic growth in 2007. Strong deliveries of influenza vaccines to the US, as well as vaccines for tick-borne encephalitis and for pediatric immunization, were the most important growth drivers. The pipeline made significant progress, particularly the development of potentially first-in-class vaccines for meningococcal meningitis, and supported by a new strategic alliance with Intercell that provides exclusive access to several promising projects.

The generics Division Sandoz also reported dynamic growth, especially in the US. The successful launches of several new “difficult-to-make” generics, which provide Sandoz a competitive advantage, underpinned the strong expansion. Operating income improved much faster than net sales, benefiting from sustained increases in sales volumes and productivity initiatives.

The Consumer Health Division delivered a good performance, as both OTC (non-prescription medicines) and Animal Health achieved attractive growth thanks to a common focus on strategic brands and the launch of new products as well as expansion in Japan and emerging growth markets. CIBA Vision improved its net sales, and in particular operating income, following the resumption of deliveries in 2007 after some recent product shortages. Operating income for the Division improved and supported significant R&D investments and geographic expansion.

The overall good performance in a difficult environment confirms that we are on the right strategic path. The events of 2007 have made clear the advantages of our strategy centered on focused diversification. We are active in fast-growing areas of the healthcare market while reducing risks, such as over-dependence on government-regulated pricing for medicines or the actions of regulatory agencies.

Despite the current industry challenges, the healthcare sector’s future continues to promise robust growth. The growing need for medical services and medicines is driven above all by the following factors:

•                  First and foremost is the aging of the world’s population. The incidence of chronic and degenerative diseases, such as arthritis, high blood pressure, cancer and, of course, dementia, rises with age. An estimated 80% of people over age 80 suffer from at least one disease, and more than 60% have two or more conditions. The entry of the “baby boomer” generation into retirement — the first members reached the traditional retirement age in 2007 — will further support this trend.

•                  Younger generations are also being impacted by health-related changes in society. Changes in dietary habits and an increasingly sedentary lifestyle are having an impact. The number of over-weight people is not only rising in the US but also in Europe and many developing countries. Negative health consequences linked to obesity are becoming increasingly visible, especially cardiovascular disease and diabetes. At the same time, environmental pollution is causing more cases of cancer and pulmonary disease.

•                  Strong economic growth in emerging markets with large populations, particularly China, India and Russia, has led to rapid expansion of the middle class and greater demands for better healthcare services.

•                  Finally, new technological discoveries and trends are continuously enabling the development of innovative medicines to address a range of diseases that previously could not be adequately treated.

Although these developments reaffirm prospects for rising demand for healthcare and our products, a number of challenges exist:

•                  Increased pressure on costs: Political resistance to high-price medicines is likely to grow throughout the world as the overall cost of healthcare keeps rising. Although doctors, pharmacies and hospitals will not be able to escape political pressures, the pharmaceuticals industry unduly suffers due to its status as the most visible and tangible participant in the healthcare system. This makes us an easy scapegoat for rising costs.

•                  Erosion of patent rights: Our industry has recently found itself confronted by aggressive behavior from certain generics manufacturers. Some have launched copies of medicines before the expiry of patents because they consider these patents to be contestable, and in many instances courts have not yet stepped in to stop them.

•                  Growing mistrust: The pharmaceuticals industry has faced for some time a conservative attitude from the US Food and Drug Administration (FDA), which appears to be a reaction to public criticism. This conservatism is reflected in the agency’s demands for growing volumes of data aimed at guaranteeing an unparalleled degree of safety. In the long term, this approach will be detrimental to medical progress since it is simply not possible to provide medicines that are completely free of side effects in all patients. The benefits and risks of any treatment must in the end be weighed individually by the physician and patient.

A strategy ignoring these trends, which to some extent overlap and are at times contradictory, will fail sooner rather than later. We are convinced that our diversified portfolio — yet one focused on growth areas of healthcare — ideally positions Novartis for the future and reduces risks. We have been steadfast in pursuing this strategy in recent years, for example, by purchasing Chiron in 2006 as well as by divesting the remaining non-core nutrition businesses in 2007.

The most decisive factor remains our strength in innovation. Our overall performance in gaining new product approvals was positive. It goes without saying that the delays in approvals for Galvus have been particularly disappointing. It is important, nonetheless, to recognize the overall successes during the year. Novartis received six positive regulatory decisions in the US and nine in the EU (15 positive decisions out of a total of 17). These included approvals for Rasilez/Tekturna and Exforge (high blood pressure), Exelon Patch (Alzheimer’s disease) and Aclasta/Reclast (osteoporosis) in the US and Europe. In addition, Lucentis (“wet” age-related macular degeneration, a leading cause of blindness) and Sebivo/Tyzeka (hepatitis B) were both approved in Europe. In the third quarter, Galvus received European approval as a new oral treatment option for patients with type 2 diabetes. At the end of 2007, the US and EU both granted approvals for Tasigna as a new medicine for patients with chronic myeloid leukemia no longer responding to Gleevec/Glivec.

Novartis is widely recognized as having one of the industry’s most attractive development pipelines. Research and Development activities are focused in particular on cardiovascular and metabolic diseases, oncology and neurology as well as respiratory and infectious diseases. Our portfolio includes 140 projects in clinical development, more than ever before. Several late-stage projects are progressing on track toward regulatory submissions. These include FTY720 (multiple sclerosis), QAB149 (respiratory diseases), RAD001 (cancer), ACZ885 (Muckle-Wells syndrome) and SOM230 (Cushing’s disease).

Breakthroughs have also been achieved in Sandoz and Vaccines and Diagnostics: Thanks to improvements in innovation and productivity, Sandoz has strengthened its leading position in bringing difficult-to-make generics to the market. European approval was granted in 2007 for epoetin alfa — a further milestone following the US approval of the growth hormone Omnitrope in 2006 as the world’s first follow-on version of a previously approved biotechnology drug. As an affordable, high-quality biogeneric, epoetin alfa could be used to provide benefits to approximately 250 000 patients in Europe.

In 2007, Vaccines and Diagnostics gained European approval for the new pandemic flu vaccine Focetria. Novartis also gained a leading position in cell-culture flu vaccines with the European approval of Optaflu, which utilizes new technologies representing the most important innovation in influenza vaccine manufacturing in more than 50 years.

Innovation is our core competency — this comprises the development of novel medicines and the creation of new R&D strategies. Driven by the increasing number of therapeutic proteins discovered by our researchers, we established a new “Biologics” R&D unit in 2007 to unify our core capabilities in biologics within one group.

It takes courage during uncertain times to follow your own path and be true to your convictions, rather than just keeping an anxious eye on competition. Novartis has steadfast positions and stands by them. Our points of view often do not win popularity contests. The tendency toward group thinking has sometimes been confused with the practice of “benchmarking.” This approach can often lead to errors in judgment. In such a situation, one rarely has the courage to review a situation objectively, draw conclusions and also take responsibility.

One of the fundamental aspects of the Novartis culture is being true to our values, ensuring that we remain committed ultimately to the needs of patients while engaging in social and political debates. It is critical to differentiate between legitimate discussions about healthcare costs and those that appear to address this issue but instead actually mask hostility toward innovation.

Pressure on healthcare prices is simply a reality that must be accepted. Given the demographic trends, one can appreciate the cost reduction efforts. But there is a limit, and crossing it endangers incentives needed to drive innovation. Going beyond this limit would have dramatic consequences, massively weakening long-term investments that have led to historical advances in medicine. Progress is only possible in an environment that values innovation. I personally feel the level of hostility toward innovation goes too far when industrialized countries take for granted that they have the healthiest populations in the history of mankind but at the same time demand breakthrough medicines with no side effects and offered at minimal prices.

Aging societies are precisely those that can neither support such ill-considered views toward innovation nor the political conditions that facilitate them. On the contrary, aging societies must embrace innovation. One of the most urgent challenges in many critical markets for Novartis is the cost of healthcare, coupled with overall care of the elderly. Concern for the healthcare needs of the elderly could be reasonably addressed through innovation, especially if one eventually wants to avoid rationing. One interesting example is the link between Alzheimer’s disease and the rise in life expectancy. If an effective treatment is not found, the costs of treating and caring for these patients could quickly skyrocket to absolutely unaffordable levels. The annual costs of caring for the estimated five million people in the US with Alzheimer’s disease already represents about USD 150 billion of the nation’s healthcare budget. Consider the implications of estimates forecasting the number of patients will rise to an unimaginable 100 million in 2025.

One would surmise that society would encourage research into these types of diseases, creating more attractive rewards for those who make significant R&D investments. This might seem counter-intuitive at first, but from a long-term perspective it could be the only viable approach.

Another development eroding the vital culture of innovation is the increasing aversion to any conceivable risk. This reflects several societal trends, and manifests itself mainly in relation to our products. Let me be clear: No medicine exists today that is completely free of side effects in all patients. Of course, this poses a dilemma for those involved — doctors and patients. During my time as a physician working in hospitals, I was confronted every day by this dilemma. I still firmly believe that one of the core capabilities of physicians is to take responsibility for decisions that involve their patients. When regulatory agencies take over these responsibilities, as is increasingly the case in the US, then healthcare policies will move toward a patronizing system where physicians and the pharmaceuticals industry are viewed with distrust instead of as important partners. These developments oppose the consistent demand for industry and individuals to take more responsibility for their actions, coupled with a corresponding reduction in the role of governments. Strict control systems are appropriate and important — and opinions should not differ on this point. But excessive anxiety will slow the pace of medical progress over the long term, and lead to suffering that will impact our entire society.

A sustained commitment to social responsibility is a fundamental value of Novartis. Our actions in corporate citizenship are too critical to be linked to business cycles. Last year, for example, our access-to-medicine programs reached 66 million patients worldwide, with contributions totaling USD 937 million and representing about 2.5% of annual net sales from continuing operations.

Important Novartis initiatives are focused on neglected diseases, especially malaria, leprosy, dengue fever and treatment-resistant tuberculosis. In 2007 in more than 40 African countries, Novartis provided 66 million treatments of the anti-malaria medicine Coartem below costs, which saved an estimated 200 000 lives, a majority of which were children. Moreover, annual production capacity has been ramped up to deliver 100 million treatments of Coartem.

I would also like to take an opportunity to provide an industry perspective as well: An impressive 1.3 billion health-related interventions — ranging from medicines to vaccines and disease awareness campaigns — worth billions of dollars were distributed between 2000 and 2006 in developing countries considered to be of little commercial interest.

Attracting the best talent from around the world is critical for a global company like Novartis, ensuring that associates feel respected and are recognized for their contributions. Ensuring equal opportunities, fairness and mutual respect are a sine qua non in a world that, in business terms, is growing ever closer together. Our Diversity & Inclusion Advisory Council (DIAC), comprised of nine external experts with different cultural, ethnic and social backgrounds, supports the objective of building teams that are both diverse and talented. The DIAC will further strengthen our competitiveness by reinforcing the importance of an inclusive environment — not only among our associates but also in interaction with patients and other interest groups. I have been personally following the progress of the DIAC members, and I am deeply impressed by their engagement and contributions.

Novartis has long been committed to the principles of sustainability, encompassing more than just environmental protection — and long before this issue found its way to the forefront — as one of the first signatories of the UN Global Compact. A key aspect of our corporate culture is ensuring appropriate use of energy and other resources. Three years ago, Novartis made a voluntary commitment to reduce its greenhouse-gas emissions to levels mandated by the Kyoto Protocol. The improvements in energy efficiency have already exceeded expectations. Sustainability is a prominent feature of the Novartis Campus at our headquarters in Basel. A key objective is to use renewable energy on the Campus and eliminate CO2 emissions in the medium term. The changing composition of the worldwide vehicle fleet is also contributing to these objectives: A 10% reduction in CO2 emissions is expected by 2010 through the replacement of older vehicles with new ones utilizing hybrid technology or diesel motors with micro-particle filters.

I am particularly pleased that our commitment to sustainability of all forms was acknowledged in 2007 with the selection of Novartis as a “sustainability leader” in the Dow Jones Sustainability Index, a worldwide rating of companies according to economic, environmental and social factors.

This engagement in corporate responsibility — and actually the success story of Novartis — would not have been possible without a consistent focus on performance and results. As a global company, we have consistently considered challenging periods as opportunities to review how we work and to pursue improvements. The initiatives announced in the second half of 2007 involve innovation, efficiency and leadership. Beyond the creation of the new Biologics unit, two other initiatives will help us more quickly achieve our objectives:

•                  Project Step-up is designed to improve the effectiveness of drug development: We want to strengthen our project teams, integrate decision-making under the leadership of experienced colleagues at the franchise level and simplify development processes.

•                  A Group-wide initiative called “Forward” is underway to simplify our structures, accelerate and decentralize decision-making processes, and redesign the way Novartis operates, while at the same time providing productivity gains. Although the results of internal surveys show Novartis performs in almost all aspects better than comparable companies, they also show many associates feel the organization is too complex and could benefit from simplification. Given these perspectives, we have taken this opportunity both to streamline our organization and to redefine the way we work.

Coping with change is never easy, especially when jobs are affected. However, it would be fatal if we were to ignore significant industry changes taking place. Only by taking a proactive approach can we improve our competitiveness.

Last year, some leadership changes were also made to broaden experience at the top management level and to provide fresh impetus to our business. Switching positions, Joseph Jimenez became Head of the Pharmaceuticals Division and Thomas Ebeling took over as Head of the Consumer Health Division.

As a shareholder, you are naturally interested in the performance of our company. Since its creation in 1996, Nova rtis has provided on average a total annual return of 9.9% to shareholders, more than the returns of most large pharmaceutical companies. Our earnings per share have risen approximately 80% during the last five years, while the annual dividend payout has risen on average 11% during the same period. Unfortunately, these improvements have not been reflected in the share price, and this is not something to gloss over. At the same time, our fundamentals remain strong and are reflected in the twelfth consecutive year of record results achieved in 2007 despite significant challenges.

Indeed, the pharmaceuticals industry has suffered from a period of overall devaluation in market capitalization. The industry’s price/earnings ratios only a few years ago ranged from between 25 to 30, but many have since collapsed to between 10 and 15. This broad devaluation indicates that financial markets have viewed pharmaceutical stocks with suspicion for some time, based on reasons already discussed. However, I believe the emphasis is far too much on challenges than on opportunities. In turbulent times, investors have often turned to the pharmaceuticals sector; a downturn in the economy will offer pharmaceutical stocks an opportunity to again be seen as valuable investments.

We are now preparing for a new growth cycle. The results in the first half of 2008 will be negatively impacted by a weak performance in the Pharmaceuticals Division, particularly in the US. This period will be used to further improve productivity and efficiency.

Thanks to new product launches and the strength of our flagship products Diovan and Gleevec/Glivec, a new growth cycle in Pharmaceuticals is also expected to emerge in the second half of 2008.

Cautious optimism seems appropriate for 2008: One must remember that the industry is facing a more volatile phase than experienced in the past. I am confident that I speak for all Novartis associates in saying we all are well aware that greater efforts will be needed for success as compared to the past.

Even when considering the challenges and setbacks, we look to the future with confidence. My conviction that 2008 will be a successful year is based on our long-term strategy, well-acknowledged innovation capabilities, operational excellence and the courage to act independently.

In times like these, marked by uncertain dynamics and fundamental changes, I would like to thank our associates, whose outstanding performances have once again helped Novartis achieve a record performance in a very challenging environment. These particularly valuable efforts are anchored in our shared purpose of improving the lives of patients.

In closing, I would like to once again express my appreciation to you, our shareholders, for the trust you continue to place in Novartis.

Sincerely,

Daniel Vasella, M.D.

Chairman and Chief Executive Officer

PHARMACEUTICALS

Strong performances in Europe, Latin America and key emerging markets lead to net sales rising 6% (+2% in local currencies) to USD 24.0 billion. However, US net sales decline 8% after entry of generic competition for Lotrel, Lamisil, Trileptal and Famvir as well as suspension of Zelnorm.

Many top ten products are leaders in their therapeutic categories. Diovan becomes the world’s No. 1 branded high blood pressure medicine as net sales reach USD 5 billion for the first time in 2007. Gleevec/Glivec reinforces leadership in helping patients with certain forms of cancer as net sales reach USD 3 billion for the first time.

Operating income decline reflects lost contributions in the US, major investments in late-stage development compounds, new product launches and restructuring charges for the “Forward” initiative to improve competitiveness. Excluding these restructuring charges, operating income falls 5%.

15 major regulatory approvals during 2007 in the US and European Union. Many new medicines have the potential to set new treatment standards. Success reflects productivity from one of the industry’s most respected pipelines. 140 projects in clinical development.

Recently approved products being rolled out around the world: Exforge and Tekturna/Rasilez (high blood pressure), Lucentis (age-related blindness), Exelon Patch (Alzheimer’s disease), Tasigna (cancer), Aclasta/Reclast (osteoporosis), Exjade (iron overload) and Xolair (asthma).

Progress in late-stage pipeline. Potential for several new submissions between 2008 and 2010. FTY720 (multiple sclerosis), RAD001 (cancer) and QAB149 (chronic obstructive pulmonary disease) all complete enrollment in key Phase III trials.

Novartis Biologics created in 2007 as a dedicated unit. Objective to optimize research and development of biologic medicines by unifying and expanding expertise. Biologics represent 25% of pre-clinical research pipeline and are an increasing priority.

PHARMACEUTICALS

KEY FIGURES	2007	2006
(In USD millions, unless indicated otherwise)
Net sales	24 025	22 576
Operating income excluding restructuring charge (1)	6 393	6 703
Operating income	6 086	6 703
Research and development	5 088	4 265
Research and development as % of net sales	21.2	18.9
Free cash flow	6 292	6 501
Net operating assets	13 984	13 640
Additions to property, plant and equipment (2)	1 436	1 135
Number of associates (FTE (3)) at year-end	54 613	54 314

(1) Excluding USD 307 million of “Forward” initiative restructuring charge

(2) Excluding impact of business combinations

(3) Full-time equivalent positions

The following table is an excerpt of Novartis Pharmaceuticals clinical pipeline that holds a broad stream of 140 future projects including both new molecular entities and additional indications or formulations for marketed products.

Glossary of terms:

Compound Molecular entity

Generic name International Non-proprietary Name (INN) designated by the World Health Organization (WHO)

Indication A disease or condition for which a particular drug is believed to be an appropriate therapy

Phase I First clinical trials in patients to determine safety, tolerability and usually proof of concept

Phase II Clinical trials in patients to determine dose ranging, safety and efficacy

Phase III Large clinical trials to determine definitive safety and efficacy in patients

Submission In registration

Therapeutic area	Project/compound	Generic name	Indication
Cardiovascular	Galvus	vildagliptin	Type 2 diabetes
and Metabolism
	Diovan/Starlix NAVIGATOR	valsartan, nateglinide	Prevention of new-onset type 2 diabetes, cardiovascular morbidity and mortality
	Lotrel ACCOMPLISH	amlodipine, benazepril	High-risk hypertension
	Tekturna ALTITUDE	aliskiren	Type 2 diabetes
	Tekturna FDC (1)	aliskiren, valsartan	Hypertension
	Tekturna FDC (1)	aliskiren, hydrochlorothiazide	Hypertension
Oncology &	Tasigna	nilotinib	Gastrointestinal stromal tumor
Hematology	EPO906	patupilone	Ovarian cancer and other solid tumors
	RAD001	everolimus	Renal cell cancer, pancreatic islet cell tumor, solid tumors
	SOM230	pasireotide	Acromegaly, GEP (6) tumors,
Cushing’s Disease
	PKC412	midostaurin	Acute myeloid leukemia
	LBQ707	gimatecan	Solid tumors
	LBH589	—	Cutaneous T-cell lymphoma, hematologic tumors
	ASA404	—	Non small cell lung cancer
Neuroscience &	AGO178	agomelatine (7)	Depression
Ophthalmology	FTY720	fingolimod	Multiple sclerosis
	SAB378	—	Central nervous system
Respiratory	Xolair	omalizumab	Allergic asthma
	QAB149	indacaterol	Chronic obstructive pulmonary disease
	MFF258	formoterol, mometasone	Asthma, chronic obstructive pulmonary disease
	NVA237	glycopyrronium bromide	Chronic obstructive pulmonary disease
	NIC002	—	Smoking cessation
	QAT370	—	Chronic obstructive pulmonary disease
	QMF149	indacaterol, mometasone	Asthma, chronic obstructive pulmonary disease
	QVA149	indacaterol, glycopyrronium bromide	Chronic obstructive pulmonary disease
	TBM100	tobramycin	Cystic fibrosis
Immunology &	Certican	everolimus	Prevention of organ rejection
Infectious	Mycograb	efungumab	Severe fungal infections
Diseases	Albuferon	albumin interferon alpha 2-b	Chronic hepatitis C
	Aurograb	—	Severe Staphylococcus aureus infections
	AEB071	—	Prevention of organ rejection
	ACZ885	—	Muckle-Wells syndrome, rheumatoid arthritis, systemic onset juvenile idiopathic arthritis
	SBR759	—	Hyperphosphatemia
	SMC021	calcitonin	Osteoporosis, osteoarthritis
	TFP561	tifacogin	Severe community acquired pneumonia

(1) Fixed dose combination

(2) Breakpoint cluster region-Abelson fusion protein

(3) Important receptor tyrosine kinase protein

(4) Platelet-derived growth factor receptor protein

(5) Mammalian target of rapamycin protein

(6) Gastroenteropancreatic

(7) Licensed from Servier; Novartis has rights in the US

(8) Heat shock protein 90

Mechanism of action	Formulation	Planned submission dates	Phase I	Phase II	Phase III	Submitted
Dipeptidyl peptidase 4 inhibitor	Oral	Submitted US (approved EU)	XXXXXXXXXXXXXXXXXXXXXXXXXXXX
Angiotensin II receptor antagonistand insulin secretagogue	Oral	2010	XXXXXXXXXXXXXXXXXXXXX
Angiotensin I converting enzyme inhibitor and calcium channel blocker	Oral	2009	XXXXXXXXXXXXXXXXXXXXX
Renin inhibitor	Oral	>2011	XXXXXXXXXXXXXXXXXXXXX
Renin inhibitor and angiotensin II receptor antagonist	Oral	2008	XXXXXXXXXXXXXXXXXXXXX
Renin inhibitor and diuretic	Oral	Submitted US, EU	XXXXXXXXXXXXXXXXXXXXXXXXXXXX
Bcr-Abl (2), c-Kit (3) and PDGFR (4) inhibitor	Oral	2009	XXXXXXXXXXXXXXXXXXXXX
Microtubule depolymerization inhibitor	Infusion	2010	XXXXXXXXXXXXXXXXXXXXX
mTOR (5) inhibitor	Oral	2008	XXXXXXXXXXXXXXXXXXXXX
Somatostatin analogue	Injection	2009	XXXXXXXXXXXXXXXXXXXXX
Signal transduction inhibitor	Oral	>2011	XXXXXXXXXXXXXX
Topoisomerase I inhibitor	Oral	>2011	XXXXXXXXXXXXXX
Deacetylase inhibitor	Oral	2009	XXXXXXXXXXXXXX
Vascular disrupting agent	Infusion	>2011	XXXXXXXXXXXXXX
Melatonin receptor agonist and 5-HT2C antagonist	Oral	2008	XXXXXXXXXXXXXXXXXXXXX
Sphingosine-1-phosphate receptor modulator	Oral	2009	XXXXXXXXXXXXXXXXXXXXX
Cannabinoid receptor agonist	Oral	>2011	XXXXXXXXXXXXXX
Anti-IgE monoclonal antibody	Liquid formulation for injection	2008	XXXXXXXXXXXXXXXXXXXXX
Long-acting beta-2 agonist	Inhalation	2008	XXXXXXXXXXXXXXXXXXXXX
Long-acting beta-2 agonist and long-acting steroid	Inhalation	2009	XXXXXXXXXXXXXXXXXXXXX
Long-acting antimuscarinic	Inhalation	>2011	XXXXXXXXXXXXXX
Nicotine Qbeta therapeutic vaccine	Injection	>2011	XXXXXXXXXXXXXX
Long-acting antimuscarinic	Inhalation	>2011	XXXXXXXXXXXXXX
Long-acting beta-2 agonist and long-acting steroid	Inhalation	2010	XXXXXXXXXXXXXX
Long-acting beta-2 agonist and long-acting antimuscarinic	Inhalation	>2011	XXXXXXXXXXXXXX
Aminoglycoside antibiotic	Dry powder for inhalation	2009	XXXXXXXXXXXXXXXXXXXXX
Growth-factor-induced cell proliferation inhibitor	Oral	Submitted US, (approved EU, Japan)	XXXXXXXXXXXXXXXXXXXXXXXXXXXX
Anti-HSP90 (8) antibody	Infusion	2009	XXXXXXXXXXXXXXXXXXXXX
Long-acting interferon	Injection	2009	XXXXXXXXXXXXXXXXXXXXX
Anti-Staph. aureus antibody	Infusion	>2011	XXXXXXXXXXXXXX
Protein Kinase C inhibitor	Oral	>2011	XXXXXXXXXXXXXX
Anti-interleukin-1 b antibody	Injection	2009	XXXXXXXXXXXXXXXXXXXXX
Selective binding of phosphate (Fe(III) containing polymer)	Oral	2010	XXXXXXXXXXXXXX
Regulator of calcium homeostasis	Oral	>2011	XXXXXXXXXXXXXXXXXXXXX
Recombinant tissue factor pathway inhibitor	Infusion	2009	XXXXXXXXXXXXXXXXXXXXX

PHARMACEUTICALS

Increased life expectancy is one of the most remarkable achievements of the past century. Yet old age brings increased risk of chronic ill health, disability and loss of independence. During 2007, Novartis received major approvals for new medicines that are helping to transform treatment of many diseases that represent paramount public-health challenges for the aging society.

Before Midge Hatzman was diagnosed with osteoporosis in the late 1980s, she had a succession of fractures including her back, wrist, ankle and ribs.

Osteoporosis, a progressive bone-thinning disease, forced Mrs. Hatzman to give up skiing and tennis. At the age of 80, however, she still gardens and hikes in her home town, Ossining, New York. During the summer, she even visits the local swimming pool with her husband, Al.

In 2004, her physician recommended that she consider participating in a clinical trial of Aclasta/Reclast, a new, once-yearly treatment for osteoporosis developed by Novartis. Mrs. Hatzman liked the fact that a single 15-minute infusion would protect her for the whole year. “It was a snap,” she says.

Even more important, she hasn’t had any new fractures during the three years she has remained on treatment with Aclasta/Reclast.

Mrs. Hatzman exemplifies the challenges that aging populations are posing for healthcare systems around the globe. Increased life expectancy is one of the most remarkable human achievements of the past century; average life expectancy at birth has increased by nearly 20 years worldwide since the mid-1950s, according to the World Health Organization (WHO).

Yet old age brings increased risk of chronic ill health, disability and loss of independence. Moreover, the cost of providing healthcare for an older American is three to five times greater than for someone younger than 65, according to the US Centers for Disease Control and Prevention. The nation’s healthcare spending is projected to climb a further 25% as the population of Americans older than 65 doubles by the year 2030.

The WHO estimates that the population aged 60 and older will triple worldwide by 2050, with most of the increase occurring in developing countries. At the same time, the disease profile is changing with low-and middle-income countries moving rapidly from an era of infectious diseases to an era of chronic diseases associated with lifestyle and economic changes.

“The risk of outbreaks — a new influenza pandemic, for example — will require constant vigilance,” the WHO warns. “But it is the looming epidemics of heart disease, stroke, cancer and other chronic diseases that for the foreseeable future will take the greatest toll in deaths and disability.”

Novartis is responding to these challenges with a broad portfolio of businesses addressing the needs of customers. Innovation remains the key to success.

“There is no way around that; innovation is vital and will remain vital,” says Daniel Vasella, M.D., Chairman and Chief Executive Officer of Novartis.

Innovation means breakthrough medicines that address unmet medical need and change the way medicine is practiced in diseases ranging from cancer to high blood pressure. Research and Development also delivers incremental innovation such as the once-yearly infusion of Aclasta/Reclast, to enhance adherence to treatment and improve outcomes.

Transforming Treatments

During 2007 Novartis received major approvals for a succession of new medicines that are helping to transform treatment of many diseases that represent paramount public-health challenges for the aging society.

Aclasta/Reclast was approved in the European Union (EU) and the US in 2007 as the first and only once-yearly medicine for postmenopausal osteoporosis. Osteoporosis is a long-term disease that causes bones to break more easily and affects more than 200 million people worldwide.

Novartis also launched Exelon Patch, the first transdermal skin patch for treatment of Alzheimer’s disease. The new patch formulation maintains steady drug levels in the bloodstream, improving tolerability and allowing a higher proportion of patients to receive therapeutic doses of the well-established medication, Exelon.

Lucentis received approval in the EU as the first and only treatment proven in clinical trials to maintain and improve vision in patients with the “wet” form of age-related macular degeneration (AMD). A degenerative eye disease, wet AMD is a leading cause of severe vision loss in people older than 50 in the Western world. Currently there is no cure and treatment options are limited.

In addition, two new Novartis medicines were approved and launched for treatment of high blood pressure, a condition that affects a quarter of the world’s adult population and causes more than 7 million deaths and an even greater number of debilitating events from cardiovascular disease every year. High blood pressure is the leading cause of death in the developed and developing world and the number-one modifiable risk factor.

Exforge, a single-pill treatment combining the power of the two most commonly prescribed branded hypertension medicines, was rolled out in both Europe and North America during 2007. Rasilez/Tekturna, a direct renin inhibitor, became the first new type of antihypertensive to reach patients in more than a decade, broadening a portfolio anchored by Diovan, now the world’s best-selling branded antihypertensive medicine.

Aclasta — Improving Adherence

One out of every two women older than 50 suffers an osteoporotic fracture during her lifetime. Fractures are responsible for an estimated 500 000 hospitalizations in the US every year, costing the healthcare system more than USD 12 billion annually. Approximately 20% of women older than 50 who suffer a hip fracture will die within one year.

Regulatory applications for Aclasta/Reclast were based on efficacy and safety data from the three-year Pivotal Fracture trial, involving more than 7 700 women. Results from the study showed that Aclasta/Reclast increases bone strength and reduces fractures in areas of the body typically affected by osteoporosis, such as the hip, spine, wrist and rib. Aclasta/Reclast is the only treatment approved to reduce fractures across all these key sites.

The active ingredient in Aclasta/Reclast, zoledronic acid, belongs to the chemical family known as bisphosphonates, the current standard of care. The once-yearly administration of Aclasta/Reclast gives physicians and payors an opportunity to address the problem of sub-optimal patient adherence to treatment with bisphosphonates taken weekly or monthly as tablets.

In an editorial about the Pivotal Fracture Trial in the New England Journal of Medicine (NEJM), Juliet Compston, M.D., University of Cambridge School of Clinical Medicine, wrote: “Despite the availability of effective treatments for osteoporosis, poor adherence to drug regimes reduces the benefit and presents a major challenge for health professionals.” Dr. Compston acknowledged that “even a single infusion (of Aclasta/Reclast) appears to ensure efficacy for at least one year and probably longer.” She concluded: “Increased treatment choices for patients are to be welcomed and may provide one means of improving adherence and treatment outcomes in osteoporosis.”

A separate study published by NEJM in 2007 confirmed the potential of Aclasta/Reclast to significantly improve treatment outcomes in the first-ever clinical study in patients with osteoporosis who already had suffered a hip fracture. Once-yearly infusions of Aclasta/Reclast resulted in a 35% reduction in new clinical fractures — and a 28% reduction in death from any causes — as compared with placebo.

The study involved more than 2 100 patients, between the ages of 50 and 98, who began treatment with Aclasta/Reclast within three months after hip-fracture repair and continued treatment for two years. An accompanying editorial in NEJM declared: “The reduction in fracture incidence and death (for patients treated with Aclasta/Reclast) was striking and clearly establishes the need for pharmacologic intervention in patients who fracture a hip.”

More than 300 000 hip fractures occur annually in the US, the majority related to osteoporosis and falls in older people. A third of hip-fracture patients die within two years of their injuries, and many of those who survive do not regain pre-fracture levels of mobility. They also endure loss of independence and deterioration in health-related quality of life, according to NEJM.

Still, few patients currently receive osteoporosis treatment following a hip fracture despite high risk of morbidity and mortality. Data from the Recurrent Fracture Trial have been submitted to regulatory authorities worldwide to broaden the treatment indication for Aclasta/Reclast.

For all the medical benefits demonstrated in clinical studies, once-yearly infusion represents a challenge for payors because of the one-time cost compared to oral daily, weekly or monthly treatments. Novartis has tried to assuage such concerns with innovative pricing models. In Germany, for example, Novartis has agreed to refund medication costs to health insurers in cases of treatment failure within a year of Aclasta/Reclast infusion. The money-back guarantee has accelerated reimbursement negotiations with German authorities.

Another program aimed to improve access to treatment encompasses a network of 130 Lighthouses, or mini-clinics, across Germany. Each clinic is fully equipped and has trained staff to deliver infusions for patients referred to the Light-house by their own physicians. “For doctors who lack staff or infrastructure in their practices to offer infusions, the Lighthouse is a safe haven where they can feel confident their patients will receive optimal treatment with Aclasta/Reclast,” says Emmanuel Puginier, M.D., Head of Marketing and Sales, General Medicines, at the Novartis Pharmaceuticals Division. “It’s another way we are building confidence with our stakeholders.”

Lucentis — Important Advance in Treatment

John Blake is an avid golfer on links around his home in Birmingham, England, but he had difficulty following the flight of the ball after losing the central vision in his left eye. When Mr. Blake was diagnosed with the wet form of macular degeneration in the other eye two years ago, his physician recommended treatment with Lucentis, a new medicine jointly developed by Novartis and Genentech Inc.

“If you’ve gone blind in one eye you wonder if it’s going to be the same in the other one,” he muses. “An independent life is everything to me and it makes you reflect how precious your eyes are.”

Lucentis is administered as an intravitreal injection and Mr. Blake had to battle a fear of needles as well as the threat of losing his sight. “I’ve got a phobia about injections so it did put a lot of fear into me — but the fear of going blind was much more severe so I overcame that,” he says. “In the end the injection wasn’t half as bad as I thought it would be.”

His first Lucentis injection was successful. There was further improvement following a second and, after the third injection, “my sight was quite good,” Mr. Blake says. “I can go and play anyone at golf, go fishing and drive a car. Everything has opened up again.”

AMD is a disease caused by damage in the macula, the central part of the retina where light-sensitive cells send signals to the brain. The macula is responsible for “straight-ahead” central vision needed for activities ranging from driving to reading and identifying faces.

There are two forms of AMD. The “dry” form accounts for the vast majority of cases but the more severe “wet” form is responsible for up to 90% of cases of blindness from AMD, according to the US National Eye Institute.

There are an estimated 2.5 million wet-AMD patients living in EU member countries. More than half of those patients have not yet been diagnosed and, of those diagnosed, 40% are not receiving treatment.

“The evolution of the disease — and visual loss — is very fast for wet AMD,” says Professor Francesco Bandello, Chairman of the Department of Ophthalmology at the University of Udine, Italy. “Moreover, the frequency of wet AMD is increasing because the number of older patients is increasing day by day.”

By contrast to previous therapies that could only slow the decline in vision, treatment with Lucentis stabilizes vision in most patients treated and actually improves vision and vision-related quality of life in a significant number of people suffering from wet AMD. “Lucentis is able to produce stabilization of visual function in 90% to 95% of our patients and we have about 30% of these patients who show some degree of improvement of visual function,” Professor Bandello says. “This is really a revolution compared to what we had before.”

A therapeutic monoclonal antibody fragment, Lucentis was specifically designed to penetrate all the layers of the retina to reach the macula. The medicine binds to vascular endothelial growth factor (VEGF-A), a growth factor essential for the formation of new blood vessels. By binding to VEGF-A, Lucentis reduces abnormal vessel growth and leakage of fluid into the retina. This allows the retinal structure to return to normal.

The pivotal studies included in regulatory submissions for Lucentis show an unprecedented response rate among wet AMD patients. As Professor Bandello indicated, almost 95% of patients with Lucentis maintained their vision, defined as a loss in visual acuity (or clarity of vision) of less than 15 letters on the eye chart used in the study. About two out of three patients in the study treated with Lucentis gained some vision compared to baseline visual acuity measured at the beginning of the trial. That gain in vision has been sustained for two years with monthly treatments with Lucentis.

Adherence to treatment is important for wet AMD patients. Lucentis is given as a monthly injection for three months, followed by a maintenance phase in which patients are monitored monthly. Lucentis should be re-administered if a patient loses more than five letters of visual acuity. Novartis has developed self-monitoring tools for use by patients during the maintenance phase.

Lucentis was jointly developed by Novartis and Genentech Inc. Novartis holds exclusive commercial rights to Lucentis outside the US. Since the initial approval by Switzerland, more than 45 additional countries have approved Lucentis.

Even before the launch of Lucentis, Novartis was already at the forefront of treatment of AMD through Visudyne, a photodynamic therapy that combines intravenous injection of a drug and laser therapy to destroy abnormal blood vessels that cause AMD without harming healthy tissue. Expertise in the field helped Novartis to work closely with regulatory authorities to speed reimbursement discussions and make Lucentis available to patients as quickly as possible.

Switzerland and Canada granted the new medicine accelerated regulatory reviews and pre-license sales were allowed in Germany and France. Reimbursement discussions with French authorities were completed only five months after approval, about half the nine months usually required. In Australia, reimbursement talks took a mere four months versus the normal 12 months.

“That’s very important because treatment with Lucentis has to start fairly quickly after diagnosis,” Dr. Puginier says. “After onset of the disease, the optimum treatment window is six to 12 months.”

Pioneering Patch

Petra Lauhoff-Spiegel is the main caregiver for her mother, who has been diagnosed with Alzheimer’s disease. “It’s necessary for someone to be with her every day,” Ms. Lauhoff-Spiegel says. “I help her dress, tidy up the flat, do the laundry and prepare food. But I also provide the affection that a person in her situation needs.”

Her mother’s condition deteriorated gradually over several years, but eventually medication was prescribed to slow progression of the disease. “Administering capsules can be very difficult. Sometimes I put the capsule into her hand along with a glass of something to drink but she lays the capsule down somewhere and just forgets about it,” Ms. Lauhoff-Spiegel adds.

A few years ago, the family read about a clinical study sponsored by Novartis testing Exelon Patch, a unique new formulation in which medication was administered through a transdermal patch applied to the skin. After contacting St. Josef-Hospital in Bochum, Germany, her mother was enrolled into the study. Using the patch, Ms. Lauhoff-Spiegel says, her mother seems to have fewer side effects: “The patch is easier to handle and once she has it on her shoulder, I know it will stay there and she will get the medication she needs.”

Exelon Patch is the first and only transdermal treatment for Alzheimer’s disease, a degenerative brain disorder affecting 18 million people worldwide and the third-leading cause of death in people older than 65 after cardiovascular disease and cancer.

Alzheimer’s disease initially involves the parts of the brain that control thought, memory and language. Age is the most important known risk factor for Alzheimer’s disease.

Approval of Exelon Patch by both the US and the EU in 2007 was based on results of the international IDEAL study involving almost 1 200 patients with mild-to-moderate Alzheimer’s disease. The patch showed similar efficacy to the highest doses of Exelon capsules as well as significant improvement, compared to placebo, in memory and the ability to perform everyday activities. In addition, the IDEAL study demonstrated a sharp reduction in reported gastrointestinal side effects (nausea and vomiting) compared to the oral form of the medication.

“The patch has been shown to increase compliance, reduce side effects and allow medication to be delivered through the skin into the bloodstream smoothly and continuously over 24 hours, helping to achieve optimal dosing,” says James Shannon, M.D., Global Head of Pharmaceutical Development at Novartis. “All these benefits offer the potential for improved outcomes in patients.”

Importantly, the patch was preferred by more than 70% of caregivers of participants in the IDEAL study. The patch, which is applied daily to the back, chest or upper arm of patients, was designed with compliance in mind. Caregivers said that transdermal delivery helped them follow treatment schedules and was easier to use than an oral medicine. “I am pleased that the patch offers a new approach to treatment,” adds Mark Wortmann, Executive Director of Alzheimer’s Disease International, an umbrella organization that offers support and advice to people with Alzheimer’s disease and their caregivers.

Exelon was first approved in 1997 and is available in more than 70 countries to treat patients with mild-to-moderate Alzheimer’s disease. Since 2006, Exelon in capsule form has been approved in the US and EU for the additional indication of Parkinson’s disease dementia. In 2007, the US Food and Drug Administration approved Exelon Patch for treatment of Parkinson’s disease dementia as well as Alzheimer’s disease.

Comprehensive Blood Pressure Control

When Paul Bridge was diagnosed with high blood pressure during an annual check-up at the age of 52, it came as a surprise. “I was quite active and swam very frequently, even competitively, but my doctor felt that my blood pressure just wasn’t where it ought to be, given my lifestyle,” Mr. Bridge recalls. “He said we had time but that we should tackle it early.”

The result was a journey of discovery between doctor and patient. Initially Mr. Bridge explored non-pharmaceutical treatment “but it had no more than marginal effect,” he says. The next step was to test different classes of antihypertensive medication. Eventually, he was prescribed Co-Diovan, a fixed combination of Diovan plus a diuretic. “That was it, the key to getting my blood pressure down to the good values we were after,” Mr. Bridge adds. “And once I started with Co-Diovan, I stayed on it. My values have remained good and I have had no side effects.”

The use of combination therapies is becoming increasingly common, reflecting US and EU treatment guidelines stating that a majority of patients with high blood pressure will require two or more anti hypertensive drugs to achieve effective control.

Yet Mr. Bridge, a retired banking executive who lives in Basel, Switzerland, is unusual in adhering to treatment and keeping his blood pressure under control during the past 10 years. Using a widely accepted definition of normal blood pressure, only about 30% of patients in the US achieve goal blood pressure, and the US does far better than other countries.

“I understood early on that hypertension is a killer,” Mr. Bridge says. “But as lifestyle was not an issue in my case, I never regarded having to take medication for high blood pressure as a failure on my part. My swimming gives me an awareness of the state of my body and I have every interest in keeping it in as good shape as possible. Co-Diovan is one of the tools that modern medicine gives me to do that — and I do indeed have the necessary self-discipline to make sure I keep it up.”

The risk of developing high blood pressure increases with age. About 60% of Americans older than 60 have high blood pressure, according to the Seventh Report of the Joint National Committee on the Detection, Evaluation and Treatment of High Blood Pressure.

Clinical studies have clearly demonstrated that effective treatment of high blood pressure reduces both coronary and renal events as well as strokes. Yet hypertension control rates are lowest among people older than 60 in the US. According to a recent study in the Journal of the American Medical Association, the increase in hypertension prevalence in older Americans highlights the need for interventions that would target prevention.

High blood pressure makes the heart work harder and over time can damage blood vessels throughout the body. Atherosclerosis — deposition of fats in the arteries, caused in part by hypertension — can impede supply of blood to the heart muscle, leading to coronary heart disease and heart attack.

Long-term exposure to high pressure can lead to damage to the blood vessels of the kidney, allowing functional deterioration. This deterioration can lead to kidney failure, also commonly called end-stage renal disease.

Current treatment guidelines recommend a blood pressure goal of 140/90 mmHg in patients and more stringent goals for people with conditions such as diabetes or renal disease that increase the risk of organ damage. Despite the availability of multiple classes of blood pressure-lowering medicines, fewer than half of people with hypertension receive treatment and about 70% of people who are treated fail to achieve their recommended blood pressure goal. Importantly, a decrease of just 2 mmHg in systolic blood pressure is associated with a reduction in the risk of death from heart disease by 7%, and death from stroke by 10%.

Today, most treatment guidelines recognize that the majority of patients will require combinations with at least two anti-hypertensive drugs. In the US, Japan and major countries in Europe, more than 60% of patients treated for high blood pressure receive combination therapy.

Exforge, approved in both the US and EU last year, is a single-tablet combination of two of the world’s leading high blood pressure medicines, amlodipine and Diovan, flagship of the Novartis cardiovascular franchise. Delivering two agents in a single pill is expected to improve compliance with treatment.

Approval of Exforge was supported by an extensive clinical trial program involving more than 5 000 patients. Results show that Exforge can help up to nine out of 10 patients reach their treatment goal of systolic blood pressure under 140 mmHg. Exforge also works across all grades of high blood pressure and offers blood pressure reductions of over 40 mmHg in patients with higher baseline blood pressure.

By contrast to Exforge, which is a fixed combination of two established medicines, Rasilez/Tekturna is a direct renin inhibitor, a novel mechanism of action. The renin system is a key regulator of blood pressure and overactivity of the renin system is one of the principal causes of hypertension in a substantial proportion of patients. By directly inhibiting renin at the point of activation, Rasilez/Tekturna provides more complete control of the renin system than other antihypertensives that work further downstream.

With an elimination half-life of about 40 hours, Rasilez/Tekturna provides sustained and consistent blood pressure efficacy for 24 hours and beyond. This is an important treatment consideration because many high blood pressure medicines fail to work around the clock, especially during the early-morning hours when blood pressure often surges.

Moreover, poor compliance with anti-hypertensive therapy can lead to suboptimal blood pressure control and substantial increases in blood pressure can occur even after an occasional missed dose. Studies with Rasilez/Tekturna have shown that blood pressure reductions are maintained for four days even after the last dose.

Regulatory approval of Rasilez/Tekturna was based on data from more than 7 500 patients, generated in more than 40 clinical trials. Novartis also has begun an ambitious program of new studies, called ASPIRE HIGHER, to demonstrate whether more complete control of the renin system can provide organ-protection benefits beyond blood pressure lowering.

Initial studies in the ASPIRE HIGHER program, including heart-failure patients and people with type 2 diabetes with proteinuria (excessive amounts of protein in the urine) delivered positive results during 2007. Additional studies — including patients with high blood pressure and left-ventricular hypertrophy, an enlargement of the left pumping chamber of the heart — are due to report in 2008.

Another milestone in 2007 was the start of ALTITUDE, a large clinical-outcomes trial that will evaluate the efficacy of Rasilez/Tekturna, in addition to convention-al therapy, in preventing cardiovascular and renal complications in patients with diabetic nephropathy who are at high risk of such events. ALTITUDE has a projected study population of more than 8000 patients and completion is anticipated by the year 2012.

Data from outcomes studies are viewed as the final proof of treatment by patients and physicians, and the gold standard of value-for-money by cost-conscious governments, insurers and other payors. Outcomes data generated through the Diovan “megatrial” program, involving more than 50 000 patients across the cardiovascular continuum, led to additional approvals for the indications of heart failure, and reduction of cardiovascular death in patients at high risk following a heart attack.

NOVARTIS INSTITUTES FOR BIOMEDICAL RESEARCH

AIN457 was among a group of development compounds completing positive proof-of-concept trials in 2007. As a promising treatment for psoriasis and other autoimmune disorders, AIN457 underscores the growing emphasis on biologic therapies at the Novartis Institutes for BioMedical Research (NIBR) as well as intense collaboration between disease areas that is a distinctive feature of NIBR research strategy.

During 2005, tantalizing evidence of a link between Th-17 cells and patients suffering from psoriasis provided scientists at Novartis a key ingredient for transforming their own fundamental work into a medical advance.

Th-17 cells are specialized immune cells that help to protect the body against attack by certain microorganisms and fungi. Evidence had been mounting that Th-17 cells also appear to play a key role in several autoimmune diseases, ranging from rheumatoid arthritis to multiple sclerosis and dozens of other rare conditions.

The destruction of tissue characteristic of autoimmune diseases is caused by interleukin 17 (IL-17), a protein secreted by Th-17 cells. This meant that blocking Th-17 should abrogate ill effects in autoimmunity.

But how to confirm this hypothesis safely and quickly? Autoimmune diseases fluctuate in intensity, and many tissues affected are hard to check routinely to see if a drug is effective. That is one reason why the possibility that IL-17 was important in psoriasis, a skin disease, seemed such an exciting opportunity.

Moreover, Novartis scientists had created AIN457, a monoclonal antibody that inhibits IL-17. Monoclonal antibodies are laboratory-made versions of naturally occurring proteins that can locate and bind to substances in the body.

“We decided immediately to examine AIN457 in psoriasis in patients,” recalls Timothy Wright, M.D., Head of Exploratory Development at Novartis. That study exceeded expectations as a single infusion of AIN457 provided relief lasting for more than three months to a majority of patients taking part.

The successful Proof of Concept (PoC) with AIN457 in treatment of psoriasis “is the first time that this IL-17/Th-17 mechanism has been proven in man. And as a result, we now have a strong position in the industry in this area,” says Dhaval Patel, M.D., Head of Autoimmunity & Transplantation research at the Novartis Institutes for BioMedical Research (NIBR) site in Basel, Switzerland.

The AIN457 program says a lot about research and development at Novartis. First and foremost, it underscores the importance of being at the cutting edge of biology. Work at NIBR on AIN457 began as part of fundamental programs directed at a particular cell type, the lymphocyte, with suspected, but by no means certain, relationships to autoimmune diseases. The project took off in earnest as evidence of its medical importance accumulated.

AIN457 promises to be one of the first projects tackled by the new Biologics development unit formed during 2007 in response to the growing emphasis on monoclonal antibodies and other biologic technologies at NIBR. Monoclonal antibodies now comprise 25% of NIBR’s research portfolio, compared to only 4% of the portfolio a few years ago.

“The Biologics program deserves a focused effort so we really can reap all the opportunities and benefits we have from this discovery effort,” says Daniel Vasella, M.D., Chairman and Chief Executive Officer of Novartis.

The AIN457 program also underscores the integration between research and development — as well as across disease areas in each function — that has become a distinctive feature of research strategy at Novartis. Drug discovery at NIBR focuses on pathways, fundamental signaling networks that control many of the basic cellular functions of life. By identifying components of the core pathway, as well as other proteins that interact with the pathway and can modify its function, Novartis scientists seek to pinpoint key nodes that can be inhibited with a drug or biologic therapy, thus arresting the abnormal pathway function that underpins disease.

Approaches that integrate research across traditional disease-area boundaries are critical because a defective pathway may be involved in multiple diseases. “At Novartis, sharing ideas as well as compounds to be tested among disease areas allows us to understand the biology, as well as the best patient population, for a given molecule as early as possible,” Dr. Wright says.

As the AIN457 program demonstrates, availability of a medicine with a well-defined mechanism of action for testing in patients enables a company to confirm promising hypotheses much earlier than rivals. “We are very responsive to emerging data and don’t wait years to bring these treatments to patients,” Dr. Wright adds. “In fact, we can do so very nimbly — as in this case — branching off in mid-stream in a new direction that could end up being beneficial for patients and the company.”

Orchestrating Immune Defenses

IL-17 was isolated in 1995 but Th-17 cells weren’t identified as a subset of immune cells — and the source of IL-17 — for another decade. Many details about the role of Th-17 cells are still under investigation today but their normal function appears to be orchestrating immune defenses against microbial invasion. As part of an elaborate signaling cascade, naïve T-cells differentiate into Th-17 cells that secrete IL-17 and that protein — known as a cytokine — recruits other immune-system cells to the scene of the attack.

The suspected role of Th-17 in rheumatoid arthritis stems from observations that levels of IL-17 are elevated in fluids taken from joints of patients afflicted with the condition. Moreover, studies in animals demonstrate that IL-17 acts in concert with other cytokines to enhance joint inflammation and destruction of cartilage and bone. “Basically the picture that is emerging is that Th-17 cells are really the ones that cause the damage in the tissue,” says Jan de Vries, Ph.D., Global Head of the Autoimmunity & Transplantation Disease Area at NIBR.

Clearly, Novartis scientists working in those early days in the area of rheumatoid arthritis under leadership of Brian Richardson, Dr. vet. med., Head of Arthritis and Bone Metabolism Research, were ahead of their time in picking IL-17 as a potential antibody target. Establishment of the new disease area Autoimmunity & Transplantation at NIBR in 2003 — combined with the renewed interest in therapeutic monoclonal antibodies — was instrumental in enabling Dr. de Vries and his collaborators to move AIN457 forward quickly into testing.

Of course, the AIN457 program tapped deep pools of knowledge at NIBR, particularly a heritage of cytokine research dating back almost two decades. Franco Di Padova, M.D., the Senior Research Investigator at NIBR who led the team that generated AIN457, recalls that, at the outset of the program, it was barely possible to detect low levels of IL-17 in blood and infected cells of patients. Subsequent progress was due to development of increasingly sophisticated and sensitive assays.

At first, IL-17 was considered a less-potent cytokine than tumor necrosis factor and IL-1, both established targets for drug discovery, Dr. Di Padova says. The AIN457 team broadened its understanding of IL-17 biology through a crucial collaboration with Professor Wim van den Berg, Head of Experimental Rheumatology at Radboud University Nijmegen Medical Centre in the Netherlands.

“That’s how it all started,” says Dr. Di Padova. “Professor van den Berg and others in the field were putting out threads of emerging biology and hints about the potential involvement of IL-17 in disease pathogenesis.”

Working closely with Professor van den Berg helped the AIN457 team unravel the biology of IL-17 and steer through the explosion of research targeting the cytokine and Th-17 cells in recent years.

A Fully Integrated Biologics Company

Once AIN457 had been discovered, the program gained additional traction from an increasing strategic focus at NIBR on biologic treatments, and monoclonal antibodies in particular.

The 1984 Nobel Prize in Medicine was awarded to Georges Koehler and Cesar Milstein for their discovery of so-called hybridoma technique that allows unlimited production of monoclonal antibodies with predetermined specificity. The technology is now a pillar of modern biotechnology and according to the US industry group PhRMA, more than 150 monoclonal antibodies are currently in development as biotechnology medicines.

Both of the predecessor companies of Novartis were active in research targeting monoclonal antibodies. Xolair, the first monoclonal antibody to be approved for the treatment of asthma, was developed under an agreement between Novartis, Genentech Inc., and Tanox Inc. Simulect is a monoclonal antibody approved for the prevention of acute rejection episodes in recipients of kidney transplants. Under the leadership of Professor Mark Fishman, M.D., President of NIBR and member of the Executive Committee of Novartis, discovery and development of monoclonal antibodies and other biologics has become a strategic priority.

The push into biologics reflects limits on biological targets accessible to traditional small-molecule therapies. “Ultimately what we want to do is to use the whole human genome for drug discovery,” Dr. Fishman explains. “Antibodies are able to hit parts of pathways inaccessible to low molecular-weight compounds, especially molecular targets that are secreted by cells or located on the cell surface.”

Yet even antibodies only touch about half the potential targets in the human genome, Dr. Fishman says. That is why Novartis has moved rapidly into another cutting-edge biologic technology, RNA interference (RNAi), a natural gene-silencing defense used by plants and animals against invading pathogens. Synthetic versions of RNAi could silence malfunctioning genes that cause disease.

“There is no single answer in drug discovery. We need the entire armamentarium of potential therapeutics,” Dr. Fishman adds. “To that end, complementing our traditional strength in discovering chemicals as drugs, it’s fair to say that Novartis now is also a full-fledged biologics company.”

The growing output from NIBR promises to have a knock-on effect downstream in Pharmaceutical Development, prompting creation of the new Biologics development unit last year.

“More and more, research at NIBR is focusing on targets that require us to go to biologics, but the development of biologics is different from small molecules,” says James Shannon, M.D., Global Head of Pharmaceutical Development. “Safety management is different in biologics and it is important to invest early, and to get the manufacturing process right early on. In addition, the intellectual property space relating to biologics is very complex and needs special focus.”

The new Biologics development unit — headed by Abbie Celniker, an executive with extensive experience in the US biotechnology industry — will tackle those challenges. The Biologics unit will work closely with both NIBR and Development but also maintain key interfaces with marketing and production. “The aim is to bring together all the talent we have in the Group relating to biologics and cultivate that entrepreneurial biotech culture, which is needed to really push the innovation of biotech products forward,” Dr. Shannon adds.

Overarching Strategy

The success of AIN457 underscores the intimate and persistent interactions between research and development that set Novartis apart from many rivals. This teamwork is most apparent in the Exploratory Development function that serves as a bridge between research and later clinical development.

Working closely with NIBR scientists, Exploratory Development focuses on selection and effective profiling of drug candidates, and their transition to early stages of development. A distinctive feature of Early Development is the contribution of physician-scientists from the Translational Medicine group who complement the fundamental scientific discoveries by NIBR with clinical acumen needed to pinpoint both the diseases and patients most likely to benefit from a new treatment.

Proof-of-Concept studies (PoCs) are the cornerstone of the overarching strategy to bring more and better new medicines to market in the shortest possible time. PoCs are small-scale Phase I clinical trials in well-defined diseases or targeted patient populations that allow a preclinical hypothesis about a mechanism of action to be tested and also provide a quick confirmation of potential therapeutic benefit to patients. Unsuccessful PoC studies help to eliminate compounds with toxicity or other liabilities early in the development process.

Once a successful PoC provides evidence that the medicine can help patients in these carefully targeted disease areas, Novartis R&D strategy expands that therapeutic benefit with parallel studies in additional diseases that share a common disease mechanism.

The clinicians in our Translational Medicine group are continuously part of a cross-functional research approach from the earliest stages of drug discovery. Often, uncommon but well-defined diseases are chosen for initial PoC studies, using biomarkers to provide clear, preliminary readouts about new Novartis medicines.

While each positive PoC represents a key milestone, success doesn’t guarantee that the compound will make it to market. Discovery and testing of back-up compounds, based on the same mechanism of action, is another established feature of drug development at Novartis. This backup strategy provides alternative compounds if studies uncover side effects that rule out a lead compound as a candidate for further development.

The role of Translational Medicine physicians includes planning alternative development paths for a compound, working in what Dr. Wright calls a “tidal zone” where research and translational medicine interface. “It’s where you see a lot of the action and intense interchange of ideas. And it’s where these parallel indications pop out,” he says.

“The research component is identifying the biology and the indications for that particular molecule in humans. The development part is getting the medicine registered. No one can succeed alone; we have to cooperate to get through the research phase, into the clinic and ultimately into the market. And the counterculture here is that ideas are shared openly because we share the ultimate goal: to help patients.”

The initial PoC study for AIN457 in late 2005 explored safety and efficacy through a careful dose escalation schedule in accordance with regulatory guidance. As an unplanned dividend, safety data on AIN457 obtained during the rheumatoid arthritis study was critical in gaining the green light from regulators to begin the parallel PoC in psoriasis.

For all the positive results to date, Dr. Wright cautions that it is still early in terms of exploring safety and efficacy of AIN457 in psoriasis in a clinical setting. Follow-up studies are planned to explore a broader range of dosage. “At week 12 we’re still not seeing any evidence of flaring and some patients are still improving after the first dose,” he adds. Psoriasis is a cyclical disease and episodes of flaring, or recurrences, appear repeatedly over time.

Patients in the initial study cohort of patients have been invited to extend the follow-up period to six months, rather than the four to six weeks initially planned.

VACCINES AND DIAGNOSTICS

Second year of strong growth in new Division created after Chiron acquisition in April 2006. Significant increase in vaccine deliveries underpins profitable growth ahead of schedule.

Net sales up 52% (+47% in local currencies) to USD 1.5 billion. Excellent performance driven by TBE (tick-borne encephalitis), pediatric and seasonal influenza vaccines as well as NAT (nucleic acid testing) blood testing products. On a comparable full-year basis, net sales rise 25% (including unaudited net sales from Chiron before April 2006 acquisition).

Strong business performance underpins improvement in operating income. Significant investments made in R&D, particularly for late-stage trials involving meningococcal meningitis vaccine candidates. The adjusted operating margin is 21.3% of net sales.

Novartis the second-largest manufacturer of influenza vaccines for the US. Developing a broad portfolio of vaccines against seasonal influenza and to protect people from an influenza pandemic. New cell-culture technology, approved in Europe in 2007, considered the most important production innovation for influenza vaccines in over 50 years.

Two meningococcal meningitis vaccine projects achieving key milestones. Results from Phase II trials show Menveo quadrivalent vaccine against four serogroups A, C, W135 and Y may protect infants as young as two months old. Highest attack rate for this potentially fatal bacterial disease seen in infants from three to 12 months of age. Existing vaccines have not worked in very young children.

Comprehensive Intercell alliance formed in 2007 to provide access to a promising vaccine development pipeline. Builds on collaboration for IC51 Japanese encephalitis vaccine.

Consistent growth through geographic expansion in diagnostics business. Dedicated to preventing the spread of infectious diseases through novel blood-screening tools. Important West Nile Virus assay test launched in the US in 2007.

VACCINES AND DIAGNOSTICS

KEY FIGURES	2007	2006 (1)
(In USD millions, unless indicated otherwise)
Net sales	1 452	956
Operating income	72	-26
Research and development	295	148
Research and development as % of net sales	20.3	15.5
Free cash flow	-91	151
Net operating assets	4 801	4 536
Additions to property, plant & equipment (2)	287	113
Number of associates (FTE (3)) at year-end	4 810	3 395

(1) Chiron post-acquisition period: April 20 - December 31

(2) Excluding impact of business combinations

(3) Full-time equivalent positions

VACCINES AND DIAGNOSTICS

The meningitis franchise is a linchpin of dynamic growth ambitions in the Vaccines and Diagnostics Division. Two meningitis vaccines currently in development aim to set new standards for broad protection and extend coverage across all ages. At the same time, Novartis achieved significant advances with influenza vaccines last year, reinforcing its position as a global leader.

At an advanced stage of negotiations leading to the acquisition of Chiron Corp. two years ago, Novartis executives learned that future development of Menveo, a promising vaccine against bacterial meningitis, was in doubt.

“At that time it was close to being stopped,” recalls Joerg Reinhardt, Ph.D., Head of the new Vaccines and Diagnostics Division and member of the Executive Committee of Novartis. “We were told there was no money to take the program forward.”

Once Dr. Reinhardt took the helm at the new Division that encompasses most operations of the former Chiron, development of Menveo was accelerated. During 2007, more than 10 000 subjects were enrolled in clinical trials of the vaccine. This year, Novartis expects to submit an initial regulatory application for use of Menveo in people age 11 years or older. And in 2009, regulatory filings are planned for use of the vaccine in infants and young children, the group most vulnerable to meningococcal disease.

There are more than a dozen distinct classes of Neisseria meningitidis or meningococcus, the bacterium that causes most cases of bacterial meningitis. Menveo is a vaccine against the A, C, W and Y serogroups (MenACWY) but Novartis Vaccines is also developing a pioneering recombinant vaccine against all strains of serogroup B meningococcus (MenB).

“If we’re successful with Menveo and our recombinant MenB vaccine, we’ll transform the field of meningitis,” says Ralf Clemens, M.D., Head of Development at Novartis Vaccines.

Net sales growth in 2007 of 25% (on a comparable 2006 basis) has made the Vaccines and Diagnostics Division one of the fastest-growing vaccine manufacturers and helped it achieve profitability ahead of schedule. Moreover, the acquisition and turnaround of the Vaccines and Diagnostics Division underscores the strategic focus of Novartis on entering high-growth sectors of healthcare. The global market for vaccines and molecular diagnostics is expected to grow at solid, double-digit rates during the coming five years, significantly faster than demand for prescription medicines during the period.

Novartis Vaccines expects to do even better, according to Dr. Reinhardt. “Over the next five years or so, we want to become one of the top three players in the vaccine market,” Dr. Reinhardt says. Currently, Novartis ranks fifth among global vaccine manufacturers.

Meningitis

The meningitis-vaccine franchise is shaping up as a linchpin of the Division’s ambitions. Meningococcal meningitis, a disease caused by the Neisseria meningitidis bacterium, strikes more than 500 000 infants, adolescents and young adults every year — and kills 50 000 of them, according to the World Health Organization.

Sometimes meningococcal meningitis can lead to death only hours after the onset of symptoms, despite prompt treatment with antibiotics. A large proportion of people who survive an infection suffer long-lasting disability, including hearing loss, brain damage, renal failure or limb amputations. Outbreaks of meningococcal meningitis constitute a major public-health threat across sub-Saharan Africa but have also occurred in developed countries, ranging from Norway and New Zealand to the Normandy region of northern France.

Among the different serogroups, or distinct classes, of meningococcus that have been identified. Group A meningococcus (MenA) is the most common cause of epidemics in Africa. Group B and Group C predominate in Europe, and serogroups Y and W are becoming increasingly important in the US and the Middle East. MenB is the most lethal form of meningococcus in many countries.

One Novartis vaccine is already in use against a specific strain of MenB found only in New Zealand. Since the start of a nationwide vaccination program in 2004, the incidence of meningococcal meningitis in New Zealand has fallen by more than 80%.

Two other vaccines in development at Novartis — Menveo and the recombinant vaccine for Men B — aim to set a new standard for broad protection against serogroups as well as to extend protection across all ages, including infants and young children.

Menveo is a conjugate vaccine providing simultaneous protection against the A, C, W, and Y serogroups of meningococcus. Phase III studies in adolescents, adults and infants are ongoing, and it is expected that a regulatory submission will be made for Menveo in adolescents in 2008. Phase II data have shown good protection in this population, and Phase III data are expected to be released during the first half of 2008. A dossier for the use of Menveo in infants is planned for submission in 2009.

The recombinant MenB vaccine is a prototype for a new paradigm in vaccine discovery. After several decades of conventional vaccine research failed to deliver a vaccine against Group B meningococcus, Novartis scientists used a radically new approach to identify a set of protein antigens from the bacterium. Known as reverse vaccinology, this method makes use of genomic information on a range of different MenB sub-types, as well as recombinant methods, to identify and produce conserved, surface-accessible protein antigens.

“The availability of pathogen genomes that can be mined using reverse vaccinology has increased the number of potential antigens by orders of magnitudes,” says Rino Rappuoli, Ph.D., Head of Research for Novartis Vaccines. “It allows us to develop novel vaccines by using the rules of the game that we know and have been successful with in the past. Every program where we are using reverse vaccinology is doing extremely well and we’ve only taken a handful of top candidates so far. The opportunity is huge.”

For the recombinant MenB program, a vaccine composed of three proteins and an outer membrane vesicle component was selected as the lead candidate. In a recent Phase II study, this vaccine has demonstrated that it protects infants from more than 70% of the known MenB strains, an enormous improvement over the best previous vaccines for which coverage was about 20%.

Phase III trials will begin this year; an estimated 5 000 subjects are expected to be enrolled in studies. “If our initial data are confirmed in Phase III trials, we will make the MenB vaccine the highest priority in our development program because of the unmet medical need,” Dr. Clemens says.

Influenza

To achieve its ambitious goal of becoming a top-three player in vaccines, Dr. Reinhardt says Novartis Vaccines not only needs to gain global leadership of the meningitis business but also must maintain its leading position in influenza vaccines.

In keeping with this objective, the most significant advances for Novartis Vaccines last year came in the influenza market. The Division shipped 40 million doses of Fluvirin influenza vaccine to the US during last year’s flu season, including the first shipments to healthcare providers in August. In addition, more than 30 million doses of influenza vaccines were produced for European markets in the 2007-2008 flu season.

Influenza vaccines in development also passed key regulatory milestones last year. Novartis received approval from European Union (EU) regulatory authorities for Optaflu, the first influenza vaccine produced using a proprietary cell-culture technology in place of the traditional production based on chicken eggs. Cell-culture manufacturing is the first major innovation in influenza vaccines in more than 50 years. The new technology enables flexible, faster start-up of vaccine manufacturing and a rapid response to potential pandemic influenza threats.

Optaflu, the cell-culture-based vaccine, will be rolled out in Europe this year and a regulatory application for the vaccine is also expected to be submitted to US authorities during 2008. Novartis has broken ground on a new USD 600 million cell-culturebased manufacturing facility in Holly Springs, North Carolina, where initial production is anticipated by 2011.

According to the WHO, seasonal influenza epidemics typically result in up to 500 000 deaths annually. Significant demand for flu vaccine is expected as countries such as Russia and China, where only 5% to 7% of the populations are vaccinated, move closer to US and EU vaccination rates of more than 25%. Demand in more developed markets for superior efficacy products will account for additional growth in the market.

In another major advance for preparations against a possible influenza pandemic, EU regulators approved Focetria, a new Novartis vaccine for use following the declaration of an influenza pandemic. Focetria contains the proprietary adjuvant MF59, which enhances the response of the immune system to the vaccine, improving efficacy and reducing the quantity of antigen needed to achieve protection.

Manufacture of Focetria would begin once a pandemic is declared by the WHO using the influenza strain that was actually causing widespread illness. Dr. Clemens notes that, based on experience from the 1918-1919 pandemic, “There will be a rapid spread of the disease within the first two months and if we wait for the true pandemic strain to be available, we’ll be too late for many people.”

In consequence, Novartis is developing Aflunov, a vaccine for H5N1 influenza that could be stockpiled or even used in advance of a pandemic: a so-called pre-pandemic vaccine. Aflunov became the first such vaccine submitted to EU regulatory authorities.

Aflunov is based on the currently circulating H5N1 influenza strain, and clinical data have demonstrated that it is protective for this strain as well as offering a degree of protection from other related strains. Aflunov also contains the MF59 adjuvant, strengthening the immune response to the vaccine, and helping to provide a degree of cross-strain protection. Clinical studies in more than 4 000 people have demonstrated that Aflunov is as safe as Fluad, the adjuvanted seasonal-flu vaccine from Novartis that has been used to vaccinate more than 27 million people to date.

“Global public-health advocates recognize avian influenza as a major worldwide health concern and we are ready to produce vaccines that will help protect people before and during an influenza pandemic,” Dr. Reinhardt says.

SANDOZ

The world’s second-largest generics company with leading positions in key markets, a broad product portfolio and expertise critical for success in providing “difficult-to-make” generics and biosimilars.

Going beyond traditional generics to offer higher-value, differentiated products that apply advanced technologies such as skin patches, inhalation devices and sustained-delivery dosage forms.

Dynamic performance as net sales expand 20% (+13% in local currencies) to USD 7.2 billion, led by the US and recent product launches as well as growth initiatives in Eastern Europe and emerging markets. 2007 growth represents incremental contribution of USD 1 billion in net sales.

Operating income grows faster than net sales, up 41% to USD 1.0 billion thanks to strong business expansion as well as operational improvements throughout Sandoz following 2005 acquisitions of Hexal and Eon Labs. Operating margin improves to 14.5% of net sales from 12.4% in 2006, but rises to 20.0% on an adjusted basis.

US accounts for 27% of net sales. Growth driven by a broad portfolio, demand for difficult-to-make generics with limited competition, including metoprolol succinate ER (Toprol-XL®) and cefdinir (Omnicef®), and the launch of authorized generics that include amlodipine/benazepril combination (Lotrel) and ondansetron (Zofran®).

Market-share gains in Eastern Europe reflect benefits of expanding presence in this fast-growing region. Germany sustains leadership under tough conditions. Double-digit growth in Latin America and key emerging markets.

Sandoz the leader in gaining US and European approvals for biosimilars, which are generic versions of previously approved biotechnology drugs. Biosimilars offer savings for patients and payors. European approval of epoetin alfa biosimilar in 2007 comes after landmark Omnitrope approval in 2006.

SANDOZ

KEY FIGURES	2007	2006
(In USD millions unless indicated otherwise)
Net sales	7 169	5 959
Operating income	1 039	736
Research and development	563	477
Research and development as % of net sales	7.9	8.0
Free cash flow	1 112	876
Net operating assets	14 664	13 464
Additions to property, plant & equipment (1)	627	264
Number of associates (FTE (2)) at year-end	23 087	21 117

(1) Excluding impact of business combinations

(2) Full-time equivalent positions

SANDOZ

Sandoz, the generics Division of Novartis, is leading the industry in difficult-to-make generics based on specialized formulations ranging from transdermal patches and implants to extended-release tablets. This strategy is epitomized by biosimilars, follow-on versions of existing biologic medicines. Sandoz achieved a second regulatory milestone in its drive to bring high-quality, cost-effective biosimilars to patients with the European approval of a copy of epoetin alfa.

On May 7, 2007, the day after patent protection expired on the antibiotic cefdinir, Sandoz began shipping the first generic version to wholesalers and pharmacies across the United States.

Marketed under the brand name Omnicef®, cefdinir was one of the most widely prescribed cephalosporin antibiotics in the US. Once patent protection lapsed, it promised to be a prize addition to the broad antibiotic portfolio of Sandoz, the generics Division of Novartis and one of only a handful of companies worldwide with dedicated production of third-generation cephalosporins.

Yet beating rivals to market required a combination of deft development, legal acumen and a nimble trans-Atlantic supply chain. Only four days before the projected launch, the Sandoz Legal Department won a crucial judgement in a US District Court that could have blocked distribution of generic cefdinir. As soon as the court delivered its ruling, trucks loaded with generic cefdinir pulled out of the Sandoz cephalosporin facility in Kundl, Austria, and raced to a nearby airport where three jumbo jets were waiting to fly the cargo across the Atlantic.

“To be successful, our products need to be on the market on Day One following patent expiry of the originator product,” says Andreas Rummelt, Ph.D., Head of Sandoz and member of the Executive Committee of Novartis. “I was particularly impressed that our cefdinir shipment cleared US customs and was released in only a few hours. That usually takes several days and at times can take more than a week,” Dr. Rummelt adds. “It was a great performance and shows the kind of commitment from our people I like to see.”

As a global leader in the rapidly growing generics industry, Sandoz is a key pillar of the Novartis business portfolio that meets the evolving needs of patients and societies. Sandoz provides high-quality, affordable medicines in markets that encompass 90% of the world’s population. And by replacing branded medicines after patent expiry, generics also spur innovation by freeing up funds payors redeploy to purchase innovative medicines.

During 2007 Sandoz net sales climbed 13% (in local currencies). Operating profit rose 41% and profit margins widened by two percentage points. The dynamic performance was driven by recent launches of difficult-to-make generics that more than offset continued pricing pressure in many markets. The US was the biggest growth driver last year but the Division’s net sales also rose strongly due to initiatives in emerging growth markets and Eastern Europe.

Dynamic Launches

Sandoz is leading the way in difficult-to-make generics, products that are based on challenging active pharmaceutical ingredients or require specialized formulations and technologies, ranging from implants and extended-release tablets to transdermal patches and inhalation devices.

Along with cefdinir, key launches in the US included additional dosages of metoprolol succinate, a drug used to treat high blood pressure and heart failure. Sandoz is the first generics company to launch metoprolol succinate in a state-of-the art sustained-release formulation using a multiple-unit pellet system (MUPS).

The Sandoz version of ipratroprium albuterol, a medicine used to treat respiratory disorders, earned a coveted period of market exclusivity following the US launch last year. It was an important strategic mile-stone for Sandoz because treatments for respiratory diseases represent a major growth initiative.

In Europe, Sandoz launched leuprorelin, a treatment for prostate cancer, in an implant formulation injected into the abdominal skin of patients. The implant offers patients and physicians cost savings and greater convenience compared to the originator product.

“There isn’t a single element that leads to hard-to-make products. It’s usually a combination of things,” says Bernhard Hampl, Ph.D., Head of Sandoz operations in the US. “It’s about getting the right products to market on time. Opportunities like these are what drive our business.”

Crowning the difficult-to-make strategy are biosimilars, follow-on versions of existing medicines derived from living organisms that have been genetically modified to produce a desired protein. Last year, Sandoz became the first company to receive European Commission approval for a biosimilar epoetin alfa (EPO), another milestone in the company’s efforts to bring high-quality, cost-effective biological medicines to patients. The Sandoz version of epoetin alfa was launched in Germany and the Netherlands during 2007 and will be rolled out in additional EU markets this year.

In a precedent-setting decision in April 2006, Sandoz became the first company to obtain European approval for a biosimilar medicine, the human growth hormone Omnitrope. Approval of Omnitrope in the US followed a month later. As more biopharmaceuticals lose patent protection in coming years, biosimilar products are expected to play a key role in the growth strategy of Sandoz.

“Markets are so crowded today that generic versions of most blockbuster drugs become low-margin commodities,” Dr. Rummelt says. “Sandoz needs to make the products which not everyone else can make, where our resources and specialist technologies and capabilities set us apart from the competition.”

Deep Pipeline

During 2007, Sandoz submitted regulatory applications for 92 different projects to authorities around the world. At the same time, the Development team has submitted supplementary regulatory applications in new markets for many existing products, part of a growth initiative prompted by the acquisition of Hexal and Eon Labs, says Gerhard Schaefer, Ph.D., Head of Global Product Development at Sandoz. “We want to increase our business outside traditional core markets of Europe and the US by covering more and more countries with a potential for generics where we are not yet active,” Dr. Schaefer adds.

The Sandoz development pipeline encompasses more than 750 projects, including a significant proportion of difficult-to-make products. Each new project completed by Sandoz Development represents a specific formulation, often available in multiple doses.

Development of difficult-to-make projects can take as long as seven years. Registration normally takes two years in the US but three years in Europe. Classical bioequivalence studies last about six months but some difficult-to-make products and biosimilars require Phase III clinical studies that last up to two years. Additional years are needed to develop the active pharmaceutical ingredient and specific formulations.

Project selection is a crucial competitive step. “We look very early at potential future blockbusters, sometimes while pivotal clinical studies are ongoing, always aware of the risk that the originator may fail,” Dr. Schaefer says. “Even at this early stage, we focus on additional developments — based on in-house technologies — in order to create intellectual property that could make life more difficult for our main generic competitors.”

A difficult-to-make product often starts with a complex active pharmaceutical ingredient. Traditionally, generic companies have sourced active pharmaceutical ingredients from third parties but in-house development offers an increasingly important competitive advantage for leading generic companies today.

“Often we can create our own intellectual property by using more modern technologies in chemistry than ones available when the originator developed the molecules many years earlier. And the new technologies enable us to improve quality by reducing impurities, for example,” Dr. Schaefer adds. Development projects involving more than 70 active pharmaceutical ingredients are currently underway at Sandoz.

Patch Prototype

The prototype difficult-to-make product for Sandoz was a generic version of fentanyl patch, an opioid analgesic marketed under the brand name Duragesic® and used for decades in the management of pain. By the time the basic patent expired in Germany two years ago, fentanyl had become the country’s biggest-selling prescription medicine.

That commercial potential made fentanyl a major opportunity for generic manufacturers but the route of administration — by transdermal patch — posed a formidable hurdle. In addition, as expiry of the basic patent was approaching, the originator company introduced a new-generation matrix-patch formulation of fentanyl and managed to convert a large proportion of physicians and patients to the newer product.

Sandoz began its own patch project in the year 2000 and reached outside the pharmaceutical industry for novel technology. The inspiration was audio tape produced by German chemical giant BASF AG. “We looked at both the material itself and the technology used to bring together different layers that comprise an audio tape, then adapted the technology and equipment to development of pharmaceutical patches,” Dr. Schaefer says. “It’s a perfect example of what we mean by development: looking at technologies used in other fields and combining or adapting these ideas to new applications.”

Sandoz conducted parallel development programs for both the reservoir-style patch originally used for fentanyl and the new matrix patch. “Because we developed our own technology, both of our products avoided infringement of additional patents filed and granted to Johnson & Johnson,” Dr. Schaefer says.

The launches of the Sandoz fentanyl patches during 2005 were huge successes and it’s just the beginning. “There are clear advantages for patches, mainly in the form of better patient compliance,” Dr. Schaefer says. Drugs delivered with patches sometimes help patients avoid side effects such as nausea and vomiting associated with tablet versions of the same medicine. And for patients unable to swallow or elderly patients who often are prescribed multiple medications for chronic diseases — or caregivers who supervise treatment — a single patch applied weekly offers greater convenience than tablets that must be taken several times a day.

“Sandoz has a broad-based program for additional patch products focusing on indications where patches aren’t yet available,” Dr. Schaefer says.

The Sandoz version of metoprolol succinate, launched in Germany in 2005, is the first MUPS product introduced to date by a generics manufacturer. The medicine was introduced in the US a year later and earned Sandoz a period of market exclusivity as the first to file for the lowest dosage strengths. Additional dosages of metoprolol succinate were introduced in the US during 2007. Along with a constant release profile, the MUPS formulation allows patients to disperse the tablet in a glass of water and still maintain the extended release dosage.

“In Europe the Sandoz product is still the only MUPS version of metoprolol on the market and we have the full range of strengths in most countries, including Germany,” Dr. Schaefer says. “We will use this platform technology for other products, including cardiovascular treatments and other classes of medicines as well,” he adds.

Implants are another platform technology being rolled out at Sandoz. Last year’s launch of leuprorelin, a medicine used to treat advanced prostate cancer, culminated a six-year development program and represents the first implant formulation of an anticancer therapy from Sandoz.

Clinical studies demonstrated that the Sandoz implant version of leuprorelin has the same mode of action and achieves the same clinical results as the originator product. By contrast to micro-capsule or powder formulations that must be specially prepared by a physician before injection, the Sandoz leuprorelin comes ready to use. It also requires less of the active pharmaceutical ingredient, giving Sandoz a significant cost advantage over rivals.

Meanwhile, the launch of ipratroprium albuterol in the US is the clearest sign yet of a strategic focus on medicines to treat respiratory disorders. Along with external collaborations, the expansion in the respiratory field will tap in-house technologies. “We have a dedicated development center for respiratory products and a dedicated plant for production,” Dr. Schaefer says.

Pioneering Biosimilars

Pioneering approvals of Omnitrope by the US and EU in 2006 as the first follow-on recombinant biotechnology medicine culminated a seven-year process that led through courts on both sides of the Atlantic. The case underscored the commitment of Sandoz to biosimilars, the epitome of difficult-to-produce products.

Sandoz brings unique acumen to the field with more than 25 years of experience in production of biologic medicines. The Kundl, Austria, site is one of the world’s biggest development and manufacturing centers for microbially expressed recombinant proteins.

During 2007, Sandoz built on the initial approvals by rolling out Omnitrope in additional countries. Along with geographic expansion, Sandoz introduced more sophisticated formulations of Omnitrope, including a new liquid formulation administered with a “pen” device. Pen devices have been popular delivery options for injectable biotechnology medicines for years, offering accurate dosing as well as convenience that allows use even away from home.

Acceptance of Omnitrope by physicians improved steadily during 2007, reflecting growing familiarity with the product. “Doctors are switching more and more patients to Omnitrope, especially newly diagnosed patients,” Dr. Schaefer says.

The European Union approved epoetin alfa (EPO) in August for treatment of patients with renal anemia, as well as those receiving chemotherapy. Sandoz launched the development project in the year 2000 in collaboration with Rentschler Biotechnologie GmbH, a German biotech firm.

In some respects, EPO was a more complex protein to develop than Omnitrope because it is produced in mammalian cells and undergoes glycosolation, the addition of certain sugar molecules that cause the protein to fold in a certain way. The regulatory process was also stringent for EPO: three Phase III clinical trials required for approval involved 593 patients and took two years to complete.

“This is the beginning of a constant flow of follow-on products coming out of our biotechnology development,” Dr. Schaefer adds. Sandoz scientists already are assessing second-generation, long-acting biotechnology products as possible projects. Another major focus will be follow-on versions of monoclonal antibodies that will begin losing basic patent protection in about five years. “This is the future and as one of the major players in the field we clearly are looking into these opportunities,” Dr. Schaefer says.

CONSUMER HEALTH

Focus on OTC (Over-The-Counter), Animal Health and CIBA Vision. The final divestments of nutrition businesses completed in 2007 with Medical Nutrition and Gerber sold for after-tax divestment gain of USD 5.2 billion.

Net sales from continuing operations rise 11% (+6% in local currencies) to USD 5.4 billion as OTC and Animal Health deliver double-digit expansion and grow faster than their respective markets. CIBA Vision advances on improved supplies of contact lens and lens-care products.

Thanks to solid performance, operating income improves and supports significant investments in R&D and marketing for product launches and geographic expansion, particularly Japan and emerging markets.

OTC expands thanks to continued focus on strategic brands — including Voltaren, Theraflu, Benefiber and Excedrin — and expansion in emerging markets, including Eastern Europe and Russia. Rapid growth in Japan following entry in 2007 into the world’s second-largest OTC market. Maintains position as world’s fourth-largest OTC company.

Animal Health, ranked No. 5 in its industry, benefits from solid performances in Europe, Asia-Pacific and Latin America. Sankyo Lifetech acquisition in Japan strengthens presence in companion-animal segment.

CIBA Vision successfully addresses production challenges for lens-care and contact lens products.

CONSUMER HEALTH — CONTINUING OPERATIONS

KEY FIGURES	2007	2006
(In USD millions unless indicated otherwise)
Net sales	5 426	4 902
Operating income excluding restructuring charge (1)	909	761
Operating income	812	761
Research and development	301	260
Research and development as % of net sales	5.5	5.3
Free cash flow	772	553
Net operating assets (2)	3 154	3 133
Additions to property, plant & equipment (3)	209	197
Number of associates (FTE (4)) at year-end	13 956	13 111

(1) Excluding USD 97 million of “Forward” initiative restructuring charge

(2) Excluding Consumer Health discontinued operations

(3) Excluding impact of business combinations

(4) Full-time equivalent positions

MARKET INFORMATION FOR CONSUMER HEALTH BUSINESSES	OTC	Animal Health	CIBA Vision
Market Growth (1)	4.0%	4.5%	4.0%
Sales Growth (2)	6.4%	7.7%	3.1%
Market share (1)	3.7%	6.4%	21.8%
Rank	No. 4	No. 5	No. 2

(1) Source: Nicholas Hall, Internal Market Research

(2) 2007 Local currency growth vs. prior year

CONSUMER HEALTH

Veterinary reformulations of Novartis medicines discovered and developed for human patients enable the Consumer Health Division to generate additional value from research breakthroughs elsewhere in the Group. Such synergies fuel dynamic growth and make Consumer Health a key pillar in the Novartis strategy of focused diversification in healthcare.

Percorten was a pioneering treatment from Novartis for Addison’s disease, an uncommon but potentially fatal disorder in which adrenal glands do not function properly and the body is unable to produce normal amounts of certain hormones.

Dogs suffer from a canine version of Addison’s disease and the Animal Health Business Unit developed Percorten-V, a veterinary reformulation of the original medicine that enables thousands of pets to live long, active lives today.

Percorten-V is only one example of the broad portfolio of veterinary versions of Novartis medicines originally discovered and developed for human patients. Just as over-the-counter (OTC) adaptations of prescription-only originator medicines open new markets, human-to-veterinary switches enable the Novartis Consumer Health Division to generate development opportunities from breakthroughs made elsewhere in the Group.

The Consumer Health Division is a key pillar of the Novartis strategy of focused diversification in healthcare to address the evolving needs of patients and societies worldwide. The benefits of that strategy are becoming increasingly clear as new challenges slow growth of the flagship Pharmaceuticals Division.

“Our strategy balances risks to some degree and takes advantage of fundamental trends in customer needs,” says Daniel Vasella, M.D., Chairman and Chief Executive Officer of Novartis. “Consumer Health, which traditionally had lower growth rates than pharmaceuticals, is now growing faster and has the potential to further expand dynamically.”

And while pricing pressure on innovative pharmaceuticals continues to intensify in almost all markets around the world, Dr. Vasella adds, pressures are much less severe in the consumer brands. “In fact, one has the opportunity to certainly compensate for inflation, sometimes even slightly more,” he says.

In 2007, net sales at the Consumer Health Division climbed 6% (in local currencies) as both the OTC and Animal Health Business Units posted double-digit gains through a focus on strategic brands, new product launches and expansion in emerging markets and Japan. Net sales at CIBA Vision rose as deliveries of its contact-lens portfolio rebounded.

On the back of this solid performance, significant investments were made in research and development as well as marketing throughout the Division. For example, Animal Health stepped its up collaborations across the Group, from the Novartis Institutes for BioMedical Research (NIBR) and the new Vaccines and Diagnostics Division to Sandoz, the generics Division of Novartis.

The partnership with NIBR enables the Animal Health Business Unit to identify early-stage active compounds with potential for veterinary indications and has resulted in several new projects being added to the Animal Health development pipeline.

Animal Health and Novartis Vaccines are also joining forces to seek vaccine solutions for viral and bacterial targets. While vaccines traditionally have been a relatively small part of the total human pharmaceutical market, they represent a significantly greater proportion of global sales in animal health. Moreover, sales growth of veterinary vaccines continues to outpace other sectors of the animal health industry.

“We seem to be able to move some of the new technologies into our industry more quickly than it is possible to adapt them to human health,” says George Gunn, Head of Novartis Animal Health.

The Aqua Health business, which focuses on developing and marketing vaccines used in salmon farming, launched the first effective vaccine to prevent infectious haematopoietic necrosis (IHN), a viral disease spread by wild salmon among farm-raised Atlantic salmon, the mainstay of Canada’s burgeoning aquaculture industry. Outbreaks of IHN have caused mortality rates of up to 80% and severe economic losses for fish farmers in British Columbia.

The Apex-IHN vaccine developed by Novartis uses plasmids, tiny spheres found naturally in bacteria, to stimulate production of pure viral protein, which in turn triggers an effective immune response in fish.

Yet another example of cutting-edge science emerging from labs at the Animal Health unit is discovery of amino acetonitrile derivatives as the first potential new class of livestock parasiticides in 25 years. Resistance to existing classes of parasiticides is a growing international problem that potentially threatens the viability of livestock farming.

Building Brands

While scientific innovation remains the foundation for success, the convergence of major industry trends today represents an inflection point in consumer health, says Thomas Ebeling, Head of the Consumer Health Division and member of the Executive Committee of Novartis. “And this convergence creates massive opportunity for Novartis Consumer Health.”

One key trend is privatization of healthcare as the public sector pushes more and more of the cost of care onto individuals. “There is a shift away from visiting physicians for treatment of minor ailments like earache, for example. Nurse practitioners and pharmacists are taking a more active role in treating these minor ailments,” Mr. Ebeling says.

Second, consumers today are becoming more aware and seek to take greater control of their health. “It’s clear that in the future there is going to be more self-choice about how people are medicated for non-acute conditions,” Mr. Ebeling adds.

Finally, consolidation among retailers is spawning regional and global giants that want to capture a greater share of healthcare dollars. The trend is clearest in the US, where companies such as Wal-Mart Stores Inc., Walgreen Co. and CVS Caremark Corp. are looking for new growth vehicles and see opportunities in healthcare.

Amid these trends, building and owning brands are increasingly important. Optimal sales-force execution is also critical to success. Along with global retailers, Novartis Consumer Health targets small business, from eye-care practitioners and veterinarians to small pharmacies. And even as globalization advances, Novartis also needs to help these smaller customers grow their businesses.

Two success stories from 2007 exemplify the brand-building capability of Novartis. Lamisil Once, a novel OTC product that cures athlete’s foot with a single application, is adding incremental value to the prescription-only formulation of Lamisil, a blockbuster medicine for treatment of toe-nail fungus. The typical consumer of athlete’s-foot medication is an active male, around the age of 35, who wants immediate relief and doesn’t want to apply medication two times a day, several days a week. Lamisil Once offers a novel administration, combining the active ingredient with a thin polymer that attaches to the skin and holds the active ingredient against the infected area without washing off.

“We found a high degree of tryer/rejectors in the athlete’s-foot category,” Mr. Ebeling says. “The efficacy of Lamisil Once is attracting back users who had dropped out of the category, driving a high rate of repeat purchases and providing incremental sales.”

The success of Voltaren shows how compelling advertising can rejuvenate an established brand. Net sales of non-prescription Voltaren surged 16.2% last year, eclipsing low single-digit growth for the topical analgesic segment worldwide. The consumer insight driving Voltaren is that many people personalize pain because it prevents them from doing simple things they enjoy, for example, a grandmother picking up and playing with a two-year-old grandchild. An advertising campaign called “The Joy of Movement” portrays people enjoying those small but important activities, without pain, after using Voltaren.

Salesforce Execution

In recent years, Novartis Consumer Health has established key account teams to cater to large, sophisticated and demanding retailers such as Wal-Mart, Walgreens and CVS Caremark. By pooling efforts of Consumer Health business units and drawing on cross-functional capabilities, key-account teams generate synergies and additional sales. Aggressive expansion by customers is creating opportunities for continued growth for Consumer Health and potentially other Novartis divisions as well.

For example, Wal-Mart challenged pharmacy rival Walgreens by announcing plans to open as many as 400 in-store health clinics in the next two to three years, with prospects of reaching 2 000 clinics by 2012. The health clinics, which lease space in Wal-Mart stores, will be managed by local or regional hospitals or other organizations independent of Wal-Mart. The giant retailer has expanded rapidly from a pilot program launched in 2005, and more than 75 clinics are currently operating in 12 states across the US. The clinics are staffed by certified nurse practitioners or physicians, and offer preventive and routine care for ailments such as allergies and sinus conditions.

Walgreens, the largest drugstore chain in the US, responded by moving beyond its traditional pharmacy business to acquire Take Care Health Systems, a leading operator of convenient-care clinics. With the acquisition, Walgreens expects to have more than 400 convenient-care clinics in its stores nationwide by the end of 2008.

Take Care Health’s clinics also are staffed by certified nurse practitioners who treat patients 18 months and older for common illnesses, including ear and sinus infections and strep throat. They also provide vaccinations and physical examinations.

Hoping to leverage existing relationships, the Consumer Health Division is developing product offerings tailored to the needs of new in-store clinics.

Meanwhile, expansion combined with an increasing focus on productivity of the sales force at the Animal Health Business Unit has accelerated sales growth to 12% between 2004 and 2007, from only 4% during the preceding four-year period, 1999 to 2003.

The additional muscle in key markets throughout the world has enabled Novartis Animal Health to deepen its business relationships with existing veterinary customers, while improving coverage of new customer groups.

One successful example is CLiK, a preventive treatment for Blowfly Strike. Novartis almost doubled its UK market share last year as the percentage of British sheep farms using CLiK surged to 43% from 26% a year earlier. The main attraction for new customers is the longer protection offered by CLiK compared to rival products.

The expanded sales force also propelled growth of more than 20% last year for Atopica, the only non-steroidal treatment available for atopic dermatitis in dogs. Atopica provides increased comfort for pets with reduced risk of complications associated with long-term use of steroids in dogs.

CORPORATE CITIZENSHIP

Introduction

Corporate Citizenship at Novartis rests on four pillars: Commitments to Patients, to People and Communities, to the Environment, and to Ethical Business Conduct

Treatments worth USD 937 million are contributed through access-to-medicine programs in 2007, reaching 66 million patients in need

During 2007, Novartis and partners complete clinical trials of a new pediatric formulation for the antimalarial medicine Coartem, enhancing convenience of use and palatability for young children who are especially vulnerable to this disease

Novartis issues guidelines on interactions with patient advocacy groups and makes public a list of patient groups given support in the United States and Europe, underscoring commitment to transparency

Diversity & Inclusion Advisory Council plays an active role in building diverse and talented teams, reinforcing the importance of an inclusive environment

External carbon-offset projects, launched in support of voluntary commitment to reduce greenhouse-gas emissions to Kyoto protocol levels, will be submitted for registration under the UN Clean Development Mechanism

Novartis again achieves top-level positions in influential rankings:

•                  A sustainability leader in 2007 Dow Jones Sustainability Index, which tracks the global economic, environmental and social performance of companies

•                  Fifth consecutive year in Science magazine list as one of the top ten employers in biotechnology, biopharmaceuticals and pharmaceuticals

•                  Again one of the world’s 25 most respected companies in annual Barron’s survey

•                  The top-ranked major pharmaceutical company in a survey of the “World’s Most Ethical Companies” by Ethisphere magazine

KEY PERFORMANCE INDICATORS

Indicator (1)	2007	2006	2005		2004		2003

Economic (2)
Net sales in USD billions	38.1	34.4	29.4		25.7		22.7
Net income in USD billions (% of net sales)	6.5 (17)	6.8 (20)	5.8 (20)		5.4 (21)		4.7 (21)
Research and Development in USD billions (% of net sales)	6.4 (17)	5.3 (15)	4.8 (16)		4 (16)		3.6 (16)
Purchased goods and services (2), (3) in USD billions (% of net sales)	19.4 (51)	15.8 (46)	13.3 (45)		11.2 (44)		9.7 (43)
Personnel costs in USD billions (% of net sales)	9.9 (26)	8.7 (25)	7.5 (25)		6.5 (25)		5.9 (26)
Taxes in USD billions (% of income before taxes)	0.9 (13)	1.2 (15)	1.0 (14)		1.0 (16)		0.9 (16)
Dividends in USD billions (% of net income)	3.2 (49)	2.6 (38)	2.0 (35)		2.1 (39)		1.9 (40)
Cash returns to shareholders in USD billions (% of Group total net income)	4.7 (39)	0 (0)	0.5 (8)		1.7 (32)		0.9 (20)
Share price at year-end (CHF)	62.10	70.25	69.05		57.30		56.15

Patients
Access to medicine (4): value in USD millions	937	755	696		570		371
Access to medicine (4): number of patients reached	65.7	33.6	6.5		4.25		2.76

People and Communities
Number of full-time equivalent positions	98 200	100 735	90 924		81 392		78 541
Resignations, separations, hiring (% of associates)	9, 4, 17	8, 4, 19	8, 4, 16		7, 3, 15		—
Women in management (5) (% of management)	35	31	28		—		—
Lost-time accident rate [accidents per 200 000 hours worked] (2)	0.41	0.45	0.51		0.47		0.73

Environment (2), (6)
Water use [million m3]	82.8	84.5	87.0		81.3		87.4
Energy [million GJ]	16.4	16.4	15.3		13.8		13.5
Emission CO2/GHG, Scope 1: Combustion and processes [1000 t]	388	401	383		372		362
Emission into Air: halogenated and nonhalogenated VOCs [t]	2 080	1 744	1 905		1 316		1 675
Total Operational Waste [1000 t]	229	206	165		144		131

Ethical Business Conduct
Number of associates trained on Code of Conduct (7) (e-learning courses)	16 697	14 574	33 000		—		—
Managers completing certification on Code of Conduct	27 000	23 000	20 000		—		—
Cases of misconduct reported	906	651	442	(8)	410	(9)	—
Cases of misconduct substantiated	290	228	142	(8)	204	(9)	—
Dismissals/resignations (related to misconduct)	168	130	78	(8)	107	(9)	—
Number of suppliers	228 558	—	—		—		—
Number of suppliers informed of Novartis Third Party Guidelines							—
(Annual sales of more than USD 10 000)	61 715	42 200	39 000		30 000		—
Number of suppliers to confirm key standards (10) (self-declaration)	1 377	8 600	5 500		4 600		—

(1) (2) (3) (4) (5) (6) (7) (8) (9) (10)

Data reported in the “Ethical Business Conduct” (except “Number of suppliers” items) and “Health, Safety and Environment” sections (except “Lost-time accident rate”) include the entire Group; Data reported in “Number of suppliers” items excludes the Vaccines and Diagnostics Division

All items relate to continuing operations excluding Consumer Health Division divestments unless stated otherwise

As included in the Group’s Value Added Statement

See table on page 76 (Access-to-medicine table)

Management defined locally

Details see: www.novartis.com/hse

2007 figure includes new associates and other associates not previously trained

From April to December 2005

From October 2003 to September 2004

In 2007 Novartis modified financial requirements for self-declarations by suppliers, focusing on suppliers with the highest business volumes and resulting in a significant decline in the number confirming key standards

CORPORATE CITIZENSHIP

Corporate Citizenship at Novartis begins with the success of our core business. During 2007, medicines and vaccines from Novartis were used to treat and protect more than 800 million people worldwide. Innovation is the key to our ability to change lives and we strive to maintain ethical corporate standards and do business in a manner that is responsible and sustainable.

Corporate Citizenship at Novartis begins with the success of our core business. The more successful we are in discovering, developing, manufacturing and marketing new medicines, the greater the benefits we can offer to patients, healthcare professionals, associates, shareholders and other key stakeholders.

Novartis provides a uniquely broad range of healthcare solutions that address the evolving needs of patients and societies worldwide. Our business portfolio includes innovative prescription medicines with improved efficacy and fewer side effects. Our vaccines and diagnostic tools offer protection against life-threatening diseases, including some newly emerging diseases that have triggered major international concern. Generic products that replace branded medicines after patent expiry free up funds for innovative medicines. And consumer health products, including OTC or self-medication brands, are readily available and enable healthy lifestyle choices.

During 2007, medicines and vaccines from Novartis were used to treat and protect more than 800 million people around the world, according to internal estimates. If all the patients reached by Novartis last year stood shoulder to shoulder, the line would circle the earth 10 times.

Medicine has made huge advances in recent decades due in large part to pharmaceuticals. Innovation is the key to this remarkable progress and scientists from Novartis have contributed breakthroughs that address unmet medical need and transform the lives of patients. These medicines include Gleevec/Glivec, the pioneering treatment for certain forms of cancer, and Diovan, the world’s top-selling branded treatment for high blood pressure. To sustain that stellar record of innovation, Novartis invested USD 6.4 billion in research and development during 2007.

Adhering to Values

At the same time, Novartis believes that companies contribute to the positive development of societies by doing business in a responsible way and supporting ethical values and principles. We strive to operate in a manner that is economically, socially and environmentally sustainable, and responsible toward stakeholders. We actively take on societal challenges in areas in which we are competent, helping where most needed while also establishing and implementing transparent ethical corporate standards and policies.

Novartis was one of the first pharmaceutical companies to sign the United Nations Global Compact. It is an initiative in which signatories embrace, support and implement, in their sphere of influence,

principles for responsible corporate conduct within the areas of human rights, labor standards, environmental care and efforts to combat corruption.

Novartis associates are expected to uphold the ideals and values defined in our Code of Conduct. “If we don’t have a set of values — and live by them — the Group won’t be successful,” says Daniel Vasella, M.D., Chairman and Chief Executive Officer of Novartis.

Our efforts have been recognized by external observers. Novartis was selected as one of the sustainability leaders in the 2007 Dow Jones Sustainability Index, (DJSI), a global index tracking economic, environmental and social performance of companies. “We are pleased to see that the DJSI recognizes our responsible business approach and the increasing engagement of Novartis in the area of sustainability,” says Thomas Wellauer, Ph.D., Head of Corporate Affairs and member of the Executive Committee of Novartis.

Framework of Corporate Citizenship

Corporate Citizenship at Novartis is based on four pillars: Commitment to Patients, Commitment to People and Communities, Commitment to the Environment, and Commitment to Ethical Business Conduct.

Novartis associates strive to create value beyond business success in the world at large. When we operate in a way that is respectful of human rights, socially equitable and environmentally sustainable, we can better meet our economic responsibilities. Business success and social responsibility are mutually inclusive — indeed, they depend on each other.

The hierarchy of corporate responsibilities at Novartis begins with essential, non-negotiable corporate duties: compliance with national laws and regulations, avoidance of deception or fraud, and protection of the environment and the health and safety of employees, customers and neighbors.

Enlightened companies have long recognized that acting in a responsible way means taking into account legitimacy as well as legality — and sometimes doing more than the law requires. Legitimate corporate conduct is doing the right thing: for example, maintaining consistent global standards, regardless of legislation or regulation at the local level.

Finally, our hierarchy of corporate responsibilities includes philanthropy: pro bono research, community and neighborhood programs, volunteerism and donations.

We recognize that access to our medicines clearly favors people who live in affluent, developed societies. Millions of poor people are being left behind and diseases that are curable with modern medicines are still destroying lives. We want to be leaders and partners in finding and implementing solutions to help close the access gap.

To enhance access to treatment, Novartis has created innovative programs targeting diseases such as leprosy, malaria and tuberculosis, working with partners ranging from the World Health Organization to procurement agencies and nongovernmental organizations. In 2007, our access-to-medicine programs reached 65.7 million patients in need through contributions valued at USD 937 million.

Defending Innovation

Novartis faces an increasingly complex map of external stakeholders today and expectations of those stakeholders can be contradictory. “In making decisions about how we are going to navigate, I think it is extremely important to follow the direction shown by our own inner compass,” Dr. Vasella says. “In adhering to our values we should recognize that sometimes we have to make unpopular decisions.”

One example during 2007 was a legal dispute in India about patent protection for Gleevec/Glivec, our pioneering anticancer medicine. In 2006 an Indian patent court rejected an application from Novartis seeking a patent for Glivec, which already had been granted patent protection by almost 40 countries. Novartis appealed the patent court’s ruling and separately challenged the constitutionality of a controversial section of the 2005 Indian Patents Act.

In August of last year an Indian High Court dismissed the petition from Novartis, challenging the constitutionality of the country’s new patent law, and deferred to the World Trade Organization (WTO) to resolve a question about compliance under the international Trade-Related Aspects of Intellectual Property Rights agreement. In a related proceeding, the Intellectual Property Appellate Board in India is now reviewing the Glivec patent appeal.

Protection of intellectual-property rights is essential to encourage research and development. Only with effective patent laws can Novartis continue to bring therapeutic improvements to patients that ultimately result in better care.

The journey of Glivec through India’s patent process, however, underscores the potential uncertainties of a country in transition. In India, Novartis faces a globalization dilemma that characterizes many emerging economic powers: two markets in a single country. Novartis recognizes that poor patients in India face many obstacles to access to medical care. Through the Glivec International Patient Assistance Program (GIPAP), Novartis provides Glivec free to more than 99% of patients prescribed the life-saving medicine in India, because they would not otherwise be able to afford treatment. To date, more than 8 000 Indian patients diagnosed with chronic myeloid leukemia or gastrointestinal stromal tumors have participated in the GIPAP program.

At the same time, Novartis seeks business opportunities with affluent urban consumers and the burgeoning middle class in India’s dynamic economy. International trade agreements offer both rights and responsibilities to member countries. Ensuring effective protection for intellectual property is among these responsibilities.

Incremental Innovation

In challenging a provision of India’s new patent law, the primary objective for Novartis was to ensure protection for incremental innovation. Medical progress occurs through incremental innovation — innovation by steps — providing important value for patients in the form of enhanced efficacy or improved side-effect profiles.

One example is Sandostatin LAR, a Novartis medicine used to treat debilitating gastrointestinal tumors. Development of a long-acting formulation reduced the number of injections from more than a thousand per year to only 12, a huge benefit for patients. Development of Exelon Patch, the first and only transdermal treatment for Alzheimer’s disease, has been shown to increase compliance, reduce side effects and allow medication to be delivered through the skin continuously for 24 hours, helping to achieve optimal dosing.

These types of advances are currently not acknowledged by India’s patent law even though they meet WTO patentability standards and deliver significant value for patients. Novartis is concerned that hurdles to recognition of genuine innovation in the Indian patent law will hinder development of future medicines. We took on this case because we firmly believe it was the right thing to do for patients.

International nongovernmental organizations (NGOs), including Médecins sans Frontieres and Oxfam, drew attention to the case by claiming that, if Novartis prevailed, India would no longer be able to supply much of the developing world with inexpensive medicines, including treatments for HIV/AIDS.

The basis of those arguments is false and misleading. Safeguards established under international-trade accords allow governments in developing countries to make exceptions to patent rights and to import pharmaceuticals produced under compulsory license in cases of a national emergency. Access to HIV/AIDS medications is not, and has never been, threatened by our case. Independent of the legal outcome, currently available generic drugs launched before 2005 — including HIV/AIDS medicines and generic versions of Glivec — will continue to be available under a so-called grandfather clause in the Indian patent law.

We commend the progress India has made in recent years to advance intellectual-property rights. But more needs to be done to align this increasingly important industrial country with minimum international standards.

We are confident that dialogue about shortcomings in India’s patent law will continue and ultimately lead to establishment of effective protection for incremental in novation. Novartis will continue to participate in this essential debate both in India and as it expands globally.

“Despite the strident comments of some NGOs, I am convinced our efforts to gain clarity on India’s commitment to meet minimum international intellectual-property standards will benefit India and its people,” Dr. Vasella says. “For a research-based company like Novartis, patents are non-negotiable.”

CORPORATE CITIZENSHIP: TARGETS AND RESULTS FOR 2007 AND TARGETS FOR 2008

UN Global Compact
Targets 2007	Results 2007	Targets 2008

Publish a case study about implementation of living wage-initiative at Novartis — plus separate third-party supplier case study delayed in 2006. Continue active engagement in country networks. Start conceptual work on project about accountability of nongovernmental organizations (NGO).

Two case studies were published in 2007: “Implementing the Living Wage Globally” and “Chain Reaction,” the third-party supplier case. Both were communicated internally and externally. Novartis continued to participate in various Global Compact events, including those related to the still-emerging Swiss network. Two articles about the role of NGOs for the Global Compact’s mission were published in academic journals.

Publish a case study about Corporate Citizenship at Novartis. Continue to look for opportunities to support the United Nations Global Compact in shaping projects and opportunities for maximum impact.

Respect for Human Rights
Targets 2007	Results 2007	Targets 2008

Evaluate pilot Human Rights Compliance Assessment and carry out compliance assessment in one new country. Participate in debate about corporate content of the “Right to Health.” Work closely with UN Representative on Business and Human Rights, as well as Special Rapporteur on the Right to Health.

Fulfilling the objective, the Human Rights Compliance Assessment was piloted in Taiwan in cooperation with the Danish Institute for Human Rights. Novartis Foundation for Sustainable Development co-hosted two conferences on business and human rights, one leading to the book “Human Security & Business” and the other providing state-of-the-art input to the work of the UN Representative on Business and Human Rights. Professor Klaus M. Leisinger was appointed a member of the Business and Human Rights Working Group of the Global Compact Board.

Pilot a Human Rights Compliance Assessment in an additional country and develop a pharma-specific version of the assessment. Support the Business Leadership Initiative on Human Rights (BLIHR) in development of an online tool to help companies assess and address challenges related to human rights. Contribute to the new round of discussions about business and the right to health.

Transparent Reporting
Targets 2007	Results 2007	Targets 2008
Achieve further progress in UN Global Compact reporting. Define structure and content of online Corporate Citizenship reporting. Publish Corporate Citizenship brochure.

The Global Compact Office recognized the Communication on Progress (CoP) for 2006 as a Notable CoP. A print version of Corporate Citizenship review was released in January 2007 and the online report, Citizenship@Novartis, launched in April 2007

Release 2007 Communication on Progress. Continuously update Citizenship@Novartis.

Government Relations/Lobbying
Targets 2007	Results 2007	Targets 2008
Establish integrated policy development across divisions. Improve professional, public-affairs skills through internal training.

Published Novartis perspective about key topics on Novartis.com to increase transparency. Integrated new Vaccines and Diagnostics Division into position development and yearly planning process. Conducted public-affairs training in all major regions. In 2007, Novartis spent USD 23 million in support of major international, American and European trade associations.

Publish additional position papers about healthcare topics to maintain transparency with topics of interest to external stakeholders.

Financial Community
Targets 2007	Results 2007	Targets 2008
Update online reporting using Global Reporting Initiative (GRI) format.	The online GRI report for 2006 was completed and received the “in accordance check” from the GRI.	Transition to the G3 Guidelines for the 2007 GRI report.

COMMITMENT TO PATIENTS

Access to our medicines clearly favors people who live in affluent, developed societies. To help close that access gap, Novartis has developed programs to enhance access and affordability of treatments for diseases that are curable with modern medicines, but still continue to destroy lives. Responsibility must be shared, however, and each sphere of society has a role to play.

Novartis endorses the right to health. Our most important contribution to patients is providing medicines to treat and prevent disease, ease suffering and improve quality of life.

Discovery and development of new medicines at Novartis benefit from an ongoing dialogue with patient groups. “Many of us engage with patients or patientadvocacy groups,” says Professor Mark Fishman, M.D., President of the Novartis Institutes for Biomedical Research (NIBR) and member of the Executive Committee of Novartis. “And we bring in patient-advocacy groups as soon as we start thinking about a project.”

Under the leadership of Dr. Fishman, NIBR often tests new medicines in genetically well-defined diseases to provide the initial readout on safety and efficacy. Often these diseases are rare: ACZ885, a monoclonal antibody targeting interleukin-1-beta, was first tested in patients with Muckle-Wells syndrome, an inflammatory disorder that affects only a few hundred patients worldwide. Following the successful proof-of-concept study, ACZ885 has progressed steadily to an advanced stage of clinical testing as a treatment for Muckle-Wells syndrome.

Last year ACZ885 was designated an orphan medicinal product by the European Commission. That is a status, reserved for medicines used to treat rare diseases, that entitles the manufacturer to a period of market exclusivity. In all, nine Novartis medicines have been designated orphan products in Europe in the past five years.

Affordability and Access

Even the best medicines cannot help patients who do not adhere to treatment. According to a report by the World Health Organization, patient adherence to long-term therapy for chronic illnesses averages a mere 50% in developed countries and rates are even lower in developing countries. Non-adherence is a common problem in patients with high blood pressure; less than half of patients being treated take all of their prescribed medication.

Novartis has developed a broad array of programs aimed at enhancing affordability and access to treatment, as well as driving improved compliance.

In the US, more than 300 000 patients have enrolled in “BP Success Zone,” a patient-education program from Novartis to help people who have been prescribed Diovan reach the blood pressure goal set by their healthcare professional. The program includes a free-sample supply of Diovan plus a membership card good for discounts and other benefits. Novartis also offers to refund out-of-pocket costs for patients who fail to control their blood pressure after taking the maximum recommended dose of Diovan HCT for at least 30 days.

In Brazil, Novartis has introduced a customer-service card known as Vale Mais Saude (VMS) that offers patients discounts on the price of Novartis medicines when they fill their prescriptions at selected pharmacies. The program also includes educational material and reminder calls to refill prescriptions. Currently, 40 000 physicians and more than 700 000 patients in Brazil are enrolled in the VMS program. Data collected to date indicate that people participating in the VMS program have an average duration of treatment more than double that of people not enrolled in the program.

Money-back guarantees as part of patient-support programs offer an incentive for patients who lack prescription-drug coverage or live in less-affluent countries that often require patients to pay for their own medicines. In the US, for example, Novartis introduced a patient starter kit for Tyzeka, a new treatment for hepatitis B infection. As part of the program, eligible self-paying patients who take Tyzeka for six consecutive months and have detectable virus in their blood at week 24 will be reimbursed for their entire out-of-pocket drug costs.

Moreover, the efficacy demonstrated in clinical studies of Aclasta/Reclast, along with the guaranteed compliance of once-yearly administration, has enabled Novartis to develop innovative pricing models for the medicine. A once-yearly infusion represents a challenge for payors because of the one-time cost of Aclasta/Reclast, compared to oral daily, weekly or monthly treatments.

In Germany, Novartis has agreed to refund medication costs to health insurers in cases of treatment failure within one year. The money-back guarantee has had an added benefit for Novartis, speeding reimbursement negotiations for Aclasta/Reclast with German authorities.

Novel commercial models are likely to become increasingly common amid intense pressure on pricing from governments, insurers and other healthcare payors. “Payors obviously want fair value for their investment and if we offer them guaranteed value for their money, very often they will accept our prices,” says Joseph Jimenez, Head of the Pharmaceuticals Division and member of the Executive Committee of Novartis.

“I think you can offer an attractive proposition if you have differentiated products in a specialty category,” he adds. “We start to reflect on the payor’s value proposition very early in our development process and the end point is reflected in our clinical and marketing plans. This will become an integral part of our marketing strategy.”

Trusted Partner

Interaction with patient groups provides an important opportunity for the exchange of balanced, accurate and easy-to-understand scientific information about diseases and available treatments, as well as healthcare policies that affect patients. Novartis believes that it is important for patients to be able to communicate their views clearly and to build effective relationships with diverse stakeholders in the pursuit of superior access to healthcare. Stable links with patient groups enable Novartis to understand more intimately the needs of patients and how to best address such needs.

Patient groups seek financial support from a wide variety of sources and this funding sustains important activities enhancing the well-being of many people living with serious or debilitating medical conditions. Yet there is increasing public scrutiny of funding from industry and questions about whether such payments might compromise the independence of patient groups that receive them.

Both industry and patient groups have taken steps in recent years to ensure that interactions are fully transparent. In 2006, Novartis issued guidelines for interactions with patient groups worldwide to ensure all projects comply with the groups’ own by-laws and self-regulatory codes, as well as local laws and regulations.

Funding receives special attention in the new guidelines. Financial support from Novartis to a patient group must be in the form of a grant, donation, support of an educational program or other type of arm’s-length arrangement. Funding must be clearly documented by way of written agreements that set forth in detail all the rights and obligations of both parties.

Activities should be mutually beneficial and fall within the objectives of both organizations. For the long term, Novartis must not provide the majority of financial contributions to a patient group. And the guidelines call for particular attention when Novartis provides the only available treatment option for a specific disease or condition.

During 2007, Novartis posted on the company website the names of US and European patient groups that receive financial support. The initiative was part of a pilot program for public reporting of interactions with patient groups; this initial list of US and European patient groups will be updated annually. In addition, individual Novartis country organizations can list on national websites the names of patient organizations they support. For competitive reasons, Novartis does not disclose the amounts given to patient groups.

One recent example of mutually beneficial advocacy was the first audit of diabetes prevalence, costs and policies across the 25 European Union member states published two years ago. The audit was commissioned by the Federation of European Nurses in Diabetes (FEND) and the European arm of the International Diabetes Federation (IDF Europe), with financial support from Novartis.

FEND is a professional organization that promotes the delivery of evidence-based based care for people with diabetes throughout Europe. FEND also is an active advocacy group with the aim of influencing European healthcare policy relevant to diabetes care and research. IDF Europe is an affiliate of the umbrella organization that calls itself “the only global advocate for people with diabetes and their healthcare providers.” IDF encompasses almost 200 diabetes organizations in 150 countries.

The Diabetes EU 25 report provided empirical evidence that EU member states were not addressing the diabetes pandemic effectively. For example, only 11 of 25 member countries had a national framework or plan for diabetes in place. Moreover, the report underscored severe inequalities in standards of diabetes prevention, diagnosis and control across Europe, and concluded: “Patients are suffering needlessly as a result.”

The audit served as the basis for policy recommendations that FEND and IDF Europe presented at an EU healthcare summit held during the Austrian presidency. One compelling reason for member-state governments to take action, according to FEND and IDF Europe, was to contain the threat of a dramatic rise in costs of diabetes from an estimated 50 billion euros per year at that time. Sharing best practices could help reduce inequalities across the EU 25, the report asserted. The Austrian EU Presidency went on to declare type 2 diabetes a key health priority and call for urgent targeted action to address growing incidence and prevalence of the disease, as well as the rapid rise in direct and indirect costs of diabetes across the EU. FEND and IDF Europe had an opportunity to raise the profile of diabetes further at a similar health summit focusing on chronic diseases in July 2007, under the Portuguese EU Presidency.

“The EU 25 audit was a unique study of the status of diabetes in national health plans at that time. It highlighted those countries that have national plans and are implementing them, but also encouraged those countries that have not yet addressed diabetes as a priority to do so,” says Anne-Marie Felton, President of FEND and a key architect of the audit. “It isn’t sufficient to just have national plans. They have to be implemented and mechanisms to monitor implementation are another integral part of any national plan,” Ms. Felton adds.

“The audit provided FEND and IDF Europe, as advocacy organizations, with a means of holding Ministries of Health and politicians to account in their decision-making and ensuring that diabetes remains a priority.”

Importantly, the audit will be repeated during 2008 within the current 27 member states, as well as aspiring countries that plan to apply for EU membership. Underscoring its continued commitment to diabetes, Novartis will also be a major sponsor of the 2008 audit by providing an unrestricted educational grant. “Our hope is that this will become an ongoing and dynamic document,” Ms. Felton says.

There are still major gaps in data related to diabetes across the EU. “From the audit, we saw an interesting discrepancy in data from different entities within the same country,” she adds. “And one by-product is that governments are more willing to talk to patient organizations today, and wish to appear in a better light in future audits.”

Like representatives from other advocacy organizations, Ms. Felton welcomes clearer rules of engagement in interaction with Novartis. “It’s a delicate area because, on the one hand, none of us can do this on our own and we regard the pharmaceutical industry as a key stakeholder in prevention of diabetes and the fight against the complications of diabetes. But as an organization, FEND must be extremely careful to maintain our credibility and independence, and not fall within the control of industry.”

Closing the Access Gap

Major initiatives by Novartis target neglected diseases, ranging from malaria and leprosy to drug-resistant tuberculosis (TB). We provide medicine at no profit, or sometimes free, to patients in the developing world. We also offer discounts and support programs to patients in industrialized countries without medical insurance or other financial resources.

Since the year 2000, Novartis has provided free treatment for all leprosy patients worldwide in a pioneering collaboration with the WHO. In another partnership, with the WHO and the United Nations Children’s Fund, Novartis is providing the pioneering antimalarial medicine Coartem on a non-profit basis for public-sector use in developing countries.

Through the WHO, Novartis is providing fixed-combination tablets to treat 500 000 tuberculosis patients in the world’s poorest countries with Directly Observed Therapy Short-Course, or DOTS. The DOTS approach requires TB patients to swallow their medicines in the presence of a health worker or community volunteer. The spread of drug-resistant TB is one of the world’s most pressing public-health challenges and DOTS has emerged as the most effective form of treatment.

In addition to donations, Novartis is helping poor patients in the tropics benefit from the revolution in biomedical science and technology that underpins the Group’s commercial research.

The Novartis Institute for Tropical Diseases (NITD) was founded in 2002 as a state-of-the-art research facility focusing on scourges such as dengue fever and drug-resistant tuberculosis that take a daunting toll among patients in the developing world. Any therapies discovered at NITD will be made available to poor patients without profit.

The Singapore-based research center was envisaged as a scientific catalyst, rejuvenating interest in neglected tropical disorders while at the same time transplanting the special skills needed to translate basic science into actual drugs.

Dengue fever and drug-resistant TB were chosen as the initial targets for research at NITD after discussions with physicians, public-health officials and industry experts underscored the urgency of scientific advances in treatment of those diseases. “When we selected the first diseases for research, we wanted to choose disease areas where there was clear unmet medical need and insufficient resources allocated,” says Professor Paul Herrling, Ph.D., Chairman of NITD and Head of Corporate Research at Novartis.

That urgency also was reflected in the challenging objectives Prof. Herrling set for drug-discovery programs. By the end of 2008, NITD expects that at least two new compounds discovered at the institute will begin clinical testing.

NITD expanded its research operations to include malaria in 2006 under a five-year, USD 20 million collaboration funded by the Wellcome Trust, the Singapore Economic Development Board and Medicines for Malaria Venture (MMV). The malaria project has two unprecedented objectives: development of a single-dose cure for Plasmodium falciparum, the most dangerous form of malaria, as well as a curative modality for Plasmodium vivax, the most frequent and widely distributed form of malaria.

Eliminating Leprosy

The 17th International Leprosy Congress in Hyderabad, India, will be a landmark in the battle against neglected diseases. As a result of decades of concerted international action, the burden of leprosy has been greatly reduced, and Novartis, through the efforts of the Novartis Foundation for Sustainable Development, has been at the forefront of this public-health breakthrough.

The face of leprosy has changed dramatically thanks to the development of multi-drug therapy (MDT), a curative treatment, and its increasing availability to patients free of charge. Two of the three drugs used in multi-drug therapy, the treatment recommended by the WHO, were developed in the research laboratories of Novartis.

The commitment by the Novartis Foundation to provide MDT free of charge was made at a critical juncture in the effort to eliminate leprosy. Availability of free treatment is the cornerstone of the leprosy-elimination strategy and MDT donations by the Novartis Foundation have led to the cure of about 4.5 million patients so far, according to WHO estimates.

In 2005, Novartis decided to extend the MDT donation for an additional five-year period, until the end of 2010. Adequate supplies of free, high-quality MDT will help to ensure that the remaining endemic countries reach the elimination target and that other countries sustain the impressive progress made so far. Continued availability of MDT will be crucial in maintaining high coverage of leprosy services in the coming years to interrupt transmission of the disease.

As well as introducing the concept of social marketing to leprosy treatment — using marketing techniques to enhance social ends — the Novartis Foundation has made a significant contribution to simplifying the provision of disability-prevention services in communities. Many of the approaches devised under the Foundation’s Comprehensive Leprosy Care Project in India have now been incorporated into the disability-care packages of both the government and NGOs.

“Support from Novartis and its Foundation has helped change the face of leprosy, from one of disfigurement and despair to the promise of cure,” says Margaret Chan, M.D., Director General of the WHO.

“The development of high-quality drugs, and the decision to make these drugs available at no cost, are a model of corporate social responsibility. At least 4 million leprosy patients can thank this Foundation for their cure, and their freedom to live a normal and productive life. This is proof of the gains for sustainable development as we move toward a world that knows this ancient disease no more.”

Battling Malaria

For almost a decade, Novartis has led a revolution in the treatment of malaria. The main battleground is Africa, where malaria kills more than a million people every year, mainly pregnant women and children younger than five years of age.

“Malaria is more than an ordinary disease on this continent,” says the Honorable Richard Nduhura, Uganda’s Minister of State for Health. “It has major implications on all essential aspects of our life, as individuals, as families, as communities and as a nation.”

When Novartis joined the fight against malaria during the late 1990s, Africa was on the brink of a public-health disaster. Malaria parasites had developed resistance to the older antimalarial drugs, such as chloroquine, on which African countries relied for decades.

Working with partners in China, Novartis developed Coartem, the first of a new class of antimalarial medicines known as artemisinin-based combination therapy, or ACT. Coartem included a component used for centuries in traditional Chinese medicine to treat fever. A second antimalarial compound, working through a different mechanism of action, acts synergistically to eliminate remaining parasites that might have survived the initial assault.

To ensure broad access to Coartem, Novartis forged a partnership with the WHO to provide Coartem at no profit for use by public-health systems in developing countries. The exceptional efficacy of Coartem, combined with availability of international donor financing through the Global Fund to Fight HIV/AIDS, Tuberculosis and Malaria, pushed demand for the new drug higher than anyone could have imagined.

NOVARTIS ACCESS-TO-MEDICINE PROJECTS 2007

Project	Objective	Target region	Value (USD millions)	Patients
Malaria/WHO (1)	Provide Coartem at cost for public sector use	Africa, Asia, Latin America	190	64 800 000
Leprosy/WHO (2)	Eliminate leprosy by providing free medications to all patients worldwide with WHO, through 2010	Global	6	244 000
Tuberculosis (2)	Donation of fixed-dose combinations	Tanzania, Sri Lanka	3	112 000
Novartis Foundation for Sustainable Development(3)	Improve health and quality of life of poor people in developing countries through Think Tank, policy and project work	Developing countries	8	390 000
Novartis Institute for Tropical Diseases (NITD)(3)	Discover novel treatments and prevention methods for major tropical diseases; NITD discoveries to be available in poor endemic countries without profit	Developing countries	12	—
Patient Assistance Programs (PAP); excl. Gleevec/Glivec (2)	Assistance to patients experiencing financial hardship, without third-party insurance coverage for their medicines	US	113	106 000
Gleevec US PAP (2)	Within capability of Novartis, continue to ensure access for patients in the US who cannot afford the drug	US	56	3 000
Glivec Global PAP (2), (4)	Within capability of Novartis, continue to ensure access for patients outside the US who cannot afford the drug	Global (excluding US)	534	20 000
Together Rx Access	Discount program for the uninsured	US	1	12 000
Emergency relief & other product donations	Support to humanitarian organizations	Global	14	—
Total			937	65.7 million

(1)                                  During 2007, 64.8 million Coartem treatments reached patients based on a preliminary analysis of local distribution; Of these, 29 million treatments came from shipments completed in 2006, and 35.8 million from the total shipment of 66 million completed in 2007. The Value of the Coartem program in 2007 was calculated using the number of treatments shipped and the ex-factory price of Coartem to private-sector purchasers in malaria-endemic developing countries, minus payments to Novartis to cover costs under terms of the public-private partnership with WHO. These payments were received through WHO, UNICEF and other procurement agencies, acting on behalf of governments and other public sector institutions in developing countries eligible to receive Coartem at the “not-for-profit” price.

(2)                                  Ex-factory price to private market

(3)                                  Operating costs

(4)                                  Inclusive Shared Contribution Model as described on page 77

During 2007, 66 million treatment courses of Coartem were delivered to more than 30 countries across Africa. About 70% of treatments delivered were for children who account for the vast majority of deaths from malaria.

Cumulative deliveries of Coartem under the not-for-profit partnership with the WHO reached 142 million treatments, helping to save an estimated 450 000 lives. Production capacity for Coartem — if orders are placed in a timely manner — is currently 100 million treatments per annum.

The Novartis Foundation has agreed to donate Coartem in support of the Millennium Villages Project, an initiative aiming to help impoverished communities in rural Africa achieve the United Nations Millennium Development Goals and halve poverty by 2015. Along with Coartem donations, the Foundation is providing financial support to Ilolangulu village in Tanzania for a transition from subsistence farming to self-sustaining commercial activity.

With some of the most populous countries in Africa now rolling out Coartem, malaria experts are upbeat about the potential impact on public health. “We have the opportunity to use Coartem as an entry point for making the whole government healthcare sector work better, not only by managing sick patients, but also by streamlining distribution and maintaining supplies of drugs to ensure effective treatment at remote healthcare facilities,” says Robert W. Snow, Professor of Tropical Public Health at the University of Oxford and one of the world’s leading authorities on malaria.

During 2007, Novartis and partners completed clinical testing of a new dispersible formulation of Coartem, aiming to increase convenience of administration and improve palatability for young children. Dispersing Coartem in milk or water to drink promises to make dosing more reliable than the current practice of crushing adult tablets for use by children. And a new cherry flavor developed for the dispersible formulation masks the bitter taste that Coartem has in common with most other artemisinin-based antimalarial medicines.

Gleevec/Glivec Patient Assistance Programs

For the breakthrough anticancer therapy Gleevec/Glivec, Novartis maintains one of the most comprehensive patient-assistance programs yet implemented on a global scale in the field of cancer to help people who otherwise would not be able to afford treatment.

The Glivec International Patient Assistance Program (GIPAP) provides free Gleevec/Glivec as well as additional support to eligible patients in developing countries with minimal reimbursement capabilities. A separate patient-assistance program gives Gleevec/Glivec to patients in need in the US and Canada.

Eligible patients must be properly diagnosed with chronic myeloid leukemia (CML) or gastrointestinal stromal tumor (GIST); lack coverage by reimbursement or insurance; and have no other financial resources. GIPAP also provides information and referral assistance to patients, members of their families and caregivers.

GIPAP works through a global network of more than 900 qualified physicians. To date, more than 27 000 patients in more than 80 countries have received free treatment through GIPAP.

To ensure independence in evaluation and approval of eligible patients, the Max Foundation, a non-profit organization based in Seattle, Washington, serves as the main partner in the administration of GIPAP. In countries in which Novartis Oncology has no local representation, Novartis partners with Axios International, a consulting firm, to administer the GIPAP program.

Unlike traditional donation programs, GIPAP is based on a “patient-direct” model, facilitating delivery of Gleevec/Glivec to patients by their treating physician. Novartis has continued to explore new ways to maximize Glivec access by designing models built on public-private partnerships in which Novartis enlists governments and other third parties, including payors, as partners. Under shared-contribution models, Novartis is no longer the sole provider of therapy through a donation; rather, national healthcare systems or other payors assume portions of the cost of Glivec treatment.

COMMITMENT TO PATIENTS: TARGETS AND RESULTS FOR 2007 AND TARGETS FOR 2008

Stakeholder Engagement

Targets 2007	Results 2007	Targets 2008
Increase transparency in collaborations with patient-advocacy groups. Expand systematic stakeholder-engagement process.

Implemented new Novartis guidelines for interactions with patient groups. Continued training of business teams about how to work with patient groups, using patient-group leaders as coaches. Published names of all patient groups supported by Novartis in Europe and the United States on Novartis.com.

Embed concept of consulting with key patient groups in the development and marketing cycles of major brands and therapy areas. Increase involvement of Novartis in civil-society debate about access to medicines.

Access to medicine

Targets 2007	Results 2007	Targets 2008
Expand partnerships for Coartem distribution beyond World Health Organization. Establish research collaboration in malaria with Wellcome Trust.

Proportion of Coartem sales supplied through alternative providers such as UNICEF, Crown Agents, Mission Pharma, Médecins Sans Frontières and direct deliveries to countries increased to 51% in 2007. Following a grant from the Wellcome Trust, Medicines for
Malaria Venture and Singapore Economic Development Board, an NITD-led consortium initiated research to deliver lead compounds for a one-dose cure for Plasmodium falciparum and a curative modality for Plasmodium vivax.

Launch pediatric dispersible formulation of Coartem. Facilitate data collection and publication of studies showing health impact of Coartem use.

Novartis Institute for Tropical Diseases (New target)

Targets 2007	Results 2007	Targets 2008

Fully consolidate Institute’s new ventures — Eijkman Institute; Hasanuddin University Clinical Research Institute (NEHCRI); and malaria research — while continuing the build-up of the pipeline in dengue fever, tuberculosis and malaria. Maintain vigorous teaching and training activity, as well as high international scientific presence in tropical diseases research and development.

COMMITMENT TO PEOPLE AND COMMUNITIES

Novartis endeavors to promote the livelihoods of our associates and to be a good neighbor in the communities where we operate. Through our commitment to Diversity and Inclusion, we foster equality of opportunity, fairness and mutual respect. Global surveys last year underscored the high level of engagement among Novartis managers and associates worldwide.

Novartis has a profound impact on the lives of more than 98 000 associates from diverse cultural backgrounds, as well as their families and the communities in which they live.

Through our commitment to Diversity and Inclusion (D&I), we foster equality of opportunity, fairness and mutual respect. As a responsible and fair employer, Novartis is committed to paying living wages to all associates. We promote health and safety to protect associates and contractors against hazards, and provide our people with voluntary programs to maintain and improve their health.

Feedback from Associates

In March 2007, more than 40 000 associates in the Pharmaceuticals Division took part in a global survey that posed questions about how they perceive the company.

An exceptionally high response rate of 83% provided a solid foundation of data and underscored the high level of employee engagement around the globe. The survey showed that associates have a very favorable overall image of the company. Novartis ranked better than, or equal to, pharmaceutical industry benchmarks in 13 out of 15 categories.

“This is a milestone in terms of developing a better understanding of ourselves and how we compare with other pharmaceutical companies,” says Neil Anthony, Global Head Human Resources for the Pharmaceuticals Division. “It also gives us hard data that can be used as an internal benchmark to track progress in our efforts to evolve our corporate culture.”

The survey underscored five areas of particular strength at Novartis: clarity of strategic direction, performance focus, confidence in senior leadership and effective immediate managers, training and career development opportunities, and the Corporate Citizenship program.

Results of the Pharmaceuticals Division’s survey were mirrored by a parallel Global Leadership Survey of the top 400 managers across the Novartis Group that has been conducted every other year since 1999. The response rate for the 2007 Leadership Survey was 82%, matching the best participation to date.

Of senior managers polled, 95% said they believe the values and behaviors of the company are clear and 97% believe that Novartis operates with integrity in its external dealings. In addition, 94% answered that they have a clear understanding of the goals and objectives of the company as a whole while 92% feel that the organization treats associates with respect, regardless of their jobs. In these areas, Novartis ranks considerably above an external benchmark of senior leaders of 142 leading multinational companies in various industries.

Results among senior Novartis managers also surpassed the benchmark in attitudes toward personal engagement and empowerment, with 86% of respondents saying they can challenge “the usual way of doing things.” The survey showed an overall 77% satisfaction with the performance-management system, well ahead of the norm and an improvement from the most recent Global Leadership Survey in 2005.

“Strong leaders are a key success factor for Novartis,” says Juergen Brokatzky-Geiger, Ph.D., Head of Human Resources and member of the Executive Committee of Novartis. “They are the role models for our people and drive change.”

Diversity and Inclusion

In both the Global Leadership Survey and the Pharmaceuticals Division Employee Survey, diversity and inclusion received high marks, significantly above the external benchmarks. Novartis has set targets for continuing to build a highly diverse and talented workforce that represents and understands the needs of its diverse patients and customers. To support this objective, Novartis has created a Diversity and Inclusion Advisory Council (DIAC), comprising 10 members drawn from different countries, ethnic backgrounds and walks of life. DIAC members share a strong commitment and passion for diversity and inclusion in business, as well as all aspects of daily life.

“I have participated in meetings of the DIAC and I am very impressed by the quality and experience of this council,” says Daniel Vasella, M.D., Chairman and Chief Executive Officer of Novartis. “These are people who are all knowledgeable and very engaged in this field.”

The DIAC members include:

•                  Yasmin Alibhai-Brown, a journalist, author and television broadcaster born in Uganda and today a naturalized British citizen and resident of the UK

•                  Kurt April, Professor at the Graduate School of Business at the University of Cape Town, South Africa, where he lectures and researches in the fields of leadership, diversity and inclusion

•                  Juergen Brokatzky-Geiger, Head of Human Resources at Novartis and member of the Executive Committee of Novartis

•                  Ted Childs, former Vice President, Global Workforce Diversity at International Business Machines Corp., where he had worldwide responsibility for diversity programs and practices

•                  Ingrid Duplain, former Secretary to the Board of Directors of Novartis AG

•                  Manisha Girotra, Managing Director and Chair, India, for the Union Bank of Switzerland

•                  Sir Nicholas Scheele, former President and Chief Operating Officer for Ford Motor Co. and Chancellor, University of Warwick (UK)

•                  David Thomas (Chair), the H. Naylor Fitzhugh Professor of Business Administration at Harvard Graduate School of Business Administration, where he also holds the posts of Senior Associate Dean and Director of Faculty Recruiting

•                  Lan Yang, co-founder of Sun Media, one of China’s most prominent private media groups, and a leading television anchor and broadcaster in China

•                  Barbara W.K. Yee, Professor and Chair of the Department of Family and Consumer Science, College of Tropical Agriculture and Human Resources at the University of Hawaii at Manoa (See DIAC group photograph on page 84 and photo caption on page 254.)

The DIAC acts as an independent body of experts who advise Novartis Group companies on issues related to diversity and inclusion and best practices. The strategic aim of the council is to help Novartis strengthen its competitive advantage by being more adaptive, inclusive and creative in meeting the needs of patients, employees and other stakeholders. The DIAC seeks to increase awareness of, and sensitivity to, diversity while focusing on business success. In addition, it helps to identify challenges, barriers and opportunities in the advancement of diversity and inclusion at Novartis.

In addition to that strategic role, DIAC members play an active part in internal programs at Novartis. DIAC meetings offer the opportunity for associates to listen and interact with DIAC members through open-dialogue sessions.

To date, several thousand Novartis associates around the world have attended customized diversity and inclusion training to support their personal development. Diversity and inclusion champions have been appointed for country organizations and business units.

While the Pharmaceuticals Division has been a driving force in raising awareness of diversity and inclusion at Novartis, the Group also stepped up activity in other divisions and business units during 2007, according to Dr. Brokatzky-Geiger. “We have put networks in place to drive initiatives based on business needs in all divisions,” he says. “This is a crucial initiative for talent attraction and for mirroring the outside world within our global company.”

Community Partnership Day

More than 9 500 Novartis associates in more than 20 countries participated in the 11th annual Community Partnership Day on April 26, 2007. Novartis organizes Community Partnership Day to commemorate creation of the company in its present form in 1996. Associates engage in volunteer activities to benefit their local communities.

“It is an event that serves as a reminder of the values established at the creation of

FLUCTUATIONS 2007

Associates as of January 1, 2007	100 735	100%
Separations	-3 934	-4
Retirements	-781	-1
Resignations	-8 674	-9
External hirings	17 348	17
Effect of divestments/acquisitions, net	-6 494	-6
Associates as of December 31, 2007	98 200	97

Novartis and illustrates the commitments of associates to improving access to medicines, conducting business with integrity, protecting the environment and caring for the communities in which we live and work,” Dr. Vasella says.

In Italy, the motto for Community Partnership Day 2007 was “No one excluded.” Associates visited inmates at a prison near Milan, Italy, to demonstrate their commitment to overcome barriers and combat social exclusion.

In Thailand, Novartis associates focused on activities at a local temple, cleaning the temple yard, donating rabies vaccinations and using a Novartis Animal Health product to kill flies. In Bangladesh, associates continued a long-standing support program for a local school for under-privileged children.

In Venezuela, volunteer activities included maintaining emergency rooms in two public hospitals and reconditioning an orphanage. In the US, associates supported local non-profit organizations and assembled backpacks with school supplies for children infected with HIV/AIDS. Other associates collected coats for homeless people and business attire for low-income women seeking to re-enter the workforce.

Biocamp

The Novartis Biotechnology Leadership Camp - or Biocamp - is an increasingly popular initiative that gives talented students an opportunity to learn about career opportunities in the pharmaceutical and biotechnology industries, providing a point of reference in career planning. The initial Biocamp was held in Taiwan in 2004 and last year the program was expanded to Europe as well.

In August, a three-day European Biocamp at Novartis headquarters in Basel, Switzerland, attracted 40 participants. Half were from Switzerland and the remainder from eight other European countries, including the UK, Sweden, Turkey, Poland and Russia. “As a highly innovative company, we believe that research and know-how play an important part in the future success of Switzerland. It is important to attract the interest of promising young talents and show them career prospects in industry,” says Michael Pluess, Head Novartis Switzerland.

In October, 42 young researchers from 15 Asian and European countries assembled in Tokyo for the 2007 International Biocamp. Jointly hosted by the Japanese unit of Novartis and the Novartis Foundation Japan for the Promotion of Science, the three-day program included lectures by Professor H. Robert Horvitz of Massachusetts Institute of Technology, the 2002 Nobel laureate in Medicine, and other scientific luminaries.

Biocamp is open to university students in the natural sciences and business administration. Selection is based on the academic records of applicants as well as a motivation letter each applicant submits. While recruiting is not the primary purpose of Biocamp, there have been cases in which outstanding students have had the possibility of internships or job placements with Novartis.

Health and Safety of Associates

Ensuring a safe and healthy workplace for our associates is key to the success of Novartis. Rigorous technical standards are supplemented with regular training programs. Novartis encourages a positive, caring and cooperative working atmosphere and we regard the safety of all our associates as a priority that requires continuous attention.

During 2007, the lost-time accident rate for continuing operations declined to 0.41 per 200 000 hours worked from 0.45 the previous year. Underscoring the Group-wide emphasis on safety, 29 Novartis sites have had no accidents with lost time during four consecutive years. Associates at these sites have developed and fostered an excellent culture, demonstrating that our ultimate goal of zero accidents can become a reality for the entire Group.

Continuous improvement has been achieved through safety-awareness programs and actions implemented as a result of systematic investigations following accidents. Comprehensive follow-up of accidents has helped to reinforce the strong focus on safety throughout the Group.

There were no work related fatalities of Novartis associates in 2007.

ASSOCIATES BY REGION AND DIVISION AS OF DECEMBER 31, 2007 (1)

	US	Canada and Latin America	Europe	Africa/Asia/ Australia	Total
Pharmaceuticals	14 364	4 632	24 811	10 806	54 613
Vaccines and Diagnostics	1 021	6	3 572	211	4 810
Sandoz	1 368	2 532	14 848	4 339	23 087
Consumer Health	4 299	1 562	4 858	3 237	13 956
Corporate	679	32	851	172	1 734
Total	21 731	8 764	48 940	18 765	98 200

(1)   Full time equivalent positons

COMMITMENT TO PEOPLE AND COMMUNITIES: TARGETS AND RESULTS FOR 2007 AND TARGETS FOR 2008

Living Wages

Targets 2007	Results 2007	Targets 2008
Salaries of 21 associates to be increased in early 2007 as adjustment to Living Wage level of respective locations.	Salaries of 21 associates were adjusted to meet Living Wage levels in respective locations.	Continue to use established process for periodic updates of living-wage levels and adjustment of salaries of associates that are below those levels.

Global Employee Survey

Targets 2007	Results 2007	Targets 2008
Design and conduct annual employee climate survey for Novartis associates in all divisions.	Completed Global Leadership Survey across divisions. Completed annual survey for all Pharmaceuticals Division associates.	Plan an aligned approach for the Novartis Global Leadership survey and annual employee climate survey to allow synchronized implementation in 2009.

Diversity & Inclusion

Targets 2007	Results 2007	Targets 2008
Provide a systematic framework for Diversity & Inclusion. Define priorities, goals and actions for each division.

Established vision and strategy for Diversity & Inclusion and drafted business case for Group. Designed and implemented Diversity & Inclusion framework for Novartis. Each division has defined priorities, goals and actions, according to business needs.

Continue to use the DIAC (external Diversity & Inclusion Advisory Council) as implementation aid. Continue divisional and functional implementation, according to business needs.

Lost-Time Accident Rate(1) (LTAR)

Targets 2007	Results 2007	Targets 2008
Reduce to 0.42 by 2007	LTAR declined to 0.41.

In 2008, the Lost-Time Accident Rate will be replaced by the Lost-Time Injury and Illness Rate (LTIR), a measure of employment-related injuries and illnesses with lost time per 200 000 hours worked. The objective for 2008 is to reduce LTIR to 0.39.

(1) Accidents per 200 000 hours worked

COMMITMENT TO THE ENVIRONMENT

Three years ago, Novartis made a voluntary commitment to reduce on-site emissions of greenhouse gases (GHG) to the level prescribed in the Kyoto protocol. So far, improvements in energy efficiency and reduction of GHG emissions have exceeded expectations. Along with internal initiatives, Novartis is taking advantage of “carbon offset” options to achieve the emission-reduction target by 2012.

Sandoz, the generics Division of Novartis, is one of the world’s leading manufacturers of bulk antibiotics and filtration of culture broths piles up tons of biomass waste every month at fermentation plants in Germany, Austria and India.

Waste mycelium, the branching filaments in a fungus that account for most excess biomass, was traditionally dried and distributed for use as fertilizer. But recycled mycelium is also an ideal raw material for biogas, a source of renewable energy.

So the Sandoz plant in Frankfurt, Germany, pumps waste mycelium to a nearby site-service provider that generates biogas from the wastewater sludge. That biogas is then used to generate heat and steam in a combined heat and power plant, improving energy efficiency and saving 7 000 tons of annual emissions of greenhouse gases (GHG). Following that example, Sandoz facilities in Mahad, India, and Kundl, Austria, are planning their own programs to recycle mycelium waste.

In recent years, dozens of energy-efficiency projects have been launched at Novartis under a Group-wide campaign. For the period 2004-2006, Novartis set a target of improving energy efficiency by 2% per year, based on the Group’s 2003 performance. By 2006, energy efficiency had improved by 15%, exceeding the original objective and a new target was established calling for a further 10% improvement by 2010. Preliminary figures for 2007 show a robust 9% gain in energy efficiency versus 2006.

In 2005, Novartis made a voluntary commitment to reduce on-site GHG emissions from combustion and processes for the period 2008-2012 to the level prescribed in the Kyoto protocol, i.e. 5% below the 1990 level. That commitment strongly correlates with the targets that already had been set for energy efficiency.

Moreover, in 2006 Novartis set a target to reduce CO2 emissions from the vehicle fleet owned or leased by the company, another key source of GHG emissions. The Group plans to trim CO2 emissions from vehicles at least 10% by 2010 through the introduction of hybrid gasoline/electric cars in the US and increased use of diesel engines fitted with particulate filters in Europe.

Targets and Incentives

The energy-efficiency program incorporates a balance of targets and incentives to build pride in achieving challenging objectives, as well as maintain the commitment of associates at a high level. Increasingly, divisions and business units are appointing energy managers and energy advisors for their worldwide operations. Energy management tools and dedicated training programs are applied systematically, together with continuous monitoring of targets and performance.

Annual Energy Excellence Awards recognize outstanding examples of energy management and reductions of GHG emissions across the Novartis Group. Even more important, the awards underscore that energy efficiency is good business.

The 46 projects submitted for the 2007 Energy Excellence Award program will provide USD 40 million in net savings during the next five years. That figure is equivalent to 3% of projected worldwide energy costs at Novartis in the same period.

More than a third of the projects have a payback time of less than one year and more than half will repay their initial investment within three years. The majority of projects allows savings in the use of electricity or other purchased energy but 10 projects also help reduce use of fossil fuels for on-site energy generation.

“Compared to 2006, Novartis used less energy and reduced CO2 emissions for the first time,” says Keith Saveal, Head of Corporate Health, Safety and Environment at Novartis. “Given the growth in the business, this is a truly sustainable performance reflecting cumulative effects of the energy-efficiency program to date. It confirms that we’re on the right track.”

Reductions in GHG emissions also reflect increased use of renewable energy. Along with adoption of biofuels and organic-waste fuels, solar energy is being implemented in a number of energy-efficiency projects within Novartis. Bagasse, a sugar cane-based residue, is used for process steam generation in India. In another example, a wood-chip heating installation has been approved for a factory in Germany.

At the Rosia, Italy, production site of the Vaccines and Diagnostics Division, an ongoing energy-reduction program includes installation of photovoltaic and thermal solar panels on the roofs of existing buildings. With projected capacity of 300 Kilowatts, the solar panels will cover about 1% of the site’s total electricity consumption.

Carbon-Offset Projects

The challenging commitments to energy efficiency and reduction of GHG emissions set Novartis apart from many competitors. Less than a third of the world’s 500 largest companies by market capitalization have established a GHG emissions program with targets.

By the time Novartis announced its intention to lower GHG emissions in line with the Kyoto Protocol, strong net sales growth had pushed energy consumption well above the 1990 benchmark level. And projections for sustained net sales growth through 2012 indicate that GHG emissions must shrink by about 100 000 tons of CO2 each year to achieve the target. During 2007, Group-wide GHG emissions totaled 388 000 tons.

While the long-term goal is to lower GHG emissions through internal programs, additional measures will be needed to achieve the 2012 target. The Kyoto protocol includes carbon-offset options — such as the United Nations Clean Development Mechanism — that enable companies or countries to compensate for exceeding emission limits through offsetting investments, particularly in developing countries or emerging markets. Novartis has so far embarked on two external carbon-offset projects designed to fulfill requirements of the UN Clean Development Mechanism.

Land has been purchased in Latin America for afforestation of pasture land to sequester carbon. Plantations were started during 2007 and so far 785 hectares have been planted with approximately 600 000 saplings. Ultimately, the goal is to establish a sustainable forest with 75% local species. Certification by the Forest Stewardship Council is expected, and Novartis plans to register the project under the Clean Development Mechanism.

The second carbon-offset project is a jatropha plantation in Africa. Jatropha is a plant that can be used as a raw material for production of biofuel as well as electrical power. In a pilot phase, 350 hectares of jatropha have been planted at three locations. The jatropha plantation will also be submitted for registration under the UN Clean Development Mechanism.

Land-use carbon-offset projects have been relatively uncommon to date. But they are attractive to Novartis as platforms that can foster long-term economic growth for the local population, while also helping to meet the Group’s CO2 reduction target.

Building Energy Efficiency from the Outset

To hold GHG emissions in check, Novartis applies a proactive policy for capital investments associated with energy conservation. Pay-back periods up to the lifetime of the asset are allowed for projects that save energy. And for all investments or asset acquisitions exceeding CHF 20 000, a review of energy-usage implications by an energy expert is mandatory.

“We are still identifying low-hanging fruit,” Mr. Saveal says. “There is potential to improve energy efficiency at existing facilities, as well as in planning of new capital projects.”

New projects are a major focus because it is more effective to build in energy efficiency from the beginning than to revamp an existing system. For example, equipment installed at the headquarters buildings of the Novartis Institutes for Biomedical Research in Cambridge, Massachusetts, save GHG emissions of more than 3 000 tons of CO2 annually.

Combined heat and power plants (CHP) have become another key option as Novartis strives toward more efficient energy production and use. By generating electricity on site — where it is needed — CHP facilities help avoid transmission losses experienced by the distribution of electricity generated at power plants.

And by being close to the consumer, CHP facilities can also put heat to work that otherwise would be wasted. Overall efficiency of a CHP installation is about double that of a conventional plant and carbon savings of up to 45% can be achieved by operating a CHP plant rather than by separate heat and electricity supply.

An additional CHP plant began operations early last year at a new Novartis facility in Singapore, providing almost half the heat and electricity used by the site. By contrast, the Novartis production site in Ringaskiddy, Ireland, conducted a feasibility study but decided against construction of a CHP plant because there was insufficient demand for steam that would have been generated onsite.

Minimizing Environmental Impacts

Greenhouse-Gas Emissions

In terms of CO2 emissions from on-site-generated energy and purchased energy, 2007 was a sustainable year for Novartis.

Scope 1 emissions, which include combustion and manufacturing processes, declined to 388 000 tons in 2007 from 401 000 tons a year earlier. Scope 2 emissions, from purchased energy, fell to 866 000 tons from 873 000 tons the previous year.

Because of a substantial expansion of the Novartis vehicle fleet during 2007, emissions from vehicles edged up slightly, to 186 000 tons from 180 000 tons a year earlier. Nevertheless, Novartis still expects to achieve its target of reducing vehicle emissions by 10% in 2010, from the level in 2005.

GHG EMISSIONS 2003-2007 VERSUS TARGET PATH TO 2012
(Continuing Operations)
(in kilotons CO2)

Air Emissions

Volatile organic compounds (VOCs) are precursors for photochemical (tropospheric) ozone creation that leads in turn to smog and related detrimental effects on health and the environment. Halogenated VOCs can also contribute to the greenhouse effect.

Novartis emphasizes reductions in VOC emissions in operations worldwide and targets have been set for both halogenated and non-halogenated VOC emissions for the period 2005-08.

Novartis achieved a further reduction in emissions of halogenated volatile organic compounds in 2007 to 156 tons, beating the interim target of 160 tons set for that year. Due to significant lead times required to change production processes, however, the target of 30 tons originally set for 2008 is now seen as too ambitious. Halogenated VOC emissions are expected to remain unchanged during 2008 but Novartis is

NOVARTIS HEALTH, SAFETY AND ENVIRONMENT DATA 2007

	Group (1)		Pharmaceuticals		Research (2)		Vaccines and Diagnostics		Sandoz		Consumer Health*
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Associates
HSE Personnel [number of associates working at least 50% for HSE]	501	509	217	210	23	24	39	42	157	162	65	71
Health/safety
Lost-time accident rate [accidents per 200000 hours worked]	0.41	0.45	0.44	0.43	0.13	0.21	0.73	0.94	0.53	0.66	0.23	0.23
Production
Total production [1000 t = metric tons]	169	168	26	23	0	0	0.4	0.4	90	97	52	47
Resources
Water use [million m3]	82.8	84.5	21.2	19.6	1.1	1.2	1.1	0.8	56.7	60.5	2.6	2.4
Energy use [million GJ]	16.4	16.4	5.4	5.2	1.0	1.0	1.2	1.2	7.3	7.6	1.5	1.4
Emissions into water
Effluent discharge [million m3]	15.5	14.5	4.1	3.8	0.4	0.4	1.1	0.3	8.1	8.5	1.8	1.5
Chemical oxygen demand COD [1000 t]	3.98	3.80	0.95	0.75	0	0	0	0	2.83	2.78	0.20	0.27
Emissions into air
Sulfur dioxide, SO2 [t]	59	130	5	10	0	0	0	0	52	118	1	2
Nitrogen oxide NO2 [t]	330	334	136	135	9	8	17	21	147	139	22	31
Volatile organic compounds (VOC) halogenated [t]	156	161	12	6	0	0	0	0	144	154	0	0
Volatile organic compounds (VOC) non-halogenated [t]	1925	1583	474	430	1	1	6	10	1378	1086	66	55
Emissions CO2 / GHG
Scope 1, Combustion and process [1000 t]	388	401	149	146	12	11	27	30	177	190	24	24
Scope 1, Vehicles [1000 t]	186	180	133	129	0	0	1	1	30	27	18	18
Scope 2, From purchased energy [1000 t]	866	873	202	222	66	64	73	55	371	389	153	144
Waste
Non-hazardous operational waste [1000 t]	70	69	17.5	21.5	2.5	2.4	20.2	16.8	18.8	17.8	10.9	10.2
Hazardous operational waste [1000 t]	159	137	99.0	83.2	0.9	0.8	0.7	0.9	56.6	49.6	2.3	2.4
Debris, non-hazardous [1000 t]	109	119	83	93	0.1	1.8	2.6	4.5	23.3	20.0	0.4	0.3
Debris, hazardous [1000 t]	18.8	17.0	18.6	16.7	0	0	0.19	0.11	0.02	0.12	0	0
Hazardous operational waste landfilled [1000 t]	0.10	0.52	0.01	0	0	0	0.02	0.05	0.07	0.46	0	0

(1)   HSE data for Novartis Group and Consumer Health reflect continuing operations in 2006 and 2007 (excluding Medical Nutrition and Gerber, which were divested during 2007).

(2)   Research data includes NIBR and Corporate Research

The Reporting Process

The HSE Data Management System and data collection process are key elements of Corporate Citizenship Management at Novartis. The data describes our major material flows across company boundaries and environmental impacts originating from our own operations (Scope 1), as well as greenhouse gas emissions (GHG) from the generation of purchased energy (Scope 2). We do not monitor environmental impacts from the manufacture and delivery of purchased goods and services, nor the use of resources and other related emissions for activities outside company boundaries (Scope 3), such as GHG emissions from transportation by third parties.

HSE data is collected and reviewed on a quarterly basis. The 2007 environmental and resource data published in the Annual Report and on our website are actual data for the period from January through September and best estimates for the period October through December, which will be updated with actual data in the first quarter of 2008. Significant deviations will be reported on our website and restated in next year’s Annual Report. The Employees and Health/Safety data are actual from January through December 2007.

committed to further reductions once process improvements become feasible in future years.

Emissions of non-halogenated VOCs increased during 2007, to 1 925 tons from 1 583 tons a year earlier. The increase resulted from a substantial expansion of production processes requiring solvents. Still, a reduction of 13% in emissions of non-halogenated VOCs is targeted for 2008 and additional abatement measures will be implemented in coming years.

Water

With water becoming an increasingly precious commodity in many parts of the world, Novartis has set a medium-term target of increasing efficiency of water usage by 10% between 2005 and 2010. Results during the first two years of that period show a 25% improvement in efficiency, well beyond the target established.

Hazardous Waste to Landfills/Responsibility for Historical Landfills

The amount of hazardous waste disposed in landfills has been effectively minimized in recent years, from more than 6 000 tons in 2003. During 2007, the amount of hazardous operational waste disposed in landfills declined to 99 tons, from 520 tons the previous year. It is expected that in coming years virtually no hazardous waste will be disposed in landfills.

Separately, as a legacy of chemical operations of predecessor companies, Novartis shares a number of confirmed or potential environmental liabilities from contaminated sites and landfills that were created in various countries. During 2007, Novartis increased its provisions, excluding current liabilities, for worldwide environmental liabilities by USD 614 million following a review completed in 2007. This increase in corporate provisions includes the creation of a Swiss foundation to finance the Novartis-related share of any potential remediation costs for landfills in the Basel region (including Switzerland, France and Germany). Assessments are expected to be completed shortly in coordination with various governments that are responsible for the supervision and decision-making process for any remediation actions. This new foundation underscores the commitment of Novartis to sustainable and appropriate solutions.

Risk Management

The Novartis risk management process is designed to identify potential hazards and take action to reduce the risk of an event to an acceptable minimum level. Significant progress was made in 2007, as half of the risks could be removed from the 2006 Group Risk Portfolio.

Regular HSE audits are conducted to provide direct support and guidance to Novartis sites to identify and reduce or eliminate risks. Divisions control the implementation of the determined measures, which are also reviewed at a corporate level.

In terms of Business Continuity Management, Novartis prepares response plans for various incidents that could interrupt the supply of products to patients and customers. Necessary actions as well as resources needed are defined to enable the organization to manage all potential interruptions identified. Novartis utilizes multi-disciplinary teams to perform thorough process-risk analyses. This systematic approach is embedded in our management systems to ensure that risks are identified and remedial measures implemented to reduce risks to an acceptable level.

Fines and compliance

Minor violations, do occur from time to time. During 2007, Novartis paid a total of USD 10546 in fines for minor HSE violations at a number of sites.

HSE Reporting Principles

Global Reporting Initiative

Since 2004, Novartis has reported its HSE performance following the Guidelines for Sustainability Reporting of the Global Reporting Initiative (GRI). The Novartis GRI Report Index — along with a more detailed overview of our HSE performance — is available at: www.novartis.com

Reporting Entity

HSE performance data for 2007 were collected from the 196 reporting units of the continuing operations around the world, owned and managed by Novartis Group companies. This covers all sites with relevant HSE impacts, including all production, formulation and research and development sites as well as major headquarter offices. Hexal and Eon Labs, which were acquired in 2005, are now fully integrated in the Sandoz Division for all performance management indicators. The former Chiron sites, which were consolidated by Novartis under the new Vaccines and Diagnostics Division in 2006, are now also fully integrated in the Novartis HSE reporting process.

Reporting Scope

Novartis believes the performance data presented in this Annual Report and on the Novartis website represent a fair and balanced picture of the Novartis HSE performance. Performance Indicators follow GRI requirements for core environmental and social indicators.

ENERGY AND EMISSIONS IMPROVEMENTS: TARGETS AND RESULTS FOR 2007 AND TARGETS FOR 2008

Energy-efficiency improvement
Targets 2007	Results 2007	Targets 2008
10% by end 2010, based on 2006 data	9% improvement	10% by end 2010, based on 2006 data

Contact water-efficiency improvement
Targets 2007	Results 2007	Targets 2008
10% by end 2010, based on 2005 level	25% improvement	10% by end 2010, based on 2005 level

VOC emissions (halogenated)
Targets 2007	Results 2007	Targets 2008
Reduce to 160 tons by 2007	156 tons	Maintain 2007 target of 160 tons

VOC emissions (non-halogenated)
Targets 2007	Results 2007	Targets 2008
Reduce to 850 tons by 2007	1925 tons	Decrease to 1677 tons by 2008.

CO2 from vehicles
Targets 2007	Results 2007	Targets 2008
Decrease of 10% by end 2010, based on 2005 level	186 kilotons	Decrease 10% by end 2010, based on 2005 level

Scope 1 GHG emissions from operations
Targets 2007	Results 2007	Targets 2008
5% below 1990 level by 2008-2012	388 kilotons	Decrease 5% below 1990 level by 2008-2012

Hazardous waste to landfill
Targets 2007	Results 2007	Targets 2008
Reduce to 500 tons by 2007	99 tons	Decrease to zero tons by 2008

COMMITMENT TO ETHICAL BUSINESS CONDUCT

Novartis strives to maintain an open culture in which business activities are conducted with integrity in line with company values, standards and applicable laws. Our Integrity and Compliance program has evolved systematically during recent years to enhance support for managers worldwide and establish, promote and enforce standards of integrity and responsible decision-making.

In 2007, Novartis established a new Corporate Integrity and Compliance Department, reporting directly to Thomas Wellauer Ph.D., Head of Corporate Affairs and member of the Executive Committee of Novartis. Conducting business with integrity is not only the right thing to do but also drives performance by building a culture of integrity, managing risks, strengthening our reputation and fostering competitive advantage. In 2007, Novartis was ranked by Ethisphere Magazine as the top major pharmaceutical company in the “World’s Most Ethical Companies” survey.

The new department has developed and implemented a values-based Integrity and Compliance Program, supporting efforts by Novartis managers to establish, promote and enforce a culture of integrity. It goes beyond traditional compliance programs — which rely on standards, awareness training, monitoring and auditing — by also focusing on leadership, incentives, skills training and decision-making in order to foster responsible business conduct and innovation. In implementing this program, Novartis managers around the world are supported by 205 part-time and full-time Integrity and Compliance Officers in 98 country organizations. During 2007, the Vaccines & Diagnostics Division established an Integrity and Compliance function, with four professionals.

Establishing Integrity Standards

Over the years and with the acquisition of new entities, the number of internal policies and standards has naturally increased. A Policy Management Project was initiated in 2007 to ensure that our standards are clear and consistent, and provide adequate guidance to all associates.

A simplified framework of standards was also developed. “We have seen documents just adding up without being reviewed regularly to ensure that everything new made sense and was consistent with our values and principles of business conduct,” says Dan Ostergaard, Head of Integrity and Compliance at Novartis. “We need to ensure that our business-conduct standards support our associates and help them to make good decisions”.

Promoting Adherence

Novartis leaders have to take responsibility for Integrity and Compliance and demonstrate an appropriate tone. Therefore, business targets related to integrity form part of the annual objectives of senior management in country organizations.

Adherence to Novartis values and integrity standards forms an explicit part of terms of employment for 97% of our associates. In annual performance appraisals,

all employees are assessed not only on whether they achieve their business objectives, but also on the extent to which they do so by adhering to company values.

In 2007, Corporate Integrity and Compliance conducted three two-day regional workshops around the world with participation by more than 85 Integrity and Compliance Officers from the respective regions. The aim of these workshops is to share knowledge and to train Integrity and Compliance Officers through case studies to manage conflicts of interest and advise management about implementation of the Integrity and Compliance program.

Training related to our standards and relevant laws is mandatory for all associates, including members of the Executive Committee and the Board of Directors. E-learning courses in 14 languages were launched last year, covering topics from data protection and records management to insider trading and compliance with sales and marketing codes.

A total of 202 100 courses were completed globally, representing 151 575 hours of training. As of 2007, 94% of all associates had been trained on the Code of Conduct and 90% on Corporate Citizenship through the e-learning program.

New associates at Novartis receive training on the Code of Conduct shortly after joining the company. During 2007, 85% of new associates worldwide completed this training.

“We focus increasingly on skills training as well as awareness,” Mr. Ostergaard says. “Managers make decisions everyday, sometimes based on unclear facts. They are under pressure and they may find that local culture or competitors’ standards are different, or even in direct conflict, with Novartis values. We must continue to develop managers’ skills to deal with difficult dilemmas and, to that end, legal and ethical dimensions are an integral part of leadership-training programs at Novartis.”

Enforcing Standards

Ensuring effective implementation of our integrity standards is essential to sustain responsible business conduct. In all country organizations, processes are in place to manage certain risk areas and ensure that potential conflicts of interest as well as promotional activities are in line with Novartis standards and applicable laws.

Each year, Novartis managers confirm their understanding and adherence to the Code of Conduct and business-conduct standards. In 2007, confirmation was received from more than 27 000 Novartis managers. To evaluate implementation of our Integrity and Compliance Program, we developed a web-based monitoring tool that has been completed by 129 organizational units.

The Executive Committee of Novartis as well as local management teams worldwide are regularly updated about program activities, including training activities and cases of misconduct. This information is compiled into an annual report submitted to the Audit and Compliance Committee of the Board of Directors. Along with key achievements and challenges, this report addresses the implementation and effectiveness of our Integrity and Compliance Program.

There are occasions when our internal standards are disregarded and, as a result, our associates, our customers, our business and our reputation may suffer. Novartis associates are obliged to report actual or suspected incidents under a policy that guarantees non-retaliation and protection of identity when a person makes a report and during any subsequent action.

In 2005, the Business Practices Office (BPO), was created to consolidate responsibility for receiving reports and determining appropriate responses to the information received. All complaints are investigated and substantiated cases are referred to senior management for appropriate disciplinary action. To help associates report allegations of misconduct, “Integrity Telephone Lines” have been introduced in 70 countries, providing the option of reporting allegations in 51 languages. Confidential messages can be left for the BPO which endeavors to respond within 72 hours.

The BPO report for 2007 underscores the impact of that improved reporting infrastructure. The addition of permanent staff in Europe and North America has also enhanced the capability of the BPO to handle complaints from both Novartis associates and third parties.

During 2007, the BPO received 906 complaints. To date, 436 of the complaints reported last year have been fully investigated and 290 complaints fully or partly substantiated. Employment contracts of 168 associates were discontinued last year while 92 warning letters were issued and appropriate training undertaken to improve behavior.

Working with the Corporate Integrity and Compliance Department, the BPO conducts systematic reviews of relevant cases to ensure training programs address relevant trends and forms of misconduct identified by complaint investigations. Despite a rise in terminations last year, the rate of 9.0 reports of alleged misconduct per 1 000 associates at Novartis has increased as the program becomes embedded and compares favorably with benchmarks for the retail and financial-services industries, which receive, respectively, 12 and 14.5 misconduct reports per 1 000 employees.

The commitment to ethical business conduct at Novartis is enhanced as the BPO builds support among associates by conducting centralized, consistent and confidential investigations of complaints. In one example last year, a junior financial clerk in a European country alerted the BPO to the alleged failure of a manager to follow correct financial-reporting processes. The clerk was threatened with termination by the manager due to the report but the BPO’s investigation substantiated the complaint, corrected the financial reporting process, and the manager was terminated as a consequence of the threats directed against the junior employee.

Supply-Chain Initiatives

Novartis is a global company with operations in more than 140 countries and a network of more than 230 000 suppliers. Contributions of suppliers and other service providers are vital to our success.

In recent years, Novartis and other leading companies have placed increasing emphasis on implementing responsible business behaviors and practices across the supply chain, and establishing internationally recognized standards for working conditions, purchasing and contracting out operations to third parties. Raising ethical business standards throughout our sphere of influence is a core aim of our commitment to the UN Global Compact.

In 2003, Novartis issued a Third-Party Code of Conduct as well as an internal guideline for Third-Party Management, describing how suppliers and service providers are to be selected and monitored. The aim of the Third-Party Management guideline is to establish standards of business conduct, as set out in the Global Compact, to create better social, economic and environmental outcomes for all parties involved. To achieve these goals, Novartis gives preference to suppliers and service providers that share these values, and expects them to comply with minimum requirements concerning human rights, fair working conditions, efforts to combat corruption and protection of health, safety and the environment.

“Because Novartis operates all over the world, we are faced with differences in legal, social and cultural environments. Many of our business partners apply standards different from our own,” Dr. Wellauer says. “We expect business partners to adhere to all national and other applicable laws and regulations governing protection of the environment, occupational health and safety, and labor and employment practices wherever we do business. Beyond that, we work with our business partners toward achieving responsible business behaviors on a long-term and sustainable basis.”

During 2007, Novartis joined with other major pharmaceutical companies to develop a common framework for Third-Party Management called the Pharmaceutical Supply Chain Initiative (PSCI). The PSCI outlines principles for responsible business practices in the fields of ethics, labor, environment, health-and-safety and related management systems. Companies supporting the PSCI will integrate and apply the principles within their own supplier programs, making it easier for suppliers to focus on a common set of standards.

COMMITMENT TO RESPONSIBLE BUSINESS CONDUCT: TARGETS AND RESULTS FOR 2007 AND TARGETS FOR 2008

Management Framework
Targets 2007	Results 2007	Targets 2008
Revise Code of Conduct and policy framework for Corporate Citizenship. Integrate new Vaccines and Diagnostics Division into Corporate Citizenship (CC) management processes.

Draft of new Code of Conduct and policy framework developed. Vaccines and Diagnostics Division integrated into CC management process. Established new Corporate Integrity and Compliance function. Developed new Integrity and Compliance Program and tool for monitoring.

Implementation of new policy framework. Implementation of new Integrity and Compliance Program

Code of Conduct
Targets 2007	Results 2007	Targets 2008
Develop two new e-training courses. Improve face-to-face training program. Launch training for new managers.	Two courses developed. Started to integrate Code of Conduct topics into management training. Ready to launch training for new managers in Novartis Consumer Health Division.

Divisions and Corporate to implement two new e- learning courses with 90% completion. Further expand e-training to include refresher courses in addition to new courses. Develop skills training on Code of Conduct topics and integrate into management development program.

Fair Marketing Practices
Targets 2007	Results 2007	Targets 2008
Complete training of sales force at Sandoz. Ensure consistency with new IFPMA code in relevant businesses. Launch new guidance on grants in Pharmaceuticals Division.

Relevant associates in Sandoz sales force trained. Consistency ensured in relevant businesses. Guidance related to grants launched in Pharmaceuticals Division and relevant groups of associates trained.

Corporate Citizenship Guideline 3 to be revised. Train relevant Pharma associates on revised promotional practice code.

Third-Party Management
Targets 2007	Results 2007	Targets 2008
Targets for Class 3 and Class 2 suppliers unchanged. Improve internal processes to increase percentage of audits/self assessments completed. Implement corrective actions based on audit findings.

96 Class 3 third parties underwent site audits. No major issues were found from the audits. 135 Class 2 third-party questionnaires were received and assessed. Published internal training material in six different languages and conducted training workshops in eight countries on four continents with more than 350 associates participating.

Audit additional 250 third parties. Screen and assess additional 500 questionnaires from Class 2 third-party suppliers. Conduct training programs to further raise awareness within the company.

Product Stewardship
Targets 2007	Results 2007	Targets 2008
Develop key performance indicators for implementation of Product Stewardship board decisions. Implement real-time tracking tool for implementation and reporting. Improve alignment between divisions.

Key performance indicators and tracking tool developed and implemented by Pharmaceuticals Division. Product Stewardship efforts of divisions supported by new Product Stewardship Officer. Product Stewardship fully integrated into Enterprise Risk Management.

Continue support of anticipatory Product Stewardship.

Animal Welfare (New Target)
Targets 2007	Results 2007	Targets 2008

Integrate Novartis Vaccines Institute for Global Health and NIBR Shanghai site into Novartis Animal Welfare organization. Audit third-party facilities in countries with no, or weak, animal welfare legislation.

INDEPENDENT ASSURANCE REPORT ON THE NOVARTIS GROUP CORPORATE CITIZENSHIP REPORTING

To the Audit and Compliance Committee of Novartis AG, Basel: We have performed evidence-gathering procedures to provide limited assurance on the following aspects of Corporate Citizenship (CC) and Health, Safety and Environment (HSE) reporting of Novartis AG, Basel and its consolidated subsidiaries (the Group), all for the year ended December 31, 2007 (hereafter jointly referred to as the subject matter):

•	The management and reporting processes for CC across the Group, and the related 2007 CC key performance indicators on page 61 of the Novartis Annual Report (the Annual Report);

•	The “Novartis access-to-medicine projects 2007” figures on page 76 of the Annual Report;

•	The management and reporting processes for HSE across the Group, and the related HSE key figures “Novartis Health, Safety and Environment Data 2007” on page 92 of the Annual Report.

We have evaluated the subject matter against the following criteria: the CC Policy including the CC Guidelines and the Code of Conduct prepared by the Group, the CC and the compliance Annual Reporting guidance and the principles summarized in the section “HSE Reporting Principles” on page 93 of the Annual Report. The accuracy and completeness of CC and HSE indicators are subject to inherent limitations given their nature and methods for determining, calculating or estimating such data. Our Assurance Report should therefore be read in connection with Novartis AG, Basel’s internal guidelines, definitions and procedures established to prepare and report on its CC and HSE performance.

The Board of Directors of Novartis AG, Basel is responsible for both the subject matter and the evaluation criteria.

Our responsibility is to provide a conclusion on the subject matter based on our evidence-gathering procedures in accordance with the International Standard on Assurance Engagements (ISAE) 3000 “Assurance Engagements other than Audits or Reviews of Historical Information”, approved December 2003 by the International Auditing and Assurance Standards Board (IAASB).

We planned and performed our evidence-gathering procedures to obtain a basis for our conclusions in accordance with an ISAE 3000 limited assurance engagement. The evidence gathering procedures are more limited than for a reasonable assurance engagement. We have not performed an audit according to International Standards on Auditing. Accordingly, we do not express such an audit opinion.

Our evidence-gathering procedures included the following work:

•	Assessing how Novartis AG, Basel staff apply the internal criteria as mentioned before;

•

Interviewing personnel responsible for HSE and CC management and reporting including Integrity & Compliance framework and Human Resources CC reporting at Group level and in the different headquarters where our visits took place;

•

Visiting the Animal Health, Pharmaceuticals, Sandoz and Vaccines & Diagnostics global headquarters, selected country and business unit headquarters and specific sites in Austria, Germany, Italy, Japan, Slovenia, Switzerland, and the United States;

•

Performing tests on a sample basis of evidence supporting selected HSE parameters (for lost-time accident rate, hazardous wastes, water use, energy efficiency and CO2 emission) with regard to the reported data aggregation from the selected sites to Group level; and

•

Reading and performing tests on a sample basis of the relevant documentation including Group policies, management and reporting structures, documentation and systems in place to collect, analyze and aggregate key figures reported for CC, HSE and access-to-medicine.

Based on our work described and the criteria detailed in this Assurance Report, nothing has come to our attention that causes us to believe that management assertions on the subject matter defined above are materially misstated. Additionally, nothing has come to our attention that causes us to believe that the management and reporting processes as defined under subject matter above are not functioning as designed, in all material respects.

From our work, we have provided the following recommendations to the management, which have been agreed:

•

Ensure that the CC governance structure will be strengthened in 2008, in particular with respect to CC strategy and implementation and that the results of the CC strategy review will be considered in the future business direction of Novartis.

•

Corporate HSE culture has been adopted smoothly by organizational units which joined Novartis relatively recently (e.g. Chiron, Hexal), although all sites should further improve accuracy of health related figures by following the defined requirements.

PricewaterhouseCoopers AG

Dr. Thomas Scheiwiller	Thomas Frei

Basel, January 16, 2008

Corporate Governance

COMMITMENT TO CORPORATE GOVERNANCE

CORPORATE GOVERNANCE AT NOVARTIS

Novartis is fully committed to good corporate governance.

Introduction

The corporate governance framework of Novartis determines the management structure, organization and processes within the Group. Its purpose is to support the creation of sustainable long-term value for shareholders, aiming to foster controlled and transparent entrepreneurship, align the interests of Novartis managers and shareholders and allow for efficient decision-making focused on the Group’s long-term success.

Standards Applicable to Novartis

Laws and Regulations

Novartis is subject to the laws of Switzerland, in particular Swiss company and securities laws, and to the securities laws of the United States as applicable to foreign private issuers of securities.

In addition, Novartis is subject to the rules of the Swiss Stock Exchange (SWX Swiss Exchange), including the Directive on Information relating to Corporate Governance.

Novartis is also subject to the rules of the New York Stock Exchange (NYSE) as applicable to foreign private issuers of securities.

The NYSE requires Novartis to describe any material ways in which its corporate governance differs from that of domestic US companies listed on the NYSE. Different from US law, shareholders do not receive written reports from committees of the Board of Directors; in addition, the Group’s external auditors are appointed by shareholders at the Annual General Meeting, as opposed to being appointed by the Audit and Compliance Committee.

Swiss Code of Best Practice for Corporate Governance

Novartis applies the Swiss Code of Best Practice for Corporate Governance, as amended, effective January 1, 2008.

Novartis Corporate Governance Standards

Novartis has incorporated the corporate governance standards described above into the Articles of Incorporation and the Regulations of the Board of Directors, its Committees and the Executive Committee of Novartis AG.

The Corporate Governance and Nomination Committee regularly reviews these standards and principles in light of prevailing best practices and makes recommendations for improvements for consideration by the full Board of Directors (Board).

Additional corporate governance information can be found on the Novartis website:

www.novartis.com/investors/en/corporate_governance

Printed copies of the Novartis Articles of Incorporation, Regulations of the Board and Charters of Board committees can be obtained by writing to: Novartis AG, Attn: Corporate Secretary, CH-4056 Basel, Switzerland.

Group Structure

Novartis AG and Group Companies

The registered domicile of Novartis AG is Lichtstrasse 35, CH-4056 Basel, Switzerland.

Business operations are conducted through Novartis Group companies. Novartis AG, a holding company organized under Swiss law, owns directly or indirectly all companies worldwide belonging to the Novartis Group. Except as described below, the shares of these companies are not publicly traded. The most important Novartis subsidiaries and associated companies are listed in Note 32 to the Group’s consolidated financial statements.

Divisions

The Novartis Group conducts its business through four Divisions: Pharmaceuticals, Vaccines and Diagnostics, Sandoz and Consumer Health.

Majority Holdings in Publicly Traded Group Companies

The shares of Idenix Pharmaceuticals, Inc. and Novartis India Limited are publicly traded. Novartis owns:

•          55.7% of Idenix Pharmaceuticals, Inc. The shares of Idenix Pharmaceuticals are listed for trading on NASDAQ (Valor No. 1630029, ISIN US45166R2040, symbol: IDIX).

•          51% of Novartis India Limited. The remaining shares are registered for trading on the Bombay Stock Exchange (ISIN INE234A01025, symbol: HCBA).

Significant Minority Holdings in Publicly Traded Companies

Novartis AG holds 33.3% of the bearer shares of Roche Holding AG, registered in Basel, Switzerland, and listed on the SWX Swiss Exchange (bearer shares: Valor No. 1203211, ISIN CH0012032113, symbol: RO). The market value of the Group’s interest in Roche Holding AG, as of December 31, 2007, was USD 10 billion. Novartis does not exercise control over Roche, which is independently governed, managed and operated.

Shareholders of Novartis AG

Significant Shareholders

As of December 31, 2007, Novartis had more than 150 000 registered shareholders. According to the share register, the largest registered shareholders were:

•                  The Novartis Foundation for Employee Participation, registered in Basel, Switzerland (holding 3.6% of the share capital) and

•                  Emasan AG, registered in Basel, Switzerland (holding 3.2%).

In addition:

•                  Mellon Bank, Everett, Massachusetts (holding 2.3%); Nortrust Nominees, London (holding 2.4%); and JPMorgan Chase Bank, New York (holding 7.6%) held registered shares as nominees.

•                  JPMorgan Chase Bank, as depositary for the shares represented by American Depositary Shares, was the registered holder of 12.4% of the share capital.

As of December 31, 2007, no other shareholder was registered as owner of more than 2% of the registered share capital. Novartis has not entered into any agreement with any shareholder regarding the voting or holding of Novartis shares.

Cross Shareholdings

Novartis has no cross shareholdings in excess of either 5% of capital or 5% of voting rights in any other company.

Distribution of Novartis Shares

At December 31, 2007 Number of Shares Held	Number of Registered Shareholders	% of Registered Share Capital
1-100	18 148	0.04
101-1 000	90 420	1.48
1 001-10 000	40 583	4.12
10 001-100 000	3 948	3.80
100 001-1 000 000	507	5.71
1 000 001-5 000 000	79	6.28
5 000 001 or more	41	56.76
Total registered shares	153 726	78.19
Unregistered shares		21.81
Total		100.00

Shareholders by Type and Geographic Region

At December 31, 2007	Shareholders in %	Shares in %
Individual shareholders	74.86	9.90
Legal entities	3.21	32.36
Nominees, fiduciaries	0.12	35.93
Unregistered shares	21.81	21.81
Total	100.00	100.00

Switzerland	69.80	40.05
Europe	7.29	7.72
US	0.40	29.18
Other countries	0.70	1.24
Unregistered shares	21.81	21.81
Total	100.00	100.00

Capital Structure

Share Capital of Novartis AG

The share capital of Novartis AG is CHF 1 364 485 500, fully paid-in and divided into 2 728 971 000 registered shares of CHF 0.50 nominal value each. Novartis has neither authorized nor conditional capital. There are no preferential voting shares. All shares have equal voting rights. No participation certificates, nonvoting equity securities (Genussscheine) or profit-sharing certificates have been issued.

Novartis shares are listed on the SWX Swiss Exchange and traded on virt-x (Valor No. 001200526, ISIN CH0012005267, symbol: NOVN.VX) as well as on the NYSE in the form of American Depositary Shares (ADS) (Valor No. 567514, ISIN US66987V1098, symbol: NVS).

Share Repurchase Programs

Novartis began repurchasing its shares in 1999. Since then, five share repurchase programs have been completed with the repurchase of shares worth CHF 19 billion. Shares repurchased under the first program were not cancelled. However, shares repurchased under the second, third and part of the fourth program were can-celled. In 2007, 22.2 million shares were repurchased to complete the fourth program, as well as 63.1 million shares to complete the fifth program. The cancellation of these shares will be proposed at the Annual General Meeting in February 2008, along with a corresponding reduction in the share capital.

Changes in Share Capital

Novartis has not increased its share capital during the last three years. As part of various share repurchase programs, Novartis has reduced its share capital as follows:

Capital Reductions

Year of Reduction	Number of Shares Cancelled	Amount of Capital Reduced in CHF
2005	38 039 000	19 019 500
2006	10 200 000	5 100 000
2007	0	0

A table with additional information on changes in the Novartis share capital structure in the last two years can be found in Note 5 to the financial statements of Novartis AG.

Convertible or Exchangeable Securities

Novartis has not issued convertible or exchangeable bonds, warrants, options or other securities granting rights to Novartis shares, other than securities granted to associates as a component of compensation.

Shareholder Rights

One Share, One Vote

Each registered share entitles the holder to one vote at General Meetings.

Other Shareholder Rights

Shareholders representing at least 10% of the share capital may request that an extraordinary General Meeting of shareholders be convened. Shareholders representing shares with an aggregate nominal value of at least CHF 1 000 000 may request that an item be included in the agenda of a General Meeting of shareholders. Such requests must be made in writing at least 45 days before the date of the General Meeting, specify the item to be included in the agenda and contain the proposal on which the shareholder requests a vote.

Shareholders have the right to receive dividends, appoint a proxy and hold such other rights as are granted under the Swiss Code of Obligations.

Registration as Shareholder

No restrictions apply on the transferability of Novartis shares. However, only shareholders registered in the Novartis share register may exercise their voting rights. In order to be registered, a shareholder must declare that he or she acquired the shares in his or her own name and for his or her own account.

Restriction on Registration with the Right to Vote

The Articles of Incorporation provide that no shareholder shall be registered with the right to vote shares composing more than 2% of the Novartis registered share capital. The Board may, upon request, grant an exemption from this restriction. Exemptions are in force for the two largest shareholders, the Novartis Foundation for Employee Participation and Emasan AG. In 2007, no other exemptions were requested.

Given that shareholder representation at General Meetings has traditionally been low, Novartis considers the restriction on registration necessary to prevent a minority shareholder from dominating a General Meeting.

Restriction on Registration of Nominees

The Articles of Incorporation provide that no nominee shall be registered with the right to vote shares composing 0.5% or more of the Novartis registered share capital. The Board may, upon request, grant an exemption from this restriction if the nominee discloses the names, addresses and the number of shares of the persons for whose account it holds 0.5% or more of the registered share capital.

Removal of Restrictions on Registration

The restrictions on registration contained in the Articles of Incorporation may only be removed by a resolution of the General Meeting of shareholders, with approval of at least two-thirds of the votes represented at the meeting.

American Depositary Share Holders

The same restrictions apply to holders of American Depositary Shares (ADS) as those holding Novartis shares (i.e. the right to vote up to 2% of the Novartis registered share capital - unless other wise granted an exemption by the Board - and disclosure requirement for nominees, as described above).

ADS holders may vote by instructing JPMorgan Chase Bank, the ADS depositary bank, to exercise the voting rights attached to the registered shares underlying the ADSs. JPMorgan Chase Bank exercises the voting rights for registered shares underlying ADSs for which no voting instructions have been given by providing a discretionary proxy to the independent proxy appointed by Novartis pursuant to Swiss law.

Circumvention of Restrictions on Registration

Shareholders, ADS holders or nominees that are linked to each other or act in concert to circumvent the restrictions on registration are treated as one single person or nominee for purposes of the restrictions on registration.

No Restriction on Trading of Shares

Although no changes will be made to the share register kept by Novartis or the ADS register kept by JPMorgan Chase Bank from the respective record dates for shares and ADSs until after the General Meeting, the registration of shareholders does not affect the transferability of shares or ADSs. No trading restriction exists for registered shares or ADSs imposed by Novartis before, during or after a General Meeting.

Resolutions and Elections at General Meetings

The General Meeting passes resolutions and elections with the absolute majority of the votes represented at the meeting. However, under the Articles of Incorporation, the approval of two-thirds of the votes represented is required for:

•                  An alteration of the purpose of Novartis AG;

•                  The creation of shares with increased voting power;

•                  An implementation of restrictions on the transfer of registered shares and the removal of such restrictions;

•                  An authorized or conditional increase of the share capital;

•                  An increase of the share capital out of equity, by contribution in kind, for the purpose of an acquisition of property, or the grant of special rights;

•                  A restriction or suspension of rights of options to subscribe;

•                  A change of location of the registered office of Novartis AG; or

•                  The dissolution of Novartis AG without liquidation.

Change-of-Control Provisions

No Opting Up, No Opting Out

The Swiss Stock Exchange Act provides that anyone who, directly, indirectly or acting in concert with third parties, acquires equity securities exceeding 331/3% of the voting rights of a company — whether or not such rights are exercisable — is required to make an offer to acquire all listed equity securities of that company. A company may raise this threshold to 49% of the voting rights (“opting up”) or may, under certain circumstances, waive the threshold (“opting out”). Novartis has not adopted any such measures.

Change-of-Control Clauses in Employment Contracts

Please see under Remuneration Report — Contracts with Members of the Executive Committee.

Board of Directors

Composition of the Board of Directors as of January 1, 2008

	Age	Board Member Since	Term Expires
Daniel Vasella	54	1996	2010
Ulrich Lehner	61	2002	2008
Hans-Joerg Rudloff	67	1996	2010
Peter Burckhardt	68	1996	2008
Srikant Datar	54	2003	2009
William W. George	65	1999	2009
Alexandre F. Jetzer	66	1996	2008
Pierre Landolt	60	1996	2008
Andreas von Planta	52	2006	2009
Wendelin Wiedeking	55	2003	2009
Marjorie M. Yang	55	2008	2010
Rolf M. Zinkernagel	63	1999	2009

Birgit Breuel retired from the Board effective March 6, 2007. Marjorie M. Yang was elected at the Annual General Meeting of March 6, 2007, with a term of office beginning on January 1, 2008.

Independence of Directors

The independence of Directors is a key corporate governance issue. Accordingly, Novartis established independence criteria that are intended to reflect international best-practice standards. These independence criteria (last revised on October 17, 2007) can be found on the Novartis website:

www.novartis.com/investors/governance-documents.shtml

The Corporate Governance and Nomination Committee annually submits to the Board a proposal concerning the determination of the independence of each Director. For this assessment, the Committee considers all relevant facts and circumstances of which it is aware.

In its meeting on December 12, 2007, the Board determined that all of its members, except for Daniel Vasella and Alexandre F. Jetzer, are independent.

Daniel Vasella, the Chief Executive Officer, is the only Director that is also an executive of Novartis. Alexandre F. Jetzer acts for Novartis under a consultancy agreement to support various government relations activities of Novartis.

The Board has delegated Rolf M. Zinkernagel, who won a Nobel Prize for Medicine in 1996, to the Scientific Advisory Board of the Novartis Institute for Tropical Diseases (NITD) and to the Board of Directors of the Genomics Institute of the Novartis Research

Foundation (GNF). The Board concluded that these activities are supervisory, and not consultancy, in nature and therefore do not affect his independence as Director.

Election and Term of Office

All Directors are elected individually.

Directors are elected to terms of office of three years or less by the shareholders at Annual General Meetings. The terms of office among Directors are to be coordinated so that approximately one-third of all Directors are subject each year to re-election or election. Under Swiss law, a General Meeting of shareholders is entitled to remove any Director at any time, regardless of his or her remaining term of office.

The average tenure of Directors is eight years and the average age is 60. In principle, a Director must retire after reaching age 70. Under certain circumstances, shareholders may grant an exemption from this rule and re-elect a Director for additional terms of office of no more than three years at a time.

Chairman and Chief Executive Officer

The Board regularly reviews the position of the Chairman and Chief Executive Officer. Presently, the Board is of the firm opinion that it is in the best interest of Novartis and its shareholders that Daniel Vasella serves as Chairman and Chief Executive Officer of the Group.

A number of leading corporate governance codes recognize that the combination of the chairman and chief executive officer roles can be advantageous for a company if combined with an appropriate set of checks and balances. These checks and balances include an independent Lead Director, a majority of independent Directors, regular private meetings of the independent Directors chaired by the Lead Director and separate Board committees (Corporate Governance and Nomination Committee, Audit and Compliance Committee and Compensation Committee) that all are composed exclusively of independent Directors. Novartis has instituted all of these checks and balances.

Lead Director

In 2006, the Board appointed Ulrich Lehner as Lead Director. His responsibilities include ensuring an orderly evaluation of the performance of the Chairman and Chief Executive Officer, chairing the Board’s private sessions (i.e., meetings of the independent Directors) and leading the independent Directors in the event of a crisis or in matters requiring their separate consideration or decision. The Lead Director is also a member of all Board committees.

In 2007, the independent Directors held two private sessions chaired by the Lead Director.

Role and Functioning of the Board

The Board holds the ultimate decision-making authority for Novartis AG in all matters, except for those decisions reserved by law for shareholders.

The Chairman sets the agendas of Board meetings. Any Director may request a Board meeting or the inclusion of an item on the agenda. Directors are provided, in advance of Board meetings, with materials intended to prepare them to discuss the items on the agenda. Decisions are made by the Board as a whole, with the support of its four committees (Chairman’s Committee, Compensation Committee, Audit and Compliance Committee, and Corporate Governance and Nomination Committee).

The primary functions of the Board include:

•                  Providing the strategic direction of the Group;

•                  Determining the organizational structure and the manner of governance of the Group;

•                  Supervising the business operations overall;

•                  Approving major acquisitions or divestments;

•                  Structuring the accounting system, financial controls and financial planning;

•                  Reviewing and approving the annual financial statements and results release of Novartis AG and the Group;

•                  Appointing and dismissing members of the Executive Committee, the Head of Internal Audit and other key executives;

•                  Promulgating and overseeing compliance with fundamental corporate policies, in particular on financial matters, corporate governance and citizenship, personnel and environmental matters;

•                  Preparing matters to be presented at General Meetings, including Novartis AG’s financial statements and the consolidated financial statements for the Group;

•                  Regularly evaluating the performance of the Chairman and Chief Executive Officer and reviewing the performance of the members of the Executive Committee; and

•                  Performing an annual self-evaluation.

These details are regulated in the Regulations of the Board of Directors, its Committees and the Executive Committee of Novartis AG (Board Regulations), which are published on the Novartis website: www.novartis.com/investors/en/corporate_governance

Role and Functioning of the Board Committees

Each Board committee has a written charter outlining its duties and responsibilities and is led by a Chair elected by the Board. The

Board committees meet regularly to consider the items on the agenda determined by the Chair. Board committee members are provided, in advance of meetings, with materials intended to prepare them to discuss the items on the agenda.

The Chairman’s Committee

The Chairman’s Committee is composed of four Directors. This Committee makes decisions on financial and other matters delegated by the Board to the Chairman’s Committee in accordance with the Board Regulations. In addition, in urgent cases, the Chairman’s Committee also makes decisions and takes preliminary actions on behalf of the Board.

The Committee’s charter is published on the Novartis website:

www.novartis.com/investors/en/corporate_governance

The Compensation Committee

The Compensation Committee is composed of three independent Directors. This Committee reviews Group-wide compensation policies and programs, including share option programs and other incentive-based compensation, for approval by the Board. The Compensation Committee advises the Board on the compensation of Non-Executive Directors, decides on the compensation of the Chairman and Chief Executive Officer, the members of the Executive Committee and other key executive officers, and approves the employment contracts of these executives. The Compensation Committee has the authority to retain external compensation consultants and other advisors.

The Charter of the Compensation Committee is published on the Novartis website:

www.novartis.com/investors/en/corporate_governance

The Audit and Compliance Committee

The Audit and Compliance Committee is composed of five independent Directors. This Committee has determined that Ulrich Lehner, Srikant Datar and Hans-Joerg Rudloff each possess specific accounting and financial management expertise and that each is an Audit Committee Financial Expert as defined by the US Securities and Exchange Commission (SEC). The Board has also determined that other members of the Audit and Compliance Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

The Audit and Compliance Committee’s main duties include:

•                  Evaluating and selecting the external auditors to be nominated for election at the Annual General Meeting;

•                  Reviewing the external auditors’ terms of engagement;

•                  Determining the scope and the review of the results of external and internal audits;

•                  Reviewing (together with the Group’s external and internal

BOARD AND COMMITTEES — ATTENDANCE, NUMBER AND DURATION OF MEETINGS IN 2007

	Full Board		Chairman’s Committee		Compensation Committee		Audit and Compliance Committee		Corporate Governance and Nomination Committee
Number of meetings in 2007	10		9		6		7		3
Approximate duration of each meeting (hours)	6		2		2		3		2
Daniel Vasella	10	(1)	9	(1)
Ulrich Lehner	10		8		6		6	(1)	3
Hans-Joerg Rudloff	10		9		6	(1)	6		2	(2)
Birgit Breuel (3)	0						2
Peter Burckhardt	10						4	(4)
Srikant Datar	10						7
William W. George	10		9		6				3	(1)
Alexandre F. Jetzer	10
Pierre Landolt	10								3
Andreas von Planta	10						7
Wendelin Wiedeking	8
Rolf M. Zinkernagel	10								3

(1)  Chair

(2)  Until November 2007

(3)  Until March 6, 2007

(4)  Since March 2007

auditors and financial and accounting management) whether the accounting policies and financial controls are appropriate, effective and compliant with the applicable accounting standards;

•                  Reviewing and approving the quarterly financial statements of the Group for the first three quarters of each year and the corresponding financial results releases;

•                  Reviewing internal control and compliance processes and procedures, including those for the management of business risks; and

•                  Reviewing processes and procedures to ensure compliance with laws and internal regulations.

The Charter of the Audit and Compliance Committee is published on the Novartis website:

www.novartis.com/investors/en/corporate_governance

The Corporate Governance and Nomination Committee

The Corporate Governance and Nomination Committee is composed of five independent Directors. This Committee develops corporate governance principles and recommends these to the Board for approval. Its duties include regular reviews of the Articles of Incorporation with a view to reinforcing shareholder rights, and of the composition and size of the Board and its committees. The Corporate Governance and Nomination Committee annually reviews the independence status of each Director. In addition, the Corporate Governance and Nomination Committee identifies candidates for election as Directors.

The Charter of the Corporate Governance and Nomination Committee is published on the Novartis website:

www.novartis.com/investors/en/corporate_governance

Information and Control Systems of the Board vis-à-vis Management

The Board

The Board ensures that it receives sufficient information from the Executive Committee to perform its supervisory duty and to make decisions that are reserved for the Board. The authority of the Board to determine the compensation of the members of the Executive Committee is an important element to ensure the alignment of Executive Committee members with the interests of Novartis and its shareholders.

The Board obtains the information required to perform its duties through several means:

•                  Since the Chairman is also the Chief Executive Officer of Novartis, who heads the meetings of the Executive Committee, he is fully informed on all current developments;

•                  The Chairman and Chief Executive Officer informs all Directors regularly about current developments, including by regularly submitting written reports;

•                  The minutes of Committee meetings are made available to the Directors;

•                  Informal teleconferences are held as required between Directors and the Chairman and Chief Executive Officer or the Lead Director;

•                  A session is held at each Board meeting with all members of the Executive Committee;

•                  The Board is updated in detail by each Division Head on a quarterly basis;

•                  By invitation, members of management are invited to attend Board meetings to report on areas of the business within their responsibility; and

•                  Directors are entitled to request information from members of the Executive Committee or any other Novartis associate, and may also visit any Novartis site.

Board Committees

Board committees regularly meet with management and, at times, outside consultants to review the business, better understand applicable laws and policies affecting the Group and support management in meeting the requirements and expectations of stakeholders.

In particular, the Chief Financial Officer and representative of the external auditors are invited to meetings of the Audit and Compliance Committee. Furthermore, the Heads of Internal Audit, Risk Management and Compliance, as well as the Business Practices Officer, report on a regular basis to the Audit and Compliance Committee.

The Audit and Compliance Committee reviews financial reporting processes on behalf of the Board. For each quarterly and annual release of financial information, the Disclosure Review Committee reviews the release for accuracy and completeness of disclosures. The Disclosure Review Committee is chaired by the Chief Financial Officer and is attended by the Heads of the Divisions, the Heads of finance of the Divisions and the Heads of the following Corporate Functions: Legal, Treasury, Financial Reporting & Accounting, Internal Audit and Investor Relations. Decisions made by the Disclosure Review Committee are reviewed by the Audit and Compliance Committee before publication of the quarterly and annual release.

Internal Audit

The Internal Audit function carries out operational and system audits in accordance with an audit plan adopted by the Audit and Compliance Committee; assists organizational units in the accomplishment of objectives by providing an independent approach to the evaluation, improvement and effectiveness of their internal control framework; prepares reports regarding the audits it has performed; and reports actual or suspected irregularities to the Audit and Compliance Committee and the Chairman of the Board.

The Audit and Compliance Committee regularly reviews the scope of Internal Audit, the audit plans and the results of the internal audits.

Corporate Risk Management

The Corporate Risk Management function reports to the Board on a regular basis on risk assessment and risk management. Organizational and process measures have been designed to identify and mitigate risks at an early stage. Organizationally, the responsibility for risk and risk mitigation is allocated to the Divisions, with specialized corporate functions such as Group Quality Operations; Corporate Health, Safety and Environment; and Business Continuity providing support and controlling the effectiveness of the risk management by the Divisions.

Management of the Group

The Board has delegated to the Executive Committee the coordination of the Group’s day-to-day business operations. The Executive Committee is headed by the Chief Executive Officer.

The primary functions of the Executive Committee include:

•                  Implementing the strategies and policies adopted by the Board;

•                  Regularly assessing the achievement of targets set for the businesses;

•                  Drawing up corporate policies, strategies and strategic plans for approval by the Board;

•                  Submitting to the Board and its committees any proposed changes in management positions of material significance, capital investments, financial measures, acquisitions or divestitures of companies, participations and businesses, contracts of material significance and budgets;

•                  Implementing matters that have been approved by the Board or its committees;

•                  Preparing and submitting quarterly and annual reports to the Board or its committees;

•                  Informing the Board of all matters of fundamental significance to the businesses;

•                 Appointing and promoting senior management as well as the selection and promotion of new and potential management personnel;

•                  Implementing modifications to the Group’s organization;

•                  Ensuring the efficient operation of the Group and achievement of optimized results;

•                  Promoting an active internal and external communications policy;

•                  Ensuring that management capacity, financial and other resources are provided and used efficiently;

•                  Promulgating guidelines; and

•                  Dealing with any other matters as are delegated by the Board to the Executive Committee.

The organizational structure and the details of the responsibility of the Executive Committee are set forth in the Board Regulations.

The Board has not concluded any contracts with third parties to manage the business.

For further biographical information on the members of the Executive Committee please see under Corporate Governance — Executive Committee — Biographical Information.

Auditors

Duration of the Mandate and Terms of Office of the Independent Auditors

Based on a recommendation by the Audit and Compliance Committee, the Board nominates an independent auditor for election at the Annual General Meeting. PricewaterhouseCoopers (PwC) assumed its existing auditing mandate for Novartis in 1996. The lead auditors responsible for the mandate, Robert P. Muir and Daniel Suter, began serving in their roles in 2005 and 2003, respectively.

Auditing and Additional Fees

PwC charged the following fees for professional services rendered for the 12-month periods ended December 31, 2007 and December 31, 2006:

	2007 USD thousands	2006 USD thousands
Audit Services	21 245	19 785
Audit-Related Services	904	1 356
Tax Services	222	329
Other Services	331	344
Total	22 702	21 814

Audit Services are defined as the standard audit work performed each year in order to issue opinions on the consolidated financial statements of the Group, to issue opinions relating to the effectiveness of the Group’s internal controls over financial reporting, and to issue reports on local statutory financial statements. Also included are services that can only be provided by the Group auditor, such as auditing of nonrecurring transactions and implementation of new accounting policies, audits of significant and newly implemented system controls, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings.

Audit-Related Services include those other assurance services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as acquisition due diligence and related audits, audits of pension and benefit plans, contractual audits of third-party arrangements, assurance services on corporate citizenship reporting, and consultation regarding new accounting pronouncements.

Tax Services represent tax compliance, tax returns, assistance with historical tax matters and other tax-related services.

Other Services include training in the finance area, benchmarking studies, assessment of certain non-financial processes and license fees for use of accounting and other reporting guidance databases.

As the independent auditor, PwC is responsible for opining on whether the audited financial statements comply with International Financial Reporting Standards (IFRS) and Swiss law. Additionally, PwC is responsible for opining on the effectiveness of internal control over financial reporting.

The Audit and Compliance Committee is responsible for overseeing the conduct of these activities by management and PwC. During 2007, the Audit and Compliance Committee held seven meetings. At each of these meetings, PwC was invited to attend during the discussion of agenda items that dealt with accounting, financial reporting or auditing matters and any other important matters. PwC provided to the Audit and Compliance Committee the written disclosures required by US Independence Standards Board Standard No. 1 (Communications with Audit Committees), and the Audit and Compliance Committee and PwC have discussed PwC’s independence from Novartis and Novartis Management.

Based on the reviews and discussions with Management and PwC referred to above, the Audit and Compliance Committee recommended to the Board, and the Board approved, inclusion of the audited financial statements in the Annual Report for the year ended December 31, 2007.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

The Audit and Compliance Committee’s pre-approval is required for all audit and non-audit services provided by PwC. These services may include audit services, audit-related services, tax services and other services, as described above. Pre-approval is detailed as to the particular service or categories of services, and is subject to a specific budget.

PwC and management report, on a quarterly basis, to the Audit and Compliance Committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed to date. The Audit and Compliance Committee may also pre-approve additional services on a case-by-case basis.

Information and Communications Policy

Introduction

Novartis is committed to open and transparent communication with shareholders, financial analysts, customers, suppliers and other stakeholders. Novartis aims to disseminate material developments in its businesses in a broad and timely manner that complies with the rules of the SWX Swiss Exchange and the NYSE.

Communications

Novartis publishes an Annual Report each year that provides information on the Group’s results and operations. In addition to the Annual Report, Novartis also prepares an annual report on Form 20-F that is filed with the SEC. Novartis discloses quarterly financial results in accordance with IFRS and issues press releases from time to time regarding current developments in its businesses.

Novartis furnishes press releases relating to financial results and material events to the SEC via Form 6-K. An archive containing Annual Reports to Shareholders, annual reports on Form 20-F, and quarterly results releases, as well as related materials such as slide presentations and conference call webcasts, is on the Novartis Investor Relations website (www.novartis.com/investors). A press release archive is available on the Novartis website:

www.novartis.com/news/en/media.shtml

Information contained in reports and releases issued by Novartis is only correct and accurate at the time of release. Novartis does not update past releases to reflect subsequent events and advises against relying on past reports and releases for current information.

Investor Relations Program

An Investor Relations team manages the Group’s interaction with the international financial community. Several events are held each year to provide institutional investors and analysts various opportunities to learn more about Novartis.

Investor Relations is based at the Group’s headquarters in Basel, Switzerland. A team is also located in New York to coordinate interaction with US investors. Comprehensive information is available on the Novartis website: www.novartis.com/investors. Investors are also welcome to subscribe to a free e-mail service on this site.

Further Information

Topic	Location
SHARE CAPITAL
Information on the Novartis capital structure	Articles of Incorporation of Novartis AG www.novartis.com/investors/en/corporate_governance
Novartis key share data www.novartis.com/investors/en/share_information/key_share_data.shtml

SHAREHOLDER RIGHTS
Information on Novartis shares and shareholder participation rights	Articles of Incorporation of Novartis AG www.novartis.com/investors/en/corporate_governance
Investor Relation information
www.novartis.com/investors

BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE
Internal organization and allocation of responsibilities	Board Regulations
www.novartis.com/investors/en/corporate_governance

SENIOR MANAGEMENT
Senior Leadership Team
www.novartis.com/about-novartis/leadership-governance/index.shtml

NOVARTIS CODE FOR SENIOR FINANCIAL OFFICERS
Novartis Code of Ethical Conduct for CEO and Senior Financial Officers
www.novartis.com/investors/en/corporate_governance

ADDITIONAL INFORMATION
Overview of investor information	Novartis Investor Relations
www.novartis.com/investors/index.shtml

FROM LEFT TO RIGHT:
ANDREAS VON PLANTA, PETER BURCKHARDT, ROLF M. ZINKERNAGEL, SRIKANT DATAR, HANS-JOERG RUDLOFF, DANIEL VASELLA, ULRICH LEHNER, PIERRE LANDOLT, WILLIAM W. GEORGE, WENDELIN WIEDEKING, ALEXANDRE F. JETZER

Board of Directors

Daniel Vasella, M.D.	Srikant Datar, Ph.D.	Dr. Ing. Wendelin Wiedeking
Chairman and CEO	American, age 54	German, age 55
Swiss, age 54
	William W. George	Marjorie Yang
Ulrich Lehner, Ph.D.	American, age 65	British, age 55
Vice Chairman and Lead Director
German, age 61	Alexandre F. Jetzer	Rolf M. Zinkernagel, M.D.
	Swiss, age 66	Swiss, age 63
Hans-Joerg Rudloff
Vice Chairman	Pierre Landolt	Honorary Chairman
German, age 67	Swiss, age 60	Alex Krauer, Ph.D.
Peter Burckhardt, M.D.	Andreas von Planta, Ph.D.	Corporate Secretary
Swiss, age 68	Swiss, age 52	Bruno Heynen

Daniel Vasella, M.D.
Swiss, age 54

Function at Novartis AG Since 1996 Dr. Vasella has served as Chief Executive Officer of the Group and as executive member of the Board of Directors. In 1999, he additionally was appointed Chairman of the Board of Directors.

Other activities Dr. Vasella is a member of the Board of Directors of Pepsico, Inc.*, United States, a member of the Board of Dean’s Advisors at the Harvard Business School, and a member of the INSEAD Board of Directors. Dr. Vasella is also a member of the International Board of Governors of the Peres Center for Peace in Israel and a member of the International Business Leaders Advisory Council for the Mayor of Shanghai. In addition, he serves as a member of several industry associations and educational institutions.

Professional background Dr. Vasella graduated with an M.D. from the University of Bern in 1979. After holding a number of medical positions in Switzerland, he joined Sandoz Pharmaceuticals Corporation in the US in 1988. From 1993 to 1995, Dr. Vasella advanced from Head of Corporate Marketing to Senior Vice President and Head of Worldwide Development to Chief Operating Officer of Sandoz Pharma Ltd. In 1995 and 1996, Dr. Vasella was a member of the Sandoz Group Executive Committee and Chief Executive Officer of Sandoz Pharma Ltd. He received the Harvard Business School’s Alumni Achievement Award and the Appeal of Conscience Award as well as the AJ Congress Humanitarian Award and numerous other awards. Dr. Vasella was awarded an honorary doctorate by the University of Basel. He has also been honored with the Ordem Nacional do Cruzeiro do Sul (Brazil) and holds the rank of Chevalier in the Ordre National de la Légion d’honneur (France).

Ulrich Lehner, Ph.D.
German, age 61

Function at Novartis AG Ulrich Lehner was elected in 2002 to the Board of Directors of Novartis AG. He is Vice Chairman and Lead Director as well as Chairman of the Audit and Compliance Committee. He is also a member of the Chairman’s Committee, the Compensation Committee, and the Corporate Governance and Nomination Committee. The Board has appointed him as Audit Committee Financial Expert. He qualifies as an independent Non-Executive Director.

Other activities Ulrich Lehner is Chairman of the Management Board of Henkel KGaA, Germany. He also serves as a member of the supervisory board of E.ON AG*, of HSBC Trinkaus & Burkhardt KGaA* and of Porsche Automobil Holding SE* and Dr. Ing. H.c.F. Porsche AG*, all in Germany.

Professional background Ulrich Lehner studied business administration and mechanical engineering. From 1975 to 1981, he was an auditor with KPMG Deutsche Treuhand-Gesellschaft AG in Duesseldorf. In 1981, he joined Henkel KGaA. After heading the Controlling Department of Fried. Krupp GmbH in Germany from 1983 to 1986, Ulrich Lehner returned to Henkel as Finance Director. From 1991 to 1994, he headed the Management Holding Henkel Asia-Pacific Ltd. in Hong Kong. From 1995 to 2000, he served as Executive Vice President, Finance/Logistics (CFO), of Henkel.

Hans-Joerg Rudloff
German, age 67

Function at Novartis AG Hans-Joerg Rudloff was elected in 1996 to the Board of Directors of Novartis AG. He serves as Vice Chairman as well as Chairman of the Compensation Committee. He is also a member of the Chairman’s Committee and the Audit and Compliance Committee. The Board has appointed him as Audit Committee Financial Expert. He qualifies as an independent Non-Executive Director.

Other activities Hans-Joerg Rudloff joined Barclays Capital* in 1998, where he is presently Chairman. He serves on a number of boards of other companies, including the TBG Group (Thyssen-Bornemisza Group), Monaco and RBC*, Russia. In 2005, Hans-Joerg Rudloff became Chairman of the International Capital Markets Association (ICMA). In 2006, he joined Rosneft* a Russian state-controlled oil company, and became Chairman of the Audit Committee. He serves as the Chairman of the Board of Bluebay Asset Management Ltd. He is also Chairman of the Marcuard Family Group of companies and Member of the Board of Directors of New World Resources BV*. In addition, Hans-Joerg Rudloff is a member of the Advisory Board of Landeskreditbank Baden-Wuerttemberg, Escada AG, and EnBW (Energie Baden-Wuerttemberg), all in Germany.

Professional background Hans-Joerg Rudloff studied economics at the University of Bern and graduated in 1965. He joined Credit Suisse in Geneva and moved to New York in 1968 to join the investment banking firm of Kidder Peabody Inc. He was in charge of the Swiss operation and was elected Chairman of Kidder Peabody International and a member of the Board of Kidder Peabody Inc. in 1978. In 1980 he joined Credit Suisse First Boston and was elected Vice Chairman in 1983 and Chairman and CEO in 1989. From 1986 to 1990, Hans-Joerg Rudloff was also a member of the Executive Board of Credit Suisse in Zurich in charge of all securities and capital market departments. From 1994 to 1998 Hans-Joerg Rudloff was Chairman of MC-BBL in Luxembourg. In 1994, Hans-Joerg Rudloff was elected to the Board of Directors of Sandoz AG.

*Publicly listed companies

Peter Burckhardt, M.D.

Swiss, age 68

Function at Novartis AG Dr. Burckhardt has been a member of the Board of Directors since 1996. He qualifies as an independent Non-Executive Director. He has been a member of the Audit and Compliance Committee since 2007.

Other activities From 1982 to 2004 Dr. Burckhardt was the Chairman of the Novartis (formerly Sandoz) Foundation for Biomedical Research in Switzerland. Since 1982, Dr. Burckhardt has been the Head of the Department of Internal Medicine at the University Hospital of Lausanne, then chief of medical service A, until 2004. Since 1990, he has been the organizer and chairman of the International Symposia on Nutrition and Osteoporosis. Since 2008, he is chief editor of the scientific review “Osteology.”

Professional background Dr. Burckhardt is a Professor of Medicine and the former Chairman of the Department of Internal Medicine at the University Hospital of Lausanne, Switzerland. He has an M.D. from the University of Basel and is a trained internal medicine and endocrinology specialist from the University of Lausanne and the Massachusetts General Hospital, Boston. In addition to his clinical activities, Dr. Burckhardt conducts clinical research, mainly in bone diseases and calcium metabolism. He has authored more than 300 scientific publications and is an editorial board member of several international scientific journals. He was president of the Swiss Society of Internal Medicine, a member of the appeal committee of the national agency for drug controls, Chairman of National Societies and member of the Executive Committee of the International Foundation of Osteoporosis, and treasurer until 2006. Other experiences comprise board membership in several scientific societies including the Swiss Societies of Nutrition, Clinical Chemistry, Endocrinology, Bone and Mineral Research, the Committee for Endocrinology of the European Community and advisory roles to scientific foundations in Switzerland and Germany.

Srikant Datar, Ph.D.
American, age 54

Function at Novartis AG Srikant Datar became a member of the Board of Directors in 2003. He has been a member of the Audit and Compliance Committee since 2007. The Board has appointed him as Audit Committee Financial Expert. He qualifies as an independent Non-Executive Director.

Other activities Srikant Datar is a member of the Board of ICF International, Fairfax, Virginia, USA, and KPIT-Cummins Infosystem Ltd., Pune, India. He currently holds the Arthur Lowes Dickinson Professorship at Harvard University.

Professional background In 1973, Srikant Datar graduated with distinction in mathematics and economics at the University of Bombay. He is a Chartered Accountant and holds two masters degrees and a Ph.D. from Stanford University. Srikant Datar has worked as an accountant and planner in industry and as a professor at the Universities of Carnegie Mellon, Stanford and Harvard in the US. Srikant Datar is Senior Associate Dean at the Graduate School of Business Administration of Harvard University, Boston, Massachusetts. His research interests are in the areas of cost management, measurement of productivity, new product development, time-based competition, incentives and performance evaluation. He is the author of many scientific publications and has received several academic awards and honors. Srikant Datar has advised and worked with numerous renowned firms such as General Motors, Mellon Bank and Morgan Stanley in research, development and training.

William W. George
American, age 65

Function at Novartis AG William W. George was elected in 1999 to the Board of Directors of Novartis AG. He is Chairman of the Corporate Governance and Nomination Committee as well as a member of the Chairman’s Committee and the Compensation Committee. He qualifies as an independent Non-Executive Director.

Other activities William W. George is a member of the Boards of Directors of Goldman Sachs* and Exxon Mobil*. William W. George is Professor of Management Practice at Harvard Business School. He is a trustee of the Carnegie Endowment for International Peace and the World Economic Forum USA.

Professional background William W. George received his B.S. in Industrial Engineering from Georgia Institute of Technology in 1964 and an M.B.A from Harvard University in 1966. From 1966 to 1969, he worked in the US Department of Defense as a special assistant to the Secretary of the Navy and as assistant to the Comptroller. After serving as President of Litton Microwave Cooking Products, William W. George held a series of executive positions with Honeywell from 1978 to 1989. He served as President and Chief Operating Officer of Medtronic, Inc. and from 1991 to 2001, as its Chief Executive Officer. From 1996 to 2002, he was Medtronic’s Chairman. He has served as Executive-in-Residence at Yale School of Management; Professor of Leadership and Governance at IMD International in Lausanne, Switzerland; and visiting Professor at the École Poly-technique Fédéral Lausanne (EPFL), also in Lausanne, Switzerland.

Alexandre F. Jetzer
Swiss, age 66

Function at Novartis AG Alexandre F. Jetzer has served as a Director since 1996. He is a Non-Executive Director.

Other activities Alexandre F. Jetzer is also a member of the Supervisory Board of Compagnie Financière Michelin, Granges-Paccot (FR), Switzerland, and of the Board of the Lucerne Festival Foundation, Lucerne, Switzerland. He is a member of the International Advisory Panel (IAP) on Biotechnology Strategy of the Prime Minister of Malaysia, a member of the Investment Advisory Council of the Prime Minister of Turkey and Economic Advisor to the Governor of Guangdong Province (China). He is also a member of the Development Committee of the Neuroscience Center of the University of Zurich, Switzerland.

Professional background Alexandre F. Jetzer graduated with master’s degrees in law and economics from the University of Neuchâtel, Switzerland and is a licensed attorney. After serving as General Secretary of the Swiss Federation of Commerce and Industry (Vorort) from 1967 on, Alexandre F. Jetzer joined Sandoz in 1980. In 1981 he was appointed Member of the Sandoz Group Executive Committee in his capacity as Chief Financial Officer (CFO). In 1990 he became Head of Management Resources and International Coordination. From 1995 to 1996, he was Chairman and Chief Executive Officer of Sandoz Pharmaceuticals Corporation in East Hanover, New Jersey (US) and he additionally served as President and CEO of Sandoz Corporation in New York (US). After the merger which created Novartis in 1996 until 1999, he was appointed as a member of the Executive Committee of Novartis and Head of International Coordination, Legal & Taxes.

Permanent Novartis management or consultancy engagements Alexandre F. Jetzer has a consultancy agreement with Novartis International AG (Government Relations Support).

Pierre Landolt
Swiss, age 60

Function at Novartis AG Pierre Landolt has served as a Director since 1996. He has been a member of the Corporate Governance and Nomination Committee since 2006. He qualifies as an independent Non-Executive Director.

Other activities Pierre Landolt is President of the Sandoz Family Foundation, Glarus, Switzerland; Chairman of the Board of Directors of Emasan AG, Basel, Switzerland; of Vaucher Manufacture Fleurier SA, Fleurier, Switzerland; and of the Instituto Estrela de Formento ao Microcrédito, Patos, Brazil. He is a member of the Board of Directors of Syngenta AG*, where he also serves as member of the Audit Committee, and of the Syngenta Foundation for Sustainable Agriculture, both in Basel, Switzerland. Pierre Landolt is also Associate Partner of Banque Landolt & Cie, Lausanne, Switzerland; and Vice Chairman of the Board of Directors of Parmigiani Fleurier SA., Fleurier, Switzerland; and the “Fondation du Montreux Jazz Festival,” Montreux, Switzerland.

Professional background Pierre Landolt graduated with a bachelor of law degree from the University of Paris-Assas. From 1974 to 1976, he worked for Sandoz Brazil SA. In 1977, he acquired an agricultural estate in the arid northeast region of Brazil and transformed it into a model farm for organic and biotechnological development. He also created an irrigation company, initially for his own farm and today active in the entire northern region of Brazil. Since 1997, Pierre Landolt has been Associate and Chairman of AxialPar Ltda, São Paulo, Brazil, an investment company focused on sustainable development. In 2000, he co-founded EcoCarbone France, Paris, a company active in the design and development of carbon-sequestration processes in Asia, Africa, South America and Europe.

Andreas von Planta, Ph.D.
Swiss, age 52

Function at Novartis AG In 2006, Andreas von Planta was elected to the Board of Directors of Novartis AG. He has been a member of the Audit and Compliance Committee since 2006. He qualifies as an independent Non-Executive Director.

Other activities Andreas von Planta is Vice Chairman of Holcim Ltd* and the Schweizerische National-Versicherungs-Gesellschaft AG*, and is a member of the boards of various Swiss subsidiaries of foreign companies. He is a member of the Board of Editors of the Swiss Review of Business Law, and is a former Chairman of the Geneva Association of Business Law.

Professional background Andreas von Planta holds lic. iur. and Ph.D. degrees from the University of Basel and an LL.M. from Columbia University School of Law, New York. He passed his bar examinations in Basel in 1982. Since 1983, he has lived in Geneva, working for the law firm Lenz & Staehelin where he became a partner in 1988. His areas of specialization include corporate law, corporate finance, company reorganizations, and mergers and acquisitions.

Dr. Ing. Wendelin Wiedeking

German, age 55

Function at Novartis AG Wendelin Wiedeking was elected as a member of the Board of Directors in 2003. He qualifies as an independent Non-Executive Director.

Other activities Wendelin Wiedeking is Chairman of the Executive Board of Porsche Automobil Holding SE* and of Dr.-Ing. h.c. F. Porsche AG*, Germany.

Professional background Born in Ahlen, Germany, Wendelin Wiedeking studied mechanical engineering and worked as a scientific assistant in the Machine Tool Laboratory of the Rhine-Westphalian College of Advanced Technology in Aachen. His professional career began in 1983 as Director’s Assistant in the Production and Materials Management area of Dr.-Ing. h.c. F. Porsche AG in Stuttgart-Zuffenhausen. In 1988, he moved to the Glyco Metall-Werke KG in Wiesbaden as Division Manager, where he advanced by 1990 to the position of Chief Executive and Chairman of the Board of Management of Glyco AG. In 1991, he returned to

Porsche AG as Production Director. A year later, the Supervisory Board appointed him spokesman of the Executive Board (CEO), and Chairman in 1993.

Marjorie M. Yang

British, age 55

Function at Novartis AG Marjorie Yang was elected in 2007 to the Board of Directors of Novartis AG with effect from January 1, 2008. She qualifies as an independent Non-Executive Director.

Other activities Marjorie M. Yang is Chairman and CEO of the Esquel Group. She currently sits on the boards of Swire Pacific and The Hong Kong and Shangai Banking Corporation Limited. She is also a member of the National Committee of the Chinese People’s Political Consultative Conference, Chairman of the Textile and Clothing Sector Committee, Vice Chairman of the China Association of Enterprises with Foreign Investment and a member of the M.I.T. Corporation. Marjorie M. Yang is on the Board of Dean’s Advisors of Harvard Business School.

Professional background Marjorie M. Yang graduated with a B.S. in Mathematics from M.I.T. and holds an M.B.A from Harvard Business School. From 1976 to 1978 she was an associate in Corporate Finance, Mergers and Acquisitions with the First Boston Corporation in New York. In 1979 she returned to Hong Kong and helped create Esquel. She has been Chairman and CEO of the Esquel Group since 1995.

Rolf M. Zinkernagel, M.D.

Swiss, age 63

Function at Novartis AG In 1999, Dr. Zinkernagel was elected to the Board of Directors of Novartis AG. He has been a member of the Corporate Governance and Nomination Committee since 2001. He qualifies as an independent Non-Executive Director.

Other activities Rolf M. Zinkernagel is a member of the Swiss Society of Allergy and Immunology, the American Associations of Immunologists and of Pathologists, the ENI European Network of Immunological Institutions, member of the Advisory Council, BMS Singapore and President of the Executive Board of the International Union of Immunological Societies (IUIS). He is also a member of the Scientific Advisory Boards of: Bio-Alliance AG, Frankfurt, Germany; Aravis General Partner Ltd., Cayman Islands; Bioxell*, Milan, Italy; Esbatech, Zurich, Switzerland; Novimmune, Geneva, Switzerland; Miikana Therapeutics, Fremont, California USA (until January 2006); Nuvo Research* (until September 2005: Dimethaid), Toronto, Canada; Cancevir, Zürich, Switzerland; xbiotech, Vancouver, Canada; ImVision, Hannover, Germany; MannKind*, Sylmar, California, US; and Laboratoire Koch, Lausanne, Switzerland (since 2006). Rolf M. Zinkernagel is also a Science Consultant to: GenPat77, Berlin/Munich, Germany; Chilka Ltd., Grand Cayman; Solis Therapeutics, Palo Alto, California, US; Ganymed, Mainz, Germany; and Zhen-Ao Group, Dalian, China.

Professional background Dr. Zinkernagel graduated from the University of Basel with an M.D. in 1970. Since 1992 he has been Professor and Director of the Institute of Experimental Immunology at the University of Zurich. Dr. Zinkernagel has received many awards and prizes for his work and contribution to science, the most prestigious being the Nobel Prize for Medicine which he was awarded in 1996. Dr. Zinkernagel was a member of the Board of Directors of Cytos Biotechnology AG*, Schlieren/Zurich, Switzerland, until April 2003.

FROM LEFT TO RIGHT:

JOSEPH JIMENEZ, ANDREAS RUMMELT, MARK C. FISHMAN, RAYMUND BREU, DANIEL VASELLA, THOMAS EBELING, JOERG REINHARDT, JUERGEN BROKATZKY-GEIGER, THOMAS WELLAUER

Executive Committee

Daniel Vasella, M.D.	Thomas Ebeling	Andreas Rummelt, Ph.D.
Chairman and CEO	Head of Consumer Health	Head of Sandoz
Member since 1996, Swiss, age 54	Member since 1998, German, age 48	Member since 2006, German, age 51

Raymund Breu, Ph.D.	Mark C. Fishman, M.D.	Thomas Wellauer, Ph.D.
Chief Financial Officer	Head of Biomedical Research	Head of Corporate Affairs
Member since 1996, Swiss, age 62	Member since 2002, American, age 56	Member since 2007, Swiss, age 52

Juergen Brokatzky-Geiger, Ph.D.	Joseph Jimenez
Head of Human Resources	Head of Pharmaceuticals
Member since 2005, German, age 55	Member since 2007, American, age 48

	Joerg Reinhardt, Ph.D.	Secretary to the
	Head of Vaccines and Diagnostics	Executive Committee
	Member since 2007, German, age 51	Bruno Heynen

Daniel Vasella, M.D.

Swiss, age 54

Dr. Vasella graduated with an M.D. from the University of Bern, Switzerland, in 1979. After holding a number of medical positions in Switzerland, he joined Sandoz Pharmaceuticals Corporation in the US in 1988. From 1993 to 1995, Dr. Vasella advanced from Head of Corporate Marketing to Senior Vice President and Head of Worldwide Development to Chief Operating Officer of Sandoz Pharma Ltd. In 1995 and 1996, he was a member of the Sandoz Group Executive Committee and Chief Executive Officer of Sandoz Pharma Ltd. After the merger that created Novartis in 1996, Dr. Vasella became Chief Executive Officer of the Group and executive member of the Board of Directors. In 1999 he additionally was appointed Chairman of the Board of Directors. Dr. Vasella is a director of Pepsico, Inc. (US). He is a member of the Board of Dean’s Advisors at the Harvard Business School, and a member of the INSEAD Board of Directors. Dr. Vasella is also a member of the International Board of Governors of the Peres Center for Peace in Israel and the International Business Leaders Advisory Council for the Mayor of Shanghai. He was awarded an honorary doctorate by the University of Basel in 2002.

Raymund Breu, Ph.D.

Swiss, age 62

Raymund Breu graduated from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland, with a Ph.D. in mathematics. In 1975, he joined the Treasury Department of the Sandoz Group, and in 1982, became the Head of Finance for the Sandoz affiliates in the UK. In 1985, he was appointed Chief Financial Officer of Sandoz Corporation in New York, where he was responsible for all Sandoz Finance activities in the US. In 1990, he became Group Treasurer of Sandoz Ltd., Basel, Switzerland, and, in 1993, Head of Group Finance and Member of the Sandoz Executive Board. Following the formation of Novartis in 1996, Raymund Breu assumed his current position as Chief Financial Officer and member of the Executive Committee of Novartis. He is also a member of the Board of Directors of Swiss Re and the Swiss takeover commission.

Juergen Brokatzky-Geiger, Ph.D.

German, age 55

Juergen Brokatzky-Geiger graduated with a Ph.D. in chemistry from the University of Freiburg, Germany in 1982. He joined Ciba-Geigy Ltd. in 1983 as a Laboratory Head in the Pharmaceuticals Division. After a job rotation in Summit, New Jersey (US) from 1987 to 1988, he held positions of increasing responsibility in Research and Development (R&D) including Group Leader of Process R&D, Head of Process R&D, and Head of Process Development and Pilot Plant Operations. During the merger of Ciba-Geigy and Sandoz in 1996, Juergen Brokatzky-Geiger was appointed Integration Officer of Technical Operations. He later became the Head of Chemical and Analytical Development and served as the Global Head of Technical R&D from 1999 to August 2003. Juergen Brokatzky-Geiger was appointed to his present position as Head of Human Resources on September 1, 2003. He has been a member of the Executive Committee of Novartis since January 1, 2005.

Thomas Ebeling

German, age 48

Thomas Ebeling graduated from the University of Hamburg, Germany, with a degree in psychology. From 1987 to 1991, he held several positions of increasing responsibility at Reemstma Germany. In 1991, he joined Pepsi-Cola Germany as Marketing Director. He became Marketing Director for Germany and Austria in 1993, and was National Sales and Franchise Director for Pepsi’s retail and on-premise sales from 1994. He then served as General Manager of Pepsi-Cola Germany. In 1997, Thomas Ebeling joined Novartis as General Manager of Novartis Nutrition for Germany and Austria. After serving as CEO of Novartis Nutrition worldwide, he became CEO of the Consumer Health Division. He then became Chief Operating Officer of the Pharmaceuticals Division and later CEO of the same division. In 2007 he was appointed CEO of Novartis Consumer Health. He has been a member of the Executive Committee of Novartis since 1998.

Mark C. Fishman, M.D.

American, age 56

Dr. Fishman graduated with a B.A. from Yale College in 1972 and an M.D. from Harvard Medical School in 1976. He was appointed President of the Novartis Institutes for BioMedical Research (NIBR) in 2002. Before joining Novartis, Dr. Fishman was Chief of Cardiology and Director of the Cardiovascular Research Center at the Massachusetts General Hospital in Boston, Massachusetts, and Professor of Medicine at Harvard Medical School. Dr. Fishman serves on several editorial boards and has worked with national policy and scientific committees including those of the US National Institutes of Health (NIH) and the Wellcome Trust. He completed his Internal Medicine residency, Chief residency and Cardiology training at the Massachusetts General Hospital. He has been honored with many awards and distinguished lectureships, and is a member of the Institute of Medicine of the National Academies (US) and Fellow of the American Academy of Arts and Sciences. He has been a member of the Executive Committee of Novartis since 2002.

Joseph Jimenez

American, age 48

Jospeh Jimenez graduated with a B.A. degree from Stanford University in 1982 and earned an M.B.A. from the University of California, Berkley in 1984. He began his career at The Clorox Company and later served as president of two operating divisions at ConAgra. In 1998, he joined the H.J. Heinz Company and was named President and Chief Executive Officer of the North America business. He later served from 2002 to 2006 as President and Chief Executive of Heinz in Europe. Before joining Novartis he served as a non-executive director of AstraZeneca plc from 2002 to 2007, and was an advisor for the private equity organization Blackstone Group. He joined Novartis in April 2007 as CEO of the Consumer Health Division. He was appointed to his present position as CEO of the Pharmaceuticals Division in October 2007. He has been a member of the Executive Committee of Novartis since November 1, 2007.

Joerg Reinhardt, Ph.D.

German, age 51

Joerg Reinhardt graduated with a Ph.D. in pharmaceutical sciences from the University of Saarbruecken, Germany in 1981. In April 2006, he became CEO of the new Novartis Vaccines and Diagnostics Division that combines the vaccines and blood-testing businesses of the former Chiron Corp. Prior to this role, Joerg Reinhardt was Head of Development at the Novartis Pharmaceuticals Division, overseeing the company’s clinical, pharmaceutical, chemical and biotechnological product development, as well as drug-safety assessment and regulatory affairs. Joerg Reinhardt joined Sandoz Pharma Ltd. in 1982 and held positions of increasing responsibility in research and development for the company. In 1994, he was made Head of Development for Sandoz Pharma Ltd. After the merger that created Novartis in 1996, Joerg Reinhardt became Head of Preclinical Development and Project Management for Novartis and assumed the position of Head of Pharmaceutical Development in 1999. He chairs the Board of Directors of the Genomics Institute of the Novartis Foundation in La Jolla, California. He has been a member of the Executive Committee of Novartis since January 1, 2007.

Andreas Rummelt, Ph.D.

German, age 51

Andreas Rummelt graduated with a Ph.D. in pharmaceutical sciences from the University of Erlangen-Nuernberg, Germany. He joined Sandoz Pharma Ltd. in 1985 and held various positions with increasing responsibility in Development. In 1994 he was appointed Head of Worldwide Technical Research & Development, a position he retained following the merger that created Novartis in 1996. From 1999 until October 2004, Andreas Rummelt served as Head of Technical Operations of the Novartis Pharmaceuticals Division. He was appointed to his present position as CEO of Sandoz on November 1, 2004 and has been a member of the Executive Committee of Novartis since January 1, 2006.

Thomas Wellauer, Ph.D.

Swiss, age 52

Thomas Wellauer graduated with a Ph.D. in systems engineering and an M.S. in chemical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland. He also holds an M.B.A. from the University of Zurich. Thomas Wellauer joined Novartis in 2006 as Head of Corporate Affairs. He started his career with McKinsey and Company, becoming a Partner in 1991 and Senior Partner in 1996. In 1997, he was named CEO of the Winterthur Insurance Group, which later was acquired by Credit Suisse. At Credit Suisse he was a member of the Group Executive Board, initially responsible for the Group’s insurance business before becoming CEO of the Financial Services Division. Most recently before joining Novartis, Thomas Wellauer headed and completed the Clariant Performance Improvement Program, a global turn-around project at the specialty chemicals maker. He has been a member of the Executive Committee of Novartis since January 1, 2007.

Remuneration Report

NOVARTIS REMUNERATION REPORT

General Principles and Processes

Performance-Based Compensation

Novartis aspires to be an employer of choice with the ability to attract, retain and motivate the most professional and high-caliber associates around the world. Novartis compensation programs are designed to:

•                  Support the “employer of choice” aspiration;

•                  Align the objectives of Novartis associates with the long-term interests of the shareholders;

•                  Support a performance-oriented culture and meritocracy that allows Novartis to reward high-performing individuals who adhere to “best business practices” and whose commitment and contribution enable the Group to achieve its goal to be one of the world’s most admired and respected healthcare companies; and to

•                  Be competitive with a relevant group of other world-class and industry peer companies who operate and compete for talent on a global basis.

Paying for performance is the guiding principle of the Novartis compensation policy. For superior performance, total compensation awarded to individual associates may reach levels comparable to the top quartile levels of compensation offered by the relevant benchmark companies.

Under these performance-dependent variable compensation plans, Novartis defines target incentive percentages (i.e. a percentage of annual base salary) for each participating associate at the start of a performance period, which is traditionally the start of a new year. In general, these target percentages are multiplied at the end of the performance period with individual payout multipliers for each associate. The size of the multiplier depends on the incentive plan, on the associate’s actual performance against individual objectives as agreed to at the beginning of the performance period as well as compliance with the “Novartis Values and Behaviors,” and on the overall performance of the Group or relevant business area.

Incentive payout multipliers usually range from 0 to 2. For exceptional performance, higher payout multipliers may apply. Such cases require the approval of the Chairman and Chief Executive Officer and, for certain executives, the approval of the Compensation Committee. All compensation programs and levels are reviewed regularly based on publicly available data as well as on analyses by independent compensation research companies and external compensation advisors. Trends and developments in the field of compensation and corporate governance are carefully analyzed, reviewed and discussed on an ongoing basis with outside experts, accountants and consultants.

Performance Management Process

Each Novartis associate is subject to a formal performance appraisal process that promotes a culture of continuous improvement, supports individuals in meeting their development aspirations and strengthens organizational capabilities. It is a core process for improving individual, team and overall business performance.

For each performance year, line managers and their direct reports jointly determine and agree upon performance measures and business objectives. These objectives are derived from the cascading of business objectives established at the Group, division, function or business area levels.

Two performance assessments are carried out each year — a mid-year and a year-end review. The reviews consist of formal meetings between each associate and his or her line manager to evaluate the associate’s performance, both in light of the business objectives defined at the beginning of the year and of the Group-wide “Novartis Values and Behaviors.” Based on the year-end performance rating, line managers and next-level line managers determine the incentive awards for each associate under review as well as the target compensation for the coming year.

Share Ownership

The Novartis Board maintains share ownership guidelines to realize the ownership philosophy among senior executives and Directors. These guidelines require a group of approximately 25 key executives to own a minimum multiple of their annual base salary in Novartis shares or options, and for all Non-Executive Directors to own a minimum number of Novartis shares. More detail is provided below under Ownership of Novartis Shares and Share Options by Executive Committee members and Ownership of Novartis Shares and Share Options by Non-Executive Directors.

Source of the Shares Awarded

Novartis has used shares repurchased in the market to fulfill obligations to deliver shares as required for the variable compensation plans.

Compensation to Novartis Associates

Competitive compensation packages are designed with reference to total compensation levels for comparable positions at relevant benchmark companies.

The benchmark companies for compensation differ with and are dependent upon the nature of specific positions. For specific pharmaceutical positions, a peer group of industry competitors is considered that consists of Abbott Laboratories, Amgen, Astra-Zeneca, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Pfizer, Roche, Sanofi-Aventis, Schering-Plough and Wyeth. For other positions, a wider group of relevant benchmark companies is considered from a variety of different industry sectors, such as fast moving consumer goods and general industry. Benchmark information is adjusted as necessary to reflect the size and scope of the respective business and the specific requirements of a particular position. Benchmark data are obtained from multiple sources and data providers, depending on the quality of their data in the relevant industries and geographies.

The Compensation Committee scrutinizes compensation data from various external compensation advisers to remain well informed about developments and best practices in the compensation area. In 2007, the Committee appointed Pearl Meyer & Partners as its independent external adviser. Pearl Meyer & Partners reports directly to the Committee and provides no other services to Novartis.

As long as an associate achieves his or her performance targets, the total amount of compensation awarded is generally comparable to the median level of compensation provided by relevant benchmark companies. In case of over- or underperformance by an associate, the actual total compensation delivered is adjusted up or down, as appropriate.

The compensation package of Novartis associates consists of an annual base compensation along with variable compensation components as described below.

Base Compensation

Base compensation is intended to give each associate a fixed salary that is not dependent upon the annual performance of the associate or of the Group. Salary levels depend upon job characteristics, market competitiveness and the associate’s skills. The salary evolution depends on the associate’s individual performance.

Variable Compensation

Novartis has three main variable compensation plans: annual bonus plans, the Novartis Equity Plan “Select” and the Long-Term Performance Plan.

Under the Novartis Equity Plan “Select” and the Long-Term Performance Plan, all awards must be delivered in the form of equity in Novartis, except in the US where awards under the Long-Term Performance Plan may also be delivered in cash under the Deferred Compensation Plan.

Annual Bonus Plans

Most associates participate in annual bonus plans. Under these plans, awards are made each year based on the associate’s individual year-end performance rating as well as on the Group’s or business area’s performance. If an associate receives a rating below a certain threshold, no awards are granted under these plans.

Associates in certain countries and certain key executives worldwide are encouraged to receive their bonus awards fully or partially in Novartis shares instead of cash. To that end, Novartis maintains several leveraged share savings plans under which Novartis matches investments in shares after a holding period. In principle, participating associates may only participate in one of these plans in any given year.

•                  Shares invested in the Swiss Employee Share Ownership Plan (ESOP), which is available in Switzerland to approximately
11 000 associates, have a three-year blocking period and are matched at the end of the blocking period with one share for every two shares invested. Approximately 5 700 associates chose to participate in this plan related to bonuses paid for performance in 2007.

•                  In the UK, associates can invest up to 5% of their monthly salary, up to a maximum of GBP 125, in shares and may also be invited to invest all or part of their net bonus in shares. Two invested shares are matched with one share, which will vest after three years. During 2007, approximately 1 500 associates in the UK participated in these plans.

•                  Approximately 25 key executives worldwide were invited to participate in a five-year Leveraged Share Savings Plan (LSSP) as part of compensation for performance in 2007. Shares are invested in this plan for five years. At the end of the investment period, Novartis matches the invested shares at a ratio of 1:1 (i.e. one share awarded for each invested share).

In general, no shares are matched under these plans if an associate leaves Novartis prior to expiration of the blocking period for reasons other than retirement, disability or death.

Novartis Equity Plan “Select”

Awards under this plan may be granted each year based on the associate’s individual year-end performance rating, talent rating and Group or business area performance. If an associate receives a rating below a certain threshold, no awards are granted under the plan.

Participants in this plan can elect to receive their incentive in the form of shares, share options, or a combination of both. Each share option is tradable, expires on its tenth anniversary and is exercisable to receive one share (1:1). The exercise price equals the market price of the underlying share at the grant date.

If associates in North America choose to receive the Select incentive amount (or part of it) in tradable share options on American Depository Shares, then the resulting number of share options is determined by dividing the respective Select incentive amount, by a value that equals 95% of the IFRS value of the options on American Depository Shares. For associates in other countries, the divisor equals 90% of the IFRS value of options on Novartis shares.

Shares and tradable share options have a vesting period of two years in Switzerland and three years in other countries. As a result, if a participant leaves Novartis, unvested shares or options are forfeited, unless determined otherwise by the Compensation Committee (for example, in connection with a reorganization or divestment).

A total of 10 278 participants received a total of 20.4 million tradable share options and 3 096 069 restricted shares under the Novartis Equity Plan “Select”, for their performance in 2007, representing a participation rate of approximately 10% of all full-time equivalent associates worldwide. Approximately 8% of the total equity value awarded under the plan was granted to members of the Executive Committee.

As of December 31, 2007, a total of 63.3 million share options were outstanding that had been granted to associates, covering an equal number of shares and corresponding to 2.6% of the total number of outstanding Novartis shares (excluding treasury shares).

Long-Term Performance Plan

The Novartis Long-Term Performance Plan rewards key executives who have a significant impact on the long-term success of the Group.

Performance is measured against annual Economic Value Added targets (EVA, as defined in the Novartis accounting manual). Any actual awards will depend on the Group’s overall accumulated performance over a three-year period.

If the actual performance of the Group is below a threshold level or the participant leaves during the performance period for reasons other than retirement, disability or death, then generally no shares are awarded.

The Compensation Committee amended the Long-term Performance Plan in 2005 to make Group EVA, as opposed to division or business area EVA, the relevant criterion and to make the performance period three years. The first delivery of shares, if any, under the amended plan will take place in January 2009 based on the Group EVA achievement over the performance period 2006 to 2008.

For the performance period ended December 31, 2007, approximately 125 key executives were granted performance shares; the actual awards to members of the Executive Committee are disclosed in the Executive Committee Compensation table below.

Approximately 125 key executives (for the performance period 2007 to 2009) and 120 key executives (for the performance period 2008 to 2010) have been granted Novartis performance shares. These grants are dependent upon Group EVA achievements and may or may not lead to actual awards in January 2010 and January 2011 respectively.

Special Share Awards

In addition to base and variable compensation described above, selected associates may receive extraordinary or annual awards of restricted or unrestricted shares. These special share awards are discretionary, providing flexibility to reward particular achievements or exceptional performance and retain key contributors.

Restricted special share awards generally have a five-year vesting period. If a participant leaves Novartis for reasons other than retirement, disability or death, the participant will generally forfeit unvested shares. Approximately 360 associates at different levels of the organization were awarded restricted shares in 2007.

Contracts with Members of the Executive Committee

In 2007, in accordance with evolving best practices in corporate governance, Novartis adopted a principle that new employment contracts with members of the Executive Committee should contain:

•                  No unusually long notice periods;

•                  No change-of-control clauses;

•                  No severance payments.

As Novartis is determined to apply this principle also to all existing contracts with members of the Executive Committee, a significant number of these contracts were recently amended. To align the remaining contracts, Novartis has given notice to those members of the Executive Committee whose contracts still provide for a notice period of 36 months (in all three cases) or a change-of-control clause (in two of these cases, each extending the 36 months notice period by 24 months in such event).

The employment contract with the Chairman and Chief Executive Officer contains a severance payment of USD 53 million (based on the same year-end spot exchange rate of CHF 1.135 = USD 1.00) and a payment in case of a change-of-control event of USD 132 million (based on the same year-end spot exchange rate). These two payments are mutually exclusive. The employment contract will expire at the Annual General Meeting in 2009. The Lead Director on behalf of the independent Directors has entered into discussions with Daniel Vasella for a new contract.

Executive Committee Compensation

General Principles

The compensation policies, performance management process and incentive plans described above apply equally to members of the Executive Committee, including the Chairman and Chief Executive Officer.

Decisions concerning the compensation of Executive Committee members are based on an evaluation of the individual performance of the member as well as on the performance of their respective business area or function. The Compensation Committee considers the achievement of both short-term and long-term performance targets, including net sales growth, economic value creation (operating and net income, earnings per share and economic value added) and market share growth as well as ongoing efforts to optimize organizational effectiveness and productivity.

Compensation of the Chairman and Chief Executive Officer

General Process

For each year, the Chairman and Chief Executive Officer presents his proposed individual objectives and targets to the Board. The Board reviews and discusses this proposal, and, after any desired amendments, gives its approval. In particular, the Board ensures that the Chairman and Chief Executive Officer’s objectives are in line with the Group’s goals of fostering sustainable long-term performance and that they do not sacrifice for short-term financial objectives but support long-term business objectives in the interest of the Group and its shareholders.

Near the end of each year, the Chairman and Chief Executive Officer prepares a self-appraisal, which is discussed with the Lead Director and the rest of the Board. The Lead Director also holds individual discussions with all Directors about the Chairman and Chief Executive Officer’s performance.

In January, the Board approves the audited financial results, evaluates the extent to which targeted financial objectives for the past year have been achieved and compares these results with peer industry companies, taking into account general financial criteria and industry developments.

In a private session, limited to the independent Non-Executive Directors, the overall performance of the Chairman and Chief Executive Officer is discussed, after which the independent Non-Executive Directors share their appraisal with him.

Afterwards, the Compensation Committee decides upon the total remuneration package for the previous year and the target compensation (base and variable compensation as well as special share awards) for the coming year, taking into account all relevant factors including available benchmark information.

Targets for the Variable Compensation of the Chairman and Chief Executive Officer

For short-term performance measurement, the financial criteria typically include net sales growth, operating income, net income, earnings per share and market share. For long-term performance measurement, the financial target criterion is Economic Value Added (EVA, as defined in the Novartis accounting manual). The Compensation Committee measures the Chairman and Chief Executive Officer’s performance relative to predetermined targets for these short- and long-term criteria.

Non-financial targets may typically include the following objectives: successful acquisitions, disposals and licensing transactions, Research & Development performance, product launches, successful implementation of growth or cost containment initiatives, or the successful launch of new sites or operations.

Compensation of the Chairman and Chief Executive Officer in 2007

The Compensation Committee met in a separate session with external advisors but without the Chairman and Chief Executive Officer on January 10, 2008, to determine the amount of his compensation for 2007.

The Compensation Committee based its decision on its assessment of the Chairman and Chief Executive Officer’s performance versus his financial and non-financial targets set by the Board taking into account the year-end feedback collected by the Lead Director from each independent Director. The results were assessed from a quantitative and qualitative perspective. Moreover, given its conviction that judgment should be applied in addition to focusing on metrics when assessing a senior executive’s performance, the Compensation Committee also applied discretion in its assessment this year.

Taking the above into consideration, the Compensation Committee concluded that, with the exception of certain targets related to the Pharmaceuticals Division, the Chairman and Chief Executive Officer met or exceeded all his financial and non-financial targets.

Despite clear set-backs in the US, which is its biggest market, the Pharmaceuticals Division showed dynamic growth and met or exceeded its financial targets in all other regions. In clinical development the portfolio was expanded to 140 projects, more than ever before. Also, the Pharmaceuticals Division obtained 15 positive regulatory decisions out of a total of 17, the exceptions being Galvus and Prexige in the US.

Outside the Pharmaceuticals Division, the Compensation Committee particularly welcomed the substantial growth in all other divisions (Sandoz, Vaccines & Diagnostics and Consumer Health), each of them exceeding their respective financial targets. Further, the successful disposal of Gerber and Medical Nutrition led to Novartis becoming a pure healthcare company while at the same time improving its financial strength. In addition, the Compensation Committee noted the excellent retention rate within Novartis of over 95% of high performers and high potential associates.

The compensation granted by the Compensation Committee to the Chairman and Chief Executive Officer for 2007 is detailed in the table below. Compared to the compensation awarded in 2006 (excluding shares matched under the Leveraged Share Savings Plans) it decreased by 31%, respectively 33% (when including shares matched under the Leveraged Share Savings Plans).

Compensation of Other Executive Committee Members

General Process

In January, the Board meets with the Chairman and Chief Executive Officer to review and discuss the performance of other members of the Executive Committee for the previous year, taking into account the audited financial results as well as the level of achievement of individual financial and non-financial targets.

In a separate session, the Compensation Committee decides, in the presence of the Chairman and Chief Executive Officer and based on his recommendations, on the variable compensation for other members of the Executive Committee and other key executives for the previous year. At the same meeting, the Compensation Committee decides on the target compensation packages for these executives for the coming year.

In addition to the full-year assessment, the mid-year performance of other members of the Executive Committee is reviewed in June. At the same time, the Board also carries out a mid-year review of the performance of the individual businesses.

At any point during the year, special share awards may be granted for performance or retention reasons.

Compensation of Other Executive Committee Members in 2007

At its meeting on January 10, 2008, the Compensation Committee decided on the amounts of variable compensation for 2007 for the other members of the Executive Committee by applying the principles described above. The specific compensation decision made for each member of the Executive Committee reflects their achievements against the financial and non-financial performance targets established for each of them at the beginning of the year.

Disclosure Principles for Executive Committee Compensation

The table below discloses the compensation granted to members of the Executive Committee for 2007. The following paragraphs describe the principles underlying the data in the table.

Alignment of Reporting and Performance

The table synchronizes the reporting of annual compensation with the performance in that specific year, i.e. all amounts awarded for performance in 2007 are included in full.

Valuation Principles

Shares and share options under the compensation plans are generally granted with a vesting (1) period. In addition, associates in Switzerland, including members of the Executive Committee, may irrevocably block (2) shares received under any compensation plan for up to 10 years.

(1)                                Vesting refers to the waiting period under an equity-based incentive plan that must expire before the associate becomes irrevocably entitled to the shares or share options involved. If an associate leaves before the end of the vesting period for reasons other than retirement, disability or death, the associate will generally forfeit his or her rights to unvested shares or share options.

(2)                                Blocking refers to the ability of associates in Switzerland to irrevocably commit not to sell their shares for a period of up to ten years from the date of grant. Novartis encourages associates to block their shares because doing so aligns the associates’ interests with those of shareholders.

The Compensation Committee believes that such restrictions affect the value of the shares and share options.

The Swiss Federal Tax Administration, in its Kreisschreiben Nr. 5, provides for a methodology pursuant to which unvested or blocked shares or share options shall be valued with a discount for each year they are unvested or blocked. In addition, for the valuation of share options, the Swiss Tax Authorities apply — in a standing practice for Novartis (since 1997) — an option valuation model based on Black-Scholes reflecting Novartis dividend assumptions.

In the Compensation Committee’s view, this is the appropriate methodology to report the economic value of shares and share options for executive compensation under Swiss law because, unlike IFRS, it takes into account that executives may only dispose of their shares or options following the expiry of the relevant vesting or blocking period. The application of this methodology to determine the value of the shares and share options granted for the year 2007 is explained in footnote 9 to the table below.

See note 28 to the Group’s consolidated financial statements for information on executive and director compensation as calculated under IFRS.

Loans and Other Payments to Members of the Executive Committee

Loans to Members of the Executive Committee

No loans were granted to current or former members of the Executive Committee during 2007. No such loans were outstanding as of December 31, 2007.

Other Payments to Members of the Executive Committee

During 2007, no payments (or waivers of claims) other than those set out in the Executive Compensation table below were made to current members of the Executive Committee or to “persons closely linked” (3) to them.

(3)                                “Persons closely linked” are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary.

Payments to Former Members of the Executive Committee

During 2007, no payments (or waivers of claims) were made to former members of the Executive Committee or to “persons closely linked” (3) to them.

EXECUTIVE COMMITTEE COMPENSATION FOR PERFORMANCE IN 2007 (1)

		Base
		Compensation	Variable Compensation					Other Compensation			Total		Total
													Including
							Long-Term	Special				Future	Future
							Performance	Share	Pension			LSSP (10)	LSSP (11,12)
			Bonus		Equity Plan “Select”		Plan	Awards	Benefits	Other		Match	Match
		Cash	Cash	Shares	Shares	Options	Shares	Shares				Shares
Name	Currency	(amount)	(amount)	(number) (2)	(number) (3)	(number) (4)	(number) (5)	(number) (6)	(amount) (7)	(amount) (8)	(amount) (9)	(number)	(amount)
Daniel Vasella (Chairman and Chief Executive Officer)	CHF	3 000 000	0	70 258	0	1 290 631	45 300	53 996	150 970	166 630	14 524 233	70 258	17 037 002
Urs Baerlocher (retired August 31, 2007)	CHF	560 000	0	9 444	18 887	0	5 766	0	61 292	0	1 835 054	0	1 835 054
Raymund Breu	CHF	1 098 504	0	17 221	0	421 798	8 329	0	98 361	0	3 747 235	17 221	4 207 486
Juergen Brokatzky-Geiger	CHF	630 920	0	8 903	0	109 016	4 783	0	185 628	12 823	1 984 822	8 903	2 410 938
Paul Choffat (retired May 11, 2007)	CHF	298 392	273 333	0	0	0	0	14 307	60 393	2 594 732	4 226 909	0	4 226 909
Thomas Ebeling	CHF	1 130 004	440 800	0	17 203	105 335	12 798	0	153 115	98 339	3 665 933	0	3 665 933
Mark C. Fishman	USD	925 000	15 458	13 372	34 097	184 870	8 763	0	160 834	106 509	4 689 956	13 372	5 269 114
Joseph Jimenez (joined April 16, 2007)	CHF	587 503	246 750	3 853	0	157 266	4 531	0	193 907	348 226	2 414 659	3 853	2 599 072
Joerg Reinhardt	CHF	915 004	0	17 237	57 456	0	6 947	10 000	166 206	29 522	5 080 767	17 237	5 697 247
Andreas Rummelt	CHF	906 674	0	14 066	46 886	0	6 871	0	169 552	10 257	4 872 511	14 066	5 545 738
Thomas Wellauer	CHF	616 670	0	8 712	0	106 693	4 682	0	167 864	8 880	1 848 447	8 712	2 265 421
Total (13)	CHF	10 853 488	979 430	163 066	174 529	2 375 609	108 770	78 303	1 600 256	3 397 199	49 827 590	153 622	55 812 695

(1)	Does not include reimbursement for travel and other necessary business expenses incurred in the performance of their services as these are not considered compensation.

(2)

Participants elected to invest some or all of the value of their bonuses in the five-year Leveraged Share Savings Plan (LSSP) rather than to receive cash or to invest in the Swiss three-year Employee Share Ownership Plan (ESOP; if eligible). Daniel Vasella, Raymund Breu and Joerg Reinhardt have voluntarily and irrevocably extended the five-year blocking period of these shares to ten years; Urs Baerlocher has blocked his bonus award in unrestricted shares for ten years.

(3)

Thomas Ebeling has voluntarily and irrevocably blocked these shares (including the two-year vesting period) for ten years and Joerg Reinhardt for five years; Urs Baerlocher has blocked his “Select” share award for ten years.

(4)

Novartis employee share options are tradable. Options granted under the Novartis Equity Plan “Select” outside North America will expire on January 10, 2018, have a two-year vesting period in Switzerland (three years in other countries) and have an exercise price of CHF 64.05 per share (the closing price of Novartis shares on the grant date of January 11, 2008). Options on ADSs granted to participants in North America will expire on January 10, 2018, have a three-year vesting period and an exercise price of USD 57.96 per ADS (the closing price of Novartis ADSs on the grant date of January 11, 2008).

(5)

Awarded under the Long-Term Performance Plan based on the achievement of Economic Value Added (EVA) objectives over the performance period ended December 31, 2007. Daniel Vasella, Urs Baerlocher, Raymund Breu and Joerg Reinhardt have voluntarily and irrevocably blocked these shares for ten years, Thomas Wellauer for five years and Joseph Jimenez for three years.

(6)

Consists of unrestricted share awards to Daniel Vasella and Paul Choffat, and a restricted share award to Joerg Reinhardt with a five-year cliff vesting period. Daniel Vasella and Joerg Reinhardt have voluntarily and irrevocably blocked these shares for ten years.

(7)	Service costs of pension and post-retirement healthcare benefits accumulated in 2007, and employer contributions to defined contribution pension plans in 2007.

(8)	Includes perquisites and other compensation paid during the year; does not include cost allowances and tax-equalization payments regarding the international assignment of Joerg Reinhardt.

(9)

Values of shares granted are discounted by 6% per year depending on the length of the combined vesting and blocking period. For example, the value of a share award subject to a two-year vesting/blocking period calculated in accordance with the described methodology equals 89% of its market value at the grant date. The value of a share award with a combined vesting/blocking period of ten years equals 55.839% of its market value at the grant date. The closing share price on the grant date (January 11, 2008) was CHF 64.05 per Novartis share and USD 57.96 per ADS.

The values of share options granted are reported based on the valuation principles contained in a tax ruling from the Swiss tax authorities, reflecting the principles as disclosed in the aforementioned Kreisschreiben Nr. 5. According to this methodology, tradable share options under the Equity Plan “Select” with a vesting period of two years have a value of CHF 3.88 per option at grant. The corresponding value for share options on ADSs with a vesting period of three years is USD 3.98 per option.

(10)

Reflects shares to be awarded in the future if the associate remains with the Group. The members of the Executive Committee were invited to invest their bonus awards for 2007 in the leveraged share saving plans — either the three-year Swiss Employee Share Ownership Plan (ESOP) or the five-year Leveraged Share Savings Plan (LSSP) — to further align their interest with those of the shareholders. Under the plan rules, participants will receive additional shares (“matching shares”) after the expiration of either the three- or five-year vesting period. Under the five-year LSSP plan, each share invested entitles the participant to receive one matching share. Under the three-year ESOP plan, for every two shares invested, the participant receives one matching share. If a participant leaves prior to the expiration of the vesting period, in general no matching shares will be awarded. Raymund Breu has voluntarily and irrevocably blocked these matching shares for 15 years (including the five-year vesting period); Daniel Vasella and Joerg Reinhardt have voluntarily and irrevocably blocked these matching shares for ten years (including the five-year vesting period).

(11)

The values of shares and options reflected in this column have been calculated using the valuation methodology described in footnote 9. Regarding the valuation of matching shares (please see footnote 10) the following applies: If a member of the Executive Committee has chosen to irrevocably block the shares to be received in the future under the five-year Leveraged Share Savings Plan for an additional 10 years, (leading to a combined vesting/ blocking period of 15 years), then the value of the matching shares reflected in the table will be 41.727% of the share price on the grant date. The closing share price on the grant date (January 11, 2008) was CHF 64.05 per Novartis share and USD 57.96 per ADS.

(12)	All amounts are gross amounts (i. e. including social security due by the employee). The employer’s share of social security contributions is not included.

(13)	Amounts in USD for Mark Fishman were converted at a rate of CHF 1.199802 = USD 1.00, which is the same average foreign exchange rate used in the Group’s consolidated financial statements.

Non-Executive Director Compensation

General Principles

Based on a proposal made by the Compensation Committee, the Board determines the compensation of Non-Executive Directors. They receive an annual fee in an amount that varies with the responsibilities of each Director. They do not receive additional fees for attending meetings or acting as committee chairs.

Directors can choose to receive the annual fee in cash, shares or a combination. Directors cannot get share options.

Contracts with Non-Executive Directors

There are no service contracts with any Non-Executive Director other than with Alexandre F. Jetzer. The contract with Alexandre F. Jetzer does not provide for any severance payments or for benefits upon termination.

Loans and Other Payments to Non-Executive Directors

Loans to Non-Executive Directors

No loans were granted to current or former Non-Executive Directors during 2007. No such loans were outstanding as of December 31, 2007.

Other Payments to Non-Executive Directors

During 2007, no payments (or waivers of claims) other than those set out in the Executive Compensation table above were made to current Non-Executive Directors or to “persons closely linked” to them (see definition on page 133).

Payments to Former Non-Executive Directors

During 2007 no payments (or waivers of claims) were made to former Non-Executive Directors or to “persons closely linked” to them (see definition on page 133), except for CHF 63 192 that was paid to the Honorary Chairman.

Compensation to Non-Executive Directors in 2007 (1)

	Annual Cash	Shares	Total (2)
	Compensation (CHF)	(number)	CHF
Ulrich Lehner Vice Chairman Lead Director Chairman’s Committee (Member) Compensation Committee (Member) Audit and Compliance Committee (Chair) Corporate Governance and Nomination Committee (Member)	656 250	5 405	1 050 005
Hans-Joerg Rudloff Vice Chairman Chairman’s Committee (Member) Compensation Committee (Chair), Audit and Compliance Committee (Member) Corporate Governance and Nomination Committee (Member)	789 890	0	789 890
Peter Burckhardt Audit and Compliance Committee (Member)	16 875	6 178	334 155
Srikant Datar Audit and Compliance Committee (Member)	264 375	2 549	450 070
William W. George Chairman’s Committee (Member) Compensation Committee (Member) Corporate Governance and Nomination Committee (Chair)	150 050	6 177	600 045
Alexandre F. Jetzer (3)	10 396	4 805	205 858
Pierre Landolt Corporate Governance and Nomination Committee (Member)	128 401	4 036	422 424
Andreas von Planta Audit and Compliance Committee (Member)	323 045	2 060	435 188
Wendelin Wiedeking	112 493	3 532	369 800
Rolf M. Zinkernagel Corporate Governance and Nomination Committee (Member)	423 478	3 569	641 781
Total	2 875 253	38 311	5 299 216

(1)	Does not include reimbursement for travel and other necessary business expenses incurred in the performance of their services as these are not compensation.

(2)

A Non-Executive Director who is tax resident of Switzerland can voluntarily and irrevocably choose to block the shares. In 2007, Peter Burckhardt blocked his shares for six years, Alexandre F. Jetzer for ten years, Andreas von Planta for five years and Rolf M. Zinkernagel for three years. The value of the shares reflected in this table have been calculated using the valuation methodology described under Disclosure Principles for Executive Committee Compensation — Valuation Principles.

(3)	In addition, Alexandre F. Jetzer was paid CHF 300 000 for consulting services.

Ownership of Novartis Shares and Share Options by Executive Committee Members

Ownership Guidelines

The Board requires Executive Committee members to own at least a certain multiple of their base salary in Novartis shares or vested tradable share options. The multiple is five for the Chairman and Chief Executive Officer and three for other Executive Committee members. Executive Committee members are given three years from the date of nomination to comply with the minimum shareholding requirements. In the event of a substantial drop in the share price, the Board may, at its discretion, extend that time period. As of January 11, 2008, all Executive Committee members who have served at least three years on the Executive Committee, complied with the share ownership guidelines.

Shares and Share Options Owned

The total number of vested and unvested Novartis shares (excluding unvested matching shares from leveraged share savings plans) and share options owned by members of the Executive Committee as of January 11, 2008 is shown in the table below.

As of January 11, 2008, no member of the Executive Committee together with “persons closely linked” to them (see definition on page 133) owned 1% or more of the outstanding shares of Novartis, either directly or through share options.

Shares Owned by Executive Committee Members

Number of Shares Owned (1)
Daniel Vasella	2 020 319
Raymund Breu	386 527
Juergen Brokatzky-Geiger	89 488
Thomas Ebeling	277 843
Mark C. Fishman	232 640
Joseph Jimenez	13 164
Joerg Reinhardt	355 965
Andreas Rummelt	233 257
Thomas Wellauer	33 252
Total	3 642 455

(1)	Includes holdings of “persons closely linked” to members of the Executive Committee (see definition on page 133).

Share Options Owned by Executive Committee Members

	Number of Share Options Owned (1)
	2008	2007	2006	2005	2004	Other	Total
Daniel Vasella	1 290 631	802 855	0	1 387 790	103 808	0	3 585 084
Raymund Breu	421 798	479 929	416 667	496 381	324 556	0	2 139 331
Juergen Brokatzky-Geiger	109 016	55 130	47 620	34 127	9 559	0	255 452
Thomas Ebeling	105 335	317 529	0	0	0	0	422 864
Mark C. Fishman	184 870	142 724	124 876	151 659	112 932	254 748	971 809
Joseph Jimenez	157 266	0	0	0	0	0	157 266
Joerg Reinhardt	0	158 787	105 687	0	48 933	0	313 407
Andreas Rummelt	0	0	0	0	0	0	0
Thomas Wellauer	106 693	0	0	0	0	0	106 693
Total	2 375 609	1 956 954	694 850	2 069 957	599 788	254 748	7 951 906

(1)

Share options disclosed for a specific year were granted under the Novartis Equity Plan “Select”. The column “Other” refers to options granted in 2003 or earlier, and to options bought by the members of the Executive Committee or “persons closely linked” to them on the market (see definition on page 133).

Terms of Options Granted to Members of the Executive Committee

The share options granted to the members of the Executive Committee under the share-based compensation plans are exercisable for one share each (1:1). The terms of the options granted since 2004 are shown in the table:

	Exercise Price	Vesting (years)	Term
Grant Year	(CHF/USD)	(CH/US)	(years)
2008	64.05/57.96	2/3	10
2007	72.85/58.38	2/3	10
2006	71.30/54.70	2/3	10
2005	57.45/47.84	2/3	10
2004	57.45/46.09	2/3	10

Ownership of Novartis Shares and Share Options by Non-Executive Directors

Ownership Guidelines

Non-Executive Directors are required to own at least 5 000 Novartis shares within three years after joining the Board. As of December 31, 2007, all Non-Executive Directors who have served at least three years on the Board complied with these share ownership guidelines.

Shares and Share Options Owned

The total number of vested and unvested shares and share options owned by Non-Executive Directors and persons closely linked to them as of January 11, 2008 is shown in the tables:

Number of Shares Owned (1)
Ulrich Lehner	22 193
Hans-Joerg Rudloff	109 791
Peter Burckhardt	19 052
Srikant Datar	11 952
William W. George	125 042
Alexandre F. Jetzer	75 335
Pierre Landolt	19 709
Andreas von Planta	104 238
Wendelin Wiedeking	19 118
Marjorie M. Yang	3 800
Rolf M. Zinkernagel	22 800
Total	533 030

(1)	Includes holdings of “persons closely linked” to Non-Executive Directors (see definition on page 133).

	Number of Share Options Owned
	Granted by Novartis in	Other Share Options
	2002 or earlier (1)	Acquired in the Market (2)	Total
Ulrich Lehner	0	0	0
Hans-Joerg Rudloff	24 570	0	24 570
Peter Burckhardt	0	0	0
Srikant Datar	10 000	0	10 000
William W. George	44 835	0	44 835
Alexandre F. Jetzer	32 214	0	32 214
Pierre Landolt	24 191	0	24 191
Andreas von Planta	0	0	0
Wendelin Wiedeking	0	0	0
Marjorie M. Yang	0	0	0
Rolf M. Zinkernagel	23 597	0	23 597
Total	159 407	0	159 407

(1)

The last year in which Novartis granted share options to Non-Executive Directors was in 2002. In 2002, Novartis granted 79 087 share options to Non-Executive Directors at an exercise price of CHF 62 and a term of 9 years.

(2)	Includes holdings of “persons closely linked” to Non-Executive Directors (see definition on page 133).

As of January 11, 2008, none of the Non-Executive Directors together with “persons closely linked” to them (see definition on page 133) owned 1% or more of outstanding shares of Novartis, either directly or through share options.

Pensions and Healthcare Plans

General Policy

Pension benefits at Novartis are generally designed to provide a safety net against financial hardship that may result from disability or death as well as to provide a reasonable level of retirement income reflecting the number of years of service with Novartis. As a general policy, the level of pension benefits provided to associates is country specific and is influenced by local market practice and regulations. Since a significant number of associates are employed either in Switzerland or the US, the pension and healthcare benefits in those countries are described in more detail below.

Swiss Pension Plans

Swiss Pension Fund

The Swiss Pension Fund of Novartis operates a defined benefit plan that provides retirement benefits and risk insurance for death and disability. The Swiss Pension Fund is funded by contributions from Group companies and the insured associates. The Swiss Pension Fund insures remuneration up to a maximum base salary of CHF 220 000 per year, reduced with an offset of 30% of salary up to a maximum of CHF 24 120. Bonuses of associates with base salaries below CHF 220 000 are insured through a defined contribution incentive/bonus pension plan, which is financed through contributions by Novartis and the insured associates.

Swiss Management Pension Fund

The Swiss Management Pension Fund is essentially a defined contribution plan that also provides retirement benefits and risk insurance for death and disability for components of remuneration in excess of the maximum insurable amount of base salary described in the previous paragraph. The Swiss Management Pension Fund insures base salary above CHF 220 000, and bonus, up to an aggregate maximum of CHF 795 600; it is funded through contributions by Novartis and the insured associates.

US Pension Plans

US Defined Benefit Plan

The pension plan for certain US-based associates of Novartis Corporation and its US affiliates is a funded, tax-qualified, non-contributory defined benefit pension plan. The amount of annual earnings covered by the pension plan is generally equal to the associate’s base salary and annual bonus. The amount of annual earnings that may be considered in calculating benefits under this pension plan is limited by law (in 2007: USD 225 000). Novartis Corporation and its US affiliates also maintain various unfunded supplemental pension plans to cover associates for amounts over and above this limitation. The defined benefit pension plans were closed for new entrants in 2003 and 2005 and as from January 1, 2006, new US-based associates all participate in the US defined contribution plans described below.

US Defined Contribution Plans

Associates of a Group company located in the US generally are eligible to participate in tax-qualified defined contribution plans in which they may contribute a portion of their annual compensation (subject to the annual limitation described above) and receive a matching contribution from the company that is generally USD 1 for each USD 1 contributed by the participant. Associates can receive up to 6% of their base salary and annual bonus as employer contributions.

In addition, certain Group companies in the US sponsor defined contribution plans, with contributions ranging from 3% to 10% of annual covered compensation. Associates who still accrue service years in the US defined benefit plan do not receive such company contributions.

Novartis Corporation and its US subsidiaries also maintain various unfunded supplemental defined contribution plans to cover associates for amounts over and above the USD 225 000 limitation.

Healthcare Plans

In Switzerland, Novartis does not provide healthcare benefits to associates. In other countries, healthcare plans have been established in accordance with local market practices.

In the US, all Group companies offer associates healthcare benefits that are subsidized by the company. Certain Group companies also provide contributory post-retirement medical programs that complement US government-provided Medicare.

Benefits to the Members of the Executive Committee

The members of the Executive Committee (with the exception of Mark C. Fishman) participate in the same Swiss pension plans as other associates employed in Switzerland. The Swiss Pension Fund aims to provide a maximum pension of 60% of the insured remuneration under its plan. For participants in the Swiss Management Pension Fund, Novartis pays 20% of the insured remuneration as an additional contribution.

The US defined benefit pension formula that applies to Mark C. Fishman is a pension equity plan (PEP) formula that applies to other participating US associates. Benefits under the PEP formula are based on:

•	The associate’s highest average earnings for a five-calendar year period during the last 10 calendar years of service with Novartis; and

•

The associate’s accumulated PEP credits (expressed as a percentage of final average earnings, and ranging from 2% to 15% for each year of service based on the associate’s attained age and accumulated service in a particular year).

Benefits accrued under the PEP plan are payable after retirement in the form of an annuity or a lump sum. The US defined contribution plan that applies to Mark C. Fishman is the same plan that applies to other participating US associates; however, the additional company contribution does not apply to him.

In 2007, contributions to defined benefit plans amounted to USD 14 760 for Mark C. Fishman and CHF 162 937 for other members of the Executive Committee. For defined contribution plans, the contribution amounted to USD 55 655 for Mark C. Fishman and CHF 1 013 663 for other members of the Executive Committee.

Executive Committee Accumulated Pension Benefits

The pension benefits accumulated by Executive Committee members in the defined benefit plans as of December 31, 2007, as well as the employer pension contributions in 2007, are summarized in the following table:

		Accumulated	Employer	Employer
		Benefit	Contributions	Contributions
		in Defined	to Defined	to Defined
	Currency	Benefit Plans (1)	Benefit Plans	Contribution Plans
Daniel Vasella	CHF	86 304	18 632	125 340
Urs Baerlocher	CHF	117 672	12 422	83 560
Raymund Breu	CHF	106 896	18 632	125 340
Juergen Brokatzky-Geiger	CHF	90 459	18 609	120 476
Paul Choffat (2)	CHF	98 676	7 754	41 780
Thomas Ebeling	CHF	70 116	18 632	115 120
Mark C. Fishman	USD	91 003	14 760	55 655
Joseph Jimenez	CHF	1 968	12 406	57 187
Joerg Reinhardt	CHF	78 696	18 632	115 120
Andreas Rummelt	CHF	87 168	18 609	115 120
Thomas Wellauer	CHF	419 172	18 609	114 620

(1)	Accumulated benefits may include voluntary employee contributions or transfers of portability sums from previous employers’ pension funds.

(2)

Paul Choffat, who retired from his position in May 2007, was permitted to continue contributing to the Swiss Pension Fund and the Swiss Management Pension Fund as an external member at his own expense.

Benefits to Non-Executive Directors

No pension benefits are granted to Non-Executive Directors.

Approval of the Remuneration Report

The Board is convinced that the Remuneration Report should not be submitted to a consultative shareholders’ vote because the individual performance assessment and the determination of compensation of the members of the Executive Committee is the responsibility of the Compensation Committee and the Board.

NOVARTIS GROUP FINANCIAL REPORT 2007

CONTENTS

NOVARTIS GROUP FINANCIAL REPORT 2007

FINANCIAL HIGHLIGHTS 2007 - CONTINUING OPERATIONS UNLESS STATED OTHERWISE

	2007	2006	%
KEY FIGURES	USD millions	USD millions	Change
Net sales
– total Group (1)	39 800	37 020	8
– continuing operations	38 072	34 393	11
Operating income excluding environmental and restructuring charges (2)	7 815	7 642	2
Operating income	6 781	7 642	-11
Net income
– continuing operations	6 540	6 825	-4
– total Group (1)	11 968	7 202	66
Change in net liquidity (1)	6 754	-1 826
Equity at year end (1)	49 396	41 294	20
Basic earnings per share (USD)
– continuing operations	2.81	2.90	-3
– total Group (1)	5.15	3.06	68
Dividends per share (CHF) (3)	1.60	1.35	19

(1)	Total Group – including discontinued Consumer Health operations.
(2)

2007 excludes USD 590 million of Corporate environmental charge and USD 444 million (Pharmaceuticals: USD 307 million; Consumer Health: USD 97 million; Corporate: USD 40 million) of “Forward” initiative restructuring charge

(3)	2007: Proposal to shareholders’ meeting
(4)	Not meaningful

KEY FINANCIAL DEVELOPMENTS IN 2007

TOTAL GROUP

achieves record results in 2007 as net sales grow 8% (+3% in local currencies (lc)) to USD 39.8 billion and net income advances 66% to USD 12.0 billion. Results include contributions from Medical Nutrition and Gerber until divestment during 2007 and an after-tax divestment gain of USD 5.2 billion in net income

NET SALES FROM CONTINUING OPERATIONS	rise 11% (+6% in lc) to USD 38.1 billion on strong contributions particularly from Sandoz and Vaccines and Diagnostics

PHARMACEUTICALS

benefits from strong growth of many top brands and double-digit expansion in Europe, Latin America and key emerging markets. Net sales rise 6% (+2% lc), but US net sales fall 8% on adverse impact of generic competition for some products and Zelnorm suspension

VACCINES AND DIAGNOSTICS

expands net sales by 52% (+47% lc) to USD 1.5 billion on increased deliveries of vaccines for tick-borne encephalitis, seasonal influenza and pediatric immunization as well as blood testing products. Net sales up 25% on 2006 full-year comparable basis

SANDOZ

posts dynamic performance as net sales rise 20% (+ 13% lc) thanks mainly to the US, launches of difficult-to-make generics as well as initiatives in Eastern Europe and emerging markets. Operating income grows much faster than net sales

CONSUMER HEALTH

successfully divests Medical Nutrition and Gerber businesses. Net sales from continuing operations up 11% (+6% lc) on double-digit growth in OTC and Animal Health, while CIBA Vision grows on improved product supplies

OPERATING INCOME FROM CONTINUING OPERATIONS

includes charges of approximately USD 1 billion for Corporate environmental provision increase (USD 590 million) and “Forward” initiative (USD 444 million), leading to 11% decline. Excluding these charges, operating income rises 2%

NET INCOME FROM CONTINUING OPERATIONS	declines 4%, reflecting the impact of significant charges in 2007, but also improved financial income and a lower tax rate

EARNINGS PER SHARE	rise 68% to USD 5.15 for the total Group, while EPS from continuing operations falls 3% to USD 2.81

DIVIDEND	proposed to shareholders for 2007 of CHF 1.60 per share, a 19% increase from CHF 1.35 in 2006 and an estimated dividend payout ratio of 49% of net income from continuing operations

OPERATING AND FINANCIAL REVIEW

This operating and financial review should be read together with the consolidated financial statements in this Annual Report. The consolidated financial statements and the financial information discussed below have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board. Following a unanimous vote by the US Securities and Exchange Commission (SEC) to amend the relevant rules in November 2007, Novartis no longer provides a reconciliation to US Generally Accepted Accounting Principles.

Overview

Novartis provides healthcare solutions that address the evolving needs of patients and societies worldwide with a broad portfolio that includes innovative medicines, preventive vaccines and diagnostic tools, generic pharmaceuticals and consumer health products. Novartis is the only company to have leadership positions in each of these areas.

The Group’s businesses are divided on a worldwide basis into the following four operating divisions:

•                  Pharmaceuticals (brand-name patented pharmaceuticals)

•                  Vaccines and Diagnostics (human vaccines and molecular diagnostics)

•                  Sandoz (generic pharmaceuticals)

•                  Consumer Health (over-the-counter medicines (OTC), animal health medicines, and contact lenses and lens-care products)

Novartis completed the divestment of its remaining non-healthcare businesses in 2007 with the sale of the Medical Nutrition Business Unit (effective July 1) and the Gerber Business Unit (effective September 1). Both were previously included in the Consumer Health Division, but have now been classified as discontinued operations in this Financial Report. These businesses were sold in separate transactions to Nestlé S.A., resulting in a combined after-tax net divestment gain of USD 5.2 billion.

Novartis achieved total Group net sales of USD 39.8 billion in 2007, an increase of 8% (+3% in local currencies), while net income advanced 66% to USD 12.0 billion. These results include contributions from Medical Nutrition and Gerber before their divestment in 2007 and the after-tax divestment gain of USD 5.2 billion.

For the Group’s continuing operations, which are now solely focused on healthcare, net sales rose 11% (+6% lc) to USD 38.1 billion in 2007 thanks to strong contributions particularly from Sandoz and Vaccines and Diagnostics.

Operating income from continuing operations declined 11% to USD 6.8 billion as it was affected by lost contributions in Pharmaceuticals following the entry of generic competition and the suspension of Zelnorm in the US as well as by a number of significant charges including impairment of intangible assets; a restructuring provision of USD 444 million related to a new productivity initiative called “Forward” and a USD 590 million increase in Corporate environmental provisions, which includes the related share of any potential remediation costs for historical landfills in the Basel region. Excluding the “Forward” restructuring and Corporate environmental liability charges, operating income from continuing operations rose 2%.

Net income from continuing operations fell 4% to USD 6.5 billion from USD 6.8 billion in 2006, and included higher contributions of income from associated companies, improved financial income and a lower effective tax rate compared to 2006. As a result, earnings per share from continuing operations declined 3% to USD 2.81 in 2007 from USD 2.90 in 2006.

Headquartered in Basel, Switzerland, the Group employed approximately 98 200 full-time equivalent associates as of December 31, 2007 and has operations in approximately 140 countries around the world.

Factors Affecting Results of Operations

A number of key factors influence the Group’s results of operations and the development of its businesses.

The overall global healthcare market is predicted to continue growing due to a combination of demographic and socio-economic factors. The aging of the world’s population as well as more sedentary lifestyles and poor nutritional habits, both in industrialized countries as well as emerging markets, are leading to a rising incidence of chronic diseases and prompting greater use of medicines. At the same time, new medicines are gaining approvals to better treat many diseases as a result of technological advances and consistent investments in innovation.

The growing burden of healthcare costs as a percentage of gross domestic product in many countries, however, means that governments and payors are under intense pressure to control costs even more tightly. As a result, the healthcare industry is operating in an ever more challenging environment, one marked by government-controlled health authorities and managed care providers, particularly in the United States, that are taking aggressive actions to cut costs and restrict access to higher priced new medicines. Some generic drug manufacturers, meanwhile, have also become more aggressive in challenging intellectual property rights for patented medicines. At the same time, investments needed for the research and development (R&D) of new medicines have risen dramatically, in part because of increasing scrutiny of drug safety and efficacy.

In response to this dynamically changing environment, Novartis has built up its presence in businesses that go beyond the traditional focus on patent-protected medicines to include preventive vaccines and diagnostics, generic pharmaceuticals and targeted consumer health products. The Group has invested heavily in all of these businesses — through initiatives intended to drive organic growth as well as acquisitions — and will continue to do so in the future.

Novartis believes this diversified portfolio, focused on healthcare, best addresses the needs of patients and customers, providing a range of products that offer important treatment benefits for many diseases while also helping to reduce overall healthcare costs. A large and growing number of patients, physicians and payors worldwide can benefit from the broad range of products offered by Novartis. These include new and better medicines with improved efficacy and safety (Pharmaceuticals), preventive vaccines and diagnostic tools (Vaccines and Diagnostics), off-patent generic pharmaceuticals (Sandoz) and readily available products to support day-to-day health (Consumer Health).

This portfolio also helps Novartis to mitigate the negative impact of increasing challenges in the area of patent-protected medicines and offers attractive opportunities to benefit from expected faster growth in other healthcare areas, particularly in human vaccines and generics.

Fundamental Drivers Remain Strong

The global healthcare market is predicted to continue growing based on many factors, including demographic changes and other socio-economic developments. As a result, Novartis expects its businesses to keep expanding in the coming years, both in the established markets of the United States, Western Europe and Japan as well as in priority emerging markets.

Aging Population with Increasing Healthcare Needs

The elderly represent a rapidly growing proportion of the world’s population, as a result of increasing life expectancy and reduced birth rates. Indeed, it is estimated that for every five years since 1965, roughly one additional year has been added to life expectancy at birth in developed countries. This dramatic demographic change is expected to have a major impact on the industry since healthcare expenditures rise with age. The number of people age 65 and older more than tripled to a record 420 million worldwide in 2000 from only 130 million in 1950, according to a study in 2001 by the US Census Bureau and the National Institute on Aging. This study further predicted that one in five people in the US will be 65 or older by 2030, and that this proportion will be even higher in other developed countries such as Italy and Japan. This trend may also become significant in many emerging markets, with some countries in Southeast Asia expected to witness the most dramatic changes in the composition of their populations.

Novartis has a significant number of products in its portfolio that may be of particular use to the elderly, in particular for cardiovascular disease as well as other often age-related conditions that include breast cancer, Alzheimer’s disease, osteoporosis, age-related blindness and seasonal influenza.

Growing Importance of Emerging Markets

At a time of slowing growth in sales of pharmaceuticals in industrialized countries, the strong economic expansion in many emerging markets is leading to higher proportional growth and provides an increasing contribution to the industry’s global performance. According to IMS Health, a leading provider of industry information, the global pharmaceuticals market (both patent-protected and generic pharmaceuticals) is expected to grow at a slower pace in 2008 of approximately 5-6%, compared to 6-7% in 2007, resulting in industry sales of USD 735-745 billion. Key factors cited for the slowdown are tougher regulations and cost-control measures as well as the pending expiry of patent protection for many of the industry’s top-selling branded drugs.

For the first time, the seven largest markets — the US, Japan and the top five European countries — are expected in 2008 to contribute only about half of the industry’s incremental annual sales growth, which is based on expectations for sharply lower sales growth in countries including the US (4-5%) and Japan (1-2%). Indeed, IMS estimated that about two-thirds of prescriptions dispensed in the US in 2008 will be generics, up from 50% in 2003.

At the same time, the seven leading emerging markets — Brazil, China, India, Mexico, Russia, South Korea and Turkey — are expected to generate combined annual sales growth of 12-13% in 2008 totalling approximately USD 90 billion, but provide approximately one-fourth of the industry’s sales growth. Improving economies and greater spending on healthcare are considered the key factors.

Novartis has been taking steps to increase its presence in these priority emerging markets, and also in other emerging markets. For example, Novartis announced in 2007 the creation of a new cross-divisional operation to accelerate growth in small emerging markets, expanding the presence of all Novartis products in regions that include Northern and Sub-Saharan Africa, Central Asia and parts of Southeast Asia.

In 2007, approximately 66% (2006: 69%) of net sales from continuing operations were generated by Novartis in the world’s seven largest markets, while 9% (2006: 8%) of net sales came from the seven leading emerging markets listed above. However, combined net sales in these seven priority emerging markets grew 25% in 2007 compared to 6% in the seven largest markets. Novartis expects emerging markets to make increasingly significant contributions to the Group’s future results of operations.

Lifestyle Changes Lead to Higher Prevalence of Chronic Illnesses

Economic growth and food industry dynamics in both industrialized and emerging countries have led to changes in lifestyles, in particular to people becoming more sedentary and adopting poor dietary habits. These trends have led to a rapid rise in the incidence of chronic illnesses that include obesity, chronic cardiovascular disease, diabetes, cancer and lung diseases. Novartis offers many products to help patients with these diseases and will continue to make significant investments into the research and development of new treatments.

Advances in Science and Technology Drive the Discovery of New Medicines

Ongoing technological discoveries and developments in the understanding of diseases are laying the foundation for improvements upon existing therapies as well as the creation of new treatments for medical conditions for which none currently exist or for which current treatment options are inadequate. R&D investments by the global pharmaceuticals industry have risen more than tenfold during the last 20 years, according to the US industry trade association PhRMA, leading to a significant increase in the number of drugs in recent years in development pipelines.

Based on recent advances in technologies, particularly those within the last decade that have advanced the analysis of human genome data, the number of drugs in development is expected to rise further thanks to improving information about the role of specific genes and proteins in the human body. Like other research-based pharmaceutical companies, Novartis is making major investments in these new technologies, which could have a fundamental effect on product development, and in turn could affect the Group’s results of operations.

Increasingly Challenging Business Environment

While the overall healthcare market has grown steadily in recent years, the competitive operating environment is becoming more challenging as a result of several factors, such as increasing cost pressures, the threat of patent expirations for leading products as well as a period of relatively low R&D productivity and increasing scrutiny of drug safety by regulatory agencies. Novartis believes it is well-positioned to address these challenges.

Record Level of Industry Patent Expirations and Increasingly Aggressive Generic Competition

The pharmaceuticals industry is confronted by a continuing high level of patent expirations, with products representing approximately USD 20 billion in combined annual sales set to lose patent protection in 2008, similar to levels seen in 2006 and 2007, according to IMS Health.

Given the continuous pressure of patent expirations, innovation is critical to the success of companies like Novartis. Sustainable growth can only be delivered by discovering and developing new products that address unmet needs, are accepted by patients and physicians, and are reimbursed by payors. The ability to gain regulatory approvals and successfully secure and defend intellectual property rights is particularly important for products in the Pharmaceuticals and Vaccines and Diagnostics Divisions. The loss of exclusivity for one or more important products — either due to patent expiration, generic challenges, competition from new branded products or changes in regulatory status — could have a material negative impact on the Group’s results of operations.

Like other healthcare companies, Novartis takes active steps to defend its intellectual property rights, including by initiating patent infringement lawsuits against generic drug manufacturers and, to a lesser degree, against other research-based pharmaceutical companies. Some generics manufacturers, however, are increasingly conducting so-called “at risk” launches of products that are still under legal challenge for patent infringement and before final resolution of legal proceedings.

In 2007, sales of four Novartis pharmaceutical products — Lotrel (high blood pressure), Lamisil (fungal infections), Trileptal (epilepsy) and Famvir (viral infections) — were negatively affected by the start of generic competition in the US, which in some cases was unexpected. These four products had combined 2006 annual net sales of approximately USD 2.6 billion in the US. As a result of generic competition, combined net sales in 2007 for these products declined 38% to USD 1.6 billion, and are expected to decline significantly further in 2008. The sharp and significant reduction in net sales of these products had an adverse effect on the 2007 results of operations of the Pharmaceuticals Division.

Other Novartis pharmaceutical products that are the subject of ongoing US patent litigation include Femara (breast cancer), Lescol (high cholesterol), Focalin/Ritalin LA (ADHD) and Comtan/ Stalevo (Parkinson’s disease). The loss of exclusivity of some of these products could have a significant adverse effect on the results of operations of the Pharmaceuticals Division. In addition, Neoral (transplantation) and Voltaren (pain), which are still among the Group’s top ten-selling products and had combined net sales of USD 1.7 billion in 2007, have already encountered generic competition in many markets, which may cause sales from these products to decline significantly in the future. A number of other top-selling products, including Diovan (high blood pressure) as well as Gleevec/Glivec and Zometa (both for cancers), could also potentially face generic competition in the coming years in various markets, particularly the US and Europe, either due to potential patent challenges or the regular expiration of patents. Diovan, Gleevec/Glivec and Zometa had combined net sales of USD 9.4 billion in 2007, and the loss of exclusivity of any one of these three products could have a significant adverse effect on the Group’s financial condition and results of operations.

Decline in R&D Productivity and Rising Scrutiny of Product Safety

Although advances continue to lead to breakthroughs in helping patients, the pharmaceuticals industry has been suffering from a dearth of new drugs gaining regulatory approvals in recent years. For example, the US Food and Drug Administration (FDA) approved only 18 entirely new drugs (new molecular entities) in 2007, the lowest single-year total since 1983, when there were 14 new approvals. This decline in productivity comes at a time when the worldwide pharmaceuticals industry is estimated to be spending more than USD 40 billion each year on R&D activities.

Following widely publicized issues such as Merck & Co., Inc.’s recall of its pain medicine Vioxx® in 2004, healthcare regulators are increasingly focusing on product safety and efficacy as well as on the risk/benefit profile of developmental drugs. This has led to requests for more clinical trial data with a significantly higher number of patients and for more detailed analyses. As a result, obtaining regulatory approvals has become more challenging for pharmaceutical companies. In addition, maintaining regulatory approvals has become increasingly expensive since companies are being required to gather far more detailed safety and other clinical data on products after approval.

As is the case with other industry competitors, Novartis has suffered setbacks in gaining regulatory approvals for new products as well as being able to keep products on the market, primarily in the Pharmaceuticals Division. For example, in March 2007, Galvus (diabetes) received a so-called “approvable” letter from the FDA requiring Novartis to conduct major additional clinical trials before US regulatory approval despite the subsequent approval in the European Union in September 2007. In March 2007, Novartis also suspended the marketing and sales of Zelnorm (irritable bowel syndrome) in the US and several other countries in response to a request from the FDA and for further discussions of the product’s risks and benefits. As a result of these suspensions, net sales of Zelnorm fell 84% to USD 88 million in 2007 as compared to 2006, and are expected to fall significantly further in 2008. A treatment access program was started in the US to continue providing Zelnorm to patients with inadequate alternatives. Novartis continues to hold discussions with regulatory agencies and believes Zelnorm offers important benefits to appropriate patients. Separately, in the second half of 2007, Prexige (osteoarthritic pain) was withdrawn from the market in Australia as well as in some countries of the European Union based on post-marketing reports of serious liver side-effects allegedly associated with long-term uses of higher doses, including the deaths of two patients in Australia.

Increasing Pressure on Drug Pricing and Access to Medicines

Prices for healthcare products, primarily patented medicines, continue to be the subject of significant political debate in many industrialized and developing countries. These debates focus on the relative costs of medicines at a time of rapidly rising overall expenditures for healthcare. As a result, payors — primarily government-controlled agencies and US insurance companies and managed care organizations — are exerting pressure on healthcare companies to cut prices, urging physicians to use more generics and restricting access to new medicines. Patients are also being forced to pay a larger contribution toward healthcare costs, which has limited growth for patented pharmaceuticals in countries such as the US but at the same time has led to growth in OTC (over-the-counter) and generics, areas where Novartis is one of the world leaders.

Strong Competition in Other Areas of the Novartis Healthcare Portfolio

Other businesses within the Novartis portfolio outside of the Pharmaceuticals Division face their own challenges.

While the anticipated strong growth outlook for the generics market and the pending loss of patent protection for several important industry products can create significant opportunities for the Sandoz Division, competition in this industry is very intense. Sandoz believes that it has certain competitive advantages based on its leadership positions in the world’s top generics markets as well as in its track record in gaining regulatory approvals for “difficult-to-make” generics that utilize innovative product applications. However, many of the division’s products are considered to be commodities with multiple sellers competing aggressively on price. In addition, pressure is increasing in some markets, particularly in Europe and the US, to further reduce generic prices. These pressures stem both from government regulations, and also from the division’s various distributors that are aggressively seeking to increase their profit margins at the expense of generic pharmaceutical manufacturers. Finally, a significant source of revenue for generics companies are exclusivity periods granted in certain markets — particularly the 180-day exclusivity period granted to companies in the US by the Hatch-Waxman Act. However, a number of factors have had the effect of limiting the availability of these 180-day exclusivity periods or of decreasing their value, including a variety of aggressive steps taken by branded pharmaceuticals companies to counter the growth of generics, and increased competition among generics companies to achieve these periods of exclusivity. These pricing pressures, and these efforts by competitors of the Sandoz Division have had, and likely will continue to have, a negative influence on Sandoz’s results of operations.

In the Vaccines and Diagnostics Division, the demand for some types of vaccines is seasonal, such as for influenza vaccines, while the demand for others, such as pediatric combination vaccines, are dependent upon birth rates in developed countries. Some vaccines, particularly seasonal influenza vaccines that make an important contribution to the division’s net sales and profits, are considered to be commodities, meaning that there are few therapeutic differences among vaccines offered by competitors. The ability to develop differentiated, effective and safe vaccines, to gain approval for inclusion in national immunization recommendation lists, and to consistently produce and deliver high-quality vaccines in time for the relevant disease season are critical to the success of the Vaccines and Diagnostics Division.

Novartis Strategies for Sustainable Growth

Novartis believes it has one of the best portfolios of businesses to address the demands of the dynamically changing healthcare environment. In going beyond the traditional focus on patent-protected pharmaceuticals, this diversified healthcare portfolio offers significant benefits to patients, physicians and payors, while also mitigating the negative impact of increasing industry challenges in the area of patent-protected pharmaceuticals and providing attractive opportunities to benefit from expected faster growth in areas such as vaccines, generics and consumer health.

The Group has one of the industry’s highest-rated product development portfolios, as demonstrated by the industry-leading 15 major US and European regulatory approvals in 2007, and is taking important steps to further strengthen its R&D capabilities. Efforts are also underway to find more efficient ways to support new product launches and to improve productivity.

Strengthen Strategic Healthcare Portfolio, Particularly Non-Pharmaceutical Businesses

Novartis expects each of its four divisions to play a significant role in the future success of the Group, providing opportunities for growth by offering a range of medicines and vaccines to patients, physicians and payors. Novartis will continue to evaluate opportunities to improve the competitiveness of these businesses and to better position the Group for success. The strong performances of both the Vaccines and Diagnostics and Sandoz Divisions in 2007 reflect the positive impact of recent investments in these fast-growing businesses. The focused diversification that Novartis’ four businesses offer also helps to balance industry risks such as those recently encountered in the Pharmaceuticals Division in the US that include increasing regulatory scrutiny of drug safety and efficacy as well as lost sales as a result of more aggressive and risk-taking generics manufacturers.

Innovative Medicines

The aim of the Pharmaceuticals Division is to provide patients and physicians with new and better medicines with improved efficacy and fewer side-effects. Novartis ranks as one of the top 10 companies based on sales of patent-protected medicines, with leading positions in cardiovascular and cancer treatments and an expanding presence in neuroscience. Viewed as having one of the most respected pipelines in the industry, Novartis will continue to invest heavily in research and development — particularly in biologic therapies. Novartis is also reviewing ways to more efficiently support new product launches by utilizing new technologies and advanced marketing tools. Novartis also considers itself to be a preferred partner for strategic alliances with biotechnology companies — both for development compounds as well as new technologies — and these collaborations will remain important to future business developments.

Prevention

The Vaccines and Diagnostics Division was created in April 2006 following the Group’s acquisition of the remaining stake in Chiron Corporation not already held by Novartis, providing access to the fast-growing human vaccines market. This division markets vaccines and diagnostic tools that protect against life-threatening diseases. Novartis further strengthened this business in September 2007 by entering into a strategic alliance with Intercell, an Austrian biotechnology company focused on vaccines development.

Cost-Saving Alternatives

Sandoz markets generic products that replace branded medicines after patent expiry and free up funds for healthcare payors to spend on innovative medicines. With the acquisition in 2005 of two leading generic pharmaceuticals companies (Hexal AG and Eon Labs, Inc.), Sandoz became the world’s second-largest generics company, with strengths in difficult-to-make generics and innovative product applications, including device technologies. Given these capabilities, which provide access to higher-value areas of the generics market, Novartis expects Sandoz to become an increasing contributor to the Group’s future results of operations.

Patient and Consumer Empowerment

The Consumer Health Division — composed of the OTC, Animal Health and CIBA Vision Business Units — markets high quality consumer products. These businesses have gained market share in their respective segments through a focus on strategic brands, product innovation and expansion in emerging markets. While divesting non-core activities, Novartis has strengthened the three remaining healthcare businesses in the Consumer Health Division. For example, OTC was strengthened by acquiring the rights in 2006 to various OTC products in North America from Bristol-Myers Squibb Co., and Animal Health was supported by acquiring Sankyo Lifetech’s animal health business in Japan in 2007.

Step Up Innovation

Maintaining a competitive advantage in the healthcare industry requires significant investments in R&D. The ability of Novartis to continue to grow all of its businesses and replace lost sales due to the loss of exclusivity for important products — as a result of patent expiration, generic challenges, competition from new branded products or changes in regulatory status — depends upon the ability of the Group’s R&D activities to identify and develop high-potential breakthrough products and bring them quickly to the market.

Like its competitors in the healthcare industry, Novartis will continue making significant investments in drug discovery — particularly in biologic medicines and related technologies. Steps are also being taken to accelerate R&D activities throughout the Group and to find ways to lower attrition rates among pipeline products in the final stages before approval. For example, a reorganization of the Pharmaceuticals Development organization began in 2007 with the aim of strengthening project focus, integrating decision making at the therapeutic franchise level and simplifying development decision-making structures.

Novartis has also been building its position in biologics, consistently growing its capabilities and expertise in the R&D of all biologic therapies, which now represent 25% of the pre-clinical research portfolio. These types of treatments, often referred to as “large molecules,” are made from living cells and stimulate a response against specific disease targets. They are often intended to treat diseases that have been more challenging to treat with “small molecule” approaches based on chemical substances. In the second half of 2007, Novartis formed the new Novartis Biologics Unit, establishing a dedicated innovation unit, with a strong biotech culture in the areas of discovery and development unique to biologics, and with full access to the extensive Novartis discovery organization that generates many targets across multiple therapeutic areas.

The quality of the current development pipeline reflects investments made in the Group’s own R&D activities, in many cases more than 10-20 years ago, as well as recent acquisitions and licensing collaborations. Novartis has consistently had one of the highest R&D investment rates, as a percentage of net sales, in the industry, reflecting its commitment to bringing innovative and differentiated products to the market with novel therapeutic benefits.

Up to one-third of annual Pharmaceuticals Division R&D expenditures are used to reach licensing agreements with other companies, particularly specialized biotechnology companies, to co-develop promising compounds. These collaborations enable Novartis to capitalize on the potential of these compounds and to expand its development pipeline. To complement internal R&D activities, Novartis (like other pharmaceutical companies) has entered into a significant number of alliances in recent years. From time to time, Novartis also makes equity investments in a licensing partner or fully acquires a company to gain access to novel compounds. The industry-wide decline in R&D productivity in recent years, however, has lead to an increasing competition for collaborations with specialized niche players at the forefront of their particular field. Funding requirements for R&D activities are likely to continue to grow in the future and may, at times, even grow at a faster rate than net sales. These investments, however, are critical for the continuing success of Novartis. In 2007, Novartis invested USD 6.4 billion in R&D activities throughout the Group, a 21% increase over 2006.

Maximize Successful Product Launches

Efforts are underway to find more efficient ways to support new product launches and improve profit margins. A strong marketing message and rapid penetration of potential markets in different geographic territories are vital if a product is to attain peak sales as quickly as possible before the loss of patent protection or the entry of significant competitor products. Novartis continually evaluates the appropriateness of its marketing models in its divisions and adjusts the composition of its sales forces. For example, during 2007, Novartis reduced its US pharmaceuticals sales force by approximately 1 000 positions due to changes in the product portfolio.

In the Pharmaceuticals Division, Novartis obtained 15 major regulatory approvals in 2007 in the US and Europe for new pharmaceuticals and successfully launched a number of new and other recently approved products. These include regulatory approvals in 2007 for Exforge and Tekturna/Rasilez (high blood pressure), Exelon Patch (Alzheimer’s disease), Lucentis (age-related blindness), Tasigna (cancer) and Aclasta/Reclast (osteoporosis) as well as the continued rollout of Exjade (iron overload) and Xolair (asthma). For further information see “Results of Operations — Net sales — Pharmaceuticals Division key product highlights — Key new products” below.

Improve Organizational Efficiency

Novartis is constantly exploring ways to improve productivity. In particular, Novartis is taking actions to improve its competitiveness in a fast-changing healthcare environment through a new initiative that will result in a streamlined organizational structure and change the way the Group operates. This initiative, called “Forward,” is expected to generate significant cost savings and help prepare Novartis for future growth. At the same time, Novartis will continue investing in higher-value activities, particularly the R&D of new biological therapies and expansion in key emerging markets.

As part of “Forward”, Novartis will streamline and simplify organizational structures at its global headquarters as well as in the Pharmaceuticals and Consumer Health Divisions. These initiatives will remove excess management layers, eliminate structural duplications and reduce the amount of resources required for general and administrative functions. The organization will further evaluate ways to optimize supply networks worldwide, and Group-wide initiatives are underway to standardize and streamline shared functions — such as procurement, information technology and financial transaction processing — to provide greater benefits in cost management and economies of scale. Some of these administrative activities are also being outsourced or transferred to lower-cost countries.

Through these initiatives, which are designed to maximize the resources available to support ongoing profitable growth, Novartis aims to reduce its cost-base by approximately USD 1.6 billion by 2010 compared to 2007 levels. As a result of the related measures, Novartis recorded a pre-tax restructuring charge of USD 444 million in the fourth quarter of 2007. The various initiatives are being implemented primarily at the divisional level to ensure businesses can continue to meet the needs of customers as well as to ensure fair and respectful treatment of associates. Novartis will consult with works councils and comply with local labor laws. The proposed initiatives are expected to lead to the elimination of approximately 2 500 full-time positions, which represents approximately 2.5% of the Group’s current worldwide workforce. Novartis will try to minimize the number of affected associates through natural attrition, vacancy management and social programs.

Acquisitions, Divestments and Other Significant Transactions

Novartis has made several acquisitions and divestments in recent years that have had, and are expected to continue to have, a significant impact on the Group’s financial condition and results of operations.

In 2007, Novartis became focused solely on healthcare through the divestments of the remaining Medical Nutrition (effective July 1) and Gerber Business Units (effective September 1).

Contributions from strategic acquisitions have a significant impact on the Group’s results of operations as well. The remaining stake in Chiron Corporation was acquired in April 2006 to create the new Vaccines and Diagnostics Division, while Sandoz strengthened its position as a world leader in generics through the mid-2005 acquisitions of Hexal AG and Eon Labs, Inc.

As a result of these acquisitions and other strategic transactions, the Group’s results of operations are increasingly affected by charges for the amortization of intangible assets as well as impairment charges and other one-time costs related to the integration of acquisitions. These are described in more detail under “Effect of Intangible Asset Charges and Significant Exceptional Items”.

Novartis continually evaluates potential opportunities for targeted acquisitions or other strategic transactions, including product licensing agreements, that would improve the Group’s competitive position and create value for shareholders.

Divestments/Discontinued Operations in 2007

Consumer Health — Gerber Business Unit

On September 1, 2007, Novartis completed the divestment of the Gerber infant products Business Unit for approximately USD 5.5 billion to Nestlé S.A. A pre-tax divestment gain of approximately USD 4.0 billion was recorded in the third quarter of 2007.

Consumer Health — Medical Nutrition Business Unit

On July 1, 2007, Novartis completed the divestment of the remainder of the Medical Nutrition Business Unit for approximately USD 2.5 billion to Nestlé S.A. A pre-tax divestment gain of approximately USD 1.8 billion was recorded in the third quarter of 2007.

Both the Gerber and Medical Nutrition Business Units (including the Nutrition & Santé business) are reflected as discontinued operations in the Group’s consolidated financial statements included in this annual report. These businesses had combined 2007 net sales of USD 1.7 billion and operating income of USD 311 million before their divestment. In 2007, net income from discontinued operations, including the after-tax divestment gains, totaled USD 5.4 billion, compared to USD 377 million in 2006.

Other Significant Transactions in 2007

Vaccines and Diagnostics — Intercell

On September 28, 2007, Novartis entered into a strategic alliance with Intercell AG, an Austrian biotechnology company focused on vaccines development. As a consequence of the agreement, Novartis paid USD 383 million (EUR 270 million) and recorded USD 207 million (EUR 146 million) of intangible assets and acquired an additional 4.8 million shares for USD 176 million (EUR 124 million), which increased the Novartis holding in Intercell to 15.9%.

Pharmaceuticals — Betaseron®

On September 14, 2007, Novartis and Bayer Schering Pharma AG received regulatory approval to complete an agreement related to various rights for the multiple sclerosis treatment Betaseron® under an earlier agreement between Schering and Chiron Corporation, transferred to Novartis in April 2006. Under the new agreement, Novartis received a one-time payment of approximately USD 200 million, principally for manufacturing facilities transferred to Bayer Schering, as well as receiving the rights to market its own branded version of Betaseron® starting in 2009 (pending regulatory approvals).

Acquisitions in 2006

Pharmaceuticals — NeuTec Pharma

In 2006, Novartis acquired 100% of NeuTec Pharma plc, a biopharmaceuticals company specializing in hospital anti-infectives, for USD 606 million. Novartis has fully consolidated NeuTec’s financial results, which have not included any sales, in its financial statements since July 14, 2006.

Pharmaceuticals and Vaccines and Diagnostics — Chiron

On April 20, 2006, Novartis completed the acquisition of the remaining 56% of the shares of Chiron Corporation that Novartis did not already own for approximately USD 5.7 billion. For the period from January 1, 2006 until completion of the acquisition, the 44% minority interest in Chiron held by Novartis was accounted for using the equity method. For the period after completion of the acquisition, Chiron has been fully consolidated with its identifiable assets and liabilities being revalued to their fair value at the date of acquisition. Following the acquisition, Chiron’s vaccines and diagnostic activities are reported as a separate Division, called Vaccines and Diagnostics, and its pharmaceuticals activities are consolidated into the Pharmaceuticals Division’s results.

Divestments/Discontinued Operations in 2006

Consumer Health — Nutrition & Santé

On February 17, 2006, Novartis completed the sale of Nutrition & Santé for USD 211 million to ABN AMRO Capital France, resulting in a pre-tax divestment gain of USD 129 million.

Impact of Intangible Asset Charges and Significant Exceptional Items

As a result of acquisitions, divestments and other factors the reported operating income and net income of Novartis has been significantly affected by the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions and other items that management deems exceptional. The following shows operating income and net income excluding these items.

	Pharmaceuticals		Vaccines and Diagnostics
	2007	2006	2007	2006
	USD millions	USD millions	USD millions	USD millions
Reported operating income/loss	6 086	6 703	72	-26
Recurring amortization	411	268	295	172
Impairments	446	76
Intangible asset charges	857	344	295	172
Acquisition-related restructuring and integration expenses (including acquisition-related accounting impact of inventory adjustments), net		226	25	161
“Forward” initiative restructuring expenses	307
Other restructuring expenses	25
Other impairment charges on property, plant & equipment		3		7
Exceptional restructuring and acquisition related integration expenses, net	332	229	25	168
Exceptional gains/losses from divesting brands, subsidiaries and financial investments	-171	-87
Impairment of financial assets	41	34
Environmental provision increase
Litigation and other settlements			-83
Suspension of Zelnorm	80
Tekturna/Rasilez inventory provision	-107
Release of Tricare revenue deduction accrual		-62
France accounting irregularity
Other exceptional items	14	-28	-83
Total adjustments	1 032	458	237	340
Operating income/loss excluding above items	7 118	7 161	309	314
Income from associated companies
Associated company exceptional charges incurred by Chiron prior to its acquisition
Net financial income
Taxes (adjusted for above items)
Adjusted net income from continuing operations
Adjusted net income attributable to shareholders
Adjusted basic earnings per share from continuing operations (USD)

Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations
2007	2006	2007	2006	2007	2006	2007	2006
USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions
1 039	736	812	761	-1 228	-532	6 781	7 642
293	279	89	83	3	8	1 091	810
32	47	4	3			482	126
325	326	93	86	3	8	1 573	936
	53	9				34	440
		97		40		444
11	8					36	8
31						31	10
42	61	106		40		545	458
	7					-171	-80
27				10	5	78	39
				590		590
						-83
						80
						-107
							-62
	69						69
27	69			600	5	558	46
394	463	199	86	643	13	2 505	1 360
1 433	1 199	1 011	847	-585	-519	9 286	9 002
						412	264
							53
						294	88
						-1 639	-1 618
						8 353	7 789
						8 331	7 762
						3.59	3.31

Impact of Currency Fluctuations

Novartis transacts its business in many currencies other than the US dollar, its reporting currency. In 2007, 39% of net sales from continuing operations were made in US dollars, 30% in euros, 6% in Japanese yen, 2% in Swiss francs and 23% in other currencies. During the same period, 36% of Novartis expenses from continuing operations arose in US dollars, 28% in euros, 14% in Swiss francs, 5% in Japanese yen and 17% in other currencies. As a result, the Group’s business is affected by fluctuations in the exchange rates among these different currencies.

As Novartis prepares its financial statements in US dollars, fluctuations in the exchange rates between the US dollar and other currencies may have an effect both on the Group’s results of operations and on the reported value of its assets, liabilities, revenue and expenses as measured in US dollars, which in turn may significantly affect reported earnings (either positively or negatively) and the comparability of period-to-period results of operations.

For purposes of the Group’s consolidated balance sheets, Novartis translates non-US dollar denominated assets and liabilities into US dollars at the exchange rates prevailing in the market as of the relevant balance sheet date. Consequently, even if the amounts or values of these items remain unchanged in the respective currency, changes in exchange rates have an impact on the amounts or values of such items in the Group’s consolidated financial statements.

For purposes of the Group’s consolidated income statements, non-US dollar revenue and expense items are translated into US dollars at average exchange rates prevailing during the relevant period.

Novartis seeks to manage its currency exposure by engaging in hedging transactions where management deems it appropriate to do so. For 2007, Novartis entered into various contracts that change in value as foreign exchange rates change to preserve the value of assets, commitments and expected transactions. Novartis also uses forward contracts and foreign currency options to hedge expected net revenues in foreign currencies. For more information on how these transactions affect the Group’s consolidated financial statements and on how Novartis manages its foreign exchange rate exposure, see “Derivative financial instruments and hedging” under note 1 to the Group’s consolidated financial statements as well as notes 5 and 15.

The average value of the US dollar as compared to other important currencies for Novartis deteriorated significantly in 2007 as shown by the following table. The following table sets forth the foreign exchange rates of the US dollar against the Swiss franc, euro and the Japanese yen, used for foreign currency translation when preparing the Group’s consolidated financial statements.

	2007		2006
		Average		Average
	Year end	for year	Year end	for year
	USD	USD	USD	USD
1 CHF	0.881	0.834	0.819	0.798
1 EUR	1.465	1.371	1.317	1.256
100 JPY	0.884	0.850	0.841	0.860

This decline in the value of the US dollar in 2007 compared to 2006 has had a significant positive effect on the Group’s financial condition and results of operation as reported in US dollars in 2007, as shown by the following table:

CURRENCY EFFECT ON KEY FIGURES - CONTINUING OPERATIONS

	Local	Local
	Currencies	Currencies	USD	USD
	Growth in %	Growth in %	Growth in %	Growth in %
	2007	2006	2007	2006
Net sales	6	16	11	17
Operating income	-14	18	-11	17
Net income	-7	17	-4	16

The following tables provide a breakdown of net sales, operating expenses, liquid funds and financial debt by currency:

PERCENTAGE OF NET SALES AND OPERATING EXPENSES BY CURRENCY FROM CONTINUING OPERATIONS

			Operating	Operating
	Net sales %	Net sales %	Expenses %	Expenses %
	2007	2006	2007	2006
USD	39	43	36	38
EUR	30	27	28	25
CHF	2	2	14	16
JPY	6	7	5	5
Other	23	21	17	16
	100	100	100	100

LIQUID FUNDS AND FINANCIAL DEBT BY CURRENCY (AS OF DECEMBER 31)

	Liquid	Liquid	Financial	Financial
	funds %	funds %	debt %	debt %
	2007	2006	2007	2006
USD	70	61	13	15
EUR	18	19	40	44
CHF	9	15	19	14
JPY			22	23
Other	3	5	6	4
	100	100	100	100

Critical Accounting Policies and Estimates

The Novartis Group’s principal accounting policies are set out in note 1 to the Group’s consolidated financial statements and conform with International Financial Reporting Standards (IFRS). As a result of the uncertainties inherent in the Group’s business activities, management needs to make estimates and assumptions that require management to make difficult, subjective and complex judgments. Because of the uncertainties inherent in these judgments, actual outcomes and results may differ from management’s assumptions and estimates. Application of the following accounting policies requires assumptions and estimates that have the potential for the most significant effect on the Group’s consolidated financial statements.

Revenue

Novartis recognizes product sales when there is persuasive evidence that a sales arrangement exists, title and risks and rewards for the products are transferred to the customer, the price is fixed and determinable, and collectability is reasonably assured. At the time of sale, Novartis also records estimates for a variety of sales deductions, including rebates, discounts and incentives, and product returns. Sales deductions are reported as a reduction of revenue.

Deductions from Revenues

As is typical in the pharmaceutical industry, the gross sales of Novartis are subject to various deductions, primarily composed of rebates and discounts to retail customers, government agencies, wholesalers, health insurance companies and managed healthcare organizations. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions on gross sales for a reporting period. These adjustments are deducted from Gross Sales to arrive at Net Sales.

The following summarizes the nature of some of these deductions and how the deduction is estimated. The US market has the most complex arrangements related to revenue deductions. Specific reference is therefore made to the US market and where applicable to the Pharmaceuticals Division’s primary US operating unit, Novartis Pharmaceuticals Corporation (NPC). However, in a number of countries outside the US, including major European countries, Novartis provides rebates to government entities. These rebates are often legislatively mandated.

•                  The US Medicaid program is a State government-administered program that uses state and federal funds to provide assistance to certain vulnerable and needy individuals and families. In 1990, the Medicaid Drug Rebate Program was established to reduce state and federal expenditures for prescription drugs. Under the rebate program, Novartis subsidiaries have signed agreements to provide a rebate on drugs paid for by a state. Provisions for estimating Medicaid rebates are calculated using a combination of historical experience, product and population growth, product price increases, the mix of contracts and specific terms in the individual state agreements. These provisions are adjusted based upon established processes and experiences from re-filing data with individual states. For Medicaid, calculating rebates involves interpretating relevant regulations, which are subject to challenge or change in interpretative guidance by government authorities.

•                  On January 1, 2006, an additional prescription drug benefit was added to the US Medicare program, which funds healthcare benefits to individuals over the age of 65. Individuals that previously had dual Medicaid/Medicare drug benefit eligibility had their Medicaid prescription drug coverage replaced on January 1, 2006, by the new Medicare Part D coverage, provided through private prescription drug plans. This change led to a significant shift of plan participants between programs in which the US subsidiaries participate. Provisions for estimating Medicare Part D rebates are calculated based on the terms of individual plan agreements, product sales and population growth, product price increases and the mix of contracts.

•                  Since Medicaid and Medicare rebate claims are typically submitted to Novartis up to six months after the products are dispensed to patients, any rebate adjustments may involve revisions of provisions for several periods.

•                  Novartis subsidiaries in the US participate in industry and government sponsored programs designed to offer savings on prescription drugs to eligible patients. These savings vary based on a patient’s current drug coverage and personal income level. Provisions for the subsidiaries’ obligations under these programs are based on historical experience, trend analysis and current program terms. The introduction of Medicare Part D has reduced the materiality of these programs.

•                  Wholesaler chargebacks occur where Novartis subsidiaries have arrangements with indirect customers in the US to sell products at prices that are lower than the list price charged to wholesalers. A wholesaler chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contract discount price. The Group accounts for vendor chargebacks by reducing accounts receivable by an amount equal to the Group’s estimate of chargebacks attributable to a sale. Provisions for estimated chargebacks are calculated using a combination of factors such as historical experience, product growth rates, payments, level of inventory in the distribution channel, the terms of individual agreements and the Group’s estimate of its claims processing time lag. Wholesaler chargebacks are generally settled within one to three months of incurring the liability by reducing trade receivables.

•                  Novartis offers customer rebates to key managed healthcare plans, group purchasing organizations and other direct and indirect customers to sustain and increase the market share of its products. These rebate programs provide customers a rebate after they attain certain performance parameters relating to product purchases, formulary status or pre-established market share milestones relative to competitors. Since rebates are contractually agreed upon, rebates are estimated based on the terms of individual agreements, historical experience, expected mix of reimbursement programs and projected product growth rates. Novartis adjusts provisions related to customer rebates periodically to reflect actual experience.

•                  To evaluate the adequacy of provision balances, Novartis uses internal and external estimates of the level of inventory in the distribution channel, actual claims data received and the lag time for processing rebate claims. Management estimates the level of inventory of the relevant product held by retailers and in transit. External data sources include reports of wholesalers and third party market data purchased by Novartis.

•                  When Novartis sells a product that the customer has a right to return, Novartis records a provision for estimated sales returns, based on the historical rate of returns. Other factors are also considered, such as product recalls, expected changes in the marketplace and, in the US, introductions of generic products. In 2007, sales returns amounted to approximately 1% of gross product sales. Especially in the Vaccines and Diagnostics Division, when there is no historical rate of return experience, sales are only recorded based on evidence of consumption of the product.

•                  Novartis adjusts the shipping patterns of its pharmaceutical products to maintain customer inventories that are consistent with underlying patient demand. In the US Novartis monitors inventory levels at wholesalers based on gross sales volume and prescription volumes obtained from third party data and information received from key wholesalers. Based on this information, Novartis estimates that inventories of its pharmaceutical products on hand at wholesalers and other distribution channels in the US were approximately one month at December 31, 2007.

•                  NPC has entered into fee-for-service agreements with certain US pharmaceutical wholesalers. These agreements cover items such as product returns, timing of payment, processing of chargebacks, provision of inventory data and the quantity of inventory held by the wholesaler. These agreements provide a financial disincentive for wholesalers to purchase product quantities in excess of what is necessary to meet current demand.

•                  Novartis offers cash discounts to customers in the US and other countries to encourage prompt payment. Cash discounts, which are typically 2% of gross sales in the US, are accrued at the time of invoicing and deducted from revenue.

•                  Following a decrease in the price of one of its products, Novartis generally grants customers a “shelf-stock adjustment” relating to the customer’s existing inventory of that product. Provisions for shelf-stock adjustments, which are primarily relevant within the Sandoz Division, are determined at the time of the price decline, or at the point of sale if a price decline is reasonably estimable, based on estimated inventory levels of the relevant product.

•                  Other sales discounts, such as consumer coupons and discount cards, are also offered. These discounts are recorded at the time of sale, or when the coupon is issued, and are estimated utilizing historical experience and the specific terms for each program.

•                  Discounts, rebates or other deductions shown on invoices to customers are generally deducted directly from gross sales without recording them in the revenue deduction provision.

The following table shows the worldwide extent of revenue deductions, related payment experiences and provisions of Novartis:

PROVISIONS FOR REVENUE DEDUCTIONS

			Effect of
			currency
	Provisions offset		translation				Provisions offset
	against gross		and from		Income statement charge		against gross
	trade receivables	Provisions at	discontinued	Payments/	Adjustments		trade receivables	Provisions at
	at Jan 1, 2007	Jan 1, 2007	operations	utilizations	of prior years	Current year	at Dec 31, 2007	Dec 31, 2007
2007	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions
US Medicaid, Medicare and State program rebates and credits, including prescription drug savings card rebates		538		-780	-91	823		490
US managed healthcare rebates		235		-477	-21	460		197
Non-US healthcare plans and program rebates		76	14	-133	5	212		174
Chargebacks (including hospitals)	329		-16	-2 319	-5	2 307	-296
Direct customer discounts, cash discounts and other rebates	273	108	4	-1 243	-23	1 376	-336	159
Sales returns and other deductions		471	-30	-515	-20	586		492
Total	602	1 428	-28	-5 467	-155	5 764	-632	1 512

			Effect of
	Provisions offset		currency				Provisions offset
	against gross		translation		Income statement charge		against gross
	trade receivables	Provisions at	and business	Payments/	Adjustments		trade receivables	Provisions at
	at Jan 1, 2006	Jan 1, 2006	combinations	utilizations	of prior years	Current year	at Dec 31, 2006	Dec 31, 2006
2006	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions
US Medicaid, Medicare and State program rebates and credits, including prescription drug savings card rebates		497		-643	-35	719		538
US managed healthcare rebates		256		-457	-5	441		235
Non-US healthcare plans and program rebates		35	6	-108	2	141		76
Chargebacks (including hospitals)	379		7	-2 340	-3	2 286	-329
Direct customer discounts, cash discounts and other rebates	256	66	89	-989	-22	981	-273	108
Sales returns and other deductions		408	43	-579	-13	612		471
Total	635	1 262	145	-5 116	-76	5 180	-602	1 428

GROSS TO NET SALES RECONCILIATION

	Income statement charge
		Charged directly
	Charged through revenue	without being recorded in
	deduction provisions	revenue deduction provisions	Total	In % of
	2007	2007	2007	2007
2007	USD millions	USD millions	USD millions	gross sales
Gross sales subject to deductions from continuing operations			46 426	100.0
Gross sales subject to deductions from discontinued operations			1 985
Group gross sales subject to deductions			48 411
US Medicaid, Medicare and State program rebates and credits, including prescriptions drug savings card	-731	-57	-788	-1.7
US managed healthcare rebates	-439		-439	-0.9
Non-US healthcare plans and program rebates	-217	-113	-330	-0.7
Chargebacks (including hospitals)	-2 247	-73	-2 320	-5.0
Direct customer discounts, cash discounts and other rebates	-1 330	-1 988	-3 318	-7.1
Sales returns and other deductions	-561	-598	-1 159	-2.5
Total gross to net sales adjustments from continuing operations	-5 525	-2 829	-8 354	-17.9
Net sales from continuing operations			38 072	82.1
Total gross to net sales adjustments from discontinued operations	-84	-173	-257
	-5 609	-3 002	-8 611
Group Net sales			39 800

	Income statement charge
		Charged directly
	Charged through revenue	without being recorded in
	deduction provisions	revenue deduction provisions	Total	In % of
	2006	2006	2006	2006
2006	USD millions	USD millions	USD millions	gross sales
Gross sales subject to deductions from continuing operations			41 751	100.0
Gross sales subject to deductions from discontinued operations			3 094
Group gross sales subject to deductions			44 845
US Medicaid, Medicare and State program rebates and credits, including prescriptions drug savings card	-683	-28	-711	-1.7
US managed healthcare rebates	-436		-436	-1.0
Non-US healthcare plans and program rebates	-143	-83	-226	-0.5
Chargebacks (including hospitals)	-2 212	-117	-2 329	-5.6
Direct customer discounts, cash discounts and other rebates	-887	-1 872	-2 759	-6.6
Sales returns and other deductions	-472	-425	-897	-2.1
Total gross to net sales adjustments from continuing operations	-4 833	-2 525	-7 358	-17.5
Net sales from continuing operations			34 393	82.5
Total gross to net sales adjustments from discontinued operations	-271	-196	-467
	-5 104	-2 721	-7 825
Group Net sales			37 020

Acquisition Accounting

The Group’s consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition. Acquired businesses are accounted for using the purchase method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their fair values. Any excess of the purchase price over the estimated fair value of the net assets acquired is recorded as goodwill in the balance sheet and is denominated in the local currency of the acquisition. Goodwill is allocated to an appropriate cash-generating unit, which is the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. This involves considerable management judgement.

In-Process Research & Development (IPR&D) is valued as part of the process of allocating the purchase price of an acquisition. This amount needs to be recorded separately from goodwill, is allocated to cash-generating units and must be assessed for impairment on an annual basis.

Acquired assets in development, such as those related to initial and milestone payments for licensed or acquired compounds are capitalized as IPR&D intangible assets, even if uncertainties continue to exist as to whether the R&D projects will ultimately be successful in producing a saleable product.

The numerous judgments made in estimating the fair value to be assigned to each class of assets acquired and liabilities assumed can materially affect the Group’s results of operations.

The valuations are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management.

Impairment of Long-Lived Assets

Long-lived assets, other than goodwill and IPR&D, are reviewed for impairment, whenever events or changes in circumstance indicate that the balance sheet carrying amount of the asset may not be recoverable. In order to assess if there is an impairment, we estimate the future cash flows expected to result from the asset and its eventual disposal.

All goodwill is considered to have an indefinite life and is subject to impairment testing at least annually. Any goodwill impairment charge is recorded in the income statement under Other Income and Expense. IPR&D must also be assessed for impairment on an annual basis and any impairment charge is recorded in Research & Development expenses. Once a project included in IPR&D has been successfully developed and is available for use, it is amortized over its useful life under Cost of Goods Sold, where any related impairment charge is also recorded.

If the balance sheet carrying amount of the asset exceeds the higher of its value in use to Novartis or its anticipated fair value less costs to sell, an impairment loss for the difference is recognized. For intangible assets, including IPR&D or product and marketing rights, Novartis uses the discounted cash flow method. This method starts with a forecast of all expected future net cash flows. These cash flows, which reflect the risks and uncertainties associated with the assets, are discounted at an appropriate rate to net present value.

The net present values involve highly sensitive estimates and assumptions specific to the nature of the Group’s activities with regard to:

•                  The amount and timing of projected future cash flows;

•                  The discount rate selected;

•                  The outcome of research and development activities (compound efficacy, results of clinical trials, etc.);

•                  The amount and timing of projected costs to develop the IPR&D into commercially viable products;

•                  The probability of obtaining regulatory approval;

•                  Long-term sales forecasts for periods of up to 20 years;

•                  Sales erosion rates after the end of patent protection and timing of the entry of generic competition; and

•                  The behavior of competitors (launch of competing products, marketing initiatives, etc.).

Factors that could result in shortened useful lives or impairments include:

•                  Lower than expected sales for acquired products or for sales associated with patents and trademarks;

•                  Lower than anticipated future sales resulting from acquired R&D;

•                  The closing of facilities; and

•                  Changes in the planned use of property, plant or equipment.

Novartis has adopted a uniform method for assessing the impairment of goodwill and any other intangible asset indicated as possibly impaired. If no cash flow projections for the whole useful life of an intangible asset are available, cash flow projections for the next five years are used based on management’s range of forecasts, with a terminal value based on sales projections that are usually in line or lower than inflation for later periods. Typically three probability-weighted scenarios are used.

The discount rates used are based on the Group’s weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Since the cash flows also take into account tax expenses a post-tax discount rate is utilized.

Due to the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

The recoverable amount of a cash-generating unit and related goodwill is usually based on the higher of fair value less cost of sale or on the value-in-use which is derived from applying discounted future cash flows using the key assumptions indicated below:

	Pharmaceuticals	Vaccines and Diagnostics	Sandoz	Consumer Health
	%	%	%	%
Sales growth rate assumptions after forecast period	3.0	2.5	0 to 7.0	-2.0 to 3.0
Discount rate	7.5	7.5	7.0 to 13.0	7.0 to 9.0

In 2007, Novartis recorded impairment charges of USD 482 million principally relating to an impairment of USD 320 million for Famvir product rights due to an earlier than anticipated challenge to its patent and subsequent loss of sales in the Pharmaceuticals Division. Additionally, Novartis recorded various impairment charges of USD 126 million, mainly for upfront and milestone payments in the Pharmaceuticals Division and USD 36 million for currently marketed products and other intangible assets in the Sandoz and Consumer Health Divisions. In 2006, Novartis recorded impairment charges of USD 126 million relating to capitalized milestone payments in the Pharmaceuticals Division as well as marketed products and IPR&D in the Sandoz Division.

The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has increased significantly in recent years, primarily as a result of the Group’s recent acquisitions. Although Novartis does not currently have an indication of any significant additional impairments, impairment testing could lead to material impairment charges in the future. See “Effect of Intangible Asset Charges and Significant Exceptional Items” above.

Investments in Associated Companies

Novartis uses the equity method to account for investments in associated companies (defined as investments in companies that correspond to holdings of between 20% and 50% of a company’s voting shares or over which it otherwise has significant influence). Because Novartis makes various estimates in applying the equity method, Novartis may need to make subsequent adjustments to the amounts recorded in its consolidated financial statements after more financial and other information becomes publicly available, for example in respect to Novartis’ investment in Roche Holding AG.

Retirement and Other Post-Employment Benefit Plans

The Novartis Group sponsors pension and other post-employment benefit plans in various forms. These plans cover a significant portion of Group associates. Management is required to make significant assumptions about future events in calculating the expense and liability related to these plans. These include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases. In addition, the Group’s actuarial consultants use statistical information such as withdrawal and mortality rates in connection with these estimates. Management’s assumptions and the assumptions used by the Group’s actuarial consultants may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. A decrease in the discount rate by 50 basis points would have increased the year-end defined benefit obligation by USD 1.1 billion. The pension expense would have been higher by USD 100 million if the prior year’s discount rate and expected return on assets had each been 50 basis points lower than actually assumed. The Group records differences between assumed and actual income and expense as actuarial gains or losses in the consolidated statement of recognized income and expense. These differences could have a material effect on the Group’s total equity. For more detail on the Group’s obligations under retirement and other post-employment benefit plans and the underlying actuarial assumptions, see note 26 to the Group’s consolidated financial statements.

Equity-Based Compensation

The fair value of Novartis shares, Novartis American Depositary Shares (ADSs) and related options granted to associates as compensation is recognized as an expense over the related vesting or service period. The fair value of the options at the grant dates is calculated using the trinomial valuation method. Accurately measuring the value of share options granted to associates is difficult and requires an estimate of factors that Novartis inputs into the valuation model. The key factors involve an estimate of future uncertain events, the expected share price volatility and the expected dividend yield. Shares and ADSs are valued using the market value on the grant date. The amounts for shares and options are charged to income over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The charge for equity-based compensation is included in the personnel expenses of the various subsidiaries where the associates are employed. For detailed information on Novartis’ equity-based compensation plans and the assumptions underlying the valuation of share options granted to associates for 2007, see note 27 to the Group’s consolidated financial statements.

Contingencies and Environmental Liabilities

A number of Novartis Group entities are involved in various intellectual property, product liability, commercial, employment and wrongful discharge, environmental and tax litigations and claims, government investigations and other legal proceedings arising out of the normal conduct of their businesses. See note 19 to the Group’s consolidated financial statements.

Novartis records accruals for contingencies when it is judged probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted whenever assessments change or additional information becomes available.

For product liability claims, a portion of the overall accrual is actuarially determined based on factors such as past experience, the amount and number of claims reported and estimates of claims incurred but not yet reported. Individually significant cases are provided for when probable and reasonably estimable. Legal defense costs expected to be incurred in connection with a loss contingency are accrued when probable and reasonably estimable.

Provisions for environmental remediation costs are made when expenditure on remedial work is probable and the cost can be reliably estimated. Remediation costs are provided for under non-current liabilities and are estimated by calculating the present value of the costs expected to be incurred.

Provisions relating to estimated future expenditure for contingencies and environmental liabilities do not reflect any insurance or other claims or recoveries, as Novartis only recognizes insurance or other recoveries at such time the amount is reasonably estimable and collection is virtually certain.

Segment Reporting

Novartis is divided on a worldwide basis into four operating divisions (Pharmaceuticals, Vaccines and Diagnostics, Sandoz and Consumer Health) and Corporate activities. The Group’s four operating divisions reflect internal management structures. They are managed separately because they each manufacture, distribute and sell distinct products that require differing marketing strategies.

Inter-divisional sales are made at amounts considered to approximate arm’s-length transactions. The accounting policies of the Divisions are the same as those of the Group. The Group principally evaluates Divisional performance and allocates resources among the Divisions based on their operating income.

Pharmaceuticals Division

The Pharmaceuticals Division researches, develops, manufactures, distributes, and sells branded pharmaceuticals in the following therapeutic areas: Cardiovascular & Metabolism; Oncology & Hematology; Neuroscience; Respiratory; Infectious diseases, Transplantation and Immunology; Ophthalmics, Dermatology, Gastrointestinal & Urinary; and Arthritis & Bone. The Pharmaceuticals Division is organized into global business franchises responsible for the research, development and marketing of various products as well as a Business Unit called Novartis Oncology responsible for the global development and marketing of oncology products. The Oncology Business Unit is not required to be separately disclosed as a segment since it shares common long-term economic perspectives, customers, research, development, production, distribution and regulatory environments with the rest of the Pharmaceuticals Division. The Pharmaceuticals Division is the most important of Novartis’ Divisions, accounting in 2007 for USD 24.0 billion, or 63%, of the Group’s net sales from continuing operations and for USD 6.1 billion, or 76%, of the Group’s operating income from continuing operations excluding Corporate income and expense.

Vaccines and Diagnostics Division

The Vaccines and Diagnostics Division is a recently-created division focused on the development of preventive vaccine treatments and diagnostic tools. It was formed in April 2006 following the acquisition of the remaining stake in Chiron Corporation not already held by Novartis. The division has two activities: Novartis Vaccines and Chiron. Novartis Vaccines is the world’s fifth-largest vaccines manufacturer and the second-largest supplier of influenza vaccines in the US. Key products also include meningococcal, pediatric and travel vaccines. Chiron is a blood testing and molecular diagnostics business dedicated to preventing the spread of infectious diseases through novel blood-screening tools that protect the world’s blood supply. In 2007, the Vaccines and Diagnostics Division accounted for USD 1.5 billion, or 4%, of the Group’s net sales from continuing operations and provided USD 72 million, or 1% of the Group’s operating income from continuing operations excluding Corporate income and expense.

Sandoz Division

The Sandoz Division is a leading global generic pharmaceuticals company that develops, produces and markets drugs as well as pharmaceutical and biotechnological active substances. Through Sandoz, Novartis is the only major pharmaceutical company to have leadership positions in both patented medicines as well as generic pharmaceuticals. The Sandoz Division has activities in Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops and manufactures active ingredients and finished dosage forms of medicines no longer covered by patents. Retail Generics also supplies certain active ingredients to third parties. In Anti-Infectives, Sandoz develops and manufactures off-patent active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, Sandoz develops and manufactures protein- or biotechnology-based products no longer protected by patents (known as biosimilars or follow-on biologics) and provides biotech manufacturing to other companies on a contract basis. Sandoz offers more than 950 compounds in over 5 000 dosage forms in more than 130 countries. Sandoz is the Group’s second-largest Division, both in terms of its contribution to the Group’s net sales and operating income from continuing operations. In 2007, Sandoz accounted for USD 7.2 billion, or 19% of the Group’s net sales from continuing operations and for USD 1.0 billion, or 13% of the Group’s operating income from continuing operations excluding Corporate income and expense.

Consumer Health Division

The Consumer Health Division consists of three Business Units: OTC (over-the-counter medicines), Animal Health and CIBA Vision. Each has its own manufacturing, distribution and selling capabilities. However, none are material enough to the Group to be separately disclosed as a segment. OTC offers over-the-counter self medications, Animal Health provides veterinary products for farm and companion animals and the CIBA Vision Business Unit markets contact lenses, lens care products and ophthalmic products.

The Medical Nutrition and Gerber Business Units, which were previously included in the Consumer Health Division, were divested during 2007. The results of these Business Units have been reclassified and disclosed as discontinued operations in all periods in the Group’s consolidated financial statements included in this Financial Report. For more detail, see “Factors Affecting Results of Operations — Acquisitions, Divestments and Other Significant Transactions” above.

In 2007, the Consumer Health Division (excluding discontinued operations) accounted for USD 5.4 billion, or 14% of the Group’s net sales from continuing operations and for USD 0.8 billion, or 10% of the Group’s operating income from continuing operations excluding Corporate income and expense.

Corporate

Income and expenses relating to Corporate include the costs of Group headquarters activities and those of corporate coordination functions located in various major countries. In addition, Corporate includes certain items of income and expense not attributable to specific Divisions.

Results of Operations

Key Figures — Total Group

	2007		2006
	USD millions	% of net sales	USD millions	% of net sales	Change in USD %	Change in local currencies %
Total Group
— Net sales	39 800		37 020		8	3
— Operating income and divestment gains (1)	12 933	32.5	8 174	22.1	58
— Net income	11 968	30.1	7 202	19.5	66
— Basic earnings per share (USD)	5.15		3.06		68

(1)                                  Operating income includes charges for the Corporate environmental provision increase of USD 590 million in the 2007 third quarter and a USD 444 million restructuring charge in the 2007 fourth quarter for the “Forward” initiative as well as pre-tax divestment gains of USD 5.8 billion from Medical Nutrition and Gerber

Overview

Novartis achieved record results for the total Group in 2007, with net sales rising 8% (+3% in local currencies) and net income advancing 66% to USD 12.0 billion. Sandoz and Vaccines and Diagnostics led the expansion with double-digit net sales growth and strong contributions to operating income, while Consumer Health provided additional support with a solid performance. The sales slowdown in Pharmaceuticals in 2007 reflected the negative impact of generic competition in the US for some products and the loss of Zelnorm.

Included in total Group results for 2007 were contributions from Medical Nutrition (until June 30) and Gerber (until August 31) before divestment in separate transactions. These were the final divestment as part of the Group’s strategy to focus solely on growth areas of healthcare with innovative medicines as well as generic pharmaceuticals, vaccines and diagnostics, and targeted consumer health products.

The 2007 results further include significant charges of approximately USD 1 billion for a Corporate environmental provision increase of USD 590 million, which includes the related share of any potential remediation costs for historical landfills in the Basel region as well as restructuring charges for “Forward” of USD 444 million. This strategic initiative was launched in December 2007 to improve competitiveness and help Novartis more rapidly meet the needs of patients and customers. This initiative, which is now underway and will be implemented in 2008 and 2009, will simplify organizational structures, accelerate and decentralize decision making processes, redesign the way Novartis operates and provide productivity gains. Pre-tax annual cost savings of approximately USD 1.6 billion are targeted in 2010.

Key Figures — Continuing Operations

	Year ended Dec 31, 2007 USD millions	Year ended Dec 31, 2006 USD millions	Change in %
Net sales from continuing operations	38 072	34 393	11
Other revenues	875	712	23
Cost of goods sold	-11 032	-9 411	17
Marketing & sales	-11 126	-10 092	10
Research & development	-6 430	-5 321	21
General & administration	-2 133	-1 882	13
Other income & expense	-1 445	-757	91
Operating income from continuing operations (1)	6 781	7 642	-11
Income from associated companies	412	264	56
Financial income	531	354	50
Interest expense	-237	-266	-11
Income before taxes from continuing operations	7 487	7 994	-6
Taxes	-947	-1 169	-19
Net income from continuing operations	6 540	6 825	-4
Net income from discontinued operations	5 428	377
Group net income	11 968	7 202	66
Attributable to: Shareholders of Novartis AG	11 946	7 175	66
Minority interests	22	27	-19

(1)                                  Operating income includes charges of USD 1 034 million comprised of a USD 590 million Corporate environmental provision increase in the 2007 third quarter and a USD 444 million restructuring charge in the 2007 fourth quarter for the “Forward” initiative

Overview of continuing operations

Strong contributions from Sandoz and Vaccines and Diagnostics led the overall expansion in net sales from continuing operations, which rose 11% (+6% in local currencies, or lc) to USD 38.1 billion from USD 34.4 billion in 2006. Higher sales volumes accounted for five percentage points of the increase in net sales, while acquisitions contributed two percentage points and currencies provided five percentage points. However, net price decreases reduced net sales one percentage point.

Sandoz led the Group with a dynamic performance as net sales advanced 20% (+13% lc) to USD 7.2 billion, providing an incremental contribution of more than USD 1 billion to annual net sales in 2007. The Vaccines and Diagnostics and Consumer Health Divisions also generated double-digit expansion in net sales. However, the Pharmaceuticals Division experienced a slowdown as net sales rose 6% (+2% lc) to USD 24.0 billion from USD 22.6 billion in 2006. Strong sales performances outside the United States and leading positions for many top ten products were impacted by the entry of generics in the US for four products — Lotrel, Lamisil, Trileptal and Famvir — and the suspension of Zelnorm.

The US remained the single largest market for Novartis, representing 34% of net sales from continuing operations (39% in 2006) despite a Group-wide decline of 1.3% in US net sales to USD 13.1 billion. Europe increased its contribution to 42% of Group net sales from continuing operations (38% in 2006) and the rest of the world rose to 24% (23% in 2006).

Operating income from continuing operations fell 11% to USD 6.8 billion, reflecting the lost contributions from the US pharmaceuticals business as well as significant charges in 2007, primarily the Corporate environmental provision increase of USD 590 mil-lion and the restructuring charge of USD 444 million for the “Forward” initiative to improve the Group’s competitiveness. Excluding these two charges, which totaled approximately USD 1.0 billion, operating income rose 2%.

Net income from continuing operations declined a total of 4% to USD 6.5 billion. This includes an offset by higher contributions from associated companies and a decline in the tax rate to 13% compared to 15% in 2006, which was due to factors that included reduced profits in the US. Earnings per share from continuing operations were USD 2.81 in 2007, a decline of 3% from USD 2.90 in 2006.

Net Sales

	Year ended Dec 31, 2006 USD millions	Year ended Dec 31, 2007 USD millions	Change in USD %	Change in local currencies %
Pharmaceuticals	24 025	22 576	6	2
Vaccines and Diagnostics	1 452	956	52	47
Sandoz	7 169	5 959	20	13
Consumer Health continuing operations	5 426	4 902	11	6
Net sales from continuing operations	38 072	34 393	11	6
Net sales from discontinued operations	1 728	2 627
Group net sales	39 800	37 020	8	3

Pharmaceuticals Division

Net sales rose 6% (+2% lc) to USD 24 billion in 2007 as many geographic regions — particularly Europe, Latin America and key emerging markets — expanded at double-digit rates. This more than offset a decline in the US, where net sales fell 8% to USD 8.7 billion following the suspension of Zelnorm as well as the entry of generic competition during the year for four products — Lotrel, Lamisil, Famvir and Trileptal. Price increase represented two percentage points of the Division’s net sales growth, while currencies added four percentage points and acquisitions contributed one percentage point. Volume changes had a negative impact of one percentage point.

The Oncology franchise expanded at a strong double-digit rate, while the Cardiovascular franchise performed well and advanced 19% lc when excluding Lotrel. Many top ten products maintained their leading positions as Diovan reached annual net sales of USD 5.0 billion (+ 16% lc) for the first time, underpinning its status as the world’s No. 1 branded high blood pressure medicine. The top-selling oncology medicine Gleevec/Glivec rein-forced its leading position in helping patients with various often-fatal forms of cancer, with net sales of USD 3.1 billion (+ 14% lc), while the breast cancer medicine Femara was another key contributor with above-market growth and net sales of USD 937 million (+25% lc).

Several new medicines provided important contributions following recent regulatory approvals, including Exforge and Tekturna/Rasilez (high blood pressure), Lucentis (age-related blindness), Exjade (iron overload), Aclasta/Reclast (osteoporosis), Exelon Patch (Alzheimer’s disease) and Xolair (asthma), expanded quickly and were rolled out into new markets. These new products provided combined annual net sales of USD 1.1 billion in 2007, including a significant contribution from Lucentis following its first European launch in January 2007.

European net sales rose 19% (+9% lc) to USD 8.7 billion as Novartis gained market share on strong performances in many markets, particularly France and Germany. Contributions from leading products such as Diovan, Gleevec/Glivec, Femara, Exjade, Xolair and Lucentis more than offset cost-containment measures and generic competition for some products. Latin America net sales expanded 23% (+17% lc) to USD 1.5 billion thanks mainly to Brazil, Mexico and Venezuela. In Japan, a continuing expansion of the country’s hypertension market supported the 6% (+7% lc) increase in net sales to USD 2.2 billion, while key emerging markets generated net sales of USD 2.2 billion, an increase of 17% (+ 12% lc) from 2006.

TOP TWENTY PHARMACEUTICALS DIVISION PRODUCT NET SALES — 2007

Brands	Therapeutic Area	United States USD millions	% change in local curriencies	Rest of world USD millions	% change in local currencies	Total USD millions	% change in USD	% change in local currencies
Diovan/Co-Diovan	Hypertension	2 194	18	2 818	14	5 012	19	16
Gleevec/Glivec	Chronic myeloid leukemia	714	13	2 336	14	3 050	19	14
Zometa	Cancer complications	649	-7	648	3	1 297	1	-2
Sandostatin (incl. LAR)	Acromegaly	409	11	618	5	1 027	12	7
Neoral/Sandimmun	Transplantation	108	-14	836	0	944	3	-2
Femara	Breast cancer	411	22	526	28	937	30	25
Lotrel	Hypertension	748	-45			748	-45	-45
Voltaren (group)	Inflammation/pain	9	13	738	3	747	8	3
Trileptal	Epilepsy	500	-9	192	4	692	-4	-6
Lescol	Cholesterol reduction	207	-19	458	-8	665	-8	-12
Top ten products total		5 949	-4	9 170	9	15 119	7	3
Exelon	Alzheimer’s disease	212	13	420	14	632	20	14
Lamisil (group)	Fungal infections	266	-54	329	-21	595	-39	-40
Comtan/Stalevo Group	Parkinson’s disease	178	13	242	23	420	24	18
Tegretol (incl. CR/XR)	Epilepsy	123	2	290	1	413	6	1
Lucentis	Age-related macular degeneration			393	NM	393	NM	NM
Ritalin/Focalin (group)	Attention deficit/hyperactive disorder	299	13	76	9	375	14	12
Foradil	Asthma	21	50	341	-1	362	9	1
Exjade (group)	Iron chelator	175	43	182	721	357	150	141
Miacalcic	Osteoporosis	147	-26	134	-11	281	-17	-20
Tobramycin	Cystic fibrosis	174	47	99	60	273	54	51
Top twenty products total		7 544	-5	11 676	13	19 220	9	5
Rest of portfolio		1 204	-22	3 601	1	4 805	-2	-6
Total Division net sales		8 748	-8	15 277	10	24 025	6	2

NM- Not meaningful

Pharmaceuticals Division Product Highlights — Selected Leading Products

Note: All growth figures refer to 2007 worldwide sales growth in local currencies.

Diovan (USD 5.0 billion, +16% lc) reached another important milestone in 2007 as net sales reached USD 5 billion for the first time. Diovan has consistently grown thanks to new indications and clinical data underpinning its status as the world’s No. 1 branded high blood pressure medicine. Many key countries, particularly the US, Japan and Germany, delivered double-digit growth. Diovan held a 40% share among angiotensin receptor blockers (ARBs), the fastest-growing segment of the US antihypertensive market. Co-Diovan/Diovan HCT, a single-tablet combination with a diuretic, was driven by growing use of multiple therapies.

Gleevec/Glivec (USD 3.1 billion, +14% lc), a therapy for certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), reinforced its leadership in helping patients with these and other often-fatal forms of cancer. New data from the landmark IRIS study in patients with newly diagnosed Philadelphia chromosome-positive CML (Ph+ CML) showed Gleevec/Glivec halted disease progression to more advanced stages completely in the sixth year of treatment and that 88% of Gleevec/Glivec patients in the trial were still alive. Gleevec/Glivec has also benefited from wider use in patients with GIST as well as in various rare diseases. Competition in the CML market in 2007 had little impact on underlying demand.

Zometa (USD 1.3 billion, -2% lc), an intravenous bisphosphonate therapy for patients with cancer that has spread to the bones, delivered a steady performance amid signs that demand stabilized during 2007 in the US and Europe. Overall growth for this class of medicines has slowed with many patients receiving treatment less frequently and for a shorter course of therapy. However, this trend was balanced by increasing use in patients with lung cancer as well as rapid growth in Japan and markets outside the US and Europe. In December, the US Food and Drug Administration granted Zometa an additional six months of marketing exclusivity until 2013 following the completion of pediatric studies.

Sandostatin (USD 1.0 billion, +7% lc), for acromegaly and various neuroendocrine and carcinoid tumors, reached annual net sales of USD 1 billion for the first time thanks to increasing use of the long-acting-release Sandostatin LAR version administered once a month that accounts for 85% of total net sales. The once-daily Sandostatin version faces generic competition.

Neoral/Sandimmun (USD 944 million, -2% lc), for organ transplantation, has maintained generally stable worldwide net sales despite ongoing generic competition thanks to its pharmacokinetic profiles and reliability.

Femara (USD 937 million, +25% lc), an oral treatment for women with hormone-sensitive breast cancer, delivered ongoing dynamic growth primarily from expanded use in patients immediately after surgery (early adjuvant) in the US and Europe as well as from the 2006 launch in Japan. Femara has outpaced competitors and gained market share in the aromatase inhibitor segment due to its unique benefits.

Lotrel (USD 748 million, -45% lc, only in US) has been negatively affected since May 2007 following the “at risk” launch of a generic copy by Teva Pharmaceuticals despite a valid US patent until 2017. Sandoz also launched an authorized generic version of this high blood pressure medicine. A trial date has not been set for the ongoing lawsuit against Teva, which risks potentially significant damages if Novartis prevails.

Voltaren (USD 747 million, +3% lc), a therapy for inflammation and pain, showed steady growth, primarily in Latin America and Asia, based on long-term trust in the brand. Patent protection for Voltaren in many key markets around the world has expired.

Trileptal (USD 692 million, -6% lc), a treatment for epilepsy seizures, generated growth until the expected entry of US generic competition in October 2007, which led to a sharp decline in US net sales in the fourth quarter of 2007.

Lescol (USD 665 million, -12% lc), a statin drug used to reduce cholesterol, was primarily impacted by decisions to reduce reference prices in Europe, while the introduction of generic simvastatin and a highly competitive market for this class weighed on US net sales.

Exelon (USD 632 million, +14% lc), for mild to moderate forms of Alzheimer’s disease and dementia associated with Parkinson’s disease, delivered solid growth. Several launches are underway for Exelon Patch in the US and Europe following regulatory approvals in 2007. This once-daily skin patch provides a novel treatment approach with a smooth and continuous delivery of Exelon to patients. Exelon Patch provides equivalent efficacy to the highest doses of capsules, but with three times fewer reports of nausea or vomiting.

Lamisil (USD 595 million, -40% lc), a therapy for fungal nail infections, fell sharply after the entry of US generic competition in July 2007. Basic patent protection for Lamisil’s active ingredient has now expired worldwide, with generics already available in Europe and Japan.

Lucentis (USD 393 million), for treatment of the eye disease “wet” age-related macular degeneration (AMD), experienced dynamic growth in Europe and other markets in its first year after EU approval in January 2007. Lucentis is the only treatment proven in clinical trials to maintain and improve vision in these patients with this form of AMD, which is the leading cause of blindness in people over age 50. Genentech holds the US rights.

Exjade (USD 357 million, +141% lc) delivered strong growth based on its unique status as the first once-daily oral therapy for treating patients with iron overload associated with various blood disorders. Iron overload is a potentially fatal condition, and the previous standard of care was a cumbersome infusion via a pump for up to 12 hours per day. First launched in the US in November 2005 and in Europe starting in August 2006, Exjade is now approved in more than 85 countries. In 2007 Exjade was submitted in Japan, a year ahead of schedule. About half of patients being given Exjade are new to iron chelation.

Xolair (USD 140 million, +30% lc), a biotechnology drug that offers a new approach for the treatment of moderate to severe allergic asthma, has benefited from rapid acceptance and is now available in 54 countries after EU approval in October 2005. Xolair is administered as an injection every two to four weeks and is proven to target a root cause of allergic asthma. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income. Genentech reported US net sales from Xolair of USD 472 million in 2007.

Zelnorm/Zelmac (USD 88 million, -84% lc), for irritable bowel syndrome and chronic constipation, was suspended in the US in March 2007, and subsequently in several other countries, to comply with a request from the FDA to review cardiovascular safety data. A treatment access program was started in the US to provide Zelnorm to appropriate patients. Novartis is continuing discussions with various health authorities.

Prexige (USD 91 million), an oral COX-2 inhibitor for osteoarthritic pain, was withdrawn in the European Union and other countries in 2007. These actions were taken after the first withdrawal in August in Australia based on post-marketing reports of serious liver side-effects allegedly associated with long-term use of higher doses, including the deaths of two patients. In September, the FDA issued a “not approvable” letter for the 100 mg once-daily dose, which is the lowest available formulation. Novartis believes Prexige, which is available in some countries, is a valuable therapy option for appropriate patients, particularly those at risk of serious gastrointestinal complications, and will continue discussions with health authorities.

Exforge (USD 103 million), a single-tablet combination of two very successful high blood pressure medicines — the angiotensin receptor blocker Diovan and the calcium channel blocker amlodipine — delivered the strongest launch performance among any Novartis anti-hypertensive medicine thanks to rapid growth in the US and Europe following initial launches in 2007. Clinical data have shown nine of ten patients treated with Exforge reached treatment goals, confirming strong efficacy coupled with improved convenience.

Aclasta/Reclast (USD 41 million) was launched in September 2007 in the US as a 15-minute, once-yearly infusion for women with postmenopausal osteoporosis, while initial launches were started in Europe in Germany and the UK after European Union approval in October 2007. The New England Journal of Medicine published in September the results of the first-ever clinical study involving more than 2,100 men and women with osteoporosis who had suffered a hip fracture, showing that Aclasta/Reclast reduces the risk of further fractures.

Tekturna/Rasilez (USD 40 million), the first new type of high blood pressure medicine in more than a decade, has performed well in a highly competitive US marketplace following its approval and launch in March 2007. Launches are also underway after European approval in August 2007. Known as Tekturna in the US and as Rasilez in other markets, key drivers have been broad clinical data demonstrating efficacy in lowering blood pressure, its safety profile and rising reimbursement rates in US formulary plans. Initial results of trials related to the ASPIRE HIGHER program showed potential benefits of Tekturna/Rasilez in reducing a key biomarker of kidney disease (AVOID) and in reducing the severity of heart failure (ALOFT). Rasilez HCT, a single-tablet combination with a diuretic, was submitted for EU approval in late 2007, while US approval as Tekturna HCT is expected in early 2008. This medicine was discovered by Novartis and developed in collaboration with Speedel.

Tasigna was launched during the fourth quarter of 2007 in the US and Europe following regulatory approvals as a new therapy for patients with a certain form of chronic myeloid leukemia (CML) who are resistant or intolerant to treatment with Gleevec/Glivec (imatinib). Tasigna is now approved in about 40 countries, and was also submitted for approval in Japan in June. Tasigna and Gleevec/Glivec both inhibit Bcr-Abl, the cause of Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML). Tasigna was designed to be a more potent and selective inhibitor of Bcr-Abl and its mutations. Separate Phase III studies are underway comparing Tasigna and Gleevec/Glivec in newly diagnosed CML patients as well as those with sub-optimal responses to previous therapy. A registration study is also underway in patients with gastrointestinal stromal tumors (GIST) who are resistant or intolerant to prior treatment.

Pharmaceutical Product Developments

Novartis has been recognized as having one of the most respected and promising R&D pipelines, which was reflected in 15 major regulatory approvals during 2007 in the US and European Union. Novartis has 140 projects in clinical development, with several compounds having the potential to advance standards of care in a range of diseases with inadequate treatments.

2007 MAJOR US AND EUROPEAN REGULATORY APPROVALS

Product	Active ingredient	Indication	Date approved
Aclasta/Reclast	zoledronic acid	Post-menopausal	US — Q3 2007
		osteoporosis	EU — Q4 2007
		Paget’s disease	US — Q2 2007
of the bone
Exforge	valsartan and amlodipine	High blood pressure	US — Q2 2007
EU — Q1 2007
Galvus	vildagliptin	Type 2 diabetes	EU — Q4 2007
Eucreas	vildagliptin and metformin	Type 2 diabetes	EU — Q4 2007
single-tablet
combination therapy
Exelon Patch	rivastigmine transdermal	Alzheimer’s disease	US — Q3 2007
	patch		EU — Q3 2007
Lucentis	ranibizumab	Age-related macular
		degeneration(blindness)	EU — Q1 2007
Sebivo/Tyzeka	telbivudine	Hepatitis B	EU — Q2 2007
Tasigna	nilotinib	Chronic myeloid	US — Q4 2007
		leukemia	EU — Q4 2007
Tekturna/Rasilez	aliskiren	High blood pressure	US — Q1 2007
EU — Q3 2007

Galvus (vildagliptin), a new oral treatment for type 2 diabetes, is expected to be made available in Europe starting in the first half of 2008. European health authorities announced in November 2007 their support for changes proposed by Novartis to prescribing information that would reduce the recommended daily doses to 50 mg once-daily or 50 mg twice-daily in combination with various other oral anti-diabetes medicines. EU approval has also been received for Eucreas, a single-tablet combination of Galvus with the oral anti-diabetes medicine metformin, which will also have amendments to its labeling before launch. In the US, Novartis is continuing discussions with the FDA on steps needed for approval after having received an “approvable letter” in February 2007 that included a request for additional clinical trial data.

Vaccines and Diagnostics Division

Net sales rose 52% (+47% lc) thanks to an excellent performance driven by a rise in sales of TBE (tick-borne encephalitis), pediatric and seasonal influenza vaccines as well as NAT (nucleic acid test) blood testing products. On a comparable 2006 full-year basis, net sales were up 25% (including unaudited net sales from Chiron for four months in the year-ago period before the April 2006 acquisition).

Sandoz Division

Net sales advanced 20% (+13% lc) thanks to dynamic growth in the US and strengthened positions in fast-growing markets, particularly in Eastern Europe. Sandoz provided an incremental contribution of more than USD 1 billion to annual net sales. Contributions from recently launched products, including “difficult-to-make” generics such as metoprolol succinate ER (ToprolXL®) and cefdinir (Omnicef®), supported the 27% increase in US net sales, which also benefited from the launch of an authorized generic version of amlodipine/benazepril (Lotrel). Several other countries contributed to growth, led by Russia, France, Canada, Poland, Turkey, China and Brazil.

Consumer Health Division Continuing Operations

Strong performances from OTC and Animal Health underpinned the 11% (+6% lc) increase in net sales, driven by the increased focus on strategic brands, new product launches and expansion in emerging markets and Japan. CIBA Vision net sales were higher, supported by a resumption of contact lens and lens-care product deliveries in 2007 following shortages in 2006.

Discontinued Consumer Health Division Operations

Following recent divestments, the financial results of the Medical Nutrition (including Nutrition & Santé) and Gerber Business Units are reported as “Discontinued operations” in both 2007 and 2006. A combined total of USD 1.7 billion in net sales was recorded in 2007 prior to the divestments of Medical Nutrition (as of July 1, 2007) and Gerber (as of September 1, 2007).

Operating Income

	Year ended		Year ended
	Dec 31, 2007	% of	Dec 31, 2007	% of	Change
	USD millions	net sales	USD millions	net sales	%
Pharmaceuticals	6 086	25.3	6 703	29.7	-9
Vaccines and Diagnostics	72	5.0	-26
Sandoz	1 039	14.5	736	12.4	41
Consumer Health continuing operations	812	15.0	761	15.5	7
Corporate income and expenses, net	-1 228		-532		131
Operating income from continuing operations	6 781	17.8	7 642	22.2	-11

Operating income excluding environmental provision and “Forward” charges

	Year ended		Year ended
	Dec 31, 2007	% of	Dec 31, 2007	% of	Change
	USD millions	net sales	USD millions	net sales	%
Pharmaceuticals (1)	6 393	26.6	6 703	29.7	-5
Vaccines and Diagnostics	72	5.0	-26		377
Sandoz	1 039	14.5	736	12.4	41
Consumer Health continuing operations (1)	909	16.8	761	15.5	19
Corporate income and expenses, net (1), (2)	-598		-532		12
Operating income from continuing operations excluding Corporate environmental charge and “Forward”restructuring charge	7 815	20.5	7 642	22.2	2
Corporate environmental provision increase	-590
“Forward” restructuring charges	-444
Operating income from continuing operations	6 781	17.8	7 642	22.2	-11

(1) Excludes respective component of the “Forward” restructuring charge in the 2007 fourth quarter of USD 444 million (Pharmaceuticals: USD 307 million, Consumer Health: USD 97 million and Corporate: USD 40 million)

(2) Excludes Corporate environmental provision increase of USD 590 million in the 2007 third quarter

Operating income from continuing operations fell 11% to USD 6.8 billion, reflecting the negative impact of significant charges in 2007 that included a USD 590 million Corporate expense to increase environmental provisions and a restructuring charge of USD 444 million for the “Forward” initiative to improve the Group’s competitiveness. Excluding these charges, which totaled approximately USD 1 billion, operating income from continuing operations rose 2% as contributions from the Sandoz, Vaccines and Diagnostics, and Consumer Health Divisions were partially offset by lower contributions from the US pharmaceuticals business.

Pharmaceuticals Division

Pharmaceuticals operating income fell 9% to USD 6.1 billion due to a number of factors that included lost operating income in the US due to the entry of generic competition for four products and the suspension of Zelnorm, major investments in late-stage development compounds, new product launches and restructuring charges. The operating margin declined to 25.3% of net sales (or to 26.7% of net sales excluding total restructuring charges of USD 307 million for “Forward” and other items of USD 25 million) from 29.7% in 2006. Research & Development investments rose 19% to USD 5.1 billion and represented 21% of net sales, mainly to support the rich late-stage pipeline that includes the projects FTY720, QAB149, MFF258, ACZ885, ABF656, RAD001 and Exforge. Marketing & Sales expenses were up 9% to support many new product launches and rollouts, which was partly offset by productivity initiatives. Cost of Goods Sold was higher due mainly to a USD 320 million intangible asset impairment charge for Famvir product rights.

Vaccines and Diagnostics Division

Vaccines and Diagnostics reported operating income of USD 72 million in 2007 compared to an operating loss of USD 26 million in 2006, which was mainly impacted by acquisition-related charges following the April 2006 purchase of the remaining shares of Chiron. The strong business performance in 2007 supported significant investments in R&D, particularly for late-stage trials involving meningococcal meningitis vaccine candidates and a new strategic alliance with Intercell. The adjusted operating margin was 21.3% of net sales excluding legal settlement gains of USD 83 million in 2007 as well as restructuring and amortization charges for intangible assets.

Sandoz Division

Sandoz operating income advanced significantly faster than net sales growth, rising 41% to USD 1.0 billion due to strong increases in sales volumes thanks to new product launches as well as efficiency improvements throughout the division. As a result, the operating margin in 2007 rose to 14.5% of net sales from 12.4% in 2006. Excluding exceptional items and the amortization of intangible assets in both 2007 and 2006, adjusted operating income rose 20% and the adjusted operating margin was 20.0% of net sales.

Consumer Health Division Continuing Operations

Consumer Health operating income rose 7% to USD 812 million for continuing operations thanks to strong performances of strategic brands in OTC and Animal Health as well as the resumption of contact lens and lens care product deliveries in CIBA Vision. These factors more than offset significant investments throughout the division in R&D and marketing initiatives to support new product launches and geographic expansion. Excluding the restructuring charge in 2007 for “Forward,” operating income was up 19% and operating margin was 16.8% of net sales.

Corporate Income & Expense, Net

Net corporate expense totaled USD 1.2 billion, an increase from USD 532 million in 2006, primarily reflecting the exceptional increase of USD 590 million in environmental provisions as well as restructuring costs of USD 40 million for the “Forward” initiative in 2007.

Environmental Charge

Nova rtis increased its provisions for worldwide environmental liabilities by USD 614 million following internal and external reviews completed in 2007, of which USD 590 million was recorded as a Corporate charge. This provision includes the related share of any potential remediation costs for historical landfills in the Basel region (including Switzerland, France and Germany). Assessments for these landfills are being completed in coordination with various governments, which are responsible for the supervision and decision-making process for any remediation actions. A new Swiss foundation is being created to finance the Novartis-related share of the potential regional landfill remediation costs.

“Forward” Initiative Restructuring Charge

To help Novartis more rapidly meet the needs of patients and customers, the “Forward” initiative was launched in December 2007 to improve the Group’s competitiveness. This initiative, which is now underway and will be implemented in 2008 and 2009, will simplify organizational structures, accelerate and decentralize decision-making processes, redesign the way Novartis operates and provide productivity gains. Pre-tax annual cost savings of USD 1.6 billion are expected in 2010 enabling Novartis to maximize resources available to support growth and customer-oriented activities. A pre-tax restructuring charge of USD 444 million was taken in the 2007 fourth quarter (Pharmaceuticals: USD 307 million, Consumer Health: USD 97 million, Corporate: USD 40 million). Approximately 2 500 full-time positions are expected to be reduced from among nearly 100 000 full-time positions currently within the Group. Many reductions will be handled through normal fluctuation in staffing levels as well as vacancy management and social programs. All reductions will be handled in a socially responsible manner with fair and respectful treatment of associates. Novartis will consult with works councils and comply with local labor laws.

Operating Income from Continuing Operations by Function

	Year ended Dec 31, 2007 USD millions	Year ended Dec 31, 2006 USD millions	Change %
Net sales from continuing operations	38 072	34 393	11
Other revenues	875	712	23
Cost of goods sold	-11 032	-9 411	17
Marketing & sales	-11 126	-10 092	10
Research & development	-6 430	-5 321	21
General & administration	-2 133	-1 882	13
Other income & expense (1)	-411	-757	-45
Operating income from continuing operations excluding Corporate environmental charge and “Forward” restructuring charge	7 815	7 642	2
Corporate environmental provision increase	-590
“Forward” restructuring charges	-444
Operating income from continuing operations	6 781	7 642	-11

(1) Excludes Corporate environmental and “Forward” restructuring charges of USD 1 034 million.

Other Revenues

Other revenues rose 23% to USD 875 million mainly due to increased contributions of royalty income from the diagnostics business of the Vaccines and Diagnostics Division. Other revenues also include profit contributions relating to sales of the asthma medicine Xolair in the US, where it is co-marketed and co-developed in collaboration with Genentech.

Cost of Goods Sold

Cost of Goods Sold rose 17% to USD 11.0 billion in 2007, rising to 29.0% as a percentage of net sales from continuing operations from 27.4% in 2006. Excluding an intangible asset impairment charge of USD 320 million in the Pharmaceuticals Division related to the start of US generic competition for Famvir, Cost of Goods Sold rose 14%, which was slightly higher than the 11% increase in net sales from continuing operations.

Marketing & Sales

Marketing & Sales expenses rose 10% to USD 11.1 billion, but remained essentially unchanged at 29.2% as a percentage of net sales from continuing operations.

Research & Development

Research & Development expenses rose 21% to USD 6.4 billion, supporting significant investments in new product innovation throughout the Group. The Pharmaceuticals Division accounted for nearly 80% of the Group’s investments in R&D activities. As a percentage of net sales from continuing operations, R&D investments rose to 16.9% from 15.5% in 2006.

General & Administration

General & Administration expenses climbed 13% to USD 2.1 billion in 2007, largely in line with the advance in net sales from continuing operations.

Other Income & Expense

Excluding the Corporate environmental provision increase of USD 590 million and the “Forward” restructuring charge of USD 444 million, Other Income & Expense fell to a net expense of USD 411 million in 2007 from a net expense of USD 757 million in 2006. The reduced expenses include one-time gains of USD 278 million in the Pharmaceuticals Division from the sale of brands and equity investments and a launch provision reversal following the US and European regulatory approvals of Tekturna/Rasilez. Total other income and expense including the Corporate environmental provision increase and “Forward” restructuring charges increase to USD 1 445 million from USD 757 million.

Non-Divisional Income & Expense

	Year ended Dec 31, 2007 USD millions	Year ended Dec 31, 2006 USD millions	Change %
Operating income from continuing operations	6 781	7 642	-11
Income from associated companies	412	264	56
Financial income	531	354	50
Interest expense	-237	-266	-11
Income before taxes from continuing operations	7 487	7 994	-6
Taxes	-947	-1 169	-19
Net income from continuing operations	6 540	6 825	-4
Net income from discontinued operations	5 428	377
Group net income	11 968	7 202	66
Attributable to
Shareholders of Novartis AG	11 946	7 175	66
Minority interests	22	27	-19

Income from Associated Companies

Associated companies are accounted for using the equity method when Novartis holds between 20% and 50% of the voting shares of these companies, or where Novartis has otherwise significant influence over them. Income from associated companies is mainly derived from the Group’s investment in Roche Holding AG. Income from the investment in Chiron Corporation was accounted for using the equity method until the full acquisition of the remaining outstanding shares in April 2006.

Income from associated companies rose to USD 412 million in 2007 compared to USD 264 million in 2006, with the sharp increase mainly reflecting a higher contribution from the Roche investment as well as the prior year negative impact of exceptional charges incurred by Chiron prior to its acquisition.

The Group’s 33.3% interest in Roche’s voting shares, which represents a 6.3% interest in Roche’s total equity, generated income of USD 391 million in 2007 compared to USD 290 million in 2006. The 2007 contribution reflects an estimate of the Group’s share of full-year income from Roche, of USD 509 million, including a positive prior-year adjustment of USD 13 million. This contribution was reduced by a USD 118 million charge for the amortization of intangible assets arising from the allocation of the purchase price paid by Novartis for this investment to Roche’s property, plant & equipment and intangible assets.

A survey of analyst estimates is used to predict the Group’s share of net income in Roche. Any differences between these estimates and actual results will be adjusted in the 2008 financial statements.

Financial Income and Interest Expense from Continuing Operations
Net financial income more than tripled to USD 294 million in 2007 from USD 88 million in 2006, reflecting increased liquidity from divestments and excellent currency management in very challenging conditions.

Taxes

Tax expenses from continuing operations fell 19% to USD 0.9 billion from USD 1.2 billion in 2006 as the effective tax rate for continuing operations (taxes as a percentage of pre-tax income ) declined to 12.6% in 2007 compared to 14.6% in 2006 due to factors that included the impact of the restructuring and environmental liability charges, reduced profits in higher tax jurisdictions, a reduction of the German corporate tax rate to 28.5% from 37.5% and the deferred tax impact of legal restructurings for the Chiron acquisition. The Group’s expected tax rate for continuing operations (weighted average tax rate based on the result before tax of each subsidiary) was 13.9% compared to 15.0% in 2006. The effective tax rate is different than the expected tax rate due to various adjustments to expenditures and income for tax purposes. See note 6 to the consolidated financial statements for details of the main elements contributing to the difference.

Net Income from Discontinued Operations

The pretax gain of USD 5.8 billion from the divestments of Medical Nutrition (July 2007) and Gerber (September 2007) resulted in an after-tax USD 5.2 billion net income from discontinued operations. The remainder of net income from discontinued operations reflects contributions from these Business Units operating income before their divestment. The effective tax rate for discontinued operations in 2007 was 11.8% (2006: 29.1%).

Net Income

Record total Group net income of USD 12.0 billion includes the one-time gains from the divestment of the Medical Nutrition and Gerber Business Units.

Net income from continuing operations decreased 4% to USD 6.5 billion due mainly to the impact of significant charges taken in 2007, which were partially offset by higher income contributions from associated companies and a reduction in the tax rate for 2007.

Basic Earnings per Share

Basic earnings per share for the total Group were USD 5.15 per share thanks mainly to the one-time divestment gains from discontinued operations, which represented USD 2.34 per share. For continuing operations, basic earnings per share were USD 2.81 a decline of 3% from USD 2.90 in 2006.

Condensed Consolidated Balance Sheets

	Dec 31, 2007 USD millions	Dec 31, 2006 USD millions	Change USD millions
Total non-current assets	48 022	46 604	1 418
Cash, marketable securities and derivative financial instruments	13 201	7 955	5 246
Other current assets	14 229	12 713	1 516
Assets related to discontinued operations		736	-736
Total assets	75 452	68 008	7 444
Total equity	49 396	41 294	8 102
Financial debt	5 794	7 229	-1 505
Other liabilities	20 262	19 208	1 054
Liabilities related to discontinued operations		207	-207
Total equity and liabilities	75 452	68 008	7 444

The December 31, 2006 balance sheet only discloses the Medical Nutrition Business Unit as a discontinued operation. The non-current assets increased USD 1.4 billion to USD 48.0 billion at December 31, 2007. This movement is as a result of a USD 3.4 billion increase, mainly on account of significant investments in property, plant & equipment as well as in financial assets, offset by the divestment of Gerber which reduced non-current assets by USD 2.0 billion. Cash and marketable securities and derivative financial instruments increased by USD 5.2 billion or 66% as a result of the divestment proceeds and the increased cash flows from the continuing operating activities. Other current assets increased by USD 1.5 billion due to higher inventories related to recent product launches and trade receivables due to increases in net sales in US dollars. The Group’s equity increased by USD 8.1 billion on account of the total recognized income and expense of USD 14.8 billion (comprised of USD 12.0 billion in net income; USD 2.2 billion in currency translation gains; USD 0.4 billion in actuarial gains on pension plans and USD 0.2 billion in other net movements) which was offset by transactions with shareholders (mainly the dividend payment of USD 2.6 billion and USD 4.1 billion in net share repurchases and equity-based compensation). The year-end debt/equity ratio decreased to 0.12:1 from 0.18:1 in 2006 due to the increase in equity and a decrease in financial liabilities.

The financial debt of USD 5.8 billion consists of USD 5.1 billion current and USD 0.7 billion non-current liabilities to banks and financial institutions. The last bond of USD 1.3 billion outstanding at December 31, 2006, was repaid in 2007. For details on the maturity profile of debt, currency and interest rate structure, see note 18 to the consolidated financial statements. The increase in other liabilities from USD 19.2 billion to USD 20.2 billion is mainly on account of the increase of the provisions for restructuring and for environmental liability remediation.

Novartis debt continues to be rated by Standard & Poor’s, Moody’s and Fitch as AAA, Aaa and AAA for long-term maturities and A1+, P1 and F1+ for short-term debt, respectively, making the Group one of the few non-financial service companies worldwide to have attained the highest rating from these three benchmark rating agencies. The Group considers its financing arrangements to be sufficient for its present requirements.

Liquidity and Capital Resources

The following table sets forth certain information about the Group’s cash flow and net liquidity.

	2007	2006	Change
	USD millions	USD millions	USD millions
Cash flow from operating activities of continuing operations	9 210	8 304	906
Cash flow used for investing activities of continuing operations	-6 244	-6 357	113
Cash flow used for financing activities of continuing operations	-9 318	-4 931	-4 387
Cash flow from discontinued operations	7 595	457	7 138
Currency translation effect on cash and cash equivalents	298	25	273
Cash and cash equivalents at the end of the year of discontinued operations	4	-4	8
Net change in cash and cash equivalents of continuing operations	1 545	-2 506	4 051
Change in marketable securities	3 701	-472	4 173
Change in current and non-current financial debts	1 505	1 155	350
Change in net liquidity	6 751	-1 823	8 574
Net liquidity at January 1	656	2 479	-1 823
Net liquidity from continuing operations at December 31	7 407	656	6 751
Net debt of discontinued operations at December 31		-3	3
Net liquidity at December 31	7 407	653	6 754

Cash flow from continuing operating activities increased by 11% (USD 906 million) to USD 9.2 billion mainly the result of higher sales proceeds despite increased working capital requirements to support the organic business expansion.

Cash outflow due to continuing investing activities was USD 6.2 billion. Investments in property, plant & equipment amounted to USD 2.5 billion and in intangible assets to USD 0.6 billion while a net amount of USD 3.3 billion was spent on the purchase of marketable securities. Cash flow used for continuing financing activities was USD 9.3 billion, an increase of USD 4.4 billion from 2006 with USD 2.6 billion used for dividend payments. USD 2.2 billion net cash outflow was due to the repayment of current and non-current financial debt and USD 4.6 billion was due to net purchases of treasury shares.

Overall liquidity (cash, cash equivalents and marketable securities including financial derivatives) amounted to USD 13.2 billion at December 31, 2007. Net liquidity increased by USD 6.8 billion to a total of USD 7.4 billion at December 31, 2007, compared to USD 656 million at the start of the year, with the divestments making a significant contribution during the year.

Free Cash Flow after Dividends

Novartis defines free cash flow as cash flow from operating activities less purchase or sale of property, plant & equipment, intangible and financial assets and dividends paid. Cash effects realized in connection with the acquisition or divestment of subsidiaries, associated companies and minority interests are excluded from free cash flow. The following is a summary of the Group’s free cash flow:

	2007 USD millions	2006 USD millions	Change USD millions
Cash flow from operating activities of continuing operations	9 210	8 304	906
Purchase of property, plant & equipment	-2 549	-1 779	-770
Purchase of intangible assets	-584	-451	-133
Purchase of financial assets	-311	-258	-53
Proceeds from sale of property, plant & equipment	134	83	51
Proceeds from sale of intangible and financial assets	459	195	264
Dividends paid to shareholders of Novartis AG	-2 598	-2 049	-549
Free cash flow from continuing operations	3 761	4 045	-284
Free cash flow from discontinued operations	-314	295	-609
Group free cash flow	3 447	4 340	-893

Free cash flow from continuing operations decreased by 7% to USD 3.8 billion in 2007 from USD 4.0 billion in 2006 as the increase in cash flow from operating activities and in proceeds from asset disposals were offset by increased payments for property, plant & equipment and intangible assets as well as higher dividend payments.

Capital expenditure for continuing operations on property, plant & equipment for 2007 amounted to USD 2.5 billion (6.7% of net sales of continuing operations compared to 5.2% in 2006). This level reflects the continued investment in production sites as well as R&D facilities. In 2008 capital expenditures for property, plant & equipment are forecast to be approximately 6.5 to 7.5% of net sales. These expenditures are expected to be funded from internally generated resources.

Free cash flow is presented as additional information because Novartis considers it is a useful indicator of the Group’s ability to operate without relying on additional borrowing or the use of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment and investment in strategic opportunities.

The Group uses free cash flow as a performance measure when making internal comparisons of the results of Divisions. Free cash flow of the Divisions uses the same definition as for the Group. However no dividends, tax or financial receipts or payments are included in the Divisional calculation.

The following summarizes the free cash flow by Division:

	2007 USD millions	2006 USD millions	Change USD millions
Pharmaceuticals	6 292	6 501	-209
Vaccines and Diagnostics	-91	151	-242
Sandoz	1 112	876	236
Consumer Health continuing operations	772	553	219
Corporate and other	-1 726	-1 987	261
Dividends paid to shareholders of Novartis AG	-2 598	-2 049	-549
Total continuing operations	3 761	4 045	-284
Discontinued operations	-314	295	-609
Group free cash flow	3 447	4 340	-893

Contractual Obligations

The following summarizes the Group’s contractual obligations and other commercial commitments and the effect these obligations and commitments are expected to have on the Group’s liquidity and cash flow in future periods.

	Payments due by period
	Total	Less than 1 year	2–3 years	4–5 years	After 5 years
	USD millions	USD millions	USD millions	USD millions	USD millions
Non-current financial debt	701	24	577	38	62
Operating leases	1 199	301	396	201	301
Unfunded pensions and other post-retirement obligations	1 620	101	207	230	1 082
Research & Development — Unconditional commitments	62	19	26	14	3
— Potential milestone commitments	3 178	303	898	1 273	704
Purchase commitments — Property, plant & equipment	690	546	107	27	10
Total contractual cash obligations	7 450	1 270	2 215	1 785	2 180

The Group expects to fund these commitments with internally generated resources.

Internal Control over Financial Reporting

Management assessed the effectiveness of the Group’s internal control over financial reporting. The Group’s independent auditors also issued an opinion on the effectiveness of the Group’s internal control over financial reporting. No material weaknesses were revealed in 2007 from this review of the internal control over financial reporting.

Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)

The Group defines EBITDA as operating income before depreciation of property, plant & equipment and amortization of intangible assets, and any related impairment charges.

	2007 USD millions	2006 USD millions	Change USD millions
Operating income from continuing operations	6 781	7 642	-861
Depreciation of property, plant & equipment	1 130	977	153
Amortization of intangible assets	1 091	810	281
Impairments of property, plant & equipment and intangible assets	637	136	501
Group EBITDA from continuing operations	9 639	9 565	74
EBITDA from discontinued operations	6 169	629	5 540
Group EBITDA	15 808	10 194	5 614

The segmentation of the Group EBITDA among the Divisions was as follows:

	EBITDA 2007 USD millions	% of net sales	EBITDA 2006 USD millions	% of net sales
Pharmaceuticals	7 688	32.0	7 601	33.7
Vaccines and Diagnostics	448	30.9	201	21.0
Sandoz	1 664	23.2	1 295	21.7
Consumer Health continuing operations	1 030	19.0	959	19.6
Corporate and other	-1 191		-491
Group EBITDA from continuing operations	9 639	25.3	9 565	27.8
EBITDA from discontinued operations	6 169		629
Group EBITDA	15 808	39.7	10 194	27.5

Enterprise Value

Enterprise value represents the total amount that shareholders and debt holders have invested in Novartis, less the Group’s liquidity.

	Dec 31, 2007 USD millions	Dec 31, 2006 USD millions	Change USD millions
Market capitalization	123 889	135 105	-11 216
Minority interests	173	183	-10
Financial debts (1)	5 794	7 306	-1 512
Less liquidity (1)	-13 201	-7 959	-5 242
Enterprise value	116 655	134 635	-17 980
Enterprise value/EBITDA continuing operations	12	14

(1) including discontinued operations

Value Added Statement

A total of 51% of the 2007 revenue from net sales was used to purchase goods and services from suppliers. Of the Net Value Added of USD 17.9 billion, 55% was paid either directly or indirectly to associates, 22% was retained in the business for future expansion and 8% was paid to public authorities and financial institutions. Dividends paid to shareholders represented 15% of the Net Value Added.

ORIGIN OF VALUE ADDED — CONTINUING OPERATIONS

	2007 USD millions	2007 % of net sales	2006 % of net sales
Net sales	38 072	100	100
Other revenues, change in inventory and own manufactured items	1 626	4.3	1.8
	39 698	104.3	101.8
Services bought from third parties: Material costs and other operating expenses	-19 434	-51.1	-46.0
Gross value added	20 264	53.2	55.8
Depreciation, amortization and impairments on property, plant & equipment and intangible assets	-2 858	-7.5	-5.6
Financial income	531	1.4	1.0
Net Value Added	17 937	47.1	51.2

SUMMARY OF QUARTERLY FINANCIAL DATA FOR 2007 AND 2006

USD millions unless indicated otherwise	Q1	Q2	Q3	Q4	2007	Q1	Q2	Q3	Q4	2006
Net sales from continuing operations	9 128	9 400	9 613	9 931	38 072	7 666	8 508	8 821	9 398	34 393
Other revenues	246	184	205	240	875	90	163	203	256	712
Cost of goods sold	-2 488	-2 497	-3 034	-3 013	-11 032	-1 980	-2 225	-2 529	-2 677	-9 411
Gross profit from continuing operations	6 886	7 087	6 784	7 158	27 915	5 776	6 446	6 495	6 977	25 694
Marketing & sales	-2 587	-2 812	-2 682	-3 045	-11 126	-2 200	-2 510	-2 478	-2 904	-10 092
Research & development	-1 502	-1 529	-1 552	-1 847	-6 430	-1 124	-1 253	-1 404	-1 540	-5 321
General & administration	-483	-517	-499	-634	-2 133	-388	-455	-446	-593	-1 882
Other income & expense	21	-132	-599	-735	-1 445	-90	-264	-188	-215	-757
Operating income from continuing operations	2 335	2 097	1 452	897	6 781	1 974	1 964	1 979	1 725	7 642
Income from associated companies	97	95	116	104	412	104	1	88	71	264
Financial income	87	90	109	245	531	108	79	72	95	354
Interest expense	-53	-57	-66	-61	-237	-58	-75	-76	-57	-266
Income before taxes from continuing operations	2 466	2 225	1 611	1 185	7 487	2 128	1 969	2 063	1 834	7 994
Taxes	-374	-282	-37	-254	-947	-343	-317	-271	-238	-1 169
Net income from continuing operations	2 092	1 943	1 574	931	6 540	1 785	1 652	1 792	1 596	6 825
Net income from discontinued operations	79	73	5 294	-18	5 428	171	61	78	67	377
Group net income	2 171	2 016	6 868	913	11 968	1 956	1 713	1 870	1 663	7 202
Attributable to
Shareholders of Novartis AG	2 169	2 008	6 865	904	11 946	1 947	1 707	1 867	1 654	7 175
Minority interests	2	8	3	9	22	9	6	3	9	27
Basic earnings per share (USD)
— total	0.92	0.86	2.97	0.40	5.15	0.83	0.73	0.80	0.70	3.06
— continuing operations	0.89	0.83	0.68	0.41	2.81	0.76	0.70	0.77	0.67	2.90
— discontinued operations	0.03	0.03	2.29	-0.01	2.34	0.07	0.03	0.03	0.03	0.16

Net sales by Division
Pharmaceuticals	5 923	6 065	5 885	6 152	24 025	5 052	5 699	5 776	6 049	22 576
Vaccines and Diagnostics	231	251	572	398	1 452		127	374	455	956
Sandoz	1 696	1 719	1 783	1 971	7 169	1 431	1 450	1 425	1 653	5 959
Consumer Health continuing operations	1 278	1 365	1 373	1 410	5 426	1 183	1 232	1 246	1 241	4 902
Total continuing operations	9 128	9 400	9 613	9 931	38 072	7 666	8 508	8 821	9 398	34 393
Discontinued operations	691	722	315		1 728	635	674	663	655	2 627
Group net sales	9 819	10 122	9 928	9 931	39 800	8 301	9 182	9 484	10 053	37 020

Operating income by Division
Pharmaceuticals	1 853	1 767	1 541	925	6 086	1 626	1 677	1 779	1 621	6 703
Vaccines and Diagnostics	27	-20	172	-107	72		-38	10	2	-26
Sandoz	318	243	228	250	1 039	238	207	87	204	736
Consumer Health continuing operations	240	243	244	85	812	230	216	241	74	761
Corporate income & expense, net	-103	-136	-733	-256	-1 228	-120	-98	-138	-176	-532
Total continuing operations	2 335	2 097	1 452	897	6 781	1 974	1 964	1 979	1 725	7 642
Discontinued operations (including divestment gains)	118	119	5 943	-28	6 152	228	96	109	99	532
Group operating income	2 453	2 216	7 395	869	12 933	2 202	2 060	2 088	1 824	8 174

SUMMARY OF GROUP FINANCIAL DATA 2003–2007

USD millions unless indicated otherwise		2007	2006	2005	2004 (1)	2003 (1)
Net sales to third parties — continuing operations		38 072	34 393	29 446	25 685	22 688
Change relative to preceding year	%	10.7	16.8	14.6	13.2	21.8
Pharmaceuticals Division net sales		24 025	22 576	20 262	18 497	16 020
Change relative to preceding year	%	6.4	11.4	9.5	15.5	18.4
Vaccines and Diagnostics net sales		1 452	956
Sandoz Division net sales		7 169	5 959	4 694	3 045	2 906
Change relative to preceding year	%	20.3	26.9	54.2	4.8	59.9
Consumer Health Division net sales — continuing operations		5 426	4 902	4 490	4 143	3 762
Change relative to preceding year	%	10.7	9.2	8.4	10.1	14.7
Net sales from discontinued operations (2)		1 728	2 627	2 766	2 562	2 176
Operating income — continuing operations		6 781	7 642	6 507	5 959	5 323
Change relative to preceding year	%	-11.3	17.4	9.2	11.9	12.8
As a % of net sales	%	17.8	22.2	22.1	23.2	23.5
As a % of average equity	%	15.0	20.5	20.2	19.7	18.8
As a % of average net operating assets	%	16.7	22.4	25.0	26.9	25.3
Operating income from discontinued activities (2)		6 152	532	398	330	343
Net income from continuing operations		6 540	6 825	5 881	5 374	4 662
Change relative to preceding year	%	-4.2	16.1	9.4	15.3	4.6
As a % of net sales		17.2	19.8	20.0	20.9	20.5
Net income from discontinued operations (2)%		5 428	377	260	227	243
Group net income — total		11 968	7 202	6 141	5 601	4 905
As a % of average equity	%	26.4	19.3	19.0	18.6	17.4
Dividends of Novartis AG (3)		3 192	2 598	2 049	2 107	1 896
As % of net income from continuing operations	%	48.8	38.1	34.8	39.2	40.7
Cash flow from operating activities (4)		9 210	8 304	7 750	6 356	6 241
Change relative to preceding year	%	10.9	7.1	21.9	1.8	24.3
As a % of net sales	%	24.2	24.1	26.3	24.7	27.5
Free cash flow (4)		3 761	4 045	4 657	3 210	3 377
Change relative to preceding year	%	-7.0	-13.1	45.1	-4.9	16.8
As a % of net sales	%	9.9	11.8	15.8	12.5	14.9
Purchase of property, plant & equipment (4)		2 549	1 779	1 078	1 206	1 289
Change relative to preceding year	%	43.3	65.0	-10.6	-6.4	29.3
As a % of net sales	%	6.7	5.2	3.7	4.7	5.7
Depreciation of property, plant & equipment (4)		1 130	977	771	736	695
As a % of net sales	%	3.0	2.8	2.6	2.9	3.1
Research & development expenditure (4)		6 430	5 321	4 797	4 029	3 612
As a % of net sales	%	16.9	15.5	16.3	15.7	15.9
Pharmaceuticals Division research & development expenditure		5 088	4 265	3 972	3 371	2 995
As a % of Pharmaceuticals Division net sales	%	21.2	18.9	19.6	18.2	18.7
Total assets		75 452	68 008	57 732	52 488	48 378
Liquidity		13 201	7 959	10 933	13 892	12 621
Equity		49 396	41 294	33 164	31 315	29 043
Debt/equity ratio		0.12:1	0.18:1	0.25:1	0.22:1	0.21:1
Current ratio		1.6:1	1.3:1	1.4:1	2.1:1	2.2:1
Net operating assets (4)		41 989	39 120	29 133	22 847	21 493
Change relative to preceding year	%	7.3	34.3	27.5	6.3	4.4
As a % of net sales	%	110	114	99	89	95
Personnel costs (4)		9 893	8 692	7 450	6 534	5 862
As a % of net sales	%	26.0	25.3	25.3	25.4	25.8
Number of full-time equivalent associates at year end (4)		98 200	94 241	83 313	74 060	70 863
Net sales per full-time equivalent associate (average) (4)	USD	395 675	387 409	374 219	354 464	333 311

(1)

Income and cash flow statement data are based on pro forma data which takes into consideration the new accounting standards adopted from January 1, 2005. Balance sheet data is based on restated figures.

(2)	Including discontinued Gerber, Medical Nutrition and Nutrition & Santé operations.
(3)	2007: Proposal to the shareholder’s meeting. In all years this shows only those amounts paid to third party shareholders of Novartis AG.
(4)	Continuing operations only.

EQUITY STRATEGY AND SHARE INFORMATION

Novartis Share Developments in 2007

•                  Swiss-listed Novartis shares decline 12% (2006: +2%) to CHF 62.10

•                  American Depositary Shares (ADS) decline 5% (2006: +9%) to USD 54.31

The negative share price performance in 2007 for some pharmaceutical companies - including Novartis - reflected the volatility of global equity markets as well as the current lack of investor interest in this sector, which has led to a sharp reduction in Price/Earnings ratios in recent years.

The Swiss Market Index (SMI) was down 3% in 2007 (2006: +16%), while the Morgan Stanley World Pharmaceuticals Index declined 2% (2006: +14%) compared to 2006. However, a separate longer-term analysis shows the Dow Jones World Index has risen approximately 114% during the last five years and the FTSE Global Pharmaceuticals Index has risen 38% during the same period.

The Novartis share price closed at CHF 62.10 on December 29, 2007, a decline of 12% (2006: +2%) from the 2006 year-end closing price of CHF 70.25. The performance of American Depositary Shares (ADS) in the US showed a decline of 5% (2006: +9%), mainly reflecting the weakening of the US dollar against the Swiss franc.

The market capitalization of Novartis amounted to USD 124 billion as of December 31, 2007, compared to USD 135 billion at the end of 2006.

Continuously Rising Dividend Since 1996

The Board of Directors has proposed a 19% increase in the dividend payment for 2007 to CHF 1.60 per share (2006: CHF 1.35) for approval at the next Annual General Meeting in February 2008. This represents the eleventh consecutive increase in the dividend paid per share since the formation of Novartis in December 1996. If the 2007 dividend proposal is approved by the shareholders, dividends paid out on the outstanding shares will amount to USD 3.2 billion (2006: USD 2.6 billion), resulting in a payout ratio of 49% of net income from continuing operations (2006: 38%). Based on the 2007 year-end share price of CHF 62.10, the dividend yield will be 2.6% (2006: 1.9%). The dividend payment date for 2007 has been set for February 29, 2008. With the exception of 272.7 million treasury shares, all shares issued are dividend bearing.

Fourth and Fifth Share Repurchase Programs Completed in 2007

Novartis successfully completed two share repurchase programs in 2007 as part of a long-standing commitment to increasing the cash returned to shareholders.

In July 2007, Novartis completed the fourth share repurchase program initiated in August 2004, having bought 22 175 000 shares for approximately USD 1.3 billion (CHF 1.5 billion) at an average price of CHF 69.03 per share. The fifth share repurchase program was launched in July 2007, and was completed in November through the purchase of 63 173 000 Novartis shares for a total of USD 3.4 billion (CHF 4.0 billion).

Novartis will propose to shareholders at the next General Meeting in February 2008 to cancel all shares repurchased in the fifth program as well as the remaining 22 175 000 shares from the fourth program. If approved, a total of 85 348 000 shares, which corresponds to 3.13% of the registered Novartis share capital, will be cancelled, and the share capital will be reduced accordingly.

More than USD 13 billion (CHF 19 billion) has been distributed to shareholders through these five share repurchase programs since the creation of Novartis in December 1996.

The Board of Directors will propose to shareholders the approval of a new CHF 10 billion repurchase program at the next Annual General Meeting in February 2008.

Direct Share Purchase Plans

Since 2001, Novartis has been offering US investors an ADS Direct Plan, which provides these investors an easy and inexpensive way of directly purchasing Novartis shares and of reinvesting dividends. This plan holds Novartis American Depositary Shares (ADSs), which are listed on the New York Stock Exchange under the trading symbol NVS. At the end of 2007, the ADS Direct Plan had 659 participants.

Starting in September 2004, Novartis began offering a Direct Share Purchase Program to investors residing in Switzerland, Liechtenstein, France and the United Kingdom, which was the first of its kind in Europe. This plan offers an easy and inexpensive way for investors to directly purchase Novartis registered shares and holding them at no cost in a deposit account with SAG SIS Aktienregister AG. At the end of 2007, a total of 9 052 shareholders were enrolled in this program.

Information on Novartis Shares

You can find further information on the Internet at http://www.novartis.com/investors.

Novartis 2007 Share Price Movement

  Novartis

  Morgan Stanley World Pharmaceuticals Index

  Swiss Market Index (SMI)

KEY NOVARTIS SHARE DATA

	2007	2006
Issued shares	2 728 971 000	2 728 971 000
Of which treasury shares
Reserved for share-based compensation	28 367 293	33 558 017
Not specifically reserved	436 150 375	347 181 524
Treasury shares	464 517 668	380 739 541
Outstanding shares at December 31	2 264 453 332	2 348 231 459
Average number of shares outstanding	2 317 466 535	2 345 232 126

PER SHARE INFORMATION (1) (IN USD EXCEPT DIVIDEND WHICH IS IN CHF)

	2007	2006
Basic earnings per share
- Total	5.15	3.06
- Continuing operations	2.81	2.90
- Discontinued operations	2.34	0.16
Diluted earnings per share
- Total	5.13	3.04
- Continuing operations	2.80	2.88
- Discontinued operations	2.33	0.16
Operating cash flow
- Total	3.93	3.77
- Continuing operations	3.97	3.54
- Discontinued operations	-0.04	0.22
Year-end equity for Novartis AG shareholders	21.74	17.51
Dividend (2) (CHF)	1.60	1.35

(1) Calculated on average number of shares outstanding except year end equity per share

(2) 2007: Proposal to shareholders for approval at the Annual General Meeting in February 2008

KEY RATIOS - DECEMBER 31

	2007	2006
Price/earnings ratio continuing operations (1)	19.5	19.8
Enterprise value/EBITDA continuing operations (1)	12.1	14.1
Dividend yield (%)	2.6	1.9

(1) Based on share price at the year end

KEY DATA ON AMERICAN DEPOSITARY SHARES (ADS) ISSUED IN THE US

	2007	2006
Year-end ADS price (USD)	54.31	57.44
Number of ADSs outstanding (1)	338 446 748	328 847 804

(1) The depositary, JP Morgan Chase Bank, holds one Novartis AG share for every American Depositary Share (ADS) issued

SHARE PRICE (CHF)

	2007	2006
Year-end share price	62.10	70.25
Highest	74.65	76.80
Lowest	57.55	64.20
Year-end market capitalization	123 889	135 105
(USD millions)

Trading

Novartis shares are listed in Switzerland and traded on virt-x, an exchange for pan-European blue chip shares. The American Depositary Shares (ADSs) are listed on the New York Stock Exchange. Novartis shares are also traded on the International Retail Service (IRS) of the London Stock Exchange.

SYMBOLS

	virt-x	IRS	NYSE
	(Reuters/Bloomberg)	(Bloomberg)	(Reuters/Bloomberg)
Shares	NOVN.VX/NOVN VX	NOV LN
ADSs			NVS

Widely Dispersed Shareholdings

Novartis shares are widely held. As of December 31, 2007, Novartis had approximately 154 000 shareholders (2006: 153 000) registered in its share register. Based on the Novartis AG share register, approximately 51% (2006: 50%) of the Novartis AG shares registered by name were held in Switzerland and 37% were held by approximately 800 holders in the US (2006: 39% and 800 holders, respectively). These data are not representative of the actual number of beneficial owners located in Switzerland or the US since certain shares are held by brokers or other nominees. Approximately 13% of the shares registered in the share registry were held by retail or individual investors, while 87% were held by institutions such as banks, nominees, insurers, pension funds and investment funds. A total of 22% of the Novartis AG shares were not entered in the share register.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS  (for the years ended December 31, 2007 and 2006)

	Note	2007 USD millions	2006 USD millions
Net sales from continuing operations	3/4	38 072	34 393
Other revenues		875	712
Cost of goods sold		-11 032	-9 411
Gross profit from continuing operations		27 915	25 694
Marketing & sales		-11 126	-10 092
Research & development		-6 430	-5 321
General & administration		-2 133	-1 882
Other income & expense		-1 445	-757
Operating income from continuing operations	3	6 781	7 642
Income from associated companies	10	412	264
Financial income	5	531	354
Interest expense		-237	-266
Income before taxes from continuing operations		7 487	7 994
Taxes	6	-947	-1 169
Net income from continuing operations		6 540	6 825
Net income from discontinued operations	3	5 428	377
Group net income		11 968	7 202
Attributable to:
Shareholders of Novartis AG		11 946	7 175
Minority interests		22	27
Basic earnings per share	7
— Continuing operations earnings per share (USD)		2.81	2.90
— Discontinued operations earnings per share (USD)		2.34	0.16
— Total earnings per share (USD)		5.15	3.06
Diluted earnings per share	7
— Continuing operations diluted earnings per share (USD)		2.80	2.88
— Discontinued operations diluted earnings per share (USD)		2.33	0.16
— Total diluted earnings per share (USD)		5.13	3.04

The accompanying notes form an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS  (at December 31, 2007 and 2006)

	Note	2007 USD millions	2006 USD millions
Assets
Non-current assets
Property, plant & equipment	8	12 633	10 945
Intangible assets	9	21 249	21 230
Investment in associated companies	10	6 945	6 111
Deferred tax assets	11	3 567	3 903
Financial and other non-current assets	12	3 628	4 415
Total non-current assets		48 022	46 604
Current assets
Inventories	13	5 455	4 498
Trade receivables	14	6 648	6 161
Marketable securities & derivative financial instruments	15	7 841	4 140
Cash and cash equivalents		5 360	3 815
Other current assets	16	2 126	2 054
Total current assets from continuing operations		27 430	20 668
Assets held for sale related to discontinued operations	23		736
Total current assets		27 430	21 404
Total assets		75 452	68 008

Equity and liabilities
Equity
Share capital	17	990	990
Treasury shares	17	-175	-140
Reserves		48 408	40 261
Issued share capital and reserves attributable to shareholders of Novartis AG		49 223	41 111
Minority interests		173	183
Total equity		49 396	41 294
Liabilities
Non-current liabilities
Financial debts	18	677	656
Deferred tax liabilities	11	4 466	5 290
Provisions and other non-current liabilities	19	4 272	4 534
Total non-current liabilities		9 415	10 480
Current liabilities
Trade payables		3 018	2 487
Financial debts and derivative financial instruments	20	5 117	6 643
Current income tax liabilities		1 719	1 161
Provisions and other current liabilities	21	6 787	5 736
Total current liabilities from continuing operations		16 641	16 027
Liabilities related to discontinued operations	23		207
Total current liabilities		16 641	16 234
Total liabilities		26 056	26 714
Total equity and liabilities		75 452	68 008

The accompanying notes form an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS  (for the years ended December 31, 2007 and 2006)

	Note	2007 USD millions	2006 USD millions
Net income from continuing operations		6 540	6 825
Reversal of non-cash items	22.1	4 857	3 530
Dividends from associated companies		155	114
Dividends received from marketable securities		10	8
Interest and other financial receipts		374	397
Interest and other financial payments		-255	-277
Taxes paid		-1 581	-1 715
Cash flow before working capital and provision changes from continuing operations		10 100	8 882
Restructuring payments and other cash payments out of provisions		-355	-303
Change in net current assets and other operating cash flow items	22.2	-535	-275
Cash flow from operating activities of continuing operations		9 210	8 304
Purchase of property, plant & equipment		-2 549	-1 779
Proceeds from disposals of property, plant & equipment		134	83
Purchase of intangible assets		-584	-451
Proceeds from disposals of intangible assets		107	113
Purchase of financial assets		-311	-258
Proceeds from disposals of financial assets		352	82
Acquisitions and divestments of businesses (excluding discontinued operations)	22.3	-52	-4 522
Acquisition of minority interests		-10	-1
Proceeds from disposals of marketable securities		3 901	5 112
Purchase of marketable securities		-7 232	-4 736
Cash flow used for investing activities of continuing operations		-6 244	-6 357
Acquisition of treasury shares		-6 448	-399
Disposal of treasury shares		1 849	652
Proceeds from issuance of share capital to third parties by subsidiaries			1
Increase in non-current financial debts		11	540
Repayment of non-current financial debts		-59	-182
Change in current financial debts		-2 111	-3 227
Withholding tax recoverable and related cash flows, net		78	-232
Dividend payments and cash contributions to minority interests		-40	-35
Dividends paid to shareholders of Novartis AG		-2 598	-2 049
Cash flow used for financing activities of continuing operations		-9 318	-4 931
Cash flow from discontinued operations	22.4	7 595	457
Net effect of currency translation on cash and cash equivalents		298	25
Net change in cash and cash equivalents at the end of the year of discontinued operations		4	-4
Net change in cash and cash equivalents of continuing operations		1 545	-2 506
Cash and cash equivalents at the beginning of the year of continuing operations		3 815	6 321
Cash and cash equivalents at the end of the year of continuing operations		5 360	3 815

The accompanying notes form an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE  (for the years ended December 31, 2007 and 2006)

	Note	2007 USD millions	2006 USD millions
Net income from continuing operations		6 540	6 825
Fair value adjustments on financial instruments	24.1	1	108
Actuarial gains from defined benefit plans, net	24.2	450	116
Novartis share of equity recognized by associated companies and related party entities	24.3	150	-76
Revaluation of initial minority Chiron Corporation investment	24.4	55	592
Currency translation effects	24.5	2 188	1 495
Amounts related to discontinued operations
— net income		5 428	377
— other		18	7
Total recognized income and expense		14 830	9 444
Attributable to shareholders of Novartis AG		14 800	9 416
Attributable to minority interests		30	28

The accompanying notes form an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY  (for the years ended December 31, 2007 and 2006)

	Note	Share capital USD millions	Treasury shares USD millions	Share premium USD millions	Retained earnings USD millions	Total fair values adjustments attributable to Novartis USD millions	Total reserves USD millions	Fair value adjustments of discontinued operations USD millions	Minority interests USD millions	Total equity USD millions
Total equity at January 1, 2006		994	-146	199	33 929	-1 986	32 142		174	33 164
Total recognized income and expense					7 099	2 317	9 416		28	9 444
Dividends	25.1				-2 049		-2 049			-2 049
Sale of treasury shares, net	25.2		2		246		246			248
Reduction in share capital	25.3	-4	4
Equity-based compensation	25.4				506		506			506
Changes in minority interests									-19	-19
Transfers	25.5			-1	1	-4	-4	4
Total of other equity movements		-4	6	-1	-1 296	-4	-1 301	4	-19	-1 314
Total equity at December 31, 2006		990	-140	198	39 732	327	40 257	4	183	41 294
Transfer of fair value of discontinued operations						123	123	-123
Total recognized income and expense					12 062	2 720	14 782	18	30	14 830
Dividends	25.1				-2 598		-2 598			-2 598
Acquisition of treasury shares, net	25.2		-35		-4 652		-4 652			-4 687
Equity-based compensation	25.4				597		597			597
Changes in minority interests									-40	-40
Reclassification related to divestments	25.5				-110	9	-101	101
Total of other equity movements			-35		-6 763	9	-6 754	101	-40	-6 728
Total equity at December 31, 2007		990	-175	198	45 031	3 179	48 408		173	49 396

The accompanying notes form an integral part of the consolidated financial statements.

NOTES TO THE NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Policies

The Novartis Group (Group or Novartis) consolidated financial statements comply with the International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (IASB). They are prepared in accordance with the historical cost convention except for items which are required to be accounted for at fair value.

The preparation of financial statements requires management to make estimates and other judgments that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from those estimates.

Scope of Consolidation

The consolidated financial statements include all companies which Novartis AG, Basel, Switzerland directly or indirectly controls (generally over 50% of voting interest). Special purpose entities, irrespective of their legal structure, are consolidated in instances where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from their activities.

Investments in associated companies (defined as investments in companies where Novartis holds between 20% and 50% of a company’s voting shares or over which it otherwise has significant influence) and joint ventures are accounted for by using the equity method, with the Group recording its share of the associated company’s net income and equity. The Group’s share in the results of its associated companies is included in one income statement line and is calculated after deduction of their respective taxes and minority interests.

Principles of Consolidation

The annual closing date of the individual financial statements is December 31.

The purchase method of accounting is used to account for business combinations by the Group in transactions where the Group takes control of another entity. The cost of an acquisition is measured as the fair value of the assets transferred to the seller and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their full fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or up to the date of disposal.

Intercompany income and expenses, including unrealized profits from internal Novartis transactions and intercompany receivables and payables are eliminated.

Foreign Currencies

The consolidated financial statements of Novartis are expressed in US dollars (USD). The functional currency of certain Swiss and foreign finance companies used for preparing the financial statements is USD instead of the respective local currency. This reflects these entities’ cash flows and transactions being primarily denominated in USD. Generally, the local currency is used as the functional currency for other entities. In the respective entity financial statements, monetary assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Transactions are recorded using the approximate exchange rate at the time of the transaction. All resulting foreign exchange transaction gains and losses are recognized in the entity’s income statement.

Income, expense and cash flows of the consolidated entities have been translated into US dollars using the average of the monthly exchange rates during the year. Balance sheets are translated using the year end exchange rates. Translation differences arising from movements in the exchange rates used to translate equity and long-term intercompany financing transactions relating to the net investment in a foreign entity, retained earnings and other equity components and net income for the year are allocated directly to the cumulative translation effects included in the fair value adjustments in equity. Translation gains and losses accumulated in the fair value adjustments in equity are included in the income statement when the foreign operation is completely or partially liquidated or sold.

Derivative Financial Instruments and Hedging

Derivative financial instruments are initially recognized in the balance sheet at fair value and at each subsequent period end are remeasured to their current fair value.

The method of recognizing the resulting gain or loss is dependent on whether a derivative contract is designed to hedge a specific risk and qualifies for hedge accounting. The purpose of hedge accounting is to match the impact of the hedged item and the hedging instrument in the income statement. To qualify for hedge accounting, the hedging relationship must meet several strict conditions with respect to documentation, probability of occurrence, hedge effectiveness and reliability of measurement. At the inception of the transaction the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, as to whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. On the date a derivative contract is entered into, the Group designates derivatives which qualify as hedges for accounting purposes as either a) a hedge of the fair value of a recognized asset or liability (fair value hedge), or b) a hedge of a forecasted transaction or firm commitment (cash flow hedge) or c) a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives which are fair value hedges and that are highly effective are recognized in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. Any gain or loss on the hedging instrument relating to the effective portion of changes in the fair value of derivatives in cash flow hedges are recognized in the statement of recognized income and expense. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Where a forecasted transaction or firm commitment relating to a non-financial asset or non-financial liability is hedged, the gains or losses previously recorded in the statement of recognized income and expense are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in the statement of recognized income and expense are transferred to the income statement and classified as revenue or expense in the same period in which the forecasted transaction affects the income statement.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. All foreign exchange gains or losses arising on translation are included in cumulative translation effects and recognized in the statement of recognized income and expense. Gains and losses accumulated in equity are included in the income statement when the foreign operation is completely or partially liquidated or sold.

Certain derivative instruments, while providing effective economic hedges under the Group’s policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for cash flow hedge accounting are recognized immediately in the financial result in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the statement of recognized income and expense at that time is recognized in the income statement when the committed or forecasted transaction is ultimately recognized in the income statement. However, if a forecasted or committed transaction is no longer expected to occur, the cumulative gain or loss that was recognized in the statement of recognized income and expense is immediately transferred to the income statement.

Property, Plant & Equipment

Land is valued at acquisition cost less accumulated impairment, if any. Prepayments for long-term leasehold land agreements are amortized over the life of the lease.

Other items of property, plant & equipment are valued at cost of acquisition or production cost and are depreciated on a straight-line basis to the income statement over the following estimated useful lives:

Buildings	20 to 40 years
Other property, plant & equipment:
— Machinery and equipment	7 to 20 years
— Furniture and vehicles	5 to 10 years
— Computer hardware	3 to 7 years

Additional costs which enhance the future economic benefit of property, plant & equipment are capitalized. Borrowing costs associated with the construction of property, plant & equipment are not capitalized. Property, plant & equipment is reviewed for impairment whenever events or changes in circumstances indicate that the balance sheet carrying amount may not be recoverable.

Property, plant & equipment which are financed by leases giving Novartis substantially all the risks and rewards of ownership are capitalized at the lower of the fair value of the leased asset or the present value of minimum lease payments at the inception of the lease, and depreciated in the same manner as other assets over the shorter of the lease term or their useful life. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. These are charged to the income statement over the life of the lease, generally, on a straight-line basis.

Intangible Assets

For business combinations, the excess of the purchase price over the fair value of net identifiable assets acquired is recorded as goodwill in the balance sheet and is denominated in the local currency of the related acquisition. Goodwill is allocated to an appropriate cash-generating unit which is the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. All goodwill is considered to have an indefinite life and is tested for impairment at least annually. Any goodwill impairment charge is recorded in the income statement in Other Income and Expense. Goodwill that is embedded in the equity accounting for associated companies is also assessed annually for impairment with any resulting charge recorded in the results from associated companies.

1. Accounting Policies (continued)

All identifiable intangible assets acquired in a business combination are recognized at their fair value separate from goodwill. Furthermore, all acquired research and development assets including upfront and milestone payments on licensed or acquired compounds, are capitalized as intangible assets, even if uncertainties exist as to whether the R&D projects will ultimately be successful in producing a saleable product.

All Novartis intangible assets are allocated to cash-generating units and amortized if they have a definite useful life and once they are available for use. In-Process Research & Development (IPR&D) is the only class of separately identified intangible assets which is not amortized, but tested for impairment on an annual basis or when facts and circumstances warrant an impairment test. Any impairment charge is recorded in R&D expenses. Once a project included in IPR&D has been successfully developed and is available for use, it is amortized over its useful life into Cost of Goods Sold where any related impairment charge is also recorded.

The useful lives assigned to acquired intangible assets are based on the period over which they are expected to generate economic benefits, commencing in the year in which they first generate sales. Acquired intangible assets are amortized on a straight-line basis over the following periods:

Trademarks	Over their estimated economic or legal life with a maximum of 20 years
Product and marketing rights	5 to 20 years
Core development technologies	Over their estimated useful life, typically between 15 and 30 years
Software	3 years
Others	3 to 5 years

Amortization of trademarks, product and marketing rights is charged to Cost of Goods Sold over their useful lives. Core development technologies, which represent identified and separable acquired know-how used in the development process, is amortized into Cost of Goods Sold or R&D. Any impairment charges are recorded in the income statement in the same functional cost lines as the amortization charges.

Intangible assets other than goodwill and IPR&D are reviewed for impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. When evaluating an intangible asset for a potential impairment, the Group estimates the recoverable amount based on the intangible asset’s fair value less cost to sell using the estimated future cash flows a market participant could generate with that asset or in certain circumstances the value in use of the intangible asset to the Group, whichever is higher. If the carrying amount of the asset exceeds the recoverable amount an impairment loss for the difference is recognized. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash-generating units. Considerable management judgment is necessary to estimate discounted future cash flows and appropriate discount rates. Accordingly, actual cash flows and values could vary significantly from forecasted cash flows and related values derived using discounting techniques.

Financial Assets

Investments other than those related to associated companies and joint ventures are initially recorded at fair value on the trade date and subsequently carried at fair value. Debt and equity securities are carried at fair value. The fair values of quoted investments are based on current market prices. If the market for a financial asset is not active or no market is available, fair values are established using valuation techniques. These include the use of most recent arm’s length transactions, such as new financing rounds or partial sales; reference to other instruments that are substantially the same or discounted cash flow analysis, and other pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs. Exchange rate gains and losses on loans are recorded in the income statement. Loans are carried at amortized cost, less any allowances for uncollectable amounts. All other changes in the fair value of financial assets are deferred as a fair value adjustment in the statement of recognized income and expense and recycled to the income statement when the asset is sold. Impairments in value are immediately expensed.

Inventories

Purchased products are valued at acquisition cost while own-manufactured products are valued at manufacturing cost including related production expenses. In the balance sheet, inventory is valued at historical cost determined on a first-in first-out basis, and this value is used for the Cost of Goods Sold in the income statement. Provisions are made for inventories with a lower market value or which are slow-moving. If it becomes apparent that such inventory can be reused, provisions are reversed with inventory being revalued up to the lower of its estimated market value or original cost. Inventory produced ahead of regulatory approval is provided for with the provision being released on obtaining approval. Unsaleable inventory is fully written off.

Trade Receivables

Trade receivables are initially recognized at fair value which represent the invoiced amounts, less adjustments for estimated revenue deductions such as rebates, chargebacks and cash discounts. Doubtful trade receivables provisions are established based upon the difference between the recognized value and the estimated net collectible amount with the estimated loss recognized in the income statement within Marketing & Sales expenses. When a trade receivable becomes uncollectible, it is written off against the doubtful trade receivables provisions.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. This position is readily convertible to known amounts of cash. Bank overdrafts are presented within other bank and financial debt within current financial debts on the balance sheet.

Marketable Securities

Marketable securities consist of equity and debt securities which are principally traded in liquid markets. The Group has classified all its marketable securities as available-for-sale, as they are not acquired to generate profit from short-term fluctuations in price. All purchases and sales of marketable securities are recognized on the trade date, which is the date that the Group commits to purchase or sell the asset. Marketable securities are initially recorded at their acquired fair value and subsequently carried at fair value. Exchange rate gains and losses on debt securities are recorded in the income statement. All other changes in the fair value of unhedged securities are deferred as a fair value adjustment in the statement of recognized income and expense and recycled to the income statement when the asset is sold or impaired. Where hedge accounting is applied, the change in fair value of effectively hedged securities is recorded in the income statement where it offsets the gains or losses of the hedging derivative.

Unrealized losses on impaired marketable securities are included as a reduction of financial income in the income statement. A security is assessed for impairment when its market value at the balance sheet date is less than initial cost reduced by any previously recognized impairment.

Repurchase Agreements

Underlying securities related to repurchase agreements are included within marketable securities. Repurchase financing agreements for sold but agreed to be repurchased securities are recognized gross and included in short-term financial debts. Income and expenses are recorded net in interest income.

Taxes

Taxes on income are provided in the same periods as the revenues and expenses to which they relate. Deferred taxes are determined using the comprehensive liability method and are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the entity’s balance sheet prepared for consolidation purposes, except for those temporary differences related to investments in entities and associated companies, where the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future. Furthermore, withholding or other taxes on eventual distribution of entities’ retained earnings are only taken into account where a dividend has been planned since generally the retained earnings are reinvested. Deferred tax assets or liabilities, measured at the tax rates that are expected to apply in the period of tax settlement or realization by the applicable entity, are included in the consolidated balance sheet as either a non-current asset or liability, with changes in the year recorded in the income statement in tax expense or in the statement of recognized income and expense, if they relate to an item directly recorded in this statement. Deferred tax assets on an entity’s taxable loss are recognized to the extent future taxable profits will probably be available against which they can be utilized.

Defined Benefit Pension Plans, Other Post-Employment Benefits and Other Non-Current Benefits of Associates

Defined Benefit Pension Plans

The liability in respect of defined benefit pension plans is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The defined benefit obligation is measured as the present value of the estimated future payments required to settle the obligation resulting from the service of associates in the current and prior periods. The charge for such pension plans, representing the net periodic pension cost, is included in the personnel expenses of the various functions where the associates are located. Plan assets are recorded at their fair value. Unvested past service costs arising from amendments to pension plans are charged or credited to income over the associates’ remaining vesting period. Vested past service costs and amounts related to retired associates are immediately recognized in the income statement. Gains or losses arising from plan curtailments or settlements are accounted for at the time they occur. Any recognized pension asset is limited to the present value of future economic benefits available in the form of refunds from the plan or expected reductions in future contributions to the plan.

The effects of changes in actuarial assumptions and experience adjustments on the value of assets and liabilities of defined benefit plans are immediately recognized in the balance sheet with a corresponding movement in the statement of recognized income and expense.

Other Post-Employment Benefits

Certain subsidiaries provide healthcare and insurance benefits for a portion of their retired associates and their eligible dependents. The cost of these benefits is actuarially determined and accrued over the service lives of the related associates and included in the personnel expenses of the various functions where the associates are located. The related obligation is recognized in non-current liabilities.

1. Accounting Policies (continued)

Other Non-Current Benefits of Associates

Other non-current benefits of associates represent amounts due to associates under deferred compensation arrangements mandated by certain jurisdictions in which the Group conducts its operations. Benefit costs are recognized on an accrual basis in the personnel expenses of the various functions where the associates are located. The related obligation is recognized in other non-current liabilities.

Equity-Based Compensation

The fair value of Novartis shares, Novartis American Depositary Shares (ADS) and related options granted to associates as compensation is recognized as an expense over the related vesting or service period. Novartis calculates the fair value of the options at the grant date using the trinomial valuation method, which is a variant of the lattice binomial approach. Shares and ADSs are valued using the market value on the grant date. The amounts for shares and options are charged to income over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The charge for equity-based compensation is included in the personnel expenses of the various functions where the associates are located.

Revenue Recognition

Revenue is recognized when there is persuasive evidence that a sales arrangement exists, title and risks and rewards for the products are transferred to the customer, the price is fixed and determinable and collectability is reasonably assured. Provisions for rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed care and other customers are recorded as a reduction of revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements. Cash discounts are offered to customers to encourage prompt payment and are recorded as revenue deductions. Wholesaler shelf-inventory adjustments are granted to customers based on the existing inventory of a product at the time of decreases in the invoice or contract price of a product or at the point of sale if a price decline is reasonably estimable. Where there is a historical experience of Novartis agreeing to customer returns, Novartis records a provision for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale. Where shipments are made on a sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption. Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed.

Research & Development

Internal R&D expenses and also payments made to clinical research organizations for contracted research are fully charged to the income statement. The Group considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of these development costs.

Initial upfront payments and subsequent milestone payments in accordance with collaborations and alliances are capitalized once the required criteria are met and are amortized once a saleable product results out of the R&D activity. Expenses for R&D contracts with external parties that do not qualify for capitalization are recognized in the income statement based on their percentage of completion.

Laboratory buildings and equipment included in property, plant & equipment are depreciated in the income statement over their estimated useful lives. Also, acquired core development technologies included in intangible assets are amortized in the income statement over their estimated useful lives.

Government Grants

Government grants are deferred and recognized in the income statement over the period necessary to match them with the related costs which they are intended to compensate.

Contingencies and Environmental Liabilities

Novartis records accruals for contingencies when it is judged probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available.

Product Liabilities

Provisions are made for present product liability obligations resulting from past sales including supporting legal fees. The provision is actuarially determined taking into consideration such factors as past experience, amount and number of claims reported and estimates of claims incurred but not yet reported. Individually significant cases are provided for when probable and reasonably estimable.

Legal Liabilities

Provisions are made for anticipated settlement costs where a reasonable estimate can be made of the likely outcome of legal or other disputes against the Group. In addition, provisions are made for legal or other expenses arising from claims received for other disputes.

Environmental Liabilities

Novartis is exposed to environmental liabilities relating to its past operations, principally in respect to remediation costs. Provisions for remediation costs are made when expenditure on remedial work is probable and the cost can be reliably estimated. These remediation costs are calculated at the net present value of expected cash outflows including anticipated inflation, discounted at a rate based on the market yields for high quality corporate bonds. The increase in provisions due to the passage of time and the effect of changes in the discount rates are included in interest expense.

Cost of future expenditures do not usually reflect any insurance or other claims or recoveries, as Novartis only recognizes insurance or other recoveries at such time the amount is reasonably estimable and collection is virtually certain.

Restructuring Charges

Restructuring charges are accrued against operating income in the period in which management has committed to a plan, the liability has been incurred and the amount can be reasonably estimated. The Group recognizes the costs for terminating the employment contracts of associates when it is demonstrably committed to either terminating employment according to a detailed formal plan without possibility of withdrawal or when it is committed to providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Restructuring charges or releases of provisions are included in Other Income & Expense in the income statement.

Dividends

Dividends are recorded in the Group’s financial statements in the period in which they are approved by the Group’s shareholders.

Treasury Shares

Treasury shares are deducted from equity at their nominal value of CHF 0.50 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of, treasury shares are recorded in retained earnings.

Status of Adoption of Significant New or Amended IFRS Standards or Interpretations

The following new or amended IFRS standards or interpretations could have a significant impact on the Group’s future financial reporting. The Group has early adopted IFRS 7 “Financial Instruments: Disclosures” and corresponding amendments to other standards already in 2006, however, the Group has not early adopted the following amendments to standards or new standards which need adoption by January 1, 2009 at the latest: IAS 1 “Presentation of Financial Statements”, IAS 23 “Borrowing Costs” and IFRS 8 “Operating Segments”. The Group is currently evaluating the potential impact, if any, that the adoption of these new or amended standards will have on the Group’s consolidated financial statements.

2. Divestments, Business Combinations and Other Significant Transactions

The following divestments, business combinations and other significant transactions occurred during 2007 and 2006. See notes 3 and 23 for further details of the impact of these transactions on the consolidated financial statements.

Divestments/Discontinued Operations — 2007

Consumer Health — Gerber Business Unit

On September 1, Novartis completed the divestment of the Gerber infant products Business Unit for approximately USD 5.5 billion to Nestlé S.A. resulting in a pre-tax divestment gain of approximately USD 4.0 billion and an after-tax gain of USD 3.6 billion.

Consumer Health — Medical Nutrition Business Unit

On July 1, Novartis completed the divestment of the remainder of the Medical Nutrition Business Unit for approximately USD 2.5 billion to Nestlé S.A. resulting in a pre-tax divestment gain of USD 1.8 billion and an after-tax gain of USD 1.6 billion.

Both the Gerber and Medical Nutrition Business Units (which included the Nutrition & Santé business divested in February 2006) are reported as discontinued operations in all periods in the Group’s consolidated financial statements. These businesses had combined 2007 net sales of USD 1.7 billion (2006: USD 2.6 billion) and operating income of USD 311 million (2006: USD 403 million) before their divestment.

2. Divestments, Business Combinations and Other Significant Transactions (continued)

Other Significant Transactions — 2007

Pharmaceuticals — Betaseron® Agreement Related to Chiron Acquisition

On September 14, 2007, Novartis and Bayer Schering Pharma AG received regulatory approval to complete an agreement related to various rights for the multiple sclerosis treatment Betaseron® under an earlier agreement between Schering and Chiron Corporation, transferred to Novartis in April 2006. Under the new agreement, Novartis received a one-time payment of approximately USD 200 million, principally for manufacturing facilities transferred to Bayer Schering, as well as receiving the rights to market its own branded version of Betaseron® starting in 2009 (pending regulatory approvals). As a result of clarification of the intangible product rights, a reassessment was made of the related assets from the Chiron acquisition as of April 20, 2006. This resulted in an increase of USD 235 million in identified net assets. After taking this into account, Pharmaceuticals Division goodwill for the Chiron acquisition at December 31, 2007, amounted to USD 1.9 billion.

Vaccines and Diagnostics — Intercell Agreement

On September 28, 2007, Novartis entered into a strategic alliance with Intercell AG, an Austrian biotechnology company focused on vaccines development. As a consequence of the agreement, Novartis paid USD 383 million (EUR 270 million) and recorded USD 207 million (EUR 146 million) of intangible assets and acquired an additional 4.8 million shares for USD 176 million (EUR 124 million), which increased the Novartis holding in Intercell to 15.9%.

The equity investment is accounted for as an available-for-sale marketable security within the financial assets of the Division.

Divestments/Discontinued Operations — 2006

Consumer Health

On February 17, Novartis announced the completion of the sale of its Nutrition & Santé unit, part of the Medical Nutrition Business Unit, for USD 211 million to ABN AMRO Capital France, resulting in a pre-tax divestment gain of USD 129 million.

Acquisitions — 2006

Corporate — Chiron Acquisition

On April 20, Novartis completed the acquisition of the remaining 56% of the shares of Chiron Corporation that Novartis did not already own for USD 48.00 per share. The amounts paid for the shares, related options of associates and transaction costs totaled approximately USD 5.7 billion. Novartis has created a new division called Vaccines and Diagnostics consisting of two activities: human vaccines named Novartis Vaccines and a diagnostics activity named Chiron. Chiron’s biopharmaceuticals activities were integrated into the Pharmaceuticals Division.

For the period from January 1, 2006 until completion of the acquisition, the 44% minority interest in Chiron held by Novartis had been accounted for using the equity method. For the period after completion of the acquisition Chiron has been fully consolidated with its identifiable assets and liabilities being revalued to their fair value at the date of acquisition. The acquisition of the remaining 56% of this company has resulted in the requirement to revalue the 44% minority interest by USD 0.6 billion to the proportionate share of the fair value of identified assets and liabilities.

Pharmaceuticals

As part of the Chiron transaction, Chiron’s pharmaceuticals activities have been integrated into the Pharmaceuticals Division. Included in this portfolio are products for the treatment of cystic fibrosis, renal/skin cancer and skin infections. Chiron’s early-stage research has been incorporated into the Pharmaceuticals Division research unit, the Novartis Institutes for BioMedical Research (NIBR).

On July 14, Novartis announced that its offer for the UK biopharmaceutical company NeuTec Pharma plc, which is specialized in hospital anti-infectives, became unconditional and the company has been consolidated from this date. Novartis paid a total consideration of USD 606 million (GBP 328 million) to fully acquire the company. NeuTec Pharma plc had no post-acquisition sales, although expenses and cash flows have been consolidated from the acquisition date. Goodwill on this transaction at December 31, 2007 amounted to USD 136 million.

Vaccines and Diagnostics

For the period following the Chiron acquisition up to December 31, the income statement and cash flows from the vaccines and diagnostics activities have been consolidated into the Division’s results. Goodwill on this transaction at December 31, 2007, amounted to USD 1.1 billion.

Proforma Data Including Acquisitions for All of 2006

Had the Chiron Corporation and NeuTec Pharma plc transactions been consummated on January 1, 2006, then 2006 twelve month Novartis net sales from continuing operations would have been approximately USD 400 million higher, and operating income from continuing operations approximately USD 400 million lower, respectively, than the reported 2006 amounts.

3. Divisional Segmentation of Key Figures 2007 and 2006

Operating Divisions

Novartis is divided operationally on a worldwide basis into four Divisions: Pharmaceuticals, Vaccines and Diagnostics, Sandoz and Consumer Health. These Divisions, which are based on internal management structures and are managed separately because they manufacture, distribute, and sell distinct products which require differing marketing strategies, are as follows:

The Pharmaceuticals Division researches, develops, manufactures, distributes, and sells branded pharmaceuticals in the following therapeutic areas: Cardiovascular and Metabolism; Oncology and Hematology; Neuroscience; Respiratory; Infectious diseases, Transplantation and Immunology; Ophthalmics, Dermatology, Gastrointestinal and Urinary; and Arthritis and Bone. The Pharmaceuticals Division is organized into business franchises responsible for marketing certain products, and a business unit responsible for the Novartis Oncology Business. The Oncology Business Unit is not required to be separately disclosed as a segment, due to the fact that it shares common long-term economic perspectives, customers, research, development, production, distribution and regulatory environments with the remainder of the Pharmaceuticals Division.

The Vaccines and Diagnostics Division consists of two activities: Vaccines and Chiron. Novartis Vaccines manufactures, distributes and sells vaccines worldwide. Chiron manufactures, distributes and sells blood testing and molecular diagnostics products.

The Sandoz Division has activities in Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops and manufactures active ingredients and finished dosage forms of medicines that are no longer covered by patents. Retail Generics also supplies certain active ingredients to third parties. In Anti-Infectives, Sandoz develops and manufactures off-patent active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, Sandoz develops and manufactures protein- or biotechnology-based products no longer protected by patents (known as biosimilars or follow-on biologies) and provides biotech manufacturing to other companies on a contract basis.

The Consumer Health Division consists of the following three Business Units: OTC (over-the-counter medicines), Animal Health and CIBA Vision. Each has manufacturing, distribution and selling capabilities, however, none are material enough to the Group to be separately disclosed as a segment. The OTC Business Unit offers over-the-counter self medications. The Animal Health Business Unit provides veterinary products for farm and companion animals and the CIBA Vision Business Unit markets contact lenses, lens care products, and ophthalmic products.

The Gerber and Medical Nutrition Business Units have been classified as discontinued operations for all periods in these consolidated financial statements as a consequence of their divestment during 2007. The activities of the Gerber Business Unit covered foods and other products and services designed to serve the particular needs of infants and babies and the activities of the Medical Nutrition Business Unit covered health and medical nutrition products. Also treated as discontinued operations for all periods is the Nutrition & Santé unit of the Medical Nutrition Business Unit which was divested in February 2006.

Inter-Divisional sales are made at amounts which are considered to approximate arm’s length transactions. The accounting policies of the Divisions are the same as those of the Group. The Group principally evaluates Divisional performance and allocates resources among the Divisions based on their operating income.

Division net operating assets consist primarily of property, plant & equipment, intangible assets, inventories and trade and other operating receivables less operating liabilities.

Corporate

Income and expenses relating to Corporate include the costs of the Group headquarters and those of corporate coordination functions in major countries. In addition, Corporate includes other items of income and expense which are not attributable to specific Divisions such as certain expenses related to environmental liabilities, charitable activities, donations, sponsorships and research into areas with limited commercial possibilities. Usually, no allocation of Corporate items is made to the Divisions. Corporate assets and liabilities principally consist of net liquidity (cash and cash equivalents, marketable securities less financial debts), investments in associated companies and deferred and current taxes and non-divisional specific environmental liabilities.

3. Divisional Segmentation of Key Figures 2007 and 2006 (1) (continued)

		Pharmaceuticals		Vaccines and Diagnostics		Sandoz
	(in USD millions)	2007	2006	2007	2006	2007	2006
	Net sales to third parties	24 025	22 576	1 452	956	7 169	5 959
	Sales to other Divisions	181	162	24	9	242	148
	Net sales of Divisions	24 206	22 738	1 476	965	7 411	6 107
	Other revenues	426	424	392	231	21	24
	Cost of goods sold	-4 480	-3 826	-1 077	-795	-4 068	-3 420
	Of which amortization and impairments of product and marketing rights and trademarks	-683	-225	-280	-172	-288	-288
	Gross profit	20 152	19 336	791	401	3 364	2 711
	Marketing & sales	-7 687	-7 069	-227	-124	-1 236	-1 061
	Research & development	-5 088	-4 265	-295	-148	-563	-477
	General & administration	-798	-703	-160	-92	-351	-311
	Other income & expense	-493	-596	-37	-63	-175	-126
	Of which amortization and impairments of capitalized intangible assets included in function costs	-174	-119	-15		-37	-38
	Operating income	6 086	6 703	72	-26	1 039	736
	Income from associated companies		-44			3	7
	Financial income
	Interest expense
	Income before taxes
	Taxes
	Group net income
Attributable to:	Shareholders of Novartis AG
	Minority interests

	Included in operating income are:
	Depreciation of property, plant & equipment	-629	-551	-81	-48	-269	-233
	Amortization of intangible assets	-411	-268	-295	-172	-293	-279
	Impairment charges on property, plant & equipment	-116	-3		-7	-31
	Impairment charges on intangible assets	-446	-76			-32	-47
	Impairment charges on financial assets	-41	-34			-27
	Additions to restructuring provisions	-216	-85	-34	-54	-11	-30
	Divestment gains or losses from disposal of subsidiaries						-7
	Equity-based compensation of Novartis equity plans	-492	-450	-8	-1	-30	-25

	Total assets	21 511	20 418	5 826	5 609	16 665	15 009
	Total liabilities	-7 527	-6 778	-1 025	-1 073	-2 001	-1 545
	Total equity	13 984	13 640	4 801	4 536	14 664	13 464
	Less net liquidity
	Net operating assets	13 984	13 640	4 801	4 536	14 664	13 464

	Included in total assets are:
	Total property, plant & equipment (2)	7 356	6 439	838	605	3 059	2 430
	Additions to property, plant & equipment	1 436	1 135	287	113	627	264
	Total intangible assets	5 884	6 071	3 680	3 632	10 048	9 542
	Additions to intangible assets	352	351	211	13	41	38
	Total investment in associated companies	2	2	2	1	18	15

(1)          2006 income statement and balance sheet movements for continuing operations are fully restated to exclude both the Medical Nutrition and Gerber discontinued operations whereas the December 31, 2006 balance sheet only excludes the Medical Nutrition Business Unit

(2)   Excluding impact of business combinations

Consumer Health		Corporate
continuing operations		(including eliminations)		Total continuing operations		Discontinued operations		Total Group
2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
5 426	4 902			38 072	34 393	1 728	2 627	39 800	37 020
37	39	-484	-358
5 463	4 941	-484	-358	38 072	34 393	1 728	2 627	39 800	37 020
36	33			875	712	7	9	882	721
-1 894	-1 754	487	384	-11 032	-9 411	-903	-1 404	-11 935	-10 815

-78	-78			-1 329	-763		-12	-1 329	-775
3 605	3 220	3	26	27 915	25 694	832	1 232	28 747	26 926
-1 976	-1 838			-11 126	-10 092	-399	-664	-11 525	-10 756
-301	-260	-183	-171	-6 430	-5 321	-26	-43	-6 456	-5 364
-375	-360	-449	-416	-2 133	-1 882	-77	-125	-2 210	-2 007
-141	-1	-599	29	-1 445	-757	5 822	132	4 377	-625

-15	-8	-3	-8	-244	-173	-6	-33	-250	-206
812	761	-1 228	-532	6 781	7 642	6 152	532	12 933	8 174
		409	301	412	264			412	264
				531	354			531	354
				-237	-266			-237	-266
				7 487	7 994	6 152	532	13 639	8 526
				-947	-1 169	-724	-155	-1 671	-1 324
				6 540	6 825	5 428	377	11 968	7 202
				6 518	6 798	5 428	377	11 946	7 175
				22	27			22	27

-117	-112	-34	-33	-1 130	-977	-10	-51	-1 140	-1 028
-89	-83	-3	-8	-1 091	-810	-6	-45	-1 097	-855
-8				-155	-10	-1	-1	-156	-11
-4	-3			-482	-126			-482	-126
		-10	-5	-78	-39			-78	-39
-89		-40		-390	-169	-64		-454	-169
					-7	5 841	129	5 841	122
-41	-40	-118	-124	-689	-640	-22	-13	-711	-653

4 529	6 480	26 921	19 756	75 452	67 272		736	75 452	68 008
-1 375	-2 358	-14 128	-14 753	-26 056	-26 507		-207	-26 056	-26 714
3 154	4 122	12 793	5 003	49 396	40 765		529	49 396	41 294
		-7 407	-656	-7 407	-656		3	-7 407	-653
3 154	4 122	5 386	4 347	41 989	40 109		532	41 989	40 641

834	1 006	546	465	12 633	10 945		69	12 633	11 014
209	197	98	106	2 657	1 815	32	36	2 689	1 851
1 632	1 971	5	14	21 249	21 230		370	21 249	21 600
12	109	5		621	511	83	69	704	580
		6 923	6 093	6 945	6 111			6 945	6 111

4. Supplementary Segmentation of Key Figures 2007 and 2006

GEOGRAPHICAL SEGMENTATION (1) (in USD millions)

		The	Asia/Africa/
	Europe	Americas	Australia	Total
2007
Group net sales (2)	16 108	17 558	6 134	39 800
Group operating income (3)	7 115	5 540	278	12 933
Depreciation of property, plant & equipment included in operating income	738	329	73	1 140
Group assets	51 988	19 929	3 535	75 452
Additions to property, plant & equipment	1 868	534	287	2 689
Additions to intangible assets	354	349	1	704
Personnel costs	5 160	4 208	795	10 163

		The	Asia/Africa/
	Europe	Americas	Australia	Total
2006
Group net sales (2)	13 591	17 929	5 500	37 020
Group operating income (3)	5 188	2 784	202	8 174
Depreciation of property, plant & equipment included in operating income	634	336	58	1 028
Group assets	45 378	19 194	3 436	68 008
Additions to property, plant & equipment	1 097	486	268	1 851
Additions to intangible assets	75	499	6	580
Personnel costs	4 405	4 030	703	9 138

The following countries accounted for more than 5% of at least one of the respective Group totals as at, or for the years ended, December 31, 2007 and 2006:

Country	Net sales (2)			Additions to property plant & equipment				Additions to intangible assets					Total assets
USD millions	2007	%	2006	%	2007	%	2006	%	2007	%	2006	%	2007	%	2006	%
Switzerland	448	1	412	1	717	27	528	29	315	45	63	11	25 369	34	18 368	27
USA	14 238	36	14 998	41	402	15	409	22	118	17	235	41	17 695	23	16 327	24
Germany	3 840	10	3 187	9	235	9	129	7	20	3	3	1	6 226	8	5 189	8
Japan	2 559	6	2 464	7	16	1	13	1			5	1	1 689	2	1 933	3
France	2 080	5	1 763	5	42	2	25	1					1 108	1	975	1
UK	1 144	3	1 037	3	327	12	160	9					3 248	4	3 218	5
Austria	356	1	308	1	151	6	66	4	1		2		1 791	2	1 508	2
Other	15 135	38	12 851	33	799	28	521	27	250	35	272	46	18 326	26	20 490	30
Total Group	39 800	100	37 020	100	2 689	100	1 851	100	704	100	580	100	75 452	100	68 008	100
Less discontinued operations	1 728		2 627		32		36		83		69				736
Total continuing operations	38 072		34 393		2 657		1 815		621		511		75 452		67 272

(1) Total Group including discontinued operations.

(2) Net sales from operations by location of third party customer.

(3) Operating income from operations as recorded in the legal entities in the respective region.

The Group’s three largest customers account for approximately 9%, 8% and 6% respectively, of net sales from continuing operations. No other customer accounts for 4% or more of net sales from continuing operations. The highest amounts of trade receivables outstanding are the ones for the largest customers and amount to 9%, 6% and 6%, respectively, of the Group’s trade receivables at December 31, 2007.

PHARMACEUTICALS DIVISION THERAPEUTIC AREA NET SALES

Therapeutic Areas

	2007	2006	Change
	USD millions	USD millions	USD (%)
Cardiovascular & Metabolism
Diovan	5 012	4 223	19
Lotrel	748	1 352	-45
Exforge	103	10	930
Tekturna/Rasilez	40		NM
Other	8	1	NM
Total strategic franchise products	5 911	5 586	6
Mature products (including Lescol)	1 494	1 534	-3
Total Cardiovascular &
Metabolism products	7 405	7 120	4

Oncology & Hematology
Gleevec/Glivec	3 050	2 554	19
Zometa	1 297	1 283	1
Sandostatin (group)	1 027	915	12
Femara	937	719	30
Exjade	357	143	150
Other	283	295	-4
Total Oncology & Hematology products	6 951	5 909	18

Neuroscience
Trileptal	692	721	-4
Exelon	632	525	20
Comtan/Stalevo (group)	420	339	24
Tegretol	413	391	6
Ritalin/Focalin (group)	375	330	14
Other	382	351	9
Total strategic franchise products	2 914	2 657	10
Mature products	431	440	-2
Total Neuroscience products	3 345	3 097	8

Therapeutic Areas

	2007	2006	Change
	USD millions	USD millions	USD (%)
Respiratory
Foradil	362	331	9
TOBI/Tobramycin	273	177	54
Xolair	140	102	37
Other	87	69	26
Total strategic franchise products	862	679	27
Mature products	97	103	-6
Total Respiratory products	959	782	23

Ophthalmics, Dermatology,
Gastrointestinal and Urology (ODGU)
Lucentis	393	19	NM
Enablex/Emselex	179	114	57
Elidel	176	179	-2
Zelnorm/Zelmac	88	561	-84
Other	605	706	-14
Total strategic franchise products	1 441	1 579	-9
Mature products (including Lamisil)	711	1 097	-35
Total ODGU products	2 152	2 676	-20

Arthritis & Bone
Prexige	91	47	94
Other	41	3	NM
Total strategic franchise products	132	50	164
Mature products (including Voltaren)	1 442	1 430	1
Total Arthritis & Bone products	1 574	1 480	6

Infectious Diseases, Transplantation
& Immunology (IDTI)
Neoral/Sandimmun	944	918	3
Other	448	330	36
Total strategic franchise products	1 392	1 248	12
Mature products	247	264	-6
Total IDTI products	1 639	1 512	8

Total strategic franchise products	19 603	17 708	11
Total mature products	4 422	4 868	-9
Total division net sales	24 025	22 576	6

5.   Financial Income

	2007 USD millions	2006 USD millions
Interest income	423	367
Dividend income	10	8
Net capital gains on available-for-sale securities	374	282
Impairment of available-for-sale securities	-86	-25
Income on options and forward contracts		48
Expenses on options and forward contracts	-292	-316
Other financial income	2	1
Other financial expense	-58	-49
Currency result, net	158	38
Total financial income	531	354

6.   Taxes

INCOME BEFORE TAXES

	2007 USD millions	2006 USD millions
Switzerland	3 806	4 087
Foreign	3 681	3 907
Total income before taxes for continuing operations	7 487	7 994

CURRENT AND DEFERRED INCOME TAX EXPENSE

	2007 USD millions	2006 USD millions
Switzerland	-357	-328
Foreign	-1 360	-1 203
Total current income tax expense	-1 717	-1 531
Switzerland	194	-69
Foreign	576	431
Total deferred tax income	770	362
Total income tax expense for continuing operations	-947	-1 169

Analysis of Tax Rate

The main elements contributing to the difference between the Group’s overall expected tax rate (the weighted average tax rate based on the income before tax of each subsidiary) and the effective tax rate are:

	2007%	2006%
Expected tax rate for continuing operations	13.9	15.0
Effect of disallowed expenditures	2.9	2.1
Effect of utilization of tax losses brought forward from prior periods	-0.3	-0.5
Effect of income taxed at reduced rates	-0.4	-0.2
Effect of tax credits and allowances	-0.4	-1.1
Prior year and other items	-3.1	-0.7
Effective tax rate for continuing operations	12.6	14.6

The change in the expected tax rate is caused by the change in the profitability of the Group’s subsidiaries in the respective countries.

The utilization of tax loss carryforwards lowered the tax charge by USD 25 million and USD 48 million in 2007 and 2006, respectively.

7. Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding during the year, excluding from the issued shares the average number of shares purchased by the Group and held as treasury shares.

	2007	2006
Basic earnings per share
Weighted average number of shares outstanding	2 317 466 535	2 345 232 126

Net income attributable to shareholders
of Novartis AG (USD millions)
- from continuing operations	6 518	6 798
- from discontinued operations	5 428	377
- Group	11 946	7 175
Basic earnings per share (USD)
- continuing operations	2.81	2.90
- discontinued operations	2.34	0.16
- Group	5.15	3.06

For diluted EPS, the weighted average number of shares outstanding is adjusted to assume conversion of all potentially dilutive shares arising from options on Novartis shares.

	2007	2006
Diluted earnings per share
Weighted average number of shares outstanding	2 317 466 535	2 345 232 126
Adjustment for dilutive share options	11 421 638	15 224 345
Weighted average number of shares for diluted earnings per share	2 328 888 173	2 360 456 471

Net income attributable to shareholders of Novartis AG (USD millions)
- from continuing operations	6 518	6 798
- from discontinued operations	5 428	377
- Group	11 946	7 175
Diluted earnings per share (USD)
- continuing operations	2.80	2.88
- discontinued operations	2.33	0.16
- Group	5.13	3.04

Options equivalent to 27.0 million shares (2006: 4.4 million) were excluded from the calculation of diluted earnings per share as they were not dilutive.

8. Property, Plant & Equipment Movements

			Plant and other	Other
			equipment under	property, plant
	Land	Buildings	construction	& equipment	Total
	USD millions	USD millions	USD millions	USD millions	USD millions
2007
Cost
January 1	570	7 154	1 545	10 434	19 703
Cost of assets related to discontinued operations	-9	-98	-15	-408	-530
Impact of business combinations		-37	-7	-12	-56
Reclassifications (1)	16	461	-1 053	665	89
Additions	18	180	1 904	555	2 657
Disposals	-3	-133	-27	-330	-493
Currency translation effects	38	460	170	762	1 430
December 31	630	7 987	2 517	11 666	22 800

Accumulated depreciation
January 1	-7	-2 917		-5 834	-8 758
Accumulated depreciation of assets related to discontinued operations		37		211	248
Impact of business combinations		31	1	6	38
Reclassifications	2	-31		-71	-100
Depreciation charge	-2	-278		-850	-1 130
Depreciation of disposals		91		265	356
Impairment charge	-4	-87	-23	-41	-155
Currency translation effects	-1	-211		-454	-666
December 31	-12	-3 365	-22	-6 768	-10 167
Net book value - December 31	618	4 622	2 495	4 898	12 633
Insured value - December 31					24 194
Net book value of property, plant & equipment under finance lease contracts					9
Commitments for purchases of property, plant & equipment					690

(1)	Reclassifications between various asset categories due to completion of plant and other equipment under construction and due to the final completion of the Chiron acquisition accounting.

			Plant and other	Other
			equipment under	property, plant
	Land	Buildings	construction	& equipment	Total
	USD millions	USD millions	USD millions	USD millions	USD millions
2006
Cost
January 1	419	6 067	912	9 116	16 514
Cost of assets related to discontinued operations	-4	-79	-18	-179	-280
Impact of business combinations	117	398	259	257	1 031
Reclassifications (1)	-2	369	-982	615
Additions	17	124	1 306	393	1 840
Disposals	-5	-109	-18	-464	-596
Currency translation effects	28	384	86	696	1 194
December 31	570	7 154	1 545	10 434	19 703

Accumulated depreciation
January 1	-3	-2 621		-5 211	-7 835
Accumulated depreciation of assets related to discontinued operations		46		129	175
Depreciation charge	-3	-244		-769	-1 016
Depreciation of disposals		79		416	495
Impairment charge	-1	1		-11	-11
Currency translation effects		-178		-388	-566
December 31	-7	-2 917		-5 834	-8 758
Net book value - December 31	563	4 237	1 545	4 600	10 945
Insured value - December 31					19 196
Net book value of property, plant & equipment under finance lease contracts					18
Commitments for purchases of property, plant & equipment					563

(1)   Reclassifications between various asset categories due to completion of plant and other equipment under construction.

9. Intangible Asset Movements

	Goodwill USD millions	Acquired research & development USD millions	Core development technologies USD millions	Trademarks, product & marketing rights USD millions	Other intangible assets USD millions	Total USD millions
2007
Cost
January 1	11 404	2 471	660	9 999	1 046	25 580
Cost of assets related to discontinued operations	-79			-25	-496	-600
Impact of business combinations	3			38		41
Reclassifications (1)	-81	54		127	27	127
Additions	9	209	52	81	270	621
Disposals				-708	-37	-745
Currency translation effects	598	102	85	553	45	1 383
December 31	11 854	2 836	797	10 065	855	26 407

Accumulated amortization
January 1	-745	-105	-86	-2 901	-513	-4 350
Accumulated amortization of assets related to discontinued operations	50			25	210	285
Reclassifications (1)				34	-1	33
Amortization charge			-54	-919	-118	-1 091
Amortization of disposals				704	34	738
Impairment charge	-3	-94		-360	-25	-482
Currency translation effects	-46	-13	-14	-196	-22	-291
December 31	-744	-212	-154	-3 613	-435	-5 158
Net book value - December 31	11 110	2 624	643	6 452	420	21 249

2006
Cost
January 1	8 080	875	508	6 455	727	16 645
Cost of assets related to discontinued operations	-255			-216	-29	-500
Impact of business combinations	3 138	1 216	140	3 254	167	7 915
Reclassifications (1)		-115		114	1
Additions	1	407		12	159	579
Disposals	-59	-1		-11	-13	-84
Currency translation effects	499	89	12	391	34	1 025
December 31	11 404	2 471	660	9 999	1 046	25 580

Accumulated amortization
January 1	-801	-37	-10	-2 090	-413	-3 351
Accumulated amortization of assets related to discontinued operations	49			52	10	111
Reclassifications (1)	-1		-25	6	20
Amortization charge			-49	-666	-119	-834
Amortization of disposals	60			8	12	80
Impairment charge	-2	-67		-47	-10	-126
Currency translation effects	-50	-1	-2	-164	-13	-230
December 31	-745	-105	-86	-2 901	-513	-4 350
Net book value - December 31	10 659	2 366	574	7 098	533	21 230

(1)	Reclassifications between various assets categories as a result of recording final acquisition balance sheets and product launches of acquired research & development.

Divisional Segmentation of Intangible Assets for Continuing Operations

The net book values at December 31, 2007 of intangible assets are allocated to the Group’s Divisions as summarized below:

		Acquired	Core	Trademarks,
		research &	development	product &	Other
	Goodwill	development	technologies	marketing rights	intangible assets	Total
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions
Pharmaceuticals	2 270	1 767	10	1 679	158	5 884
Vaccines and Diagnostics	1 111	462	204	1 706	197	3 680
Sandoz	7 116	233	429	2 212	58	10 048
Consumer Health	613	162		855	2	1 632
Corporate					5	5
Total	11 110	2 624	643	6 452	420	21 249
Amount at risk if discounted cash flows fell by 5%		3		34		37
Amount at risk if discounted cash flows fell by 10%		6		71		77

Goodwill, other intangible assets with indefinite useful lives and acquired R&D are tested for possible impairment annually and whenever events or changes in circumstances indicate the value may not be fully recoverable. If the initial accounting for an intangible asset acquired in the reporting period is only provisional, it is not tested for impairment and is therefore not included in the calculation of the net book values at risk from changes in the amount of discounted cash flows. For all other intangible assets, an impairment is recognized when the balance sheet carrying amount is higher than the greater of fair value less cost to sell and value in use.

Novartis has adopted a uniform method for assessing goodwill for impairment and any other intangible asset indicated as possibly impaired. Under this method the fair value less cost to sell is calculated and only if it is lower than the balance sheet carrying amount is the value in use determined. Novartis uses the discounted cash flow method to determine the fair value less cost to sell, which starts with a forecast of all expected future net cash flows. If no cash flow projections for the whole useful life of an intangible asset are available, cash flow projections for the next five years are utilized based on management’s range of forecasts with a terminal value using sales projections in line or lower than inflation thereafter. Typically three probability weighted scenarios are used. These cash flows which reflect the risks and uncertainties associated with the asset are discounted at an appropriate rate to net present value. The net present values involve highly sensitive estimates and assumptions specific to the nature of the Group’s activities with regard to:

-  the amount and timing of projected future cash flows;

-  the discount rate selected;

-  the outcome of R&D activities (compound efficacy, results of clinical trials, etc.);

-  the amount and timing of projected costs to develop the IPR&D into commercially viable products;

-  the probability of obtaining regulatory approval;

-  long-term sales forecasts for periods of up to 20 years;

-  sales price erosion rates after the end of patent protection and timing of the entry of generic competition; and

-  the behavior of competitors (launch of competing products, marketing initiatives, etc.).

Factors that could result in shortened useful lives or impairment include lower than anticipated sales for acquired products or associated with patents and trademarks; or lower than anticipated future sales resulting from acquired R&D; or the closing of facilities; or changes in the planned use of property, plant or equipment. Changes in the discount rates used for these calculations also could lead to impairments. Additionally, impairments of IPR&D and product and marketing rights may also result from events such as the outcome of R&D activity, obtaining regulatory approval and the launch of competing products.

The discount rates used are based on the Group’s weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Since the cash flows also take into account tax expenses a post-tax discount rate is utilized. Use of the post-tax discount rate approximates the results of using a pre-tax rate applied to pre-tax cash flows.

Due to the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

The recoverable amount of a cash-generating unit and related goodwill is based on the higher of fair value less cost to sell or on the value in use which is derived from applying discounted future cash flows using the key assumptions indicated below:

	Pharmaceuticals	Vaccines and Diagnostics	Sandoz	Consumer Health
	%	%	%	%
Sales growth rate assumptions after forecast period	3.0	2.5	0 to 7.0	-2.0 to 3.0
Discount rate	7.5	7.5	7.0 to 13.0	7.0 to 9.0

9. Intangible Asset Movements (continued)

In 2007, impairment charges of USD 482 million were recorded. This is principally relating to an impairment of USD 320 million for Famvir product rights due to an earlier than anticipated challenge to its patent and subsequent loss of sales in the Pharmaceuticals Division. Additionally, Novartis recorded various impairment charges of USD 126 million, mainly for upfront and milestone payments in the Pharmaceuticals Division and USD 36 million for currently marketed products and other intangible assets in the Sandoz and Consumer Health Divisions.

In 2006, Novartis recorded impairment charges amounting to a total of USD 126 million, principally relating to capitalized milestone payments in the Pharmaceuticals Division and marketed products and IPR&D in the Sandoz Division.

10. Associated Companies

Novartis has the following significant investments in associated companies which are accounted for using the equity method:

	Balance sheet value		Net income statement effect
	2007 USD millions	2006 USD millions	2007 USD millions	2006 USD millions
Roche Holding AG, Switzerland	6 817	6 020	391	290
Chiron Corporation, USA				-44
Others	128	91	21	18
Total	6 945	6 111	412	264

The results of the Group’s associated companies are adjusted to be in accordance with IFRS in cases where IFRS is not already used.

A survey of analyst estimates is used to predict the Group’s share of net income in Roche Holding AG (“Roche”) . Any differences between these estimates and actual results will be adjusted in the 2008 financial statements.

The following table shows summarized financial information of the major associated company for the year ended December 31, 2006 since the 2007 data is not yet available:

	Assets	Liabilities	Revenue	Net income
	CHF billions	CHF billions	CHF billions	CHF billions
Roche	74.4	27.6	43.5	9.2

Roche Holding AG

The Group’s holding in Roche voting shares was 33.3% at December 31, 2007 and 2006. This investment represents approximately 6.3% of the total outstanding voting and non-voting equity instruments. In order to apply the equity method of accounting, independent appraisers were used to estimate the fair value of Roche’s identifiable assets and liabilities at the time of acquisition and, therefore, the amount of residual goodwill. The purchase price allocations were made on publicly available information at the time of acquisition of the shares.

The balance sheet value allocation is as follows:

USD millions
Novartis share of Roche’s reported net assets	2 347
Novartis share of net book value of additional appraised intangible assets	2 211
Net book value of Novartis goodwill	2 509
Total residual value of purchase price	7 067
Accumulated equity accounting adjustments and translation effects	-250
December 31, 2007 balance sheet value	6 817

The identified intangible assets principally relate to the value of currently marketed products and are being amortized straight-line over their estimated average useful life of 20 years.

The income statement effects from applying Novartis accounting for Roche in 2007 and 2006 are as follows:

	2007 USD millions	2006 USD millions
Depreciation and amortization of fair value adjustments relating to property plant & equipment and intangible assets net of taxes of USD 36 million (2006: USD 34 million)	-118	-114
Prior year adjustment	13	13
Novartis share of estimated Roche current year consolidated net income	496	391
Net income effect	391	290

The market value of the Novartis interest in Roche at December 31, 2007 was USD 10.0 billion (2006: USD 10.8 billion) (Reuters symbol: RO.S).

Chiron Corporation

The recording of the results was based on the Group’s weighted average holdings in Chiron until the acquisition of the remaining shares of Chiron in April 2006. The interest in Chiron has been accounted for using the equity method for the period from January 1, 2006 to the date of acquisition and thereafter it is fully consolidated.

The income statement effects from applying Novartis accounting policies to Chiron up to its date of full acquisition in April 2006 are as follows:

2006 USD millions
Prior year adjustment	24
Novartis share of Chiron consolidated net income	-68
Net income effect	-44

11. Deferred Tax Assets and Liabilities

	Property, plant & equipment USD millions	Intangible assets USD millions	Pensions and other benefit obligations of associates USD millions	Inventories USD millions	Tax loss carry forwards USD millions	Other provisions and accruals USD millions	Valuation allowance USD millions	Total USD millions
Deferred tax assets at January 1, 2006	23	232	1 360	956	54	805	-29	3 401
Deferred tax liabilities at January 1, 2006	-694	-1 254	-801	-193		-530		-3 472
Net deferred tax balance at January 1, 2006	-671	-1 022	559	763	54	275	-29	-71

At January 1, 2006	-671	-1 022	559	763	54	275	-29	-71
Deferred tax related to discontinued operations	3	-3	-5		-1	1		-5
(Charged)/credited to income	-11	273	-298	152	2	215	2	335
Charged to equity			-97			-69		-166
Acquisitions/divestments	-17	-1 624	5	-37	145	115		-1 413
Other movements	-49	-12	30	-8	6	-34		-67
Net deferred tax balance at December 31, 2006	-745	-2 388	194	870	206	503	-27	-1 387

Deferred tax assets at December 31, 2006	64	286	1 059	1 123	206	1 192	-27	3 903
Deferred tax liabilities at December 31, 2006	-809	-2 674	-865	-253		-689		-5 290
Net deferred tax balance at December 31, 2006	-745	-2 388	194	870	206	503	-27	-1 387

At January 1, 2007	-745	-2 388	194	870	206	503	-27	-1 387
Deferred tax related to discontinued operations	3	70	-1	5		71	2	150
(Charged)/credited to income	-11	568	57	133	-21	36	8	770
Charged to equity			-184			-28		-212
Other movements	-10	-129	-142	21	19	21		-220
Net deferred tax balance at December 31, 2007	-763	-1 879	-76	1 029	204	603	-17	-899

Deferred tax assets at December 31, 2007	75	208	512	1 243	204	1 342	-17	3 567
Deferred tax liabilities at December 31, 2007	-838	-2 087	-588	-214		-739		-4 466
Net deferred tax balance at December 31, 2007	-763	-1 879	-76	1 029	204	603	-17	-899

11. Deferred Tax Assets and Liabilities (continued)

A reversal of valuation allowance could occur when circumstances make the realization of deferred taxes probable. This would result in a decrease in the Group’s effective tax rate.

Deferred tax assets of USD 1.2 billion (2006: USD 1.8 billion) and deferred tax liabilities of USD 3.8 billion (2006: USD 4.6 billion) are expected to be recovered after more than twelve months.

At December 31, 2007 unremitted earnings of USD 30 billion (2006: USD 31 billion) have been retained by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings. If the earnings were remitted, an income tax charge could result based on the tax statutes currently in effect.

	2007 USD millions	2006 USD millions
Temporary differences on which no deferred tax has been provided as they are permanent in nature related to:
— investments in subsidiaries	-1 488	841
— goodwill from acquisitions	6 203	6 262

The gross value of unused tax loss carryforwards which have, or have not, been capitalized as deferred tax assets, with their expiration dates is as follows:

	not capitalized	capitalized	2007
	USD millions	USD millions	USD millions
One year	12	13	25
Two years	13	8	21
Three years	63	119	182
Four years	341	159	500
Five years	160	18	178
More than five years	578	411	989
Total	1 167	728	1 895

	not capitalized	capitalized	2006
	USD millions	USD millions	USD millions
One year	54		54
Two years	37	1	38
Three years	38	8	46
Four years	39	110	149
Five years	350	138	488
More than five years	643	522	1 165
Total	1 161	779	1 940

Tax loss carryforwards are capitalized if it is probable that future taxable profits will be available to utilize the losses. USD 58 million of unused tax loss carryforwards expired during 2007 (2006: USD 12 million).

12. Financial and Other Non-Current Assets

	2007 USD millions	2006 USD millions
Financial investments and long-term loans	1 319	2 313
Prepaid post-employment benefit plans	2 309	2 102
Total financial and other non-current assets	3 628	4 415

Financial investments at December 31, 2007 of USD 846 million are valued at market value (2006: USD 1 912 million) and long-term loans at amortized cost.

During 2007, USD 65 million (2006: USD 21 million) of unrealized losses on available-for-sale investments and USD 13 million (2006: USD 18 million) on other investments were considered to be impaired and were charged to the income statement within other income and expense.

13. Inventories

	2007	2006
	USD millions	USD millions
Raw material, consumables	940	810
Finished products	4 515	3 688
Total inventories	5 455	4 498

The following summarizes the movement in inventory write-downs deducted from inventory categories. Reversals of inventory provisions mainly result from the reassessment of inventory values manufactured prior to regulatory approval but for which approval was subsequently received:

	2007 USD millions	2006 USD millions
January 1	-491	-295
Provisions on inventory related to discontinued operations	17	7
Inventory write-downs charged to income statement	-940	-659
Utilization of inventory provisions	381	300
Reversal of inventory provisions	404	183
Currency translation effects	-51	-27
December 31	-680	-491

14. Trade Receivables

	2007 USD millions	2006 USD millions
Total gross trade receivables	6 817	6 359
Less provision for doubtful trade receivables	-169	-198
Total trade receivables, net	6 648	6 161

Provisions for chargebacks and discounts are adjusted based upon actual experience. Such adjustments to the historic estimates have not been material.

The following summarizes the movement in the provision for doubtful trade receivables:

	2007 USD millions	2006 USD millions
January 1	-198	-203
Provisions on trade receivables related to discontinued operations	9	7
Provision for doubtful trade receivables charged to income statement	-102	-158
Utilization or reversal of provision for doubtful trade receivables	136	167
Currency translation effects	-14	-11
December 31	-169	-198

The following table sets forth details of the age of trade receivables that are not overdue as the payment terms specified in the terms and conditions established with Novartis customers have not been exceeded as well as an analysis of overdue amounts and related provisions for doubtful trade receivables:

	2007	2006
	USD millions	USD millions
Total	6 817	6 359
Less provision for doubtful trade receivables	-169	-198
Total trade receivables, net	6 648	6 161
of which:
Not overdue	5 641	5 313
Past due not more than one month	508	452
Past due more than one month and not more than three months	268	186
Past due more than three months and not more than six months	152	172
Past due more than six months and not more than one year	177	213
Past due more than one year	71	23
Provision for doubtful trade receivables	-169	-198
Total trade receivables, net	6 648	6 161

14. Trade Receivables (continued)

Provisions for doubtful trade receivables are established based upon the difference between the receivable value and the estimated net collectible amount. Novartis establishes its provision for doubtful trade receivables based on its historical loss experiences. Significant financial difficulties of the debtor, such as probability that the debtor will enter bankruptcy or need financial reorganisation and default or delinquency in payments, are considered indicators that trade receivables are doubtful.

The maximum exposure to credit risk at the reporting date is the fair value of net trade receivables mentioned above. Novartis does not expect writing off not past due nor unprovided for trade receivables. The Group does not hold collateral as security.

Trade receivables include amounts denominated in the following major currencies:

Currency	2007 USD millions	2006 USD millions
CHF	142	124
EUR	1 833	1 523
GBP	176	181
JPY	975	890
USD	1 998	2 171
other	1 524	1 272
Total trade receivables, net	6 648	6 161

15. Marketable Securities and Derivative Financial Instruments

The following tables show the contract or underlying principal amounts and fair values of derivative financial instruments analyzed by type of contract at December 31, 2007 and 2006. Contract or underlying principal amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts at risk. The fair values are determined by reference to market prices or standard pricing models using observable market inputs at December 31, 2007 and 2006.

DERIVATIVE FINANCIAL INSTRUMENTS

	Contract or underlying principal amount		Positive fair values		Negative fair values
	2007 USD millions	2006 USD millions	2007 USD millions	2006 USD millions	2007 USD millions	2006 USD millions
Currency related instruments
Forward foreign exchange rate contracts	12 594	8 510	23	33	-195	-54
Over the counter currency options	3 090	2 252	8	4	-6	-2
Cross currency swaps		31				-27
Total of currency related instruments	15 684	10 793	31	37	-201	-83
Interest rate related instruments
Interest rate swaps	176
Total of interest rate related instruments	176
Options on equity securities		21
Total derivative financial instruments included in marketable securities and in current financial debt	15 860	10 814	31	37	-201	-83

The contract or underlying principal amount of derivative financial instruments at December 31, 2007 and 2006 are set forth by currency in the table below.

December 31, 2007	EUR USD millions	USD USD millions	JPY USD millions	Other currencies USD millions	Total USD millions
Currency related instruments
Forward foreign exchange rate contracts	5 381	6 733	42	438	12 594
Over the counter currency options	2 490	600			3 090
Total of currency related instruments	7 871	7 333	42	438	15 684
Interest rate related instruments
Interest rate swaps				176	176
Total of interest rate related instruments				176	176
Total derivative financial instruments	7 871	7 333	42	614	15 860

December 31, 2006	EUR USD millions	USD USD millions	JPY USD millions	Other currencies USD millions	Total USD millions
Currency related instruments
Forward foreign exchange rate contracts	4 027	3 844	59	580	8 510
Over the counter currency options	2 252				2 252
Cross currency swaps		31			31
Total of currency related instruments	6 279	3 875	59	580	10 793
Options on equity securities		21			21
Total derivative financial instruments	6 279	3 896	59	580	10 814

DERIVATIVE FINANCIAL INSTRUMENTS EFFECTIVE FOR HEDGE ACCOUNTING PURPOSES

	Contract or underlying principal amount 2006 USD millions	Fair values 2006 USD millions
Anticipated transaction hedges
Forward foreign exchange rate contracts	103
Over the counter currency options	724	1
Total of derivative financial instruments effective for hedge accounting purposes included in marketable securities and current financial debt	827	1

No derivative financial instruments were used for hedge accounting purposes at December 31, 2007. All of the 2006 hedging instruments used for anticipated transactions matured within twelve months and were contracted with the intention of hedging anticipated transactions which were expected to occur in 2007. The instruments were intended to hedge the foreign currency risk arising from highly probable forecast intra-group transactions with consolidated foreign currency exchange risk. The gain or loss relating to the effective portion of the derivative instruments, previously deferred in equity, was recognized in the income statement within other income and expense when the hedged item affected profit or loss. There was no ineffectiveness to be recorded from these anticipated transaction hedges.

15. MARKETABLE SECURITIES, TIME DEPOSITS AND DERIVATIVE FINANCIAL INSTRUMENTS (continued)

	2007	2006
	USD millions	USD millions
Available-for-sale marketable securities
Debt securities	2 208	3 390
Equity securities	945	399
Fund investments	445	217
Total available-for-sale marketable securities	3 598	4 006
Time deposits with original maturity more than 90 days	4 089	27
Derivative financial instruments	31	37
Accrued interest on debt securities	123	70
Total marketable securities, time deposits and derivative financial instruments	7 841	4 140

If the fair value of an available-for-sale marketable security becomes permanently impaired then the unrealized loss is recognized as an expense. During 2007, USD 86 million (2006: USD 25 million) was recognized as impairment losses within financial expense.

The maximum exposure to credit risk at the reporting date is the fair value of debt securities classified as available-for-sale, deposits, and derivative financial instruments.

In general, the Group’s overall risk management initiatives focus on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group identifies risk management tolerance levels so that the solvency or the investment grade credit standing of the Group should not be endangered.

Market Risk

Novartis is exposed to market risk, primarily related to foreign exchange, interest rates and the market value of the investments of liquid funds. The Group actively monitors these exposures. To manage the volatility relating to these exposures, the Group enters into a variety of derivative financial instruments. The Group’s objective is to reduce, where it deems appropriate to do so, fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and market rates of investments of liquid funds and of the currency exposure of certain net investments in foreign subsidiaries. It is the Group’s policy and practice to use derivative financial instruments to manage exposures and to enhance the yield on the investment of liquid funds. It does not enter any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded. In addition, it does not sell short assets it does not have, or does not know it will have, in the future. The Group only sells existing assets or enters into transactions and future transactions (in the case of anticipatory hedges) that it confidently expects it will have in the future, based on past experience. In the case of liquid funds, the Group writes call options on assets it has or it writes put options on positions it wants to acquire and has the liquidity to acquire. The Group expects that any loss in value for these instruments generally would be offset by increases in the value of the underlying transactions.

Foreign Exchange Rate Risk

The Group uses the USD as its reporting currency. As a result, the Group is exposed to foreign exchange movements, primarily in European, Japanese and other Asian and Latin American currencies. Consequently, it enters into various contracts that reflect the changes in the value of foreign exchange rates to preserve the value of assets, commitments and anticipated transactions. Novartis also uses forward contracts and foreign currency option contracts to hedge certain anticipated net revenues in foreign currencies.

Net investments in subsidiaries in foreign countries are long-term investments. Their fair value changes through movements of currency exchange rates. In the very long term, however, the difference in the inflation rate should match the currency exchange rate movement, so that the market value of the foreign non-monetary assets will compensate for the change due to currency movements. For this reason, the Group only hedges the net investments in foreign subsidiaries in exceptional cases.

Commodity Price Risk

The Group has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw materials by the Group’s businesses. A change in those prices may alter the gross margin of a specific business, but generally by not more than 10% of the margin and thus below the Group’s risk management tolerance levels. Accordingly, it does not enter into significant commodity futures, forward and option contracts to manage fluctuations in prices of anticipated purchases.

Interest Rate Risk

The Group manages its net exposure to interest rate risk through the proportion of fixed rate financial debt and variable rate financial debt in its total financial debt portfolio. To manage this mix, Novartis may enter into interest rate swap agreements, in which it exchanges periodic payments based on a notional amount and agreed-upon fixed and variable interest rates. The Group aims to have as a maximum no more than half of its debt with fixed interest rates.

Equity Risk

The Group purchases equities as investments of its liquid funds. As a policy, it limits its holdings in an unrelated company to less than 5% of its liquid funds. Potential investments are thoroughly analyzed in respect to their past financial track record (mainly cash flow and return on investment), their market potential, their management and their competitors. Call options are written on equities that the Group owns, and put options are written on equities which the Group wants to buy and for which cash has been reserved.

Credit Risk

Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk the Group periodically assesses the financial reliability of customers, taking into account the financial position, past experience and other factors. Individual risk limits are set accordingly. Three customers account for approximately 9%, 8% and 6%, respectively, of net sales from continuing operations in 2007. No other customer accounts for 4% or more of the net sales from continuing operations. The highest amounts of trade receivables are the ones for the largest customers and are approximately 9%, 6% and 6% respectively of Group trade receivables at December 31, 2007, and there is no other significant concentration of credit risk.

Counterparty Risk

Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities which are at least AA rated. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually at least AA rated banks or financial institutions. Exposure to these risks is closely monitored and kept within predetermined parameters. Novartis has policies that limit the amount of credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews. In addition, net settlement agreements are contracted with significant counterparties.

The Group does not expect any losses from non-performance by these counterparties and does not have any significant grouping of exposures to financial sector or country risk.

Liquidity Risk

Liquidity risk is defined as the risk that the Group could not be able to settle or meet its obligations on time or at a reasonable price. Group Treasury is responsible for liquidity, funding as well as settlement management. In addition, liquidity and funding risks, related processes and policies are overseen by management. Novartis manages its liquidity risk on a consolidated basis based on business needs, tax, capital or regulatory considerations, if applicable, through numerous sources of finance in order to maintain flexibility. Management monitors the Group’s net liquidity position through rolling forecasts on the basis of expected cash flows. The Group’s cash and cash equivalents are held with major regulated financial institutions, the largest one holding approximately 17% and the next three other largest ones holding approximately 16%, 15%, 14%, respectively (2006: largest one 10% and the next five largest ones holding 9% and 8% each, respectively).

15. Marketable Securities and Derivative Financial Instruments (continued)

The following table sets forth how management monitors net liquidity based on details of the remaining contractual maturities of financial assets and liabilities excluding trade receivables and payables at December 31, 2007 and 2006:

		Due later than	Due later than	Due later than
	Due or due	one month	three months	one year
	not later	but not later	but not later	but not later	Due after
	than one month	than three months	than one year	than five years	five years	Total
December 31, 2007	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions
Current assets
Marketable securities	1 560	2 516	1 283	466	1 985	7 810
Derivative financial instruments and accrued interest on derivative financial instruments	11	11	9			31
Cash and cash equivalents	3 558	1 802				5 360
Total current assets	5 129	4 329	1 292	466	1 985	13 201

Non-current liabilities
Financial debts				677		677
Total non-current liabilities				677		677

Current liabilities
Financial debts	3 863	698	355			4 916
Derivative financial instruments	91	88	22			201
Total current liabilities	3 954	786	377			5 117

Net liquidity of continuing operations	1 175	3 543	915	-211	1 985	7 407

		Due later than	Due later than	Due later than
	Due or due	one month	three months	one year
	not later	but not later	but not later	but not later	Due after
	than one month	than three months	than one year	than five years	five years	Total
December 31, 2006	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions
Current assets
Marketable securities	16	42	929	1 726	1 390	4 103
Derivative financial instruments and accrued interest on derivative financial instruments	12	24	1			37
Cash and cash equivalents	3 014	801				3 815
Total current assets	3 042	867	930	1 726	1 390	7 955

Non-current liabilities
Financial debts				656		656
Total non-current liabilities				656		656

Current liabilities
Financial debts	3 438	1 352	1 770			6 560
Derivative financial instruments	47	5	23	8		83
Total current liabilities	3 485	1 357	1 793	8		6 643

Net liquidity of continuing operations	-443	-490	-863	1 062	1 390	656

The balance sheet amounts of financial liabilities included in the above analysis are not materially different to the contractual amounts due on maturity. The positive and negative fair values on derivative financial instruments represent the net contractual amounts to be exchanged at maturity.

The Group’s contractual undiscounted cash flows from derivative financial instruments to be settled on a gross basis are as follows:

		Due later than	Due later than	Due later than
	Due or due	one month	three months	one year
	not later	but not later	but not later	but not later
	than one month	than three months	than one year	than five years	Total
December 31, 2007	USD millions	USD millions	USD millions	USD millions	USD millions
Derivative financial instruments and accrued interest on derivative financial instruments
Outflows in various currencies	-2 379	-4 086	-3 573		-10 038
Inflows in various currencies	2 298	4 011	3 481		9 790

		Due later than	Due later than	Due later than
	Due or due	one month	three months	one year
	not later	but not later	but not later	but not later
	than one month	than three months	than one year	than five years	Total
December 31, 2006	USD millions	USD millions	USD millions	USD millions	USD millions
Derivative financial instruments and accrued interest on derivative financial instruments
Outflows in various currencies	-1 335	-2 803	-2 581	-9	-6 728
Inflows in various currencies	1 300	2 744	2 539	7	6 590

Capital Risk Management

Novartis strives to maintain strong debt ratings. In managing its capital, Novartis focuses on a sound debt/equity ratio. Novartis is one of the few non-financial companies worldwide to have attained the highest credit ratings from Standard & Poor’s, Moody’s and Fitch, the three benchmark rating agencies. S&P has rated Novartis as AAA for long-term maturities and as A1+ for short-term maturities. Moody’s has rated the Group as Aaa and P1, respectively, while Fitch has rated Novartis as AAA for long-term maturities and as F1+ for short-term maturities. Novartis does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

The year-end debt/equity ratio decreased to 0.12:1 from 0.18:1 in 2006 principally due to the divestments.

Value at Risk

The Group uses a value at risk (VAR) computation to estimate the potential ten-day loss in the fair value of its financial instruments.

It uses a ten day period because of an assumption that not all positions could be undone in a single day given the size of the positions. The VAR computation includes the Group’s financial debt, short-term and long-term investments, foreign currency forwards, swaps and options as well as anticipated transactions. Foreign currency trade payables and receivables as well as net investments in foreign subsidiaries are included in the computation.

The VAR estimates are made assuming normal market conditions, using a 95% confidence interval. The Group uses a “Delta Normal” model to determine the observed inter-relationships between movements in interest rates, stock markets and various currencies. These inter-relationships are determined by observing interest rate, stock market movements and forward currency rate movements over a 60 day period for the calculation of VAR amounts.

The estimated potential ten day loss in pre-tax earnings from the Group’s foreign currency instruments, the estimated potential ten day loss on its equity holdings, and the estimated potential ten day loss in fair value of its interest rate sensitive instruments, primarily financial debt and investments of liquid funds under normal market conditions, as calculated in the VAR model, are the following:

	Dec 31, 2007 USD millions	Dec 31, 2006 USD millions
All financial instruments	230	49
Analyzed by components:
Instruments sensitive to foreign currency rates	165	30
Instruments sensitive to equity market movements	110	28
Instruments sensitive to interest rates	12	27

15. Marketable Securities and Derivative Financial Instruments (continued)

The average, high, and low VAR amounts are as follows:

2007	Average USD millions	High USD millions	Low USD millions
All financial instruments	108	230	52
Analyzed by components:
Instruments sensitive to foreign currency rates	56	165	30
Instruments sensitive to equity market movements	80	135	33
Instruments sensitive to interest rates	25	40	8

2006	Average USD millions	High USD millions	Low USD millions
All financial instruments	90	138	49
Analyzed by components:
Instruments sensitive to foreign currency rates	81	134	30
Instruments sensitive to equity market movements	29	40	21
Instruments sensitive to interest rates	11	29	4

The VAR computation is a risk analysis tool designed to statistically estimate the maximum potential ten day loss from adverse movements in foreign currency rates, equity prices and interest rates under normal market conditions. The computation does not purport to represent actual losses in fair value on earnings to be incurred by the Group, nor does it consider the effect of favorable changes in market rates. The Group cannot predict actual future movements in such market rates and it does not claim that these VAR results are indicative of future movements in such market rates or to be representative of any actual impact that future changes in market rates may have on the Group’s future results of operations or financial position.

In addition to these VAR analyses, the Group uses stress testing techniques that aim to reflect a worst case scenario. For these calculations, the Group uses the worst movements during a period of six months over the past 20 years in each category. For 2007 and 2006, the worst case loss scenario was configured as follows:

	Dec 31, 2007 USD millions	Dec 31, 2006 USD millions
All financial instruments	474	1 115
Analyzed by components:
Instruments sensitive to foreign currency rates	60	542
Instruments sensitive to equity market movements	342	415
Instruments sensitive to interest rates	72	158

In the Group’s risk analysis, Novartis considered this worst case scenario acceptable as it could reduce income, but would not endanger the solvency or the investment grade credit standing of the Group. While it is highly unlikely that all worst case fluctuations would happen simultaneously, as shown in the model, the actual market can of course produce bigger movements in the future than it has historically. Additionally, in such a worst case environment, management actions could further mitigate the Group’s exposure.

16. Other Current Assets

		2007	2006
		USD millions	USD millions
Withholding tax recoverable		50	272
Life insurance subsidiary receivables			146
Prepaid expenses	— third parties	260	237
	— associated companies	10	7
Other receivables	— third parties	1 797	1 382
	— associated companies	9	10
Total other current assets		2 126	2 054

17. Details of Shares and Share Capital Movements

Number of shares (1)
	Dec 31,	Movement	Dec 31,	Movement	Dec 31,
	2005	in year	2006	in year	2007
Total Novartis shares	2 739 171 000	-10 200 000	2 728 971 000		2 728 971 000
Treasury shares
Shares reserved for share-based compensation of associates	40 291 620	-6 733 603	33 558 017	-5 190 724	28 367 293
Unreserved treasury shares	362 962 880	-15 781 356	347 181 524	88 968 851	436 150 375
Total treasury shares	403 254 500	-22 514 959	380 739 541	83 778 127	464 517 668
Total outstanding shares	2 335 916 500	12 314 959	2 348 231 459	-83 778 127	2 264 453 332

	USD millions	USD millions	USD millions	USD millions	USD millions
Share capital	994	-4	990		990
Treasury shares	-146	6	-140	-35	-175
Outstanding share capital	848	2	850	-35	815

(1)                  All shares are registered, authorized, issued and fully paid. All are voting shares and, except for 272 741 016 treasury shares, are dividend bearing.

There are outstanding written call options on Novartis shares of 23.4 million originally issued as part of the share-based compensation of associates. The market maker has acquired these options but they have not yet been exercised. The weighted average exercise price of these options is USD 42.69 and they have remaining contractual lives of up to 8 years.

18. Non-Current Financial Debts

		2007 USD millions	2006 USD millions
Straight bonds			1 318
Liabilities to banks and other financial institutions (1)		693	666
Finance lease obligations		8	12
Total (including current portion of non-current financial debt)		701	1 996
Less current portion of non-current financial debt		-24	-1 340
Total non-current financial debts		677	656
Straight bonds
EUR	3.75% EUR 1 billion bond 2002/2007 of Novartis Securities Investment Ltd., Hamilton, Bermuda		1 318
Total straight bonds			1 318

(1)      Average interest rate 2.1% (2006: 2.3%)

		2007 USD millions	2006 USD millions
Breakdown by maturity	2007		1 340
	2008	24	32
	2009	557	528
	2010	20	17
	2011	20	16
	2012	18
	Thereafter	62	63
Total		701	1 996

		2007 USD millions	2006 USD millions
Breakdown by currency	USD	2	6
	EUR	157	1 473
	JPY	530	504
	Others	12	13
Total		701	1 996

	2007	2007	2006	2006
	Balance sheet	Fair values	Balance sheet	Fair values
Fair value comparison	USD millions	USD millions	USD millions	USD millions
Straight bonds			1 318	1 318
Others	701	701	678	678
Total	701	701	1 996	1 996

Collateralized non-current	2007	2006
financial debt and pledged assets	USD millions	USD millions
Total amount of collateralized non-current financial debts	63	29
Total net book value of property, plant & equipment pledged as collateral for non-current financial debts	112	118

The Group’s collateralized non-current financial debt consists of overdraft facilities at usual market conditions.

The percentage of fixed rate financial debt to total financial debt was 11% and 27% at December 31, 2007 and 2006, respectively.

The financial debts, including current financial debts, contain only general default covenants. The Group is in compliance with these covenants.

The average interest rate on total financial debt is 3.4% (2006: 3.0%).

19. Provisions and Other Non-Current Liabilities

	2007 USD millions	2006 USD millions
Accrued liability for employee benefits:
— defined benefit pension plans	1 108	1 343
— other long-term employee benefits and deferred compensation	788	993
— other post-employment benefits	386	343
Liabilities for life insurance subsidiary activities		638
Environmental provisions	848	239
Provision for product liability and other legal matters	677	634
Other non-current liabilities	465	344
Total	4 272	4 534

Environmental Provisions

The material components of the environmental provisions consist of costs to fully clean and refurbish contaminated sites and to treat and contain contamination at sites where the environmental exposure is less severe. The provision recorded at December 31, 2007 consists of USD 713 million (2006: USD 141 million) provided for remediation at third party sites and USD 161 million (2006: USD 112 million) for remediation at owned facilities.

In 2007 Novartis has increased its provision for worldwide environmental liabilities by USD 614 million. This increase includes amounts related to the creation of a Swiss foundation for the remediation of the Basel regional landfills in the border area of Switzerland, Germany and France following internal and external investigations completed during the year.

In the US, Novartis has been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a potentially responsible party (PRP) in respect to certain sites. Novartis actively participates in, or monitors, the clean-up activities at the sites in which it is a PRP. The provision takes into consideration the number of other PRPs at each site and the identity and financial position of such parties in light of the joint and several nature of the liability. In addition, the provision takes into account the fact that, in connection with the 1997 spin-off of Ciba AG (formerly CIBA Specialty Chemicals AG) from Novartis AG, a Novartis subsidiary has agreed to reimburse Ciba AG 50% of the costs: (i) associated with environmental liabilities arising in the US from the operations of the specialty chemicals business of the US subsidiary of the former Ciba-Geigy AG, and (ii) which exceed provisions agreed between that subsidiary and Ciba AG. The reimbursement obligations are not subject to any time or amount limits but could terminate for certain liabilities in the US upon the occurrence of certain contingencies which include the merger of Ciba AG or the sale of its assets.

The requirement in the future for Novartis ultimately to take action to correct the effects on the environment of prior disposal or release of chemical substances by Novartis or other parties, and its costs, pursuant to environmental laws and regulations, is inherently difficult to estimate. The Novartis future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation, the percentage of material attributable to Novartis at the remediation sites relative to that attributable to other parties, the financial capabilities of the other potentially responsible parties and the timing of expected expenditures. Novartis believes that its total provisions for environmental matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts provided. Management believes that such additional amounts, if any, would not be material to the Group’s financial condition but could be material to the results of operations or cash flows in a given period.

The following table shows the movements in the environ mental liability provisions during 2007 and 2006:

	2007 USD millions	2006 USD millions
January 1	253	202
Impact of business combinations		18
Cash payments	-20	-15
Releases	-9
Interest expense arising from discounting provisions	7
Additions	607	36
Currency translation effects	36	12
December 31	874	253
Less current liability	-26	-14
Non-current liability at December 31	848	239

Legal Matters

A number of Novartis subsidiaries are subject to various legal proceedings that arise from time to time, including product liability, commercial, employment and wrongful discharge, securities, environmental and tax litigations and claims, government investigations and intellectual property disputes. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. While Novartis does not believe that any of these current matters will have a material adverse effect on its financial position, litigation is inherently unpredictable and excessive verdicts do occur. As a consequence, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flows.

From time to time, Novartis subsidiaries may be subject to government investigations arising out of the normal conduct of their business. Consistent with the Novartis Code of Conduct and policies regarding compliance with law, it is Novartis policy to cooperate with such investigations.

Below is a summary of selected legal proceedings to which Novartis or its subsidiaries are party:

Product Liability Matters

HRT Litigation

Novartis subsidiaries are defendants, along with various other pharmaceutical companies, in approximately 90 cases brought by approximately 280 plaintiffs claiming to have been injured by hormone replacement therapy (HRT) products. Discovery is underway in these cases.

SMON (Subacute Myelo Optico Neuropathy)

In 1996 a subsidiary of Ciba-Geigy, one of the predecessor companies of Novartis, together with two other pharmaceutical companies, settled certain product liability issues related to sales of its product Clioquinol in Japan. Under the settlement, a Novartis subsidiary is required to pay certain future healthcare costs of the claimants.

Zometa/Aredia Litigation

Novartis subsidiaries are defendants in approximately 390 cases brought in US courts by approximately 420 plaintiffs who claim to have experienced osteonecrosis of the jaw after having been treated with Zometa/Aredia. Two of these cases purport to be class actions. Discovery is continuing in these cases. A US district court denied plaintiffs’ motion for certification of a dental monitoring class.

General

For some of our pharmaceutical products, product liability insurance is not available. In connection with potential product liability exposures for these products the Group establishes provisions for estimated obligations for claims and related legal defense costs. The provisions are based on management’s judgement, opinion of legal counsel and actuarially determined estimates. Actual liabilities, however, could substantially exceed the provisions that Novartis has put in place. Novartis believes that its insurance coverage and provision are reasonable and its provisions are the best estimate in light of its business and the risk to which it is subject.

The largest portion of product liability risk provisions has been actuarially determined taking into consideration factors such as past experience, number and amount of claims reported, estimates of claims incurred but not reported, the cost of defending claims and other assumptions. As actual experience becomes known the Group refines and adjusts its product liability estimates. If any of the assumptions used in this actuarial calculation were proven to be incorrect or require material adjustment, there could be a material discrepancy between the amount of provisions that have been recorded and the actual liability.

On December 31, 2007, the following key assumptions were used for the actuarially determined provisions:

%
Weighted average worldwide inflation rate	5.0
Weighted average worldwide discount rate for determining the net present value of estimated product liabilities not yet reported	4.1

The income statement effect of a 1% increase or decrease in the discount rate is USD 28 million income and USD 32 expense, respectively.

Intellectual Property Matters

Contact Lenses

In October 2005 Rembrandt Vision Technologies, L.P. filed a patent infringement lawsuit against CIBA Vision in Federal Court in Texas. Rembrandt asserts that CIBA Vision’s O2OPTIX and NIGHT & DAY lenses infringe Rembrandt’s US patent no. 5,712,327. Rembrandt seeks substantial past damages and a future royalty on O2OPTIX and NIGHT & DAY sales and an injunction may be sought against O2OPTIX. The court has set a trial date of January 30, 2008.

Several lawsuits are pending relating to the Nicolson patents, which protect CIBA Vision NIGHT & DAY and O2OPTIX silicone hydrogel contact lens technology. Johnson & Johnson filed a suit against CIBA Vision in 2003, seeking a declaration that Johnson & Johnson’s Acuvue® Advance™ product does not infringe the Nicolson patents or that the patents are invalid. Johnson & Johnson subsequently filed two suits seeking declaration that the launches of their Oasys™ and Advance™ toric products do not infringe the Nicolson patents. In 2006, Novartis AG filed suit in Germany, Netherlands, Ireland, United Kingdom, France, and Italy alleging that Johnson & Johnson’s Acuvue® Oasys™ product infringed the national equivalent of the Nicolson patents in those countries. A lawsuit filed in 2006 by CooperVision was settled in 2007, with CIBA Vision licensing its Nicolson patents to CooperVision against payment of a royalty on US net sales of CooperVision’s Biofinity® contact lenses until 2014 and on net sales outside of the US until 2016. CIBA Vision also receives a continuing royalty from Bausch & Lomb on the same Nicolson patents for the sales of Purevision®. Both the CooperVision and the Bausch & Lomb royalties could cease if the Nicolson patents were declared invalid as part of the litigation with Johnson & Johnson

Lotrel

Novartis is involved in US patent litigation involving Lotrel, a combination of high blood pressure medicines benazepril hydrochloride and amlodipine besylate sold only in the United States. Patent protection for both of these active ingredients has ended in the United States. However, Lotrel is still covered in the United States by a combination patent valid until 2017. Novartis filed infringement lawsuits against generic manufacturers to enforce Novartis’ rights under this patent. In May 2007, Teva launched its generic version “at-risk.” A trial is expected in 2008.

Famvir

Famvir, a therapy for viral infections, is the subject of patent litigation in the US. The active ingredient is covered by a compound patent that expires in 2010 in the United States. Novartis initiated litigation against Teva for infringement of the compound patent. Teva launched its generic version “at risk.” A trial is expected in 2008.

Other Matters

Average Wholesale Price Litigation

Claims have been brought against various pharmaceutical companies, including Novartis subsidiaries, alleging that they have fraudulently overstated the Average Wholesale Price (AWP) and “best price”, which are, or have been, used by the US federal and state governments in the calculation of, respectively, Medicare and Medicaid reimbursements. Discovery is ongoing in certain of these cases. We have made motions to dismiss the complaint or for summary judgment in other cases. A Novartis subsidiary will be defendant in a trial in Alabama scheduled for early 2008.

Chiron/Fluvirin

The former Chiron Corporation, which Novartis acquired during 2006, was the subject of a number of legal proceedings arising out of Chiron’s inability to deliver its Fluvirin influenza vaccine to the US market for the 2004/05 flu season, including class action lawsuits alleging breaches of securities laws and shareholder derivative lawsuits alleging breaches of fiduciary duties. The securities fraud class actions were settled in April 2006. The settlement is currently under revision in light of a 2007 court order denying settlement approval. The derivative lawsuits have all been dismissed.

Gender Discrimination

Certain female pharmaceutical sales representatives brought a lawsuit at the Federal Court in New York against, among others, several US Novartis subsidiaries, alleging that they were discriminated against because of their gender. The district court granted, in part, plaintiffs’ motion for class certification against one of the US Novartis subsidiaries. The court dismissed all other US Novartis subsidiaries from the case. Discovery is ongoing and trial is scheduled for early 2009.

Trileptal Investigation

The US Attorney’s Office for the Eastern District of Pennsylvania served an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act on a Novartis subsidiary. Novartis understands that the US Attorney’s Office is conducting parallel civil and criminal investigations into allegations of potential off-label promotion of Trileptal. At this time, Novartis is unable to express an opinion as to the likely outcome of these investigations.

Wage and Hour Litigation

A group of pharmaceutical sales representatives filed suit in State Court in California and in Federal Court in New York against US Novartis subsidiaries alleging that the companies violated wage and hour laws by misclassifying the sales representatives as “exempt” employees, and by failing to pay overtime compensation. The lawsuits were consolidated and certified as a class action. Discovery is ongoing and trial is scheduled for late 2008.

The following table shows the movements in the legal and product liability provisions during 2007 and 2006:

	2007	2006
	USD millions	USD millions
January 1	903	825
Impact of business combinations	25	46
Cash payments	-225	-159
Releases of provisions	-98	-56
Additions to provisions	403	233
Currency translation effects	18	14
December 31	1 026	903
Less current liability	-349	-269
Total non-current liability at December 31	677	634

Novartis believes that its total provisions for legal and product liability matters are adequate based upon currently available information, however, given the inherent difficulties in estimating liabilities, it cannot be guaranteed that additional costs will not be incurred beyond the amounts provided.

20.  Current Financial Debt

	2007	2006
	USD millions	USD millions
Interest bearing accounts of associates	1 020	972
Other bank and financial debt	3 117	2 809
Commercial paper	755	1 439
Current portion of non-current financial debt	24	1 340
Fair value of derivative financial instruments	201	83
Total current financial debt	5 117	6 643

The balance sheet values of current financial debt, other than the current portion of non-current financial debts, approximates to the estimated fair value due to the short-term nature of these instruments.

The weighted average interest rate on the bank and other current financial debt including accounts of associates was 3.3% and 2.4% in 2007 and 2006, respectively.

21. Provisions and Other Current Liabilities

	2007	2006
	USD millions	USD millions
Taxes other than income taxes	508	335
Restructuring provisions	458	86
Accrued expenses for goods and services received but not invoiced	761	737
Provisions for royalties	274	269
Provisions for revenue deductions	1 512	1 428
Potential claims from life insurance activities		172
Provisions for compensation and benefits including social security and pension funds	1 011	878
Environmental liabilities	26	14
Deferred income relating to government grants	91	77
Deferred purchase consideration		9
Provision for legal matters	349	269
Accrued share-based payments	129
Other payables	1 668	1 462
Total provisions and other current liabilities	6 787	5 736

Provisions are based upon management’s best estimate and adjusted for actual experience. Such adjustments to the historic estimates have not been material.

Restructuring Provisions

In 2007, additions to provisions of USD 320 million were incurred in conjunction with a strategic initiative called “Forward” to enhance productivity by streamlining the organization and redesigning the way it operates to improve competitiveness. These “Forward” initiative restructuring charges totaled USD 444 million and included termination costs of associates of USD 278 million, other third party costs of USD 42 million and property, plant & equipment impairments of USD 124 million. In total, approximately 2 500 associates are impacted by the various restructuring plans, none of whom have left the Group as of December 31, 2007.

In 2007, additions to provisions of USD 25 million for termination costs of associates were incurred in conjunction with other initiatives in the US. In total, approximately 800 associates are impacted by the various restructuring plans and approximately 300 of them have left the Group as of December 31, 2007.

In 2007, charges of USD 64 million were incurred in conjunction with the divestment of the Medical Nutrition and Gerber businesses. The charges included in net income from discontinued operations, comprised termination costs of associates of USD 18 million and other third party costs of USD 46 million. In total, 114 associates are impacted by the various restructuring plans, all but 34 of them have left the Group as of December 31, 2007.

Also in 2007, charges of USD 11 million were incurred in conjunction with the restructuring of several facilities of the Sandoz division, among others, primarily in Turkey, Slovenia and Indonesia. The charges comprised termination costs of associates of USD 11 million. In total, 421 associates are impacted by the various restructuring plans, all but 3 of them left the Group as of December 31, 2007. All other significant actions associated with the plans were completed during 2007.

In 2007 and 2006, charges of USD 34 million in 2007 and USD 139 million in 2006 respectively, were incurred in conjunction with the acquisition of Chiron. The charges comprised termination costs of associates of USD 32 million in 2007 and USD 119 million in 2006 and other third party costs of USD 2 million in 2007 and USD 20 million in 2006. In total, 1 640 associates were impacted by the various restructuring plans, 913 of them have left the Group as of December 31, 2007. All other significant actions associated with the plan were completed during 2007.

In 2006, charges of USD 30 million were incurred in conjunction with the acquisition of Hexal and Eon Labs as well as the closure of production facilities in Asia. The charges comprised termination costs of associates of USD 13 million and other third party costs of USD 17 million. In total, 990 associates were impacted by the various restructuring plans, all but 276 of them have left the Group as of December 31, 2007. All other significant actions associated with the plan were completed during 2006.

Other third party costs are mainly associated with lease and other obligations due to the abandonment of certain facilities.

It is anticipated that the majority of the restructuring provisions will be paid within the next twelve months.

The releases to income in 2007 and 2006 of USD 11 million and USD 7 million, respectively, were mainly due to settlement of liabilities at lower amounts than originally anticipated.

	Termination costs of associates USD millions	Other third party costs USD millions	Total USD millions
Balance at January 1, 2006	22	9	31
Additions	132	37	169
Cash payments	-92	-16	-108
Releases		-7	-7
Currency translation effects	1		1
Balance at December 31, 2006	63	23	86
Additions	364	90	454
Cash payments	-57	-16	-73
Releases	-4	-7	-11
Currency translation effects		2	2
Balance at December 31, 2007	366	92	458

22.  Details to the Consolidated Cash Flow Statements

22.1) Reversal of Non-Cash Items

	2007	2006
	USD millions	USD millions
Taxes	947	1 169
Depreciation, amortization and impairments on Property, plant & equipment	1 285	987
Intangible assets	1 573	936
Financial assets	78	39
Income from associated companies	-412	-264
Divestment loss from disposal of subsidiaries		7
Gains on disposal of property, plant & equipment, intangible and financial assets, net	-255	-124
Equity-based and settled compensation expense	570	522
Change in provisions and other non-current liabilities	1 365	346
Net financial income	-294	-88
Total reversal of non-cash items	4 857	3 530

22.2) Cash Flows from Continuing Operations Arising from Changes in Working Capital and Other Operating Items Included in Operating Cash Flow

	2007	2006
	USD millions	USD millions
Change in inventories	-747	-87
Change in trade receivables	-204	-543
Change in trade payables	323	245
Change in other net current assets and other operating cash flow items	93	110
Total	-535	-275

22.3) Cash Flow Arising from Acquisitions and Divestments of Businesses (Excluding Discontinued Operations)

The following is a summary of the cash flow impact of acquisitions and divestments of businesses:

	2007 Acquisitions	2007 Divestments	2006 Acquisitions	2006 Divestments
	USD millions	USD millions	USD millions	USD millions
Property, plant & equipment		389	-1 031	38
Currently marketed products including trademarks	-38	105	-3 256	2
In-process research and development			-1 216
Other intangible assets		421	-307
Financial assets including deferred tax assets		1 370	-438	21
Inventories	-16	388	-540	35
Trade receivables and other current assets	-12	496	-535	68
Marketable securities and cash	-5	84	-1 771	1
Long-term and short-term financial debts		-77	1 462	-150
Trade payables and other liabilities including deferred tax liabilities	17	-1 697	2 346	-82
Accrued liabilities to seller		260		11
Currency translation effects		251		10
Identifiable net assets acquired or divested	-54	1 990	-5 286	-46
Proportionate fair value of acquired identifiable net assets of existing interest			2 154
Acquired/divested liquidity	5	-37	1 739	-1
Sub-total	-49	1 953	-1 393	-47
Impairment of property, plant & equipment		-18
Refinancing of intercompany financial debt, net		2		129
Goodwill	-3	233	-3 155	23
Divestment gain		5 841		122
Write-down of loan		1
Deferred portion of sales price		-120
Net cash flow	-52	7 892	-4 548	227
thereof:
Net cash flow from discontinued operations		7 892		201
Net cash flow from continued operations	-52		-4 548	26

Note 2 provides further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.

22.4) Cash Flow from Discontinued Operations

The following is a summary of the cash flow components of the discontinued operations:

	2007 USD	2006 USD
	millions	millions
Cash flow from operating activities	-95	524
Purchase of property, plant & equipment	-32	-34
Divestments of businesses	7 892	201
Purchase of financial assets	-376	-568
Proceeds from disposals of financial assets	270	438
Other net investments	-128	-65
Cash flow from/for investing activities	7 626	-28
Cash flow used for financing activities	64	-39
Total cash flow from discontinued operations	7 595	457

23. Acquisitions and Divestments of Businesses

23.1) Assets and Liabilities Arising from Acquisitions

	Fair value	Revaluation due to purchase accounting	Acquiree’s carrying amount
2007	USD millions	USD millions	USD millions
Currently marketed products including trademarks	38	38
Inventories	16	5	11
Trade receivables and other current assets	12		12
Marketable securities and cash	5		5
Trade payables and other liabilities including deferred tax liabilities	-17		-17
Net identifiable assets acquired	54	43	11
Less acquired liquidity	-5
Goodwill	3
Net assets recognized as a result of business combinations	52

	Fair value (1)	Revaluation due to purchase accounting (1)	Acquiree’s carrying amount
2006	USD millions	USD millions	USD millions
Property, plant & equipment	1 031	123	908
Currently marketed products including trademarks	3 256	2 699	557
In-process research and development	1 216	1 216
Other intangible assets	307	307
Financial assets including deferred tax assets	438	33	405
Inventories	540	224	316
Trade receivables and other current assets	535	11	524
Marketable securities and cash	1 771		1 771
Long-term and short-term financial debts	-1 462	-18	-1 444
Trade payables and other liabilities including deferred tax liabilities	-2 346	-1 656	-690
Net identifiable assets acquired	5 286	2 939	2 347
Goodwill	3 155
Net assets recognized as a result of business combinations	8 441

(1)

The acquisition of Chiron Corporation was the principal acquisition during 2006. The fair value adjustments also include USD 637 million of IPR&D arising on the NeuTec Pharma plc acquisition which also contributed USD 129 million of goodwill and a reclassification reducing Hexal AG’s IPR&D by USD 221 million with a corresponding increase to goodwill of USD 134 million and reclassification of USD 87 million to other categories of assets and liabilities including a reduction in the purchase price of USD 6 million.

The 2006 goodwill arising out of the acquisitions reflects mainly the value of expected buyer specific synergies, future products and the acquired assembled workforce. No goodwill is expected to be deductible for tax purposes.

Professional fees and related costs capitalized for the acquisitions amounted to USD 43 million in 2006. Amounts in 2007 were insignificant.

23.2) Assets and Liabilities Related to Discontinued Operations

ASSETS RELATED TO DISCONTINUED OPERATIONS

2006
USD millions
Property, plant & equipment	69
Intangible assets	370
Deferred tax assets	10
Other financial assets	8
Total non-current assets reclassified as assets related to discontinued operations	457

Inventories	120
Trade receivables	139
Other current assets	16
Cash and cash equivalents	4
Total current assets reclassified as assets related to discontinued operations	279
Total assets related to discontinued operations	736

LIABILITIES RELATED TO DISCONTINUED OPERATIONS

2006
USD millions
Financial debts	2
Deferred tax liabilities	18
Provisions and other non-current liabilities	31
Total non-current liabilities reclassified as liabilities related to discontinued operations	51

Trade payables	69
Financial debts	5
Current income tax liabilities	17
Provisions and other current liabilities	65
Total current liabilities reclassified as liabilities related to discontinued operations	156
Total liabilities related to discontinued operations	207

24. Changes in Consolidated Statement of Recognized Income and Expense

The statement of recognized income and expense includes the Group’s net income for the year as well as all other valuation adjustments recorded in the Group’s consolidated balance sheet but which under IFRS are not recorded in the income statement. These include fair value adjustments to marketable securities, actuarial losses or gains on defined benefit pension and other post-employment plans and currency translation effects, net of tax. These amounts are subject to significant volatility outside of the control of management due to such factors as share price, currency and interest rate movements.

The following table summarizes these fair value adjustments attributable to Novartis shareholders:

	Fair value	Fair value	Actuarial gains/
	adjustments	adjustments	losses from	Revaluation	Cumulative		Total
	on marketable	of deferred cash	defined benefit	of initial minority	translation	Discontinued	fair value
	securities	flow hedges	plans	interest in Chiron	effects	operations	adjustments
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions
Fair value adjustments at January 1, 2006	323	-19	-2 091		-199		-1 986
Fair value adjustments on financial instruments	67	27					94
Actuarial net gains from defined benefit plans			141				141
Revaluation of initial minority interest in Chiron				592			592
Currency translation effects					1 485		1 485
Transfers			8		-7	4	5
Total fair value adjustments in 2006	67	27	149	592	1 478	4	2 317
Fair value adjustments at December 31, 2006	390	8	-1 942	592	1 279	4	331
Fair value adjustments on financial instruments	17	10				-22	5
Actuarial net gains from defined benefit plans			450			31	481
Revaluation of initial minority interest in Chiron				55			55
Currency translation effects					2 188	9	2 197
Total fair value adjustments in 2007	17	10	450	55	2 188	18	2 738
Reclassification related to divestments			123		9	-22	110
Fair value adjustments at December 31, 2007	407	18	-1 369	647	3 476		3 179

24. Changes in Consolidated Statement of Recognized Income and Expense (continued)

24.1) The 2007 and 2006 changes in the fair value of financial instruments consist of the following:

		Fair value
	Fair value	adjustments of
	adjustments to	deferred cash
	marketable securities	flow hedges	Total
	USD millions	USD millions	USD millions
Fair value adjustments at January 1, 2007	390	8	398
Changes in fair value:
— available-for-sale marketable securities	17		17
— cash flow hedges		-8	-8
— other financial assets	-32		-32
Realized net gains transferred to the income statement:
— marketable securities sold	-6		-6
— derivative financial instruments		20	20
— other financial assets sold	-123		-123
Impaired marketable securities and other financial assets	151		151
Deferred tax on above	10	-2	8
Fair value adjustments from continuing operations during the year	-9	10	1
Fair value adjustments from discontinued operations and related party entities during the year	26		26
Fair value adjustments at December 31, 2007	407	18	425

		Fair value
	Fair value	adjustments of
	adjustments to	deferred cash
	marketable securities	flow hedges	Total
	USD millions	USD millions	USD millions
Fair value adjustments at January 1, 2006	323	-19	304
Changes in fair value:
— available-for-sale marketable securities	-27		-27
— cash flow hedges		-31	-31
— other financial assets	80		80
— associated companies’ equity movements	-5		-5
Realized net losses transferred to the income statement:
— marketable securities sold	-2		-2
— derivative financial instruments		65	65
— other financial assets sold	-15		-15
Impaired marketable securities and other financial assets	46		46
Deferred tax on above	-10	-7	-17
Fair value adjustments from continuing operations during the year	81	27	108
Fair value adjustments from discontinued operations during the year	-14		-14
Fair value adjustments at December 31, 2006	390	8	398

24.2) Actuarial gains from defined benefit plans arise from:

	2007	2006
	USD millions	USD millions
Defined benefit pension plans before tax	538	157
Other post-employment benefit plans before tax	96	81
Taxation on above	-184	-97
Total after tax	450	141

The 2006 amount included in the consolidated statements of recognized income and expense excludes USD 25 million related to the Gerber Business Unit discontinued operations.

24.3) The Group has investments in associated companies, principally Roche Holding AG and Chiron Corporation up to April 2006 when it was fully acquired and thereafter consolidated. The Group’s share in movements in these companies’ equity, are recognized directly in the Statement of Recognized Income and Expense, net of tax. The currency translation effects and fair value adjustments of associated companies are included in the corresponding Group amounts.

Novartis has consolidated the balance sheets for the first time of certain foundations, which are principally of a charitable nature, as Novartis increasingly benefits from their activities. Previously these foundations had been disclosed as parties related to Novartis. The consolidation of these foundations at December 31, 2007 resulted in an increase of recognized income in the Statement of Recognized Income and Expense by USD 35 million and in the number of treasury shares by 5.4 million shares and corresponding balance sheet effects in the consolidated financial statements.

24.4) The balance sheet carrying value of the minority investment in Chiron Corporation in April 2006 when Novartis acquired all the outstanding shares has been revalued to its proportionate share of the fair value of the identified assets and liabilities. The revaluation of USD 1.0 billion was reduced by USD 0.4 billion representing the Novartis carrying amount of Chiron’s pre-acquisition goodwill.

24.5) As a result of the liquidation of a subsidiary, USD 79 million of cumulative currency translation effects have been transferred into financial income in 2007 (2006: nil). Moreover, USD 251 million accumulated translation losses related to divestments have been recycled to the income statement.

25. Changes in Consolidated Equity

25.1) At the 2007 Annual General Meeting, a CHF 1.35 per share dividend was approved amounting to USD 2.6 billion which was paid in 2007 (2006: dividend payment was CHF 1.15 per share and amounted to USD 2 billion). The amount available for dividend distribution is based on the available distributable retained earnings of Nova rtis AG determined in accordance with the legal provisions of the Swiss Code of Obligation.

25.2) In 2007, 85.3 million shares were acquired under the fourth and fifth share buy-back programs on the SWX second trading line (2006: no shares). Overall in 2007, a total of 83.8 million shares, net have been purchased (2006: 8 million shares, net sold) for USD 4.7 billion (2006: USD 0.2 billion). These transactions include shares bought and sold on the first and second trading line, transactions with associates and the exercising of options related to equity-based compensation.

25.3) In 2007, no shares were cancelled. Pursuant to a resolution approved at the February 28, 2006 Annual General Meeting, 10.2 million shares were cancelled with a nominal value of USD 4 million.

25.4) Equity-settled share-based compensation is expensed in the income statement in accordance with the vesting or service period of the share-based compensation plans. The value for the shares and options granted including associated tax represents an increase in equity.

25.5) Transfers in 2006 and 2007 between components of equity are due to a net transfer of cumulative translation effects and actuarial losses between fair value adjustments from continuing operations and fair value adjustment related to Gerber and Medical Nutrition divestments. In 2006, share premium has been reduced USD 1 million to the permitted minimum under Swiss company law of 20% of the Novartis AG share capital and Group retained earnings were increased by this amount.

26. Post-Employment Benefits of Associates

Defined Benefit Plans

The Group has, apart from the legally required social security schemes, numerous independent pension and other post-employment benefit plans. In most cases these plans are externally funded in vehicles which are legally separate from the Group. For certain Group companies, however, no independent assets exist for the pension and other long-term benefit obligations of associates. In these cases the related liability is included in the balance sheet.

Defined benefit pension plans cover a significant number of the Group’s associates. The defined benefit obligations and related assets of all major plans are reappraised annually by independent actuaries. Plan assets are recorded at fair value and their actual return in 2007 was USD 808 million (2006: USD 771 million). The defined benefit obligation of unfunded pension plans was USD 327 million at December 31, 2007 (2006: USD 324 million). The measurement dates for the pension plans and the other post-employment benefits were between September 30, 2007 and December 31, 2007 depending on the plan. Any changes between the measurement date and year-end are monitored and adjusted, if necessary.

The following is a summary of the status of the main funded and unfunded pension and other post-employment benefit plans of associates at December 31, 2007 and 2006:

			Other post-employment
	Pension plans		benefit plans
	2007	2006	2007	2006
	USD millions	USD millions	USD millions	USD millions
Benefit obligation at beginning of the year	16 767	15 632	987	1 024
Benefit obligations related to discontinued operations	-197	-49	-163	-10
Service cost	424	417	51	51
Interest cost	615	559	42	50
Actuarial gains	-586	-144	-96	-81
Plan amendments	-94	-7		4
Currency translation effects	1 056	1 076	7
Benefit payments	-996	-865	-44	-51
Contributions of associates	116	63
Effect of acquisitions or divestments		85
Benefit obligation at end of the year	17 105	16 767	784	987
Fair value of plan assets at beginning of the year	17 515	16 059	20	24
Plan assets related to discontinued operations	-199	-21
Expected return on plan assets	804	758	2	1
Actuarial gains	4	13
Currency translation effects	1 088	1 094
Novartis Group contributions	59	388	39	46
Contributions of associates	116	63
Plan amendments	-36
Benefit payments	-996	-865	-44	-51
Effect of acquisitions or divestments		26
Fair value of plan assets at end of the year	18 355	17 515	17	20
Funded Status	1 250	748	-767	-967
Unrecognized past service cost	3	11	-21	-26
Limitation on recognition of fund surplus	-52
Net asset/(liability) in the balance sheet	1 201	759	-788	-993

The movement in the net asset and the amounts recognized in the balance sheet were as follows:

			Other post-employment
	Pension plans		benefit plans
	2007	2006	2007	2006
	USD millions	USD millions	USD millions	USD millions
Movement in net asset or (liability)
Net asset or (liability) in the balance sheet at beginning of the year	759	439	-993	-1 033
Net asset or (liability) related to discontinued operations	-2	28	163	10
Net periodic benefit cost	-186	-199	-88	-96
Novartis Group contributions	59	388	39	46
Plan amendments, net	1	-13	2	3
Effect of acquisitions or divestments		-59		-4
Change in actuarial gains	590	157	96	81
Currency translation effects	32	18	-7
Limitation on recognition of fund surplus	-52
Net asset or (liability) in the balance sheet at end of the year	1 201	759	-788	-993

Amounts recognized in the balance sheet
Prepaid benefit cost	2 309	2 102
Accrued benefit liability	-1 108	-1 343	-788	-993
Net asset or (liability) in the balance sheet at the end of the year	1 201	759	-788	-993

The net periodic benefit cost recorded in the income statement consists of the following components:

			Other post-employment
	Pension plans		benefit plans
	2007	2006	2007	2006
	USD millions	USD millions	USD millions	USD millions
Components of net periodic benefit cost
Service cost	424	417	51	51
Interest cost	615	559	42	50
Expected return on plan assets	-804	-758	-2	-1
Recognized past service cost	-20	-11	-3	-4
Curtailment and settlement gains	-29	-8
Net periodic benefit cost (1)	186	199	88	96

(1) The 2007 net periodic benefit cost excludes all amounts for the discontinued operations. In 2006, the net periodic benefit costs include items for Gerber. Included are net periodic pension benefits of USD 14 million (comprised of USD 3 million service cost, USD 14 million interest costs and an expected return on plan assets of USD 31 million) and other post-employment benefit plan costs of USD 12 million (comprised of USD 5 million service cost, USD 8 million interest costs and an expected return on plan assets of USD 1 million).

The principal actuarial weighted average assumptions used for calculating defined benefit plans and other post-employment benefits of associates are as follows:

			Other post-employment
	Pension plans		benefit plans
	2007	2006	2007	2006
	%	%	%	%
Weighted average assumptions used to determine benefit obligations at the end of year
Discount rate	4.1%	3.6%	5.8%	5.8%
Expected rate of salary increase	3.7%	3.7%
Current average life expectancy for a 65 year old male/female	19/22 years	19/22 years	18/21 years	18/21 years
Weighted average assumptions used to determine net periodic pension cost for the year ended
Discount rate	3.6%	3.4%	5.8%	5.5%
Expected return on plan assets	4.6%	4.5%
Expected rate of salary increase	3.7%	2.7%
Current average life expectancy for a 65 year old male/female	19/22 years	19/22 years	18/21 years	18/21 years

26. Post-employment Benefits of Associates (continued)

The following shows a five year summary reflecting the funding of defined benefit pensions and the impact of historical deviations between expected and actual return on plan assets and actuarial adjustments on plan liabilities.

	2007	2006	2005	2004	2003
	USD millions	USD millions	USD millions	USD millions	USD millions
Plan assets	18 355	17 515	16 059	17 663	16 128
Defined benefit obligation	-17 105	-16 767	-15 632	-16 488	-13 865
Surplus	1 250	748	427	1 175	2 263
Differences between expected and actual return on plan assets	4	13	367	23	120
Actuarial adjustments on plan liabilities	586	144	-869	-1 401	-695

The weighted average asset allocation of funded defined benefit plans at December 31, 2007 and 2006 was as follows:

	Pension plans
	Long-term target	2007	2006
	%	%	%
Equity securities	15-40	42	30
Debt securities	45-70	39	54
Real estate	0-15	9	8
Cash and other investments	0-15	10	8
Total		100	100

Strategic pension plan asset allocations are determined with the objective of achieving an investment return which, together with the contributions paid, is sufficient to maintain reasonable control over the various funding risks of the plans. Based upon the market and economic environments, actual asset allocations may periodically be permitted to deviate from policy targets. Expected return assumptions are reviewed periodically and are based on each plan’s strategic asset mix. Factors considered in the estimate of the expected return are the risk free interest rate together with risk premiums on the assets of each pension plan.

The expected future cash flows to be paid by the Group in respect of pension and other post-employment benefit plans at December 31, 2007 were as follows:

		Other post-employment
	Pension plans	benefit plans
	USD millions	USD millions
Novartis Group contributions
2008 (estimated)	113	44
Expected future benefit payments
2008	1 039	44
2009	1 062	45
2010	1 057	46
2011	1 075	47
2012	1 091	48
2013-2017	5 485	259

The healthcare cost trend rate assumptions for other post-employment benefits are as follows:

Healthcare cost trend rate assumptions used	2007	2006
Healthcare cost trend rate assumed for next year	8.0%	9.0%
Rate to which the cost trend rate is assumed to decline	4.8%	4.8%
Year that the rate reaches the ultimate trend rate	2012	2012

A one-percentage-point change in the assumed healthcare cost trend rates compared to those used for 2007 would have the following effects:

	1% point increase	1% point decrease
	USD millions	USD million
Effects on total of service and interest cost components	14	-12
Effect on post-employment benefit obligations	93	-78

The number of Novartis AG shares held by pension and similar benefit funds at December 31, 2007 was 21.6 million shares with a market value of USD 1.2 billion (2006: 21.6 million shares with a market value of USD 1.2 billion). These funds sold no Novartis AG shares during the years ended December 31, 2007 and 2006. The amount of dividends received on Novartis AG shares held as plan assets by these funds were USD 26 million for the year ended December 31, 2007 (2006: USD 20 million).

Defined Contribution Plans

In some Group companies associates are covered by defined contribution plans and other long-term benefits. The liability of the Group for these benefits is reported in other long-term benefits of associates and deferred compensation and at December 31, 2007 amounts to USD 386 million (2006: USD 343 million). In 2007, contributions charged to the consolidated income statement for the defined contribution plans were USD 141 million (2006: USD 123 million).

27. Equity-Based Participation Plans of Associates

Associate and management equity-based participation plans can be separated into the Novartis equity plan “Select” and other equity-based plans (the “Plans”). The expense recorded in the income statement spreads the cost of each grant equally over the vesting period. Assumptions are made concerning the forfeiture rate which is adjusted during the vesting period so that at the end of the vesting period there is only a charge for vested amounts. As permitted by the transitional rules of the relevant accounting standard, grants prior to November 7, 2002 have not been included in the Income statement. The expense for continuing operations related to all Novartis equity plans in the 2007 income statement was USD 689 million (2006: USD 640 million) resulting in a total carrying amount for liabilities arising from share-based payment transactions of USD 153 million (2006: USD 154 million). The total amount of cash used to settle awards in 2007 was USD 124 million (2006: USD 100 million). As of December 31, 2007, there was USD 551 million of total unrecognized compensation cost related to non-vested equity-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 1.80 years. The amount of related income tax benefit recognized in the income statement was USD 186 million (2006: USD 169 million). In addition, due to its majority owned US quoted subsidiary Idenix Pharmaceuticals Inc., Novartis recognized an additional equity-based compensation expense of USD 9 million (2006: USD 9 million). Participants in the Novartis equity plans from discontinued operations were granted 73 002 shares (2006: 97 388 shares) and 320 495 options (2006: 325 303 options). The expense recorded in the 2007 income statement from discontinued operations amounted to USD 22 million (2006: USD 13 million).

Novartis Equity Plan “Select”

Awards under this plan may be granted each year based on the associate’s individual year-end performance rating, talent rating and Group or business area performance. If an associate receives a rating below a certain threshold, no awards are granted under the plan.

Participants in this plan can elect to receive their incentive in the form of shares, share options, or a combination of both. Each share option is tradable, expires on its tenth anniversary and is exercisable to receive one share (1:1). The exercise price equals the market price of the underlying share at the grant date.

If associates in North America choose to receive the Select incentive amount (or part of it) in tradable share options on American Depositary Shares, then the resulting number of share options is determined by dividing the respective Select incentive amount, by a value that equals 95% of the IFRS value of the options on American Depositary Shares. For associates in other countries, the divisor equals 90% of the IFRS value of options on Novartis shares.

Shares and tradable share options have a vesting period of two years in Switzerland and three years in other countries. As a result, if a participant leaves Novartis, unvested shares or options are forfeited, unless determined otherwise by the Compensation Committee (for example, in connection with a reorganization or divestment).

Participants in continuing operations for the Novartis equity plan “Select” were granted 1 062 684 shares (2006: 1 164 061 shares) for the Novartis Equity Plan “Select” outside North America and 1 685 533 ADS (2006: 2 047 530 ADS) for the Novartis Equity Plan “Select” for North America.

Novartis Equity Plan “Select” outside North America

Directors (through 2002), executives and other selected employees of Group companies (collectively, the “Participants”) may receive equity awards. These equity awards are made both in recognition of past performance and as an incentive for future

27. Equity-based Participation Plans of Associates (continued)

contributions by the Participants. They allow the Participants to benefit as the price of the shares increases over time, and so provide a long-term incentive for improvements in the Group’s profitability and success. The share options are tradable; therefore they can be used to purchase the underlying Novartis share or they can be transferred to a market maker. In 2004, the vesting period for the plan was changed from a two-year vesting period to a three-year vesting period for most countries. Due to pending new tax legislation in Switzerland, it was decided not to implement the three-year vesting period in Switzerland. The current view is that the new law will not come into force before 2009, at the earliest, at which point the vesting period might be reviewed.

The following table shows the assumptions on which the valuation of share options granted during the period was based:

	Novartis Equity Plan “Select” outside North America	Novartis Equity Plan “Select” outside North America
	2007	2006
Valuation date	February 5, 2007	February 6, 2006
Expiration date	February 3, 2017	February 5, 2016
Closing share price on grant date	CHF 72.85	CHF 71.30
Exercise price	CHF 72.85	CHF 71.30
Volatility	14.75%	16%
Expected dividend yield	2.55%	2.05%
Interest rate	2.84%	2.50%
Market value of option at grant date	CHF 12.45	CHF 13.91

The expense recorded in the 2007 income statement amounted to USD 137 million (2006: USD 108 million).

The weighted average prices in the table below are translated from Swiss Francs into USD at historical rates for the granted, sold, and forfeited figures. The year-end prices are translated using the corresponding year-end rates.

	2007		2006
	Options	Weighted average exercise price	Options	Weighted average exercise price
	(millions)	USD	(millions)	USD
Options outstanding at January 1	16.9	46.6	16.3	43.6
Granted	7.4	58.4	4.4	54.0
Sold	-3.3	44.4	-3.4	41.6
Forfeited	-0.6	56.9	-0.4	50.1
Outstanding at December 31	20.4	51.0	16.9	46.6
Exercisable at December 31	9.3	44.0	5.9	40.2
Weighted average fair value of options granted during the year (USD)	5.5		9.7

All options were granted at an exercise price which, since 2004, was equal to the market price of the Group’s shares at the grant date and between 2000 and 2003 was greater than the market price of the Group’s shares at the grant date. The weighted aver-age exercise price during the period the options were sold in 2007 was USD 44.4, which led to the realization of a total intrinsic value of approximately USD 32 million. The weighted average remaining contractual term for options outstanding at the year end was 7.2 years and 5.5 years for options exercisable. Options outstanding had an aggregate intrinsic value of USD 45 million and USD 45 million for options exercisable.

The following table summarizes information about share options outstanding at December 31, 2007:

	Options outstanding			Options exercisable
		Average	Weighted		Weighted
	Number	remaining	average	Number	average
Range of	outstanding	contractual	exercise	exercisable	exercise
exercise prices (USD)	(millions)	life (years)	price (USD)	(millions)	price (USD)
30-34	1.5	3.8	34.6	1.5	34.6
35-39	0.9	3.1	36.9	0.9	36.9
40-44	0.4	2.2	42.7	0.4	42.7
45-49	6.5	6.4	47.3	6.5	47.3
50-54	4.0	8.1	54.0
55-59	7.1	9.1	58.4
Total	20.4	7.2	51.0	9.3	44.0

Novartis Equity Plan “Select” for North America

The plan provides for equity awards to North American based Directors (through 2002), executives and other selected associates, thus replacing the US Management ADS Appreciation Rights plan. The terms and conditions of the Novartis Equity Plan “Select” for North America are substantially equivalent to the Novartis Equity Plan “Select” outside North America. As of 2004, ADS options granted under the plan are tradable; therefore, they can be used to purchase the underlying Novartis share or they can be transferred to a market maker.

The following table shows the assumptions on which the valuation of share options granted during the period was based:

	Novartis Equity Plan	Novartis Equity Plan
	“Select” for	“Select” for
	North America	North America
	2007	2006
Valuation date	February 5, 2007	February 6, 2006
Expiration date	February 3, 2017	February 5, 2016
Closing ADS price on grant date	USD 58.38	USD 54.70
Exercise price	USD 58.38	USD 54.70
Volatility	14.25%	15%
Expected dividend yield	2.90%	2.05%
Interest rate	5.23%	5.0%
Market value of option at grant date	USD 14.11	USD 15.67

The expense recorded in continuing operations in the 2007 income statement amounted to USD 231 million (2006: USD 205 million).

Under the previous US Management ADS Appreciation Rights plan, Novartis associates on US employment contracts were entitled to cash compensation equivalent to the increase in the value of Novartis ADSs compared to the market price of the ADSs at the grant date.

The income of US Management ADS Appreciation Rights Plan recorded in the 2007 income statement amounted to USD 6 million whereas in 2006 Novartis recorded an expense of USD 13 million.

	2007		2006
	ADS	Weighted average	ADS	Weighted average
	options	exercise price	options	exercise price
Fair value comparison	(millions)	USD	(millions)	USD
Options outstanding at January 1	37.8	44.7	41.9	41.2
Granted	12.5	58.4	7.7	54.7
Sold or exercised	-5.6	41.5	-10.1	37.0
Forfeited	-1.8	53.8	-1.7	48.0
Outstanding at December 31	42.9	48.7	37.8	44.7
Exercisable at December 31	16.9	40.6	16.0	38.0
Weighted average fair value of options granted during the year (USD)	9.7		15.6

All share options were granted at an exercise price which was equal to the market price of the ADS at the grant date. The weighted average exercise price during the period the share options were exercised in 2007 was USD 41.5, which led to the realization of a total intrinsic value of approximately USD 86 million. Participants paid a total of USD 232 million as exercise price. The actual tax benefit from share options exercised was USD 80.1 million. The weighted average remaining contractual term for options out-standing at the year end was 7.0 years and 5.0 years for options exercisable. Options outstanding had an aggregate intrinsic value of USD 290 million and USD 239 million for options exercisable.

The following table summarizes information about ADS options outstanding at December 31, 2007:

	ADS options outstanding			ADS options exercisable
Range of exercise prices (USD)	Number outstanding (millions)	Average remaining contractual life (years)	Weighted average exercise price (USD)	Number exercisable (millions)	Weighted average exercise price (USD)
35-39	10.4	4.9	36.7	10.4	36.7
40-44	2.0	3.2	42.0	2.0	42.0
45-49	12.0	6.1	47.2	4.2	46.3
50-54	6.8	8.1	54.7	0.2	54.7
55-59	11.7	9.0	58.4	0.1	58.4
Total	42.9	7.0	48.7	16.9	40.6

Other Long-Term Incentive Plans

Long-Term Performance Plan

The Novartis Long-Term Performance Plan rewards key executives who have a significant impact on the long-term success of the Group. Performance is measured against Economic Value Added targets (EVA, as defined in the Novartis accounting manual). Any actual awards will depend on the Group’s overall accumulated performance over a three-year period.

If the actual performance of the Group is below a threshold level or the participant leaves during the performance period for reasons other than retirement, disability or death, then generally no shares are awarded.

The Compensation Committee amended the Long-term Performance Plan in 2005 to make Group EVA, as opposed to division or business unit EVA, the relevant criterion and to make the performance period three years. The first delivery of shares, if any, under the amended plan will take place in January 2009 for the performance period 2006 to 2008. For the performance period that ended December 31, 2007 approximately 125 key executives were granted performance shares.

The expense recorded in continuing operations in the 2007 income statement amounted to USD 37 million (2006: USD 25 million). During 2007 a total of 539 762 shares (2006: 503 630 shares) were granted to executives.

Leveraged Share Savings Plans

Associates in certain countries and certain key executives world-wide are encouraged to receive their bonus awards fully or partially in Novartis shares instead of cash. To that end, Novartis maintains several leveraged share savings plans under which Novartis matches investments in shares after a holding period. In principle, participating associates may only participate in one of these plans in any given year.

•                  Shares invested in the Swiss Employee Share Ownership Plan (ESOP), which is available in Switzerland to approximately 11 000 associates, have a three-year blocking period and are matched at the end of the blocking period with one share for every two shares invested. Approximately 5 800 associates chose to participate in this plan related to bonuses paid for performance in 2006.

•                  In the UK, associates can invest up to 5% of their monthly salary, up to a maximum of GBP 125, in shares and may also be invited to invest all or part of their net bonus in shares. Two invested shares are matched with one share, which will vest after three years.

•                  Approximately 25 key executives worldwide were invited to participate in a five-year Leveraged Share Savings Plan (LSSP) as part of compensation for performance in 2006. Shares are invested in this plan for five years. At the end of the investment period, Novartis matches the invested shares at a ratio of 1:1 (i.e. one share awarded for each invested share).

27. Equity-Based Participation Plans of Associates (continued)

In general, no shares are matched under these plans if an associate leaves Novartis prior to expiration of the blocking period for reasons other than retirement, disability or death.

The expense recorded in continuing operations in the 2007 income statement amounted to USD 270 million (2006: USD 271 million). During 2007, 4 726 256 shares (2006: 3 527 635 shares) were granted to participants.

Special Share Awards

In addition to the components of compensation described above, selected associates across the Group may receive special awards of restricted or unrestricted shares. These special share awards are discretionary providing flexibility to reward particular achievements or exceptional performance and retain key contributors. Restricted special share awards generally have a five-year vesting period. If a participant voluntarily leaves Novartis for reasons other than retirement, disability of death, the participant will generally forfeit unvested shares. Approximately 360 associates at different levels of the organization were awarded restricted shares in 2007. The expense recorded in continuing operations in the 2007 income statement amounted to USD 20 million (2006: USD 18 million). During 2007 a total of 1 068 910 shares (2006: 830 856 shares) were granted to executives and selected associates.

Summary of non-vested share movements

The table below provides a summary of non-vested share movements for all plans:

	Number	Number
	of shares	of shares	Fair value in	Fair value in
	in millions	in millions	USD millions	USD millions
	2007	2006	2007	2006
Non-vested shares at January 1	13.9	12.4	750.7	616.7
Granted	9.1	8.0	525.9	453.9
Vested	-7.5	-5.9	-373.5	-289.1
Forfeited	-0.9	-0.6	-54.2	-30.8
Non-vested shares at December 31	14.6	13.9	848.9	750.7

Idenix Pharmaceuticals Inc.

Idenix Pharmaceuticals Inc. (Idenix), a majority owned subsidiary, recognizes compensation expense for share options granted to employees and non-employees. Idenix granted 1 483 506 share options for the nine months ended September 30, 2007 and 1 373 187 share options for the year ended December 31, 2006. The weighted average fair value of options granted during the nine months ended September 30, 2007 was USD 3.88 and USD 8.38 for the year ended December 31, 2006. The total intrinsic value of options exercised during the nine months ended September 30, 2007 was USD 710 000. The intrinsic value was calculated as the difference between the market value and the exercise price of the shares at the date of exercise. The aggregate intrinsic value of share options outstanding at September 30, 2007 was USD 456 000. The aggregate intrinsic value of share options exercisable at September 30, 2007 was USD 455 000.

The following table shows the Idenix equity-based compensation expense:

	Nine months ended	Year ended
	September 30, 2007	December 31, 2006
	USD millions	USD millions
Total equity-based compensation expense	7	9

The assumptions used for the Black-Scholes method are as follows:

	Nine months ended	Year ended
	September 30, 2007	December 31, 2006
Expected dividend yield	0%	0%
Risk-free interest rate	4.77%	4.78%
Expected option term (in years)	5.05	5.0
Expected volatility	56.9%	63%

No dividend yield was assumed as Idenix does not pay dividends on its common stock. The risk-free interest rate is based on the yield of U.S. Treasury securities consistent with the expected life of the option. The expected option term and expected volatility were determined by examining the expected terms and expected volatilities of similarly sized biotechnology companies as well as the expected option term and expected volatility of Idenix stock.

Equity-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods as options vest, if actual forfeitures differ from those estimates. Because substantially all of the Idenix share option grants vest monthly, equity-based associate compensation expense includes the actual impact of forfeitures.

28. Related Parties

Roche/Genentech

Novartis has two agreements with Genentech, Inc., USA, a subsidiary of Roche Holdings AG (Roche) which is indirectly included in the consolidated financial statements using equity accounting as Novartis holds 33.3% of the outstanding voting shares of Roche.

Novartis Ophthalmics, part of the Novartis Pharmaceuticals Division, has licensed the exclusive rights to develop and market Lucentis outside the US for indications related to diseases of the eye. As part of this agreement, Novartis paid Genentech an initial milestone and reimbursement fee and shared the cost for the subsequent development by making additional milestone payments upon the achievement of certain clinical development points and product approval. Novartis also pays royalties on the net sales of Lucentis products outside the US. Lucentis sales of USD 393 million (2006: USD 19 million) have been recognized by Novartis.

In February 2004, Novartis Pharma AG, Genentech, Inc., and Tanox, Inc., finalized a three-party collaboration to govern the development and commercialization of certain anti-IgE antibodies including Xolair and TNX-901. Under this agreement, all three parties co-developed Xolair in the US. On August 2, 2007, Genentech, Inc. completed the acquisition of Tanox, Inc. and has taken over its rights and obligations. The Novartis shares held in Tanox were sold to Genentech and realized a gain of USD 117 million. Novartis and Genentech are co-promoting Xolair in the US where Genentech records all sales.

Novartis markets the product and records all sales and related costs in Europe as well as co-promotion costs in the US. Genentech and Novartis share the resulting profits from sales in the US, Europe and some East Asia countries, according to agreed profit-sharing percentages.

The net cash inflow from the two agreements described above was USD 4 million in 2007 (2006: net cash inflow of USD 116 million). Novartis recognized total sales of Xolair of USD 140 million (2006: USD 102 million) including sales to Genentech for the US market.

Executive Officer and Director Compensation

In 2007, there were 11 (2006: 8) Executive Committee members (“Executive Officers”), including those who retired or terminated their employment.

The total compensation for members of the Executive Committee and the 10 (2006: 11) Non-Executive Directors using IFRS 2 rules for accounting for equity-based compensation was as follows:

	Executive Officers		Non-Executive Directors		Total
	2007	2006	2007	2006	2007	2006
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions
Short-term benefits	12.6	10.0	4.8	5.2	17.4	15.2
Post-employment benefits	6.3	6.0			6.3	6.0
Termination benefits	1.3				1.3
Equity-based compensation (1)	75.7	64.3			75.7	64.3
Total	95.9	80.3	4.8	5.2	100.7	85.5

(1)      If the transitional rules of IFRS 2 of only using grants after November 7, 2002 had not been used, the fair value of equity-based compensation in 2007 would have been USD 0.2 million higher (2006: USD 1.5 million)

The annual incentive award, which is fully included in equity-based compensation, is granted in January in the year following the reporting period.

29. Commitments and Contingencies

Leasing Commitments

2007
USD millions
Commitments arising from fixed-term operational leases in effect at December 31 are as follows:

2008	301
2009	232
2010	164
2011	108
2012	93
Thereafter	301
Total	1 199
Expense of current year	350

Research & Development Commitments

The Group has entered into long-term research agreements with various institutions which provide for potential milestone payments and other payments by Novartis which may be capitalized. As of December 31, 2007 the Group’s commitments to make payments under those agreements were as follows:

		Potential
	Unconditional	milestone
	commitments	payments	Total
	2007	2007	2007
	USD millions	USD millions	USD millions
2008	19	303	322
2009	13	519	532
2010	13	379	392
2011	9	569	578
2012	5	704	709
Thereafter	3	704	707
Total	62	3 178	3 240

Other Commitments

The Novartis Group entered into various purchase commitments for services and materials as well as for equipment in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations.

Contingencies

Group companies have to observe the laws, government orders and regulations of the country in which they operate.

The Group’s potential environmental liability is assessed based on a risk assessment and investigation of the various sites identified by the Group as at risk for environmental exposure. The Group’s future remediation expenses are affected by a number of uncertainties. These uncertainties include, but are not limited to, the method and extent of remediation, the percentage of material attributable to the Group at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties.

A number of Group companies are currently involved in administrative proceedings, litigations and investigations arising out of the normal conduct of their business. These litigations include certain legal and product liability claims. Whilst provisions have been made for probable losses that management deems to be reasonable or appropriate there are uncertainties connected with these estimates. Note 19 contains a more extensive discussion of these matters.

In the opinion of management, however, the outcome of these actions will not materially affect the Group’s financial position but could be material to the results of operations or cash flow in a given period.

30.    Principal Currency Translation Rates

			2007 USD	2006 USD
Year end exchange rates used for the consolidated balance sheets:	1	CHF	0.881	0.819
	1	EUR	1.465	1.317
	1	GBP	1.996	1.965
	100	JPY	0.884	0.841

			2007 USD	2006 USD
Average of the monthly exchange rates during the year used for the consolidated income and cash flow statements:	1	CHF	0.834	0.798
	1	EUR	1.371	1.256
	1	GBP	2.002	1.842
	100	JPY	0.850	0.860

31.              Events Subsequent to the December 31, 2007 Balance Sheet Date

The 2007 consolidated financial statements of the Novartis Group were approved by the Novartis AG Board of Directors on January 16, 2008. On January 10, 2008 the Board proposed a dividend of CHF 1.60 per share to be approved at the Annual General Meeting. If approved, total dividend payments would amount to approximately USD 3.2 billion.

32. Principal Group Subsidiaries and Associated Companies      As at December 31, 2007

	Share/paid-in		Equity
	capital(1)		interest %	Activities
Argentina
Novartis Argentina S.A., Buenos Aires	ARS	61.3 m	100		◆
Sandoz S.A., Buenos Aires	ARS	11.8 m	100		◆	▼
Australia
Novartis Australia Pty Ltd., North Ryde, NSW	AUD	11.0 m	100	■
Novartis Pharmaceuticals Australia Pty Ltd., North Ryde, NSW	AUD	3.8 m	100		◆		▲
Sandoz Pty Ltd., North Ryde, NSW	AUD	11.6 m	100		◆
Novartis Consumer Health Australasia Pty Ltd., Mulgrave, Victoria	AUD	7.6 m	100		◆	▼
Novartis Animal Health Australasia Pty Ltd., North Ryde, NSW	AUD	3.0 m	100		◆		▲
Austria
Novartis Pharma GmbH, Vienna	EUR	1.1 m	100		◆
Sandoz GmbH, Kundl	EUR	32.7 m	100	■	◆	▼	▲
Novartis Animal Health GmbH, Kundl	EUR	37 000	100		◆
Bangladesh
Novartis (Bangladesh) Limited, Dhaka	BDT	162.5 m	60		◆	▼
Belgium
N.V. Novartis Management Services S.A., Vilvoorde	EUR	7.5 m	100	■
N.V. Novartis Pharma S.A., Vilvoorde	EUR	7.1 m	100		◆
N.V. Sandoz S.A., Vilvoorde	EUR	4.2 m	100		◆
N.V. Novartis Consumer Health S.A., Vilvoorde	EUR	4.3 m	100		◆
N.V. CIBA Vision Benelux S.A., Mechelen	EUR	62 000	100		◆
Bermuda
Triangle International Reinsurance Ltd., Hamilton	CHF	1.0 m	100	■
Novartis Securities Investment Ltd., Hamilton	CHF	30 000	100	■
Novartis International Pharmaceutical Ltd., Hamilton	CHF	10.0 m	100	■	◆	▼	▲
Brazil
Novartis Biociências S.A., São Paulo	BRL	255.8 m	100		◆	▼
Sandoz do Brasil Indústria Farmacêutica Ltda., Cambé	BRL	189.9 m	100		◆	▼	▲
Novartis Saúde Animal Ltda., São Paulo	BRL	50.7 m	100		◆	▼
Canada
Novartis Pharmaceuticals Canada Inc., Dorval/Montreal	CAD	0(2)	100		◆		▲
Sandoz Canada Inc., Boucherville, Quebec	CAD	76.8 m	100		◆	▼	▲
Novartis Consumer Health Canada Inc., Mississauga, Ontario	CAD	2	100		◆
CIBA Vision Canada Inc., Mississauga, Ontario	CAD	1	100		◆	▼
Novartis Animal Health Canada Inc., Ontario	CAD	2	100		◆		▲
Chile
Novartis Chile S.A., Santiago de Chile	CLP	2.0 bn	100		◆
China
Beijing Novartis Pharma Co., Ltd., Beijing	CNY	132.1 m	100		◆	▼
Novartis Pharmaceuticals (HK) Limited, Hong Kong	HKD	200	100		◆
Shanghai Novartis Trading Ltd., Shanghai	CNY	20.3 m	100		◆
Colombia
Novartis de Colombia S.A., Santafé de Bogotá	COP	7.9 bn	100		◆	▼
Croatia
Lek Zagreb d.o.o., Zagreb	HRK	25.6 m	100		◆
Czech Republic
Novartis s.r.o., Prague	CZK	51.5 m	100		◆
Sandoz s.r.o., Prague	CZK	44.7 m	100		◆
Denmark
Novartis Healthcare A/S, Copenhagen	DKK	14.0 m	100		◆
Sandoz A/S, Odense	DKK	8.0 m	100		◆
Ecuador
Novartis Ecuador S.A., Quito	USD	4.0 m	100		◆
Egypt
Novartis Pharma S.A.E., Cairo	EGP	33.8 m	99			▼
Novartis Egypt (Healthcare) S.A.E., Cairo	EGP	250 000	96		◆
Finland
Novartis Finland Oy, Espoo	EUR	459 000	100		◆
France
Novartis Groupe France S.A., Rueil-Malmaison	EUR	103.0 m	100	■
Novartis Pharma S.A.S., Rueil-Malmaison	EUR	43.4 m	100		◆	▼	▲
Sandoz S.A.S., Levallois-Perret	EUR	2.6 m	100		◆
Novartis Santé Familiale S.A.S., Rueil-Malmaison	EUR	21.9 m	100		◆	▼
Novartis Santé Animale S.A.S., Rueil-Malmaison	EUR	900 000	100		◆	▼
CIBA Vision S.A.S., Blagnac	EUR	1.8 m	100		◆
Germany
Novartis Deutschland GmbH, Wehr	EUR	155.5 m	100	■
Novartis Pharma GmbH, Nuremberg	EUR	25.6 m	100		◆		▲
Novartis Pharma Produktions GmbH, Wehr	EUR	2.0 m	100			▼
Jenahexal Pharma GmbH, Jena	EUR	260 000	100		◆	▼	▲
Sandoz International GmbH, Holzkirchen	EUR	100 000	100	■
Sandoz Pharmaceuticals GmbH, Ismaning	EUR	5.1 m	100		◆	▼
Sandoz Industrial Products GmbH, Frankfurt a. M.	EUR	2.6 m	100		◆	▼
Hexal Aktiengesellschaft, Holzkirchen	EUR	93.7 m	100	■	◆	▼
Salutas Pharma GmbH, Barleben	EUR	42.0m	100		◆	▼
1 A Pharma GmbH, Oberhaching	EUR	26 000	100		◆
Novartis Vaccines and Diagnostics GmbH & Co KG, Marburg	EUR	5.0 m	100		◆	▼	▲
Novartis Consumer Health GmbH, Munich	EUR	14.6 m	100		◆	▼	▲
Novartis Tiergesundheit GmbH, Munich	EUR	256 000	100		◆
CIBA Vision Vertriebs GmbH, Grossostheim	EUR	2.6 m	100		◆
CIBA Vision GmbH, Grosswallstadt	EUR	15.4 m	100		◆	▼	▲
Gibraltar
Novista Insurance Limited, Gibraltar	CHF	130.0 m	100	■
Great Britain
Novartis UK Limited, Frimley/Camberley	GBP	25.5 m	100	■
Novartis Pharmaceuticals UK Limited, Frimley/Camberley	GBP	5.4 m	100		◆	▼	▲
Novartis Grimsby Limited, Frimley/Camberley	GBP	230 m	100			▼
Sandoz Limited, Bordon	GBP	2.0 m	100		◆
Novartis Consumer Health UK Limited, Horsham	GBP	25 000	100		◆	▼
Novartis Animal Health UK Limited, Frimley/Camberley	GBP	100 000	100		◆		▲
Vericore Limited, Royston	GBP	2	100		◆	▼
CIBA Vision (UK) Limited, Southampton	GBP	550 000	100		◆
Novartis Vaccines and Diagnostics Limited, Frimley/Camberley	GBP	100	100			▼
Greece
Novartis (Hellas) S.A.C.I., Athens	EUR	14.6 m	100		◆
Hungary
Novartis Hungary Healthcare Limited Liability Company, Budapest	HUF	545.6 m	100		◆
Sandoz Hungary Limited Liability Company, Budapest	HUF	420.0 m	100		◆
India
Novartis India Limited, Mumbai	INR	159.8 m	51		◆	▼
Sandoz Private Limited, Mumbai	INR	32.0 m	100		◆	▼
Indonesia
PT Novartis Indonesia, Jakarta	IDR	7.7 bn	100		◆	▼
PT CIBA Vision Batam, Batam	IDR	11.9 bn	100			▼
Ireland
Novartis Ireland Limited, Dublin	EUR	25 000	100		◆
Novartis Ringaskiddy Limited, Ringaskiddy, County Cork	EUR	2.0 m	100			▼
Chiron Healthcare Ireland Limited, Ringaskiddy, Country Cork	EUR	2	100		◆
Italy
Novartis Farma S.p.A., Origgio	EUR	18.2 m	100	■	◆	▼	▲
Sandoz S.p.A., Origgio	EUR	390 000	100		◆
Sandoz Industrial Products S.p.A., Rovereto	EUR	2.6 m	100			▼
Novartis Vaccines and Diagnostics S.r.l., Siena	EUR	41.5 m	100		◆	▼	▲
Novartis Consumer Health S.p.A., Origgio	EUR	2.9 m	100		◆
CIBA Vision S.r.l., Marcon	EUR	2.4 m	100		◆
Japan
Novartis Holding Japan K.K., Tokyo	JPY	10.0 m	100	■
Novartis Pharma K.K., Tokyo	JPY	6.0 bn	100		◆		▲
Novartis Animal Health K.K., Tokyo	JPY	50.0 m	100		◆		▲
Ciba-Geigy Japan Limited, Tokyo	JPY	3.8 bn	100			▼

	Share/paid-in		Equity
	capital(1)		interest %		Activities
Japan (continued)
Sandoz K.K., Tokyo	JPY	100.05 m	100			◆	▼	▲
CIBA Vision K.K., Tokyo	JPY	495.0 m	100			◆
Liechtenstein
Novista Insurance Aktiengesellschaft, Vaduz	CHF	5.0 m	100		■
Luxembourg
Novartis Investments S.à r.l., Luxembourg	USD	2.6 bn	100		■
Malaysia
Novartis Corporation (Malaysia) Sdn. Bhd., Kuala Lumpur	MYR	3.3 m	100			◆
Mexico
Novartis Farmacéutica, S.A. de C.V., Mexico City	MXN	205.0 m	100			◆	▼
Netherlands
Novartis Netherlands B.V., Arnhem	EUR	1.4 m	100		■
Novartis Pharma B.V., Arnhem	EUR	4.5 m	100			◆
Sandoz B.V., Almere	EUR	907 570	100			◆	▼
Novartis Consumer Health B.V., Breda	EUR	23 830	100			◆	▼
New Zealand
Novartis New Zealand Ltd., Auckland	NZD	820 000	100			◆
Norway
Novartis Norge AS, Oslo	NOK	1.5 m	100			◆
Pakistan
Novartis Pharma (Pakistan) Limited, Karachi	PKR	24.8 m	98			◆	▼
Panama
Novartis Pharma (Logistics), Inc., Panama	USD	10 000	100			◆
Philippines
Novartis Healthcare Philippines, Inc., Makati/Manila	PHP	298.8 m	100			◆
Poland
Novartis Poland Sp. z o.o., Warsaw	PLN	44.2 m	100			◆
Lek S.A., Strykow	PLN	2.6 m	100			◆	▼
Portugal
Novartis Portugal SGPS Lda., Sintra	EUR	500 000	100		■
Novartis Farma — Produtos Farmacêuticos S.A., Sintra	EUR	2.4 m	100			◆
Novartis Consumer Health — Produtos Farmacêuticos e Nutrição Lda., Lisbon	EUR	100 000	100			◆
Puerto Rico
Ex-Lax, Inc., Humacao	USD	10 000	100				▼
CIBA Vision Puerto Rico, Inc., Cidra	USD	1 000	100				▼
Romania
Sandoz S.R.L., Targu-Mures	RON	19.3 m	100			◆	▼
Russian Federation
Novartis Pharma ZAO, Moscow	RUR	17.5 m	100			◆
Novartis Pharma LLC, Moscow	RUR	20.0 m	100			◆
Novartis Consumer Health LLC, Moscow	RUR	60.0 m	100			◆
ZAO Lek, Moscow	RUR	57.4 m	100			◆
Singapore
Novartis Institute for Tropical Diseases Pte Ltd., Singapore	SGD	2 004	100					▲
Ciba Vision Asian Manufacturing and Logistics Pte Ltd, Singapore	SGD	1.04 m	100				▼
Slovenia
Lek Pharmaceuticals d.d., Ljubljana	EUR	48.4 m	100		■	◆	▼	▲
Sandoz Pharmaceuticals d.d., Ljubljana	EUR	1.461 m	100			◆
South Africa
Novartis South Africa (Pty) Ltd., Spartan/Johannesburg	ZAR	86.4 m	100			◆	▼
Sandoz South Africa (Pty) Ltd, Kempton Park	ZAR	3.0 m	100			◆	▼
South Korea
Novartis Korea Ltd., Seoul	KRW	24.5 bn	99			◆
Spain
Novartis Farmacéutica, S.A., Barcelona	EUR	63.0 m	100		■	◆	▼
Sandoz Farmacéutica, S.A., Barcelona	EUR	270 450	100			◆
Sandoz Industrial Products, S.A., Les Franqueses del Vallés/Barcelona	EUR	9.3 m	100			◆	▼	▲
Novartis Consumer Health, S.A., Barcelona	EUR	876 919	100			◆
CIBA Vision, S.A., Barcelona	EUR	1.4 m	100			◆
Sweden
Novartis Sverige Participations AB, Täby/Stockholm	SEK	1.0 m	100		■
Novartis Sverige AB, Täby/Stockholm	SEK	5.0 m	100			◆
CIBA Vision Nordic AB, Askim/Göteborg	SEK	2.5 m	100			◆
Switzerland
Novartis International AG, Basel	CHF	10.0 m	100		■
Novartis Holding AG, Basel	CHF	100.2 m	100		■
Novartis Research Foundation, Basel	CHF	29.3 m	100					▲
Novartis Foundation for Management Development, Basel	CHF	100 000	100		■
Novartis Foundation for Employee Participation, Basel	CHF	100 000	100		■
Roche Holding AG, Basel	CHF	160.0 m	33	(3)	■	◆	▼	▲
Novartis Pharma AG, Basel	CHF	350.0 m	100		■	◆	▼	▲
Novartis Pharma Services AG, Basel	CHF	20.0 m	100			◆
Novartis Pharma Schweizerhalle AG, Schweizerhalle	CHF	18.9 m	100				▼
Novartis Pharma Stein AG, Stein	CHF	251 000	100				▼	▲
Novartis Pharma Schweiz AG, Bern	CHF	5.0 m	100			◆
Sandoz AG, Basel	CHF	5.0 m	100			◆		▲
Sandoz Pharmaceuticals AG, Steinhausen	CHF	100 000	100			◆
Novartis Consumer Health S.A., Nyon	CHF	30.0 m	100		■	◆	▼	▲
Novartis Consumer Health Schweiz AG, Bern	CHF	250 000	100			◆
Novartis Animal Health AG, Basel	CHF	101 000	100		■	◆	▼	▲
Novartis Centre de Recherche Santé Animale S.A., St.Aubin	CHF	250 000	100					▲
CIBA Vision AG, Embrach	CHF	300 000	100		■	◆
Taiwan
Novartis (Taiwan) Co., Ltd., Taipei	TWD	170.0 m	100			◆	▼
Thailand
Novartis (Thailand) Limited, Bangkok	THB	230.0 m	100			◆
Turkey
Novartis Saglik, Gida ve Tarim Ürünleri Sanayi ve Ticaret A.S., Istanbul	TRY	98.0 m	100			◆	▼
Sandoz Ilaç Sanayi ve Ticaret A.S., Gebze-Kocaeli	TRY	31.7 m	100			◆	▼
USA
Novartis Corporation, Florham Park, NJ	USD	72.2 m	100		■
Novartis Finance Corporation, New York, NY	USD	1.7 bn	100		■
Novartis Pharmaceuticals Corporation, East Hanover, NJ	USD	5.2 m	100			◆	▼	▲
Novartis Institutes for BioMedical Research, Inc., Cambridge, MA	USD	21 000	100					▲
Novartis Institute for Functional Genomics, Inc., San Diego, CA	USD	1 000	100					▲
Novartis Vaccines and Diagnostics, Inc., Emeryville, CA	USD	3	100		■	◆	▼	▲
Idenix Pharmaceuticals, Inc., Cambridge, MA	USD	56 166	56					▲
Sandoz Inc., Princeton, NJ	USD	25 000	100			◆	▼	▲
Lek Pharmaceuticals, Inc., Wilson, NC	USD	200 000	100			◆
Eon Labs, Inc., Lake Success, NY	USD	1	100			◆	▼
Novartis Consumer Health, Inc., Parsippany, NJ	USD	0 (2)	100			◆	▼	▲
Novartis Animal Health US, Inc., Greensboro, NC	USD	100	100			◆	▼	▲
CIBA Vision Corporation, Duluth, GA	USD	301.3 m	100		■	◆	▼	▲
Venezuela
Novartis de Venezuela, S.A., Caracas	VEB	1.4 bn	100			◆

In addition, the Group is represented by subsidiaries, associated companies or joint ventures in the following countries: Algeria, Cayman Islands, Costa Rica, Dominican Republic, Guatemala, the former Yugoslav Republic of Macedonia, Morocco, Peru and Uruguay.

Equity interest %            — above 50% and up to 100% of the voting rights — fully consolidated
                                                                                                        — above 20% and up to 50% of the voting rights — investment in associated company — equity method accounting

(1)          Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

(2)          Shares without par value

(3)          33% of voting rights, however due to non-voting equity instruments only 6.3% of total net income and equity is attributable to Novartis

m = million; bn = billion

The following describe the various types of entities within the Group:

■              Holding/Finance: This entity is a holding company and/or performs finance functions for the Group.

◆           Sales: This entity performs sales and marketing activities for the Group.

▼           Production: This entity performs manufacturing and/or production activities for the Group.

▲           Research: This entity performs research and development activities for the Group.

33. Board and Executive Compensation Disclosures as Required by Swiss Law

The Group’s consolidated financial statements have been pre-pared in accordance with IFRS. This note has been prepared in accordance with the requirements of the Swiss law for companies, the Swiss Code of Obligations (SCO), and differs in certain significant respects from compensation disclosures in note 28, mainly due to different valuation and expense recognition rules being applied.

33.1) Executive Committee Compensation

General Principles

The compensation policies, performance management process and incentive plans described above apply equally to members of the Executive Committee, including the Chairman and Chief Executive Officer.

Decisions concerning the compensation of Executive Committee members are based on an evaluation of the individual performance of the member as well as on the performance of their respective business area or function. The Compensation Committee considers the achievement of both short-term and long-term performance targets, including net sales growth, economic value creation (operating and net income, earnings per share and economic value added) and market share growth as well as ongoing efforts to optimize organizational effectiveness and productivity.

Disclosure Principles for Executive Committee Compensation

The table below discloses the compensation granted to members of the Executive Committee for 2007. The following paragraphs describe the principles underlying the data in the table.

Alignment of Reporting and Performance

The table synchronizes the reporting of annual compensation with the performance in that specific year, i.e. all amounts awarded for performance in 2007 are included in full.

Valuation Principles

Shares and share options under the compensation plans are generally granted with a vesting (1) period. In addition, associates in Switzerland, including members of the Executive Committee, may irrevocably block (2) shares received under any compensation plan for up to 10 years.

(1)          Vesting refers to the waiting period under an equity-based incentive plan that must expire before the associate becomes irrevocably entitled to the shares or share options involved. If an associate leaves before the end of the vesting period for reasons other than retirement, disability or death, the associate will generally forfeit his or her rights to unvested shares or share options.

(2)          Blocking refers to the ability of associates in Switzerland to irrevocably commit not to sell their shares for a period of up to ten years from the date of grant. Novartis encourages associates to block their shares because doing so aligns the associates’ interests with those of shareholders.

The Compensation Committee believes that such restrictions affect the value of the shares and share options.

The Swiss Federal Tax Administration, in its Kreisschreiben Nr. 5, provides for a methodology pursuant to which unvested or blocked shares or share options shall be valued with a discount for each year they are unvested or blocked. In addition, for the valuation of share options, the Swiss Tax Authorities apply — in a standing practice for Novartis (since 1997) — an option valuation model based on Black-Scholes reflecting Novartis dividend assumptions.

In the Compensation Committee’s view, this is the appropriate methodology to report the economic value of shares and share options for executive compensation under Swiss law because, unlike IFRS, it takes into account that executives may only dispose of their shares or options following the expiry of the relevant vesting or blocking period. The application of this methodology to determine the value of the shares and share options granted for the year 2007 is explained in footnote 9 to the table below.

See note 28 to the Group’s consolidated financial statements for information on executive and director compensation as calculated under IFRS.

Loans and Other Payments to Members of the Executive Committee

Loans to Members of the Executive Committee

No loans were granted to current or former members of the Executive Committee during 2007. No such loans were outstanding as of December 31, 2007.

Other Payments to Members of the Executive Committee

During 2007, no payments (or waivers of claims) other than those set out in the Executive Compensation table above were made to current members of the Executive Committee or to “persons closely linked” (3) to them.

(3)          “Persons closely linked” are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary.

Payments to Former Members of the Executive Committee

During 2007, no payments (or waivers of claims) were made to former members of the Executive Committee or to “persons closely linked” (3) to them.

Executive Committee Compensation for 2007 (1)

		Base Compensation	Variable Compensation					Other Compensation			Total		Total
													Including
							Long-Term	Special				Future	Future
							Performance	Share	Pension			LSSP (10)	LSSP (11),(12)
			Bonus		Equity Plan “Select”		Plan	Awards	Benefits	Other		Match	Match
		Cash	Cash	Shares	Shares	Options	Shares	Shares				Shares
Name	Currency	(amount)	(amount)	(number) (2)	(number) (3)	(number) (4)	(number) (5)	(number) (6)	(amount) (7)	(amount) (8)	(amount) (9)	(number)	(amount)
Daniel Vasella
(Chairman and Chief Executive Officer)	CHF	3 000 000	0	70 258	0	1 290 631	45 300	53 996	150 970	166 630	14 524 233	70 258	17 037 002
Urs Baerlocher
(retired August 31, 2007)	CHF	560 000	0	9 444	18 887	0	5 766	0	61 292	0	1 835 054	0	1 835 054
Raymund Breu	CHF	1 098 504	0	17 221	0	421 798	8 329	0	98 361	0	3 747 235	17 221	4 207 486
Juergen Brokatzky-Geiger	CHF	630 920	0	8 903	0	109 016	4 783	0	185 628	12 823	1 984 822	8 903	2 410 938
Paul Choffat
(retired May 11, 2007)	CHF	298 392	273 333	0	0	0	0	14 307	60 393	2 594 732	4 226 909	0	4 226 909
Thomas Ebeling	CHF	1 130 004	440 800	0	17 203	105 335	12 798	0	153 115	98 339	3 665 933	0	3 665 933
Mark C. Fishman (13)	USD	925 000	15 458	13 372	34 097	184 870	8 763	0	160 834	106 509	4 689 956	13 372	5 269 114
Joseph Jimenez
(joined April 16, 2007)	CHF	587 503	246 750	3 853	0	157 266	4 531	0	193 907	348 226	2 414 659	3 853	2 599 072
Joerg Reinhardt	CHF	915 004	0	17 237	57 456	0	6 947	10 000	166 206	29 522	5 080 767	17 237	5 697 247
Andreas Rummelt	CHF	906 674	0	14 066	46 886	0	6 871	0	169 552	10 257	4 872 511	14 066	5 545 738
Thomas Wellauer	CHF	616 670	0	8 712	0	106 693	4 682	0	167 864	8 880	1 848 447	8 712	2 265 421
Total (13)	CHF	10 853 488	979 430	163 066	174 529	2 375 609	108 770	78 303	1 600 256	3 397 199	49 827 590	153 622	55 812 695

(1)	Does not include reimbursement for travel and other necessary business expenses incurred in the performance of their services as these are not considered compensation.

(2)

Participants elected to invest some or all of the value of their bonuses in the five-year Leveraged Share Savings Plan (LSSP) rather than to receive cash or to invest in the Swiss three-year Employee Share Ownership Plan (ESOP; if eligible). Daniel Vasella, Raymund Breu and Joerg Reinhardt have voluntarily and irrevocably extended the five-year blocking period of these shares to ten years; Urs Baerlocher has blocked his bonus award in unrestricted shares for ten years.

(3)

Thomas Ebeling has voluntarily and irrevocably blocked these shares (including the two-year vesting period) for ten years and Joerg Reinhardt for five years; Urs Baerlocher has blocked his “Select” share award for ten years.

(4)

Novartis employee share options are tradable. Options granted under the Novartis Equity Plan “Select” outside North America will expire on January 10, 2018, have a two-year vesting period in Switzerland (three years in other countries) and have an exercise price of CHF 64.05 per share (the closing price of Novartis shares on the grant date of January 11, 2008). Options on ADSs granted to participants in North America will expire on January 10, 2018, have a three-year vesting period and an exercise price of USD 57.96 per ADS (the closing price of Novartis ADSs on the grant date of January 11, 2008).

(5)

Awarded under the Long-Term Performance Plan based on the achievement of Economic Value Added (EVA) objectives over the performance period ended December 31, 2007. Daniel Vasella, Urs Baerlocher, Raymund Breu and Joerg Reinhardt have voluntarily and irrevocably blocked these shares for ten years, Thomas Wellauer for five years and Joseph Jimenez for three years.

(6)

Consists of unrestricted share awards to Daniel Vasella and Paul Choffat, and a restricted share award to Joerg Reinhardt with a five-year cliff vesting period. Daniel Vasella and Joerg Reinhardt have voluntarily and irrevocably blocked these shares for ten years.

(7)	Service costs of pension and post-retirement healthcare benefits accumulated in 2007, and employer contributions to defined contribution pension plans in 2007.

(8)	Includes perquisites and other compensation paid during the year; does not include cost allowances and tax-equalization payments regarding the international assignment of Joerg Reinhardt.

(9)

Values of shares granted are discounted by 6% per year depending on the length of the combined vesting and blocking period. For example, the value of a share award subject to a two-year vesting/blocking period calculated in accordance with the described methodology equals 89% of its market value at the grant date. The value of a share award with a combined vesting/blocking period of ten years equals 55.839% of its market value at the grant date.

The closing share price on the grant date (January 11, 2008) was CHF 64.05 per Novartis share and USD 57.96 per ADS.

The values of share options granted are reported based on the valuation principles contained in a tax ruling from the Swiss tax authorities, reflecting the principles as disclosed in the aforementioned Kreisschreiben Nr. 5. According to this methodology, tradable share options under the Equity Plan “Select” with a vesting period of two years have a value of CHF 3.88 per option at grant. The corresponding value for share options on ADSs with a vesting period of three years is USD 3.98 per option.

(10)

Reflects shares to be awarded in the future if the associate remains with the Group. The members of the Executive Committee were invited to invest their bonus awards for 2007 in the leveraged share saving plans — either the three-year Swiss Employee Share Ownership Plan (ESOP) or the five-year Leveraged Share Savings Plan (LSSP) — to further align their interest with those of the shareholders. Under the plan rules, participants will receive additional shares (“matching shares”) after the expiration of either the three- or five-year vesting period. Under the five-year LSSP plan, each share invested entitles the participant to receive one matching share. Under the three-year ESOP plan, for every two shares invested, the participant receives one matching share. If a participant leaves prior to the expiration of the vesting period, in general no matching shares will be awarded. Raymund Breu has voluntarily and irrevocably blocked these matching shares for 15 years (including the five-year vesting period); Daniel Vasella and Joerg Reinhardt have voluntarily and irrevocably blocked these matching shares for ten years (including the five-year vesting period).

(11)

The values of shares and options reflected in this column have been calculated using the valuation methodology described in footnote 9. Regarding the valuation of matching shares (please see footnote 10) the following applies: If a member of the Executive Committee has chosen to irrevocably block the shares to be received in the future under the five-year Leveraged Share Savings Plan for an additional 10 years, (leading to a combined vesting/blocking period of 15 years), then the value of the matching shares reflected in the table will be 41.727% of the share price on the grant date. The closing share price on the grant date (January 11, 2008) was CHF 64.05 per Novartis share and USD 57.96 per ADS.

(12)	All amounts are gross amounts (i. e. including social security due by the employee). The employer’s share of social security contributions is not included.

(13)	Amounts in USD for Mark Fishman were converted at a rate of CHF 1.199802 = USD 1.00, which is the same average foreign exchange rate used in the Group’s consolidated financial statements.

33. Board and Executive Compensation Disclosures as Required by Swiss Law (continued)

33.2) Non-Executive Director Compensation

General Principles

Based on a proposal made by the Compensation Committee, the Board determines the compensation of Non-Executive Directors. They receive an annual fee in an amount that varies with the responsibilities of each Director. They do not receive additional fees for attending meetings or acting as committee chairs.

Directors can choose to receive the annual fee in cash, shares or a combination. Directors cannot get share options.

Loans and Other Payments to Non-Executive Directors

Loans to Non-Executive Directors

No loans were granted to current or former Non-Executive Directors during 2007. No such loans were outstanding as of December 31, 2007.

Other Payments to Non-Executive Directors

During 2007, no payments (or waivers of claims) other than those set out in the Executive Compensation table above were made to current Non-Executive Directors or to “persons closely linked” to them (see definition on page 238).

Payments to Former Non-Executive Directors

During 2007 no payments (or waivers of claims) were made to former Non-Executive Directors or to “persons closely linked” to them (see definition on page 238), except for CHF 63 192 that was paid to the Honorary Chairman.

Compensation to Non-Executive Directors in 2007 (1)

	Annual Cash	Shares	Total (2)
	Compensation (CHF)	(number)	CHF
Ulrich Lehner Vice Chairman Lead Director Chairman’s Committee (Member) Compensation Committee (Member) Audit and Compliance Committee (Chair) Corporate Governance and Nomination Committee (Member)	656 250	5 405	1 050 005
Hans-Joerg Rudloff Vice Chairman Chairman’s Committee (Member) Compensation Committee (Chair), Audit and Compliance Committee (Member) Corporate Governance and Nomination Committee (Member)	789 890	0	789 890
Peter Burckhardt Audit and Compliance Committee (Member)	16 875	6 178	334 155
Srikant Datar Audit and Compliance Committee (Member)	264 375	2 549	450 070
William W. George Chairman’s Committee (Member) Compensation Committee (Member) Corporate Governance and Nomination Committee (Chair)	150 050	6 177	600 045
Alexandre F. Jetzer (3)	10 396	4 805	205 858
Pierre Landolt Corporate Governance and Nomination Committee (Member)	128 401	4 036	422 424
Andreas von Planta Audit and Compliance Committee (Member)	323 045	2 060	435 188
Wendelin Wiedeking	112 493	3 532	369 800
Rolf M. Zinkernagel Corporate Governance and Nomination Committee (Member)	423 478	3 569	641 781
Total	2 875 253	38 311	5 299 216

(1)     Does not include reimbursement for travel and other necessary business expenses incurred in the performance of their services as these are not compensation.

(2)     A Non-Executive Director who is tax resident of Switzerland can voluntarily and irrevocably choose to block the shares. In 2007, Peter Burckhardt blocked his shares for six years, Alexandre F. Jetzer for ten years, Andreas von Planta for five years and Rolf M. Zinkernagel for three years. The value of the shares reflected in this table have been calculated using the valuation methodology described under Disclosure Principles for Executive Committee Compensation — Valuation Principles.

(3)  In addition, Alexandre F. Jetzer was paid CHF 300 000 for consulting services.

33.3) Ownership of Novartis Shares and Share Options by Executive Committee Members

Shares and Share Options Owned

The total number of vested and unvested Novartis shares (excluding unvested matching shares from leveraged share savings plans) and share options owned by members of the Executive Committee as of January 11, 2008 is shown in the tables.

As of January 11, 2008, no member of the Executive Committee together with “persons closely linked” to them (see definition on page 238) owned 1% or more of the outstanding shares of Novartis, either directly or through share options.

Shares Owned by Executive Committee Members

Number of Shares Owned (1)
Daniel Vasella	2 020 319
Raymund Breu	386 527
Juergen Brokatzky-Geiger	89 488
Thomas Ebeling	277 843
Mark C. Fishman	232 640
Joseph Jimenez	13 164
Joerg Reinhardt	355 965
Andreas Rummelt	233 257
Thomas Wellauer	33 252
Total	3 642 455

(1)  Includes holdings of “persons closely linked” to members of the Executive Committee (see definition on page 238).

Share Options Owned by Executive Committee Members

	Number of Share Options Owned (1)
	2008	2007	2006	2005	2004	Other	Total
Daniel Vasella	1 290 631	802 855	0	1 387 790	103 808	0	3 585 084
Raymund Breu	421 798	479 929	416 667	496 381	324 556	0	2 139 331
Juergen Brokatzky-Geiger	109 016	55 130	47 620	34 127	9 559	0	255 452
Thomas Ebeling	105 335	317 529	0	0	0	0	422 864
Mark C. Fishman	184 870	142 724	124 876	151 659	112 932	254 748	971 809
Joseph Jimenez	157 266	0	0	0	0	0	157 266
Joerg Reinhardt	0	158 787	105 687	0	48 933	0	313 407
Andreas Rummelt	0	0	0	0	0	0	0
Thomas Wellauer	106 693	0	0	0	0	0	106 693
Total	2 375 609	1 956 954	694 850	2 069 957	599 788	254 748	7 951 906

(1)  Share options disclosed for a specific year were granted under the Novartis Equity Plan “Select”. The column “Other” refers to options granted in 2003 or earlier, and to options bought by the members of the Executive Committee or “persons closely linked” to them on the market (see definition on page 238).

Terms of Options Granted to Members of the Executive Committee

The share options granted to the members of the Executive Committee under the share based compensation plans are exercisable for one share each (1:1). The terms of the options granted as from 2004 are:

	Exercise Price	Vesting (years)	Term
Grant Year	(CHF/USD)	(CH/US)	(years)
2008	64.05/57.96	2/3	10
2007	72.85/58.38	2/3	10
2006	71.30/54.70	2/3	10
2005	57.45/47.84	2/3	10
2004	57.45/46.09	2/3	10

33. Board and Executive Compensation Disclosures as Required by Swiss Law (continued)

33.4) Ownership of Novartis Shares and Share Options by Non-Executive Directors

Shares and Share Options Owned

The total number of vested and unvested shares and share options owned by Non-Executive Directors and persons closely linked to them as of January 11, 2008 is shown in the tables:

Number of Shares Owned (1)
Ulrich Lehner	22 193
Hans-Joerg Rudloff	109 791
Peter Burckhardt	19 052
Srikant Datar	11 952
William W. George	125 042
Alexandre F. Jetzer	75 335
Pierre Landolt	19 709
Andreas von Planta	104 238
Wendelin Wiedeking	19 118
Marjorie M. Yang	3 800
Rolf M. Zinkernagel	22 800
Total	533 030

(1)  Includes holdings of “persons closely linked” to Non-Executive Directors (see definition on page 238).

	Number of Share Options Owned
	Granted by Novartis in	Other Share Options
	2002 or earlier (1)	Acquired in the Market (2)	Total
Ulrich Lehner	0	0	0
Hans-Joerg Rudloff	24 570	0	24 570
Peter Burckhardt	0	0	0
Srikant Datar	10 000	0	10 000
William W. George	44 835	0	44 835
Alexandre F. Jetzer	32 214	0	32 214
Pierre Landolt	24 191	0	24 191
Andreas von Planta	0	0	0
Wendelin Wiedeking	0	0	0
Marjorie M. Yang	0	0	0
Rolf M. Zinkernagel	23 597	0	23 597
Total	159 407	0	159 407

(1)  The last year in which Novartis granted share options to Non-Executive Directors was in 2002. In 2002, Novartis granted 79 087 share options to Non-Executive Directors at an exercise price of CHF 62 and a term of 9 years.

(2)  Includes holdings of “persons closely linked” to Non-Executive Directors (see definition on page 238).

As of January 11, 2008, none of the Non-Executive Directors together with “persons closely linked” to them (see definition on page 238) owned 1% or more of outstanding shares of Novartis, either directly or through share options.

REPORT OF NOVARTIS MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and management of the Group are responsible for establishing and maintaining adequate internal control over financial reporting. The Novartis Group’s internal control system was designed to provide reasonable assurance to the Novartis Group’s management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Novartis Group management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2007, the Novartis Group’s internal control over financial reporting was effective based on those criteria.

PricewaterhouseCoopers AG, Switzerland, an independent registered public accounting firm, has issued an opinion on the effectiveness of the Group’s internal control over financial reporting which is included in this financial report on the following pages 244 and 245.

Daniel Vasella, M. D.	Raymund Breu, Ph. D.
Chairman & Chief Executive Officer	Chief Financial Officer

Basel, January 16, 2008

Novartis AG Financial Statements

REPORT OF THE GROUP AUDITORS ON THE NOVARTIS CONSOLIDATED FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

To the general meeting of Novartis AG, Basel

As auditors of the Group, we have audited the consolidated financial statements and the effectiveness of internal control over financial reporting of the Novartis Group for the year ended December 31, 2007. Our opinions, based on our integrated audit, are presented below.

Consolidated financial statements

As auditors of the Group, we have audited the consolidated financial statements of the Novartis Group for the year ended December 31, 2007 (comprising consolidated balance sheet, income statement, cash flow statement, statement of recognized income and expense, statement of changes in equity and notes), set out on pages 180 to 242.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

We conducted our audit in accordance with Swiss Auditing Standards, International Standards on Auditing and the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of consolidated financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Novartis Group, the results of its operations and its cash flows in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Internal control over financial reporting

We have also audited the effectiveness of the Novartis Group’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Novartis’ Board of Directors and management of the Group are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying “Report of Novartis Management on Internal Control over Financial Reporting” in this financial report on page 243. Our responsibility is to express an opinion on the effectiveness of the Novartis Group’s internal control over financial reporting based on our integrated audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the applicable accounting standards. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the applicable accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Novartis Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers AG

R. P. Muir	D. Suter
Auditor in Charge

Basel, January 16, 2008

FINANCIAL STATEMENTS OF NOVARTIS AG

INCOME STATEMENTS (for the years ended December 31, 2007 and 2006)

	2007	2006
	CHF millions	CHF millions
Income
Income from financial assets	7 728	10 574
Income from marketable securities, cash and short-term deposits	63	72
Gain from disposal of intangible assets	2 098	190
License fees from subsidiaries	926	935
Other income	13	3
Total income	10 828	11 774

Expenses
Financial expenses	-1 148	-699
Administrative expenses	-23	-21
Amortization of intangible assets	-22	-33
Other expenses	-6	-9
Taxes	-281	-130
Total expenses	-1 480	-892
Net income	9 348	10 882

PROPOSAL FOR THE APPROPRIATION OF AVAILABLE EARNINGS

	2007	2006
	CHF	CHF
Available unappropriated earnings
Balance brought forward	—	—
Net income of the year	9 347 882 830	10 881 681 969
Total available earnings	9 347 882 830	10 881 681 969
Appropriation
Payment of a dividend of CHF 1.60 (2006: CHF 1.35) gross on 2 456 229 984 (2006: 2 504 139 595) dividend bearing shares with a nominal value of CHF 0.50 each	-3 929 967 974	-3 380 588 453
Transfer to free reserves	-5 417 914 856	-7 501 093 516
Balance to be carried forward	—	—

BLANCE SHEETS (PRIOR TO PROFIT APPROPRIATION) (at December 31, 2007 and 2006)

		2007	2006
	Notes	CHF millions	CHF millions
Assets

Non-current assets
Intangible assets		218	278
Financial assets	3	21 388	27 488
Total non-current assets		21 606	27 766
Current assets
Receivables
— subsidiaries		11 120	3 869
— others		6	26
Marketable securities	4	5 357	265
Total current assets		16 483	4 160
Total assets		38 089	31 926

Equity and liabilities

Equity
Total share capital	5	1 365	1 365
Reserves
Legal reserves	6
— General reserve		320	320
— Reserve for treasury shares		11 669	7 470
Free reserves	7	14 232	10 930
Total reserves		26 221	18 720
Unappropriated earnings
Net income of the year		9 348	10 882
Total unappropriated earnings		9 348	10 882
Total equity		36 934	30 967
Liabilities
Provisions		537	526
Accounts payable and accrued liabilities
— subsidiaries		214	289
— others		404	144
Total liabilities		1 155	959
Total equity and liabilities		38 089	31 926

The notes form an integral part of these unconsolidated financial statements

NOTES TO THE FINANCIAL STATEMENTS OF NOVARTIS AG

1.            Introduction

The financial statements of Novartis AG comply with the requirements of the Swiss law for companies, the Code of Obligations (SCO).

2.            Accounting Policies

Exchange Rate Differences

Current assets denominated in foreign currencies are converted at year end exchange rates. Exchange differences arising from these as well as those from business transactions are recorded in the income statement.

Intangible Assets

These are capitalized and amortized over a period of between five to twenty years.

Financial Assets

These are valued at acquisition cost less adjustments for impairment of value.

Marketable Securities

These are valued at the lower of cost and market value.

Provisions

Provisions are made to cover general business risks of the Group.

3.            Financial Assets

Included in financial assets are CHF 10489 million (2006: CHF 11 700 million) of investments in subsidiaries and CHF 10 899 million (2006: CHF 15 788 million) of loans to subsidiaries and other related entities.

                        The principal direct and indirect subsidiaries and other holdings of Novartis AG are shown on pages 236 and 237.

4.            Marketable Securities

Included in marketable securities are treasury shares with a net book value of CHF 5 354 million (2006: CHF 262 million) (see 5 and 6 below).

5.            Share Capital

Number of shares
	Dec 31,	Movement	Dec 31,	Movement	Dec 31,
	2005	in year	2006	in year	2007
Total Novartis AG shares	2 739 171 000	-10 200 000	2 728 971 000		2 728 971 000
Treasury shares
Treasury shares held by Novartis AG	125 592 528	-13 483 063	112 109 465	81 226 535	193 336 000
Treasury shares held by subsidiaries	132 625 680	-7 877 561	124 748 119	-26 568 981	98 179 138
Total treasury shares	258 218 208	-21 360 624	236 857 584	54 657 554	291 515 138

The Novartis AG share capital consists of registered shares with a nominal value of CHF 0.50 each.

The total share capital decreased from CHF 1 369.6 million at December 31, 2005 to CHF 1 364.5 million at December 31, 2006 due to a share capital reduction as a result of the cancellation of 10.2 million shares with a nominal value of CHF 5.1 million that were previously repurchased. The cancellation was approved at the Annual General Meeting of February 28, 2006 and became effective on May 17, 2006.

Treasury share purchases totaled 91.8 million (2006: 0.5 million) with an average purchase price per share of CHF 65 (2006: CHF 68) and treasury share sales totaled 37.2 million (2006: 11.7 million) with an average sale price of CHF 65 (2006: CHF 70).

The number of treasury shares held by the Company and subsidiaries meet the definitions and requirements of Art. 659b SCO. Out of the 291 515 138 treasury shares held at December 31, 2007, 272 741 016 are non-dividend bearing with the balance held for share-based compensation and being dividend bearing. It should be noted that the Novartis Group’s consolidated financial statements comply with IFRS SIC Interpretation No. 12. This requires consolidation of entities which do not qualify as subsidiaries in the sense of Article 659b SCO.

6.            Legal Reserves

GENERAL RESERVE

	2007	2006
	CHF millions	CHF millions
January 1 and December 31	320	320

RESERVE FOR TREASURY SHARES HELD BY THE GROUP

	2007	2006
	CHF millions	CHF millions
January 1	7470	8653
Reduction in 2006 due to cancellation of treasury shares (CHF 586 million of repurchased shares less their nominal value of CHF 5 million)		-581
Transfer from/to free reserves	4199	-602
December 31	11669	7470

The general reserve must be at least 20% of the share capital of Novartis AG in order to comply with the SCO.

Novartis AG has met the legal requirements for legal reserves under Articles 659 et. seq. and 663b.10 SCO for the treasury shares detailed in note 5.

7.            Free Reserves

	2007	2006
	CHF millions	CHF millions
January 1	10930	6048
Transfer from unappropriated earnings	7501	4280
Transfer to reserve for treasury shares	-4199	602
December 31	14232	10930

8.            Contingent Liabilities

	Outstanding	Outstanding
	liabilities	liabilities
	Dec 31, 2007	Dec 31, 2006
	CHF millions	CHFmillions
Guarantees in favor of group companies to cover capital and interest of bonds and commercial paper program total maximum amount CHF 3 614 million (2006: CHF 5 502 million)	757	3125
Guarantees in favor of group companies, associated companies and others total maximum amount
CHF 2 417 million (2006: CHF 3 071 million)	1364	1809
Total	2121	4934

9.            Registration, Voting Restrictions and Major Shareholders

The Company’s Articles of Incorporation state that no person or entity shall be registered with the right to vote for more than 2% of the share capital as set forth in the Commercial Register. In particular cases the Board of Directors may allow exemptions from the limitation for registration in the share register.

As far as can be ascertained from the information available, shareholders owning 2% or more of the Company’s capital at December 31 are as follows:

	% holding of share capital	% holding of share capital
	December 31, 2007	December 31, 2006
Novartis Foundation for Employee Participation, Basel	3.6	2.8
Emasan AG, Basel	3.2	3.2

In addition:

•                    Mellon Bank, Everett, holds 2.3% (2006: 2%), Nortrust Nominees, London, holds 2.4% (2006: 2.7%) and JPMorgan Chase Bank, New York, holds 7.6% (2006: 7.6%) respectively, of the registered shares as nominees.

•                    JPMorgan Chase Bank, the depositary for the shares represented by American Depositary Shares, is registered with 12.4% (2006: 12.1%) of the share capital.

10.    Board and Executive Compensation Disclosures

The disclosures required by the SCO on Board and Executive compensation are shown on pages 238 to 242.

REPORT OF THE AUDITORS ON THE NOVARTIS AG FINANCIAL STATEMENTS

To the General Meeting of Novartis AG, Basel

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes), pages 246 to 250, of Novartis AG, Basel, for the year ended December 31, 2007.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the Company’s articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

R. P. Muir	G.Tritschler
Auditor in Charge

Basel, January 16, 2008

Photo References

ANNUAL REPORT PHOTOGRAPHY

Front cover	CENTRE DE SANTE COMMUNAUTAIRE;	22	SINTANALA HOSPITAL;
	CINZANA, MALI		JAKARTA, INDONESIA

Inside front cover	KOLLE HEALTH CENTER;	26	BINTARO INTERNATIONAL HOSPITAL;
	KOLLE VILLAGE, MALI		JAKARTA, INDONESIA

4	NOVARTIS INSTITUTES	27	BINTARO INTERNATIONAL HOSPITAL;
	FOR BIOMEDICAL RESEARCH;		JAKARTA, INDONESIA
	CAMBRIDGE, MASSACHUSETTS, USA

11	NOVARTIS VACCINES AND DIAGNOSTICS;	28	NOVARTIS INSTITUTES
	SIENA, ITALY		FOR BIOMEDICAL RESEARCH;
			CAMBRIDGE, MASSACHUSETTS, USA

12	BINTARO INTERNATIONAL HOSPITAL;	33	NOVARTIS INSTITUTES
	JAKARTA, INDONESIA		FOR BIOMEDICAL RESEARCH;
			BASEL, SWITZERLAND

13	TRADITIONAL HEALER;	36	NOVARTIS VACCINES AND DIAGNOSTICS;
	MOPTI, MALI		SIENA, ITALY

18	HOSPITAL ANGELES LOMAS;	40	NOVARTIS VACCINES AND DIAGNOSTICS;
	MEXICO CITY, MEXICO		SIENA, ITALY

41	CENTRE DE SANTE COMMUNAUTAIRE;	62	CENTRE DE SANTE COMMUNAUTAIRE;
	CINZANA, MALI		CINZANA, MALI

44	SANDOZ;	64	CENTRO DERMATOLOGICO;
	LJUBLJANA, SLOVENIA		MEXICO CITY, MEXICO

47	SANDOZ;	67	CENTRE DE SANTE COMMUNAUTAIRE;
	LJUBLJANA, SLOVENIA		CINZANA, MALI

50	NOVARTIS INSTITUTES	69	SINTANALA HOSPITAL;
	FOR BIOMEDICAL RESEARCH;		JAKARTA, INDONESIA
	CAMBRIDGE, MASSACHUSETTS, USA

51	HOSPITAL PUBLICO MAXIMILIANO	70	SINTANALA HOSPITAL;
	RUIZ CASTANEDA;		JAKARTA, INDONESIA
	MEXICO CITY, MEXICO

54	NOVARTIS ANIMAL HEALTH;	73	CHILDREN’S MEDICAL INSTITUTE.
	LARCHWOOD, IOWA, USA		NATIONAL UNIVERSITY
			HOSPITAL; SINGAPORE

58	CENTRE DE SANTE COMMUNAUTAIRE;	79	THALASSEMIA CENTER;
	CINZANA, MALI		JAKARTA, INDONESIA

59	NOVARTIS CONSUMER HEALTH;	80	NOVARTIS VACCINES AND DIAGNOSTICS;
	LINCOLN, NEBRASKA, USA		SIENA, ITALY

84	DIAC MEMBERS - FROM LEFT TO RIGHT FRONT: JUERGEN BROKATKY-GEIBER, YASMIN ALIBHAI-BROWN, DAVID THOMAS, TED CHILDS BACK: INGRID DUPLAIN, MONIKA MATTI (SECRETARY), KURT APRIL, LAN YANG, BARBARA W. K. YEE, NICHOLAS SCHEELE	109	HOSPITAL ANGELES LOMAS;
			MEXICO CITY, MEXICO

85	NOVARTIS PHARMACEUTICALS;	117	NOVARTIS VACCINES AND DIAGNOSTICS;
	BASEL SWITZERLAND		SIENA, ITALY

87	NOVARTIS PHARMACEUTICALS;	123	CIBA VISION;
	BASEL, SWITZERLAND		SINGAPORE

88	AGAVE TEQUILANA;	127	NOVARTIS PHARMACEUTICALS;
	MEXICO		BASEL, SWITZERLAND

95	NOVARTIS PHARMACEUTICALS;	138	SANDOZ;
	BASEL, SWITZERLAND		LJUBLJANA, SLOVENIA

100	NOVARTIS PHARMACEUTICALS;	Inside back cover	SANDOZ;
	BASEL, SWITZERLAND		LJUBLJANA, SLOVENIA

102	TRADITIONAL HEALER;	Back cover	BANI BASIN;
	MEXICO CITY, MEXICO		MOPTI, MALI

108	HOSPITAL NJANAKORO FOMBA;
	SEGOU, MALI

We would like to thank everyone who contributed to this Annual Report by sharing personal experiences and knowledge with us.

We are particularly grateful to Giorgia Fiorio for the artistic photographs in this Annual Report, an assignment in which she captured her unique perspectives of healthcare around the world.

Each year, Novartis commissions a photographer to provide her or his individual perspectives on healthcare in the Group’s Annual Report. The photos mirror the diversity of patients, healthcare professionals and caregivers around the world. With the exception of Novartis associates, or other persons specifically so identified in photo captions, people in these Annual Report photos have no actual or implied connection with Novartis or with the Group’s products.

Giorgia Fiorio is an award-winning, independent photographer. A native of Turin, Italy, Ms. Fiorio graduated from the International Center of Photography in New York. She lives and works in Venice and Paris.

Her photographs have been published in many magazines including Geo. Stern, El Pais and El Mundo. Her work also has been included in individual and collective exhibitions in a number of countries.

Ms. Fiorio has a distinctive approach to photography, focusing for years at a time on a single theme. The French critic and photo curator, Gabriel Bauret, writes that Ms. Fiorio “belongs to that family of photographers who have chosen to work on projects of a long-term nature.” In an age when photography “is the instrument of the ephemeral and too often limited to the spectacular,” he adds, “the energy Ms. Fiorio deploys is almost entirely focused upon an undertaking of several years.”

During the 1990s, her work concentrated on “closed male communities” in Western society, culminating in publication of several monographs as well as an anthology book, called “Des Hommes.”

In January 2000, Ms. Fiorio began a photographic project she calls “The Gift.” She describes the project as “a visual testimony and personal quest around humanity’s spiritual heritage, and the relation of the individual to the sacred.” She expects to conclude “The Gift” in 2008 and present the result in a series of exhibitions during 2009, as well as a book of photographs. The project has taken Ms. Fiorio around the world to depict subjects ranging from cults on Easter Island and Easter rituals of purification in the Philippines to ritual celebrations of Sufi whirling dervishes in Turkey and ancestral Incan rituals in the Andean highlands.

“Without encyclopedic intentions, I followed raw direct experience on a arbitrary course,” Ms. Fiorio writes. “Questions along a way that leads to further questions.”

Key Dates for 2008

Anticipated key reporting dates
Annual General Meeting for the financial year 2007	February 26, 2008
First Quarter 2008	April 21, 2008
First Half 2008	July 17, 2008
Nine Months 2008	October 20, 2008
Full Year 2008	January 2009

Contact Addresses

For further information regarding Novartis please contact:

Novartis International AG

CH-4002 Basel

Switzerland

Investor relations

Tel: +41 61 324 7944

Fax: +41 61 324 8444

E-Mail: investor.relations@novartis.com

For US investors

Tel: +1 212 307 1122

Fax: +1 212 830 2405

E-Mail: investor.relations@novartis.com

Share registry

Tel: +41 61 324 7204

Fax: +41 61 324 3244

E-Mail: share.registry@novartis.com

Media relations

Tel: +41 61 324 2200

Fax: +41 61 324 9090

E-Mail: media.relations@novartis.com

General information

Tel: +41 61 324 1111

Fax: +41 61 324 8001

Novartis on the Internet

www.novartis.com

Novartis Annual Report on the Internet

www.novartis.com/annualreport2007

Forward-Looking Statements

These materials contain certain forward-looking statements relating to the Group’s business, which can be identified by the use of forward-looking terminology such as “outlook”, “expected”, “will”, “potential”, “pipeline”, or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products, or potential future sales or earnings of the Novartis Group or any of its divisions or business units; or by discussions of strategy, plans, expectations or intentions. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names printed in italics in this Annual Report are trademarks owned by or licensed to the Novartis Group.

® The use of the registered trademark ® in combination with products in normal script indicates third-party brands.

The business policy of Novartis takes into account the OECD’s Guidelines for Multinational Enterprises, with their recommendations on the disclosure of information.

Our Annual Report is originally published in English, with French and German versions available.

Publisher: Novartis International AG, Basel, Switzerland

Design and production: Trimedia, Basel, Switzerland

Print: NZZ Fretz AG, Schlieren, Switzerland

© Novartis AG, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: February 8, 2008	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting